División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas June 13th 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL


06014419

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve



Caracas, 27 de abril de 2006

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

Nos dirigimos a ustedes a fin de dar cumplimiento con lo establecido en el Artículo 5 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, según Resolución 012-2006 de fecha 9 de febrero de 2006, por lo cual acompañamos los siguientes documentos:

1. Estados Financieros correspondientes al período finalizado el 31 de diciembre de 2005.
2. Análisis de Variaciones año 2005 vs. 2004, Balance General.
3. Análisis de Variaciones año 2005 vs. 2004, Estado de Ganancias y Pérdidas.
4. Carta a la Gerencia enviada en fecha 27 de abril de 2006.
5. Informe de los Comisarios.
6. Certificación del Acta de la Asamblea General Ordinaria de Accionistas de fecha 21 de abril de 2006 y certificación del Acta de Junta Directiva N° 944 de fecha 21 de abril de 2006.
7. Declaración sobre las remuneraciones a los miembros de la Junta Directiva y funcionarios ejecutivos enviada en fecha 27 de abril de 2006.
8. Informe de los Administradores.
9. Listado actualizado de accionistas a la fecha de celebración de la Asamblea Ordinaria antes señalada, emitidos por el Agente de Traspaso y la Caja Venezolana de Valores.
10. Informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo.
11. Solicitud de solvencia fiscal y última Declaración de Impuesto Sobre La Renta, ejercicio fiscal finalizado el 31 de diciembre de 2005.
12. Publicación del aviso del pago de dividendo.

Atentamente,
MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque – Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

ANALISIS DE VARIACIONES
AÑO 2005 vs AÑO 2004
BALANCE GENERAL

ACTIVO

Activo No Corriente

Propiedades, Planta y Equipo, Neto
MMBs.-11.976(-2,69 %)

Las variaciones más importantes son:

Incremento Maquinarias y Equipos de MANPA MMBs.+10.594

Línea de Higiénicos Multiempaque MMBs. 8.884.

Incremento Maquinarias y Equipos VPP MMBs.+6.698

Línea de Higiénicos (PCMC)

Incremento Muebles y Enseres MANPA MMBs. +1.666



(Principalmente
Reemplazo Red Lan de Manpa y de Equipos de Computación)

Disminución Construcciones en Proceso MMBs.-8.467

Depreciación Acumulada del período MMBs.-22.689
(MMbs.22.299) más el efecto por traducción de los Activos Fijos en el exterior VPP (MMbs.390)

Participación en Asociadas y Negocios Conjuntos
MMBs.-807(-43,68 %)

	2005	2004
Participaciones en empresas asociadas	-	-
Participaciones en negocios conjuntos	1.040.295	1.847.041
	1.040.295	1.847.041



En este sentido la variación corresponde totalmente a la **Participación en Negocios Conjuntos** como resultado de una variación negativa en los resultados de Simco Recycling MMBs.-1.322 mayor que la variación positiva en los resultados de MCA MMBs.+515

	%	2005	2004	Variación
Simco Recycling Inc.	50	-2.432.726	-1.110.720	-1.322.006
Manpa Centroamérica, C.A.	50	3.473.021	2.957.761	515.260
		1.040.295	1.847.041	-806.746

"**Participación en Negocios Conjuntos:** Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación."

"**Participación en empresas asociadas:** Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo"

Mandioca	MMBs.+2.577
Corp. Forest Orinoco	MMBs.+769
Central Cariaco	MMBs.+88
Fibras Secundarias	MMBs.+81
Total	MMBs.3.515
Menos Prov Pérdida Por Deterioro	MMBs.-3.515
	MMBs.0

Activo Corriente

Gastos Pagados por Anticipado

MMBs.+414 (+59,22%)

Las variaciones más relevantes del año 2005 con respecto al año anterior son:

Aumento en la cancelación de Seguros patrimoniales	MMBs. +113
Aumento de los gastos de VPP (Máquina empacadora y repuestos)	MMBs. +291

Del saldo de Gastos pagados por anticipados al cierre del 2005 las principales partidas son:

- Seguros sobre la Propiedad :MMBs. 686
- VPP MMBs. 355

Inventarios

MMBs. +24.740 (+75,49%)

Al 31 de diciembre de 2005 , los saldos de inventarios se detallan a continuación:

En MMBs.	2005	%	2004	%	Variación
Productos Terminados	19.385	33,7%	8.300	25,3%	11.085
Productos en Proceso	366	0,6%	73	0,2%	293
Materia Prima	17.644	30,7%	16.798	51,3%	846
Repuestos	6.999	12,2%	5.661	17,3%	1.338
Inventario en Tránsito	12.033	20,9%	2.316	7,1%	9.717
VPP	2.747	4,8%	1.678	5,1%	1.069
Menos- Provision para Obsolencia	-1.663	-2,9%	-2.055	-6,3%	392
Total	**57.511**	**100,0%**	**32.771**	**100,0%**	**24.740**

La variación de los inventarios es producto principalmente de:

- Incremento en Inventario en Tránsito (MMBs. +9.717)
- Incremento del Inventario de Productos Terminados (MMBs. 11.085)
- Incremento en Repuestos (MMBs. +1.338)
- Incremento en inventario VPP (MMBs. +1.069)

El Inventario de productos terminados se detalla a continuaciòn :

PRODUCTOS TERMINADOS (En miles de Bs)	**2.005**	**2.004**	**VARIACIÓN**
MOLINO	7.207.262	1.720.379	5.486.883
SACOS	575.489	215.841	359.648
BOLSAS	952.024	313.165	638.859
RESMAS/RESMILLAS	2.099.442	671.734	1.427.708
HIGIÉNICOS	3.111.852	3.542.804	-430.952
PRODUCTOS ESCOLARES	5.568.441	2.375.215	3.193.226
ELIMINACIÓN	-129.176	-538.737	409.561
	19.385.334	**8.300.401**	**11.084.933**

Anticipos a Proveedores
MMBs.-332 (-8.62%)

Los Anticipos a Proveedores ascendieron a MMBs.3.520 y las principales variaciones fueron:

Warner Bros (MMBs. +142)
QTS (MMBs.+114),
P&L Global Network (MMBs. +112)
SSA Global Technologies de Mexico (MMBs.+323)
UPS (MMBs. +395)
Kadant AES Mexico (MMBs.+113)

Del saldo de anticipos al cierre de diciembre 2005 los principales son:

Warner Bros (MMBs. +499),
QTS (MMBs.+114),
P&L Global Network (MMBs. +204),
SSA Global Technologies de Mexico (MMBs.+323)
UPS (MMBs. +1.366)
Diferencial Cambiario (MMBs.+147)

Efectos y Cuentas por Cobrar Neto
MMBs. +15.940 (+20,08%)

El saldo de esta cuenta al cierre de diciembre 2005 es MMBs. 57.511 y está compuesto por:

• Cuentas x Cobrar Comerciales	56.958.238
• Compañías relacionadas	12.413.496
• Empleados	429.642
• Deudores Diversos	872.084
• Impuesto sobre la renta pagado por anticipado	2.400.339
• IVA pagado en exceso	14.904.864
• Credito Fiscal IVA- neto por compensar	1.492.571
• Depositos dados en garantía	7.523.954
	96.995.188
menos Provisión para cuentas de cobro dudoso	-1.657.917
	95.337.271

El incremento de los Efectos y Cuentas por Cobrar Neto es producto básicamente del:

- Aumento "IVA pagado en exceso" MMBs. +10.628 (+248,47 %)
  Este es el Iva retenido por terceros sin poder aplicar.

- Aumento "Depósitos Dados en Garantía" MMBs.+ 4.990 (+196,98)

- Aumento Credito Fiscal IVA por Compensar MMBs.+ 1.493 (+100 %)

- Aumento Impuesto sobre la renta pagado por anticipado MMBs. +2.400 (+100 %)

- Aumento Cuentas x Cobrar Compañías Relacionadas MMBs.+1.467 (+13,40 %)
  Manpa de Centroamérica MMBs.+513
  Simco Recycling Corp. MMBs.+932

- Disminución de las Cuentas x Cobrar Comerciales MMBs.-5.549 (-8,88%) como resultado de una mejor gestión de cobranzas como parte del programa de reducciòn del capital de trabajo.

Inversiones disponibles para la venta
MMBs.+7.917 (+879,89%)

La variación corresponde principalmente a los Bonos 2016 y 2020 que se mantenían en cartera por MMBs.+7.915

El saldo de esta cuenta al cierre de diciembre 2005 es MMBs. 8.817 y está compuesto por:

Bonos 2016 y 2020 MMBs.+7.915
Bonos Town Record MMBs.+760
Acciones Central Portuguesa MMBs.+355
Acciones CIE MMBs.+143
Acciones Corp, Forestal Venezuela MMBs.+48
Menos Prov pérdida por Deterioro MMBs.-402

Efectivo y equivalentes de efectivo
MMBs.-6.388 (-28,39%)

El saldo del Efectivo y Equivalentes de Efectivo disminuyó principalmente por los depósitos otorgados en garantía en el año, así como tambián por las inversiones realizadas en los Bonos 2016 y 2020.

PATRIMONIO Y PASIVO

PATRIMONIO
MMBs.-11.020 (-2,54 %)

(En miles de Bs.)	2.005	2.004	Variacion	Variación
PATRIMONIO:			**Absoluta**	**%**
Capital social	69.632.690	69.632.690	0	0%
Resultado acumulado por traducción de filial	206.308	28.224	178.084	631%
y negocios conjuntos en el exterior			0	0%
Utilidades retenidas:			0	0%
Reserva legal	6.963.269	6.963.269	0	0%
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551	0	0%
No distribuidas	227.169.429	237.211.354	-10.041.925	-4%
Resultado no realizado en inversiones	-999.188	156.935	-1.156.123	-737%
Total patrimonio	**422.566.059**	**433.586.023**	**-11.019.964**	-2,54%

La variación principal ocurre en la cuenta de Utilidades no Distribuidas MMbs. 10.042 como resultado de

Utilidad Neta del período	MMBs.35.838
menos Dividendos Decretados en el período	MMBs.-45.880
	MMBs. -10.042
menos el Resultado No realizado en Inversiones y acciones disponibles para la venta (principalmente los Bonos 2016 y 2020)	MMBs.-1.156
menos Resultado acumulado por traducción filial (VPP)	MMBs.-178

PASIVO NO CORRIENTE

Apartado para Prestaciones de Antigüedad neto de anticipos a largo plazo
MMBs.1.085 (+43,61%)

La variación en esta partida se debe al efecto del incremento de los sueldos y de la antigüedad, neto de anticipos a largo plazo.

Impuesto sobre la renta diferido
MMBs.-12.685 (-18,87%)

Bajo NIIF, la provisión de impuesto sobre la renta comprende el impuesto sobre la renta corriente (tasa de impuesto de la legislación fiscal sobre la renta neta fiscal del año) más el Impuesto diferido.

El impuesto diferido comprende las diferencias temporarias que se prevén pagar o recuperar por las diferencias que se generan entre los libros y la contabilidad fiscal, así como los créditos fiscales, rebajas y pérdidas no aprovechadas.

Los impuestos diferidos son determinados con base en el método del balance general.

	2005	**2004**
Pasivo por impuesto sobre la renta diferido	75.680.541	85.155.489
Activo por Impuesto sobre la renta diferido	21.130.933	17.920.962
NETO DE IMPUESTO DIFERIDO	**54.549.608**	**67.234.527**

En tal sentido, en los resultados al 31 de diciembre de 2005 se origina un Impuesto Diferido Ingreso por la variación entre las partidas temporarias de un año con respecto al otro

2005	MBs.	54.549.608
2004	MBs.	67.234.527

Impuesto Diferido ingreso MBs. –12.684.919

PASIVO CORRIENTE

Apartado para Prestaciones de Antigüedad neto de anticipos a corto plazo
MMBs.1.175 (+43,61%)

La variación en esta partida se debe al efecto del incremento de los sueldos y de la antigüedad neto, de anticipos a corto plazo

Documentos por Pagar
MMBs. –2.486 (-100%)

La variación corresponde al saldo de documentos por pagar de importaciones que se mantenían en el 2004 (MMBs. 2.486)

El saldo de esta cuenta al cierre de diciembre de 2005 es MMBs. +0

Papeles Comerciales
MMBs.+56 (1,95%)

La variación corresponde al incremento de los Papeles Comerciales en circulación en MMBs. 56

Al cierre de diciembre 2005 el saldo de papeles comerciales en circulación es de MMBs.2.947

Préstamos a Corto Plazo
MMBs.+33.561 (+249,35)

La variación de la deuda bancaria a corto plazo fue producto de los nuevos préstamos contratados con bancos en el año 2005 netos de las amortizaciones efectuadas en el año:

A continuación se muestran las variaciones en los saldos de préstamos por banco al cierre de diciembre 2005

BVC	MMBs.+1.009
Provincia	MMBs.+7.308
Venezuela	MMBs.+14.644
Mercantil	MMBs,+6.061
CorpBanca	MMBs.+3.364
Activalores	MMbs.+2.197
Cancelación Citibank	MMBs.-1.022

Dividendos por Pagar:
MMBs.4.588 (110,66%)

Corresponden la mayor parte a dividendos de ADR's pendientes por la autorización de divisas por parte de CADIVI al 31 de diciembre de 2005(dividendo de Bs. 10/acción decretado en el mes de octubre de 2005)

Impuestos por Pagar
MMBs.-14.449 (-98,01%)

La diferencia es principalmente en la variación del monto de Provisión de Impuesto sobre la renta del ejercicio, el cual fue menor con relación al año 2004 en MMBs.-15.105 y en que en el año 2005 no se tiene "Impuesto sobre la renta retenido por aplicar" como en el año 2004, por lo tanto la variación es positiva en MMBs.+617
El saldo al cierre de diciembre de 2005 fue de MMBs.294, conformado por:

Provisión de Impuesto sobre la renta del ejercicio (MMBs.+34),
ISLR retenido por pagar (MMBs. +202),
IVA débito Valores y Acciones (MMBs.+58) y
Retención a Terceros 75% IVA (MMBs.0,356)

Cuentas por Pagar neto
MMBs. +29.684 (+68,85%)

El incremento de los Efectos y Cuentas por Pagar Neto es producto de un mayor saldo en las cuentas x pagar comerciales, las cuales representan el 74 % del total de Efectos y Cuentas x Cobrar neto

	2.005	2.004	Variación Absoluta	Variación %
Comerciales	53.780.859	27.667.140	26.113.719	94%
Partes Relacionadas	8.585.122	5.215.910	3.369.212	65%
Otros	2.229.675	1.024.093	1.205.582	118%
Iva retenido por pagar	918.252	740.529	177.723	24%
Gastos Acumulados por pagar	7.284.469	8.466.995	-1.182.526	-14%
	72.798.377	**43.114.667**	**29.683.710**	

Cuentas por Pagar Comerciales
MMBs. 26.114 (+94%)

El saldo al cierre se ubicó en MMBs.53.781. El incremento de las cuentas por pagar se debió principalmente al incremento de las cuentas por pagar a los proveedores de pulpa debido a que se está cancelando a su fecha de vencimiento aprovechando el crèdito de 180 dìas otorgado.

Las variaciones en los proveedores de pulpa más importantes son:

(En Miles de Bs.)

	2.005	2.004	VARIACION
CELLMARK	14.739.942	3.790.337	10.949.605
CELULOSA ARAUCO	0	2.365.537	(2.365.537)
FOREST FIBRES LIMITED	8.698.890		8.698.890
POPE & TALBOT	0	2533503	(2.533.503)
SILVANIA RESOURCES INC	7.421.483	998400	6.423.083
	30.860.315	9.687.777	21.172.538

A continuación se detallan las Cuentas por Pagar más resaltantes, nacionales y del exterior al cierre del año 2005.
(En miles de Bs)

	AÑO 2.005
ALBANY INTERNATIONAL	1.028.909
BENDER MACHINE SERVICES	340.775
CLARIANT VENEZUELA, S.A.	633.509
CMPC CELULOSA S.A.	3.739.173
CORPORACION ADIPACK, C.A.	335.116
DISPROGRAFICA C.A.	531.517
EKA CHEMICALS DE VENEZUELA C.A	739.445
FIBER SOURCE INTERNATIONAL CORP	2.341.121
LIPESA S.A.	400.961

NALCO VENEZUELA, S.C.A.	279.277
OAKITE DE VENEZUELA C.A.	208.943
OMYA COLOMBIA, S.A.	250.952
RAISIO QUIMICA ANDINA, S.A.	813.364
SILVANIA RESOURCES INC	7.421.483
TRANSPACA SUCRS C.A.	843.329
VZLNA. DE CART. CORRUGADOS C.A	351.161
CELLMARK	14.739.942
FOREST FIBRES LIMITED	8.698.890

Cuentas por Pagar Compañías Relacionadas
MMBs.+3.369 (+65%)

La variación es producto principalmente del incremento de las cuentas por pagar a TGM MMBs.+952 a Simco Recycling MMBs.+1661 y a Manpa de Centroamérica MMBs.+763

Esta partida presenta un saldo de MMBs.8.585 y está conformada de la siguiente manera:

Compañía Relacionada	MMBs.
Turbogeneradores Maracay	3.412
Simco recycling	4.290
Manpa de Centroamerica	763
Turboven Maracay	100
Turboven Cagua	20
Total en MMBs.	**8.585**

Cuentas por Pagar Otras
MMBs.+1.206 (118%)

Las Variaciones del saldo de Cuentas por Pagar (Otras) más importantes son:

	MMBs.
➢ Regalias	641
➢ INCE-SSO por pagar	205
➢ HCM	129
➢ Fondo de Ahorros de los Trabajadores	124

El saldo de Cuentas por Pagar (Otras) al cierre de diciembre de 2005 con mayor relevancia son:

	MMBs.
➢ Regalias	722
➢ INCE-SSO por pagar	602
➢ HCM	254
➢ Cuentas por pagar a Distribuidores	266
Fondo de Ahorros de los Trabajadores	132

Gastos Acumulados por Pagar
MMBs.-1.182 (-14%)

La variación ha sido producto básicamente de las disminuciones/incrementos de otras cuentas, siendo las mas resaltantes:

Proveedores con nota de entrega MMBs.-779
Cuentas Acumuladas por pagar Corto Plazo MMBs.-1.000
Estimación electricidad MMBs. -1.100
Gastos aduana, verificación acopio MMBs.+635
Acumulado Gas MMBs.336
Provisión Tráfico y Consumo de drogas Conacuid MMBs.-158

Nota: La cuenta "proveedores con nota de crédito" se creó en el año 2003 por la necesidad de registrar el IVA de acuerdo a la modificación del reglamento del Iva del año 2003. Se trata de las compras en las que no se poseen todos los documentos requeridos para registrarse en la cuenta "cuentas por pagar" y para poder registrar el IVA de acuerdo al reglamento se creó la cuenta de "proveedores con nota de crédito".

El Saldo al cierre ascendió a MMBs. 7.284 , del cual las partidas mas importantes son:

	MMBs.
Provisión Trafico y consumo de drogas	395
Provision BPCs	600
Intereses sobre prestaciones	632
Vacaciones y utilidades	1.357
Honorarios Profesionales	112
Acumulado consumo de gas	760
Comisiones por pagar	546
Gastos de aduana acumulados por pagar	1.215
Fletes acumulados por pagar	644
Seguros importación exportación por pagar	230
Participación estatutaria	250
Proveedores con nota de entrega	153
Otros (*)	390
Total en MMBs.	**7.284**

(*) Otros: Gastos menores a MMBs.100

ANALISIS DE VARIACIONES
AÑO 2005 vs AÑO 2004
ESTADO DE GANANCIAS Y PERDIDAS

Volumen de Ventas de Papel (TM)

Al cierre de 2005, el volumen de ventas se ubicó en 129.539 TM vs 143.499 TM en el 2004, lo cual representa una disminución del 9,73% (-13.960 TM), producto de la caída tanto de las ventas nacionales en -7.82%(-10.369 TM) como de las ventas de exportación en -32,86 % (-3.591TM) con relación al año anterior.

Como se observa en la tabla que se presenta a continuación, en el año 2005 todas las Divisiones a excepción de la División de Higiénicos registran una caída en el volumen de ventas, aún cuando de acuerdo a las cifras del Banco Central de Venezuela la economía venezolana en su conjunto mostró un crecimiento del 9,32 % durante el año 2005 con respecto al año anterior.

La caída de las ventas se debió principalmente al importante incremento registrado en las importaciones por la sobrevaluación de la tasa de cambio Bs./US$ y la flexibilización de Cadivi para otorgar divisas a importadores. En efecto, de acuerdo a cifras del Instituto Nacional de Estadisticas (INE) las importaciones de Papel Blanco han experimentado un crecimiento de 57,8%, al pasar de 48.633 TM en el período enero-noviembre 2004 a 76.773 TM para el mismo período del año 2005. Asimismo diversos análisis de la economía estiman que la tasa de cambio de equilibrio comercial es de Bs/US$.2.721 que al comparar con la tasa oficial de Bs./US$ 2.150 evidencia una sobrevaluación nominal del 28,4 %.

La mezcla de ventas de Papel en TM del año 2005 comparada con el año anterior es la siguiente:

	2005		*2004*		*Variación*	
Mezcla de Ventas	**TM**	**%**	**TM**	**%**	**TM**	**%**
Exportación	7.337	5,66%	10.928	7,62%	3.591	-32,86%
Local	122.202	94,34%	132.571	92,38%	10.369	-7,82%
Total Papel	**129.539**	**100,00%**	**143.499**	**100,00%**	**13.960**	**-9,73%**

INGRESOS POR VENTAS

MMBs.-8.093 (-2,11%)

Al 31 de diciembre, los ingresos se componen de lo siguiente (en miles de bolívares):

	2.005	**2.004**	**Variación Absoluta**	**Variación %**
Ventas de bienes	373.406.646	382.426.108	-9.019.462	-2,36%
Ingresos por alquileres	845.910	231.000	614.910	266,19%
Ingresos por servicios	807.724	495.824	311.900	62,91%
	375.060.280	383.152.932	-8.092.652	-2,11%

Ventas Netas de Papel
MMBs.-9.020 (-2,36%)

Las Ventas Netas al cierre de 2005 se ubicaron en Bs.373.407 millones lo cual representa una disminución de -2,36% vs el año anterior. En este sentido, es importante destacar que tal disminución se debe básicamente a la caída registrada en el volumen de ventas.

El precio promedio corporativo refleja un alza del 8,16%, por debajo de la tasa de inflación anual del 14,36 %, mientras que la devalución de la tasa de cambio oficial fue del 11,98 %. Esto fue debido por una parte a que los precios del higiénico permanecen sin variación desde su control y por otra, a una mayor competitividad en el mercado de los papeles blancos por el crecimiento de las importaciones.

	2005	2004	Var en Bs.	%
Precio por TM en Bs.	2.882.581	2.665.009	217.572	8,16%

Costo de Ventas
MMBs.13.589 (+5,02%)

Para el cierre del año 2005, el Costo de Ventas aumentó en Bs.13.589 millones (+5,02%) vs el año 2004, lo cual obedece básicamente a incrementos en los gastos de fabricación y en el costo de las fibras y materia prima importada. Los gastos de fabricación aumentaron en Bs. 22.368 millones (+ 31,73 %), principalmente por el incremento de:

- Mano de Obra en Bs. 9.440 millones (+43,81%)
- Reparación, mantenimiento y suministros Bs. 3.612 millones (+19,94%)
- Servicios Contratados en Bs. 3.147millones. (+55,64%)
- Gas Bs. 1.127 millones (+52,65%)
- Energía Bs.3.006 (+21,17%)

Con respecto al aumento en el costo de las fibras, este se origina principalmente por el efecto combinado del incremento de precios de la fibra y del efecto del deslizamiento cambiario sobre los precios de las mismas. La tasa de cambio promedio oficial se deslizó en 11,97 % al pasar de Bs. 1.920,00 x US$ en el 2004 a Bs.2.150,oo x US$ en el 2005 mientras que los precios promedios internacionales de fibras vírgenes se incrementaron con relación al año anterior en 85 US$ por TM o en un 16,5%, al pasar de US$ 515 promedio por tm en el año 2004 a US$ 600 por tm en el año 2005.

En cuanto al comportamiento del costo promedio por TM, este aumenta en Bs. 308.310 (+16,33%).

El costo de ventas como % de las ventas desmejora en 5,35 puntos porcentuales, al pasar de 70,83 % en el 2004 a 76,18 % en el 2005.

	2005	2004	Var en Bs.	%
Costo por TM en Bs.	2.195.821	1.887.510	308.310	16,33%

Utilidad Bruta
MMBs.-21.681(-19,31%)

La Utilidad Bruta se ubicó en Bs.90.616 millones, disminuyendo en 21.681 ò en un -19,31 %. Igualmente el Margen Bruto disminuyó en 5,15 puntos porcentuales con respecto al año anterior, ubicándose en 24,16%. Tal desmejora en el Margen Bruto es producto de un incremento mayor en el costo de venta por tm (+16,33 %) que el registrado en el precio promedio de venta por tm (+8,16%).

	2005	2004
Margen Bruto	24,16%	29,31%

Gastos de Ventas
MMBs. +8.657 (38,85%)

Los Gastos de Ventas registraron una variación de 38,85 % (MMBs.8.657) al pasar de MMBs.22.282 millones en el 2004 a MMBs.30.939 en el 2005.

Entre las variaciones más resaltantes se encuentran:

- Mano de Obra en Bs. 1.032 millones
- Provisión Ctas Cobro Dudoso en Bs+294 millones
- Gastos No Deducibles en Bs. +1.948 millones
- Patente de Industria y Comercio MMBs.741
- Publicidad y Propaganda MMBs.+1.518
- Regalías MMBs.763
- Descuentos otorgados de años anteriores MMBs.573

En cuanto a los Gastos de Ventas como % de los Ingresos desmejoran en 2,43 puntos, al pasar de 5,82 % en el 2004 a 8,25 % en el 2005.

	2005	2004	Variación
Gastos de Ventas (En MBs.)	30.939.453	22.282.173	8.657.280
Gastos de Ventas como % Ingresos.	8,25%	5,82%	2,43%

Gastos de Administración
MMBs. +1.377 (+7,82%)

Los Gastos de Administración registraron una variación de MMBs. 1.377 (7,82%) al pasar de MMbs. 17.608 en el año 2004 a MMBs. 18.985 en el año 2005. El incremento en los gastos de administración estuvo por debajo de la inflación anual de 14,36 %

Las partidas que presentan mayor variación son:

- Personal Bs.+1.041 millones
- Honorarios Profesionales Bs. +238 millones (Principalmente Lara Marambio y Avalúos)
- Servicios Contratados Bs. +572 millones (Principalmente Contrato de Mantenimiento BPC´s Bs.450 millones)
- Gastos No Deducibles MMbs.-188 (Repuestos para computadoras)
- Gastos de Mantenimiento y Reparación MMbs.-146

Los Gastos de Administración como % de las Ventas Netas desmejoran en 0,47 puntos, al ubicarse en 5,06 % vs 4,60 del año anterior.

	2005	2004	Variación
Gastos de Administ. (En MBs.)	18.985.181	17.608.086	1.377.095
Gastos de Admón. como % Ingresos.	5,06%	4,60%	0,47%

Utilidad en venta de Activos
MMBs.342 (-100%)

Corresponde a ventas efectuadas en el año 2004 que no ocurrieron en el 2005

Principalmente - Ventas efectuadas MMbs.260
- Compresor desincorporado en libros pero que el Seguro canceló

Gastos Operativos

	2005	2004	Variación
Gastos Operativos Como % Ingresos	13,31%	10,32%	2,99%

Utilidad Operativa
MMBs.-32.057 (-44,07%)



La Utilidad Operativa disminuyó en Bs. 32.057 millones o en un -44,07 %, ubicándose en Bs. 40.691 millones. El Margen Operativo se ubicó en 10,90 %, lo cual representa una disminución en 8,13 puntos con relación al año anterior debido a la desmejora experimentada en la rentabilidad bruta y en los gastos operativos como % de la ventas netas, los cuales aumentan en 2,99 puntos porcentuales con relación al año 2004.

Márgenes Operativos:

2004	2005	(Variación)
10,85%	18,99%	(-8,13%)

Participación en Resultados de negocios conjuntos
MMBs.-550.(-149%)

	2.005	2.004	Variación Absoluta	Variación %
Participación en resultados de negocios conjuntos	(919.621)	(369.267)	-550.354	149%

Corresponde al 50% de participación de Manpa en los resultados financieros de MCA y Simco Recycling .

La variación viene dada porque fue mayor la utilidad generada por MCA en el año 2005 con respecto al año 2004 que la pèrdida registrada por Simco Recycling en el año 2005 con respecto al año 2004

Costos Financieros
MMBs.-1.651.(55%)

	2.005	2.004	Variación Absoluta	Variación %
Costos financieros	(4.664.484)	(3.013.243)	-1.651.241	55%

El incremento en los costos financieros ocurre por el aumento registrado de MMBs.33.561 (249,35%) en el saldo de deuda bancaria

Ingresos Financieros
MMBs.+233.(52%)

	2.005	2.004	Variación Absoluta	Variación %
Ingresos financieros	678.654	445.324	233.330	52%

Este incremento es resultado de la mayor tasa de interés para depósitos en US$ y a un mayor monto de ingresos en bolívares por el efecto de una mayor tasa de cambio de (Bs./US$ 1.920 a Bs./US$ 2.150) sobre los intereses en dólares.

Diferencia en cambio
MMBs.+610(21%)

	2.005	2.004	Variación Absoluta	Variación %
Diferencias en cambio - neto	3.565.400	2.954.693	610.707	21%

La variación es producto de un mayor impacto favorable de la devaluación ocurrida en febrero del año 2005 cuando la tasa de cambio de Bs./US$ 1.920 pasò a BS/US$ 2.150 por una mayor posición activa en moneda extranjera en el año 2005 con respecto a la que se tenìa en el año 2004 cuando la tasa de cambio pasò de Bs/US$ 1.600 a Bs/US$ 1.920

Pérdida en operaciones de Permuta
MMBs.3.740(-50%)

	2.005	2.004	Variación Absoluta	Variación %
Pérdida en operaciones de permuta con títulos valores	(3.671.665)	(7.411.275)	3.739.610	-50%

La Disminución de la pérdida en operaciones con títulos valores se debió a la realización de un menor número de operaciones en el año 2005 con respecto al año 2004.

OTROS INGRESOS(EGRESOS)

Provisión para Inversiones
MMBs.-366 (-100%)

La variación ocurre porque en el año 2004 se registró un Ingreso por el reverso de parte de la provisión de inversiones.

Pérdida neta en contrato de cobertura en moneda extranjera
MMBs.-417(-100%)

	2.005	2.004	Variación Absoluta	Variación %
Pérdida neta en contrato de cobertura en moneda extranjera	-	(417.348)	417.348	-100%

En el año 2005 no se realizaron operaciones de cobertura en moneda extranjera.

Comisiones ADR
MMBs.-141 (-22%)

	2.005	2.004	Variación Absoluta	Variación %
Comisiones ADR	(505.370)	(646.810)	141.440	-22%

Las Comisiones de ADR disminuyeron en el año 2005 debido a que sólo se canceló un dividendo en este año (US$ 3.490.308) con relación a los dos pagados en el año 2004 (US$ 5.215.843).La razón es el retraso de CADIVI en el otorgamiento de las divisas del dividendo decretado en octubre 2005.

Impuesto al Dèbito Bancario
MMBs.16 (-1%)

	2.005	2.004	Variación Absoluta	Variación %
Impuesto al débito bancario	(3.089.757)	(3.105.931)	16.174	-1%

Otros
MMBs.-1.184 (-211%)

	2.005	2.004	Variación Absoluta	Variación %
Otros – neto	(623.152)	561.252	-1.184.404	-211%

Impuestos
MMBs. 12.802 (-152%)

	2005	2004	Variación Absoluta	Variación relativa
Impuesto sobre la renta neta fiscal	8.820.272	20.223.124	-11.402.852	-56%
Menos:				
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	-1.341.708	-366.847	-974.861	266%
	7.478.564	**19.856.277**	**-12.377.713**	**-62%**
Impuesto sobre la renta de ejercicio anterior	829.338	-592.097	1.421.435	-240%
Total impuesto sobre la renta corriente	**8.307.902**	**19.264.180**	**-10.956.278**	**-57%**
Impuesto sobre la renta diferido	-12.684.919	-10.838.938	-1.845.981	17%
	-4.377.017	**8.425.242**	**-12.802.259**	**-152%**

Durante los años terminados el 31 de diciembre de 2005 y 2004, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal: estas partidas son

- Impuesto y tasa fiscal aplicable a la utilidad según libros
- Diferencia de base en inventarios y activos fijos

- Ajuste fiscal por inflación
- Dividendos recibidos
- Ingresos del exterior
- Otros gastos no deducibles
- Otros ingresos no gravables
- Otros netos
- Efecto de rebaja por inversiones en propiedades, planta y equipos
- Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros

Utilidad Neta

MMBs.-17.849 (-33,25%)

La Utilidad Neta alcanzò MMBs. 35.838. EL Margen Neto presentó una disminución de 4,44 puntos porcentuales como consecuencia de la caída de la rentabilidad bruta y operativa

Márgenes Netos:

2005	2004	(Variación)
9,56%	14,01%	-4,44%


MANPA

*Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:*

*"**Acta Nº 944** Hoy, veintiuno (21) de abril de dos mil seis, siendo la 12:30 p.m. se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Celestino Martínez P., Carlos H. Paparoni, Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Elena Delfino, Alberto Delfino y Fernando Paparoni,. Igualmente se encontraban presentes Alejandro Delfino T., y José Gaetano Paparoni Asesor.*

1. De conformidad con lo establecido en la cláusula 7 del Documento Constitutivo Estatutos de la compañía, la Junta Directiva acordó ratificar para los cargos de Presidente, Primer Vice-Presidente y Segundo Vice-Presidente de la misma a los señores: Carlos Delfino T. Celestino Martínez P. y Carlos Henrique Paparoni respectivamente.

2. La Junta Directiva acordó ratificar al Lic. Alejandro Delfino T., como Presidente Ejecutivo, de conformidad con lo establecido en la cláusula 7 del Documento Constitutivo Estatutos de la compañía.

3. La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 28 de abril de 2006 y como fecha de pago (fecha efectiva de registro del beneficio) el 08 de mayo de 2006, del dividendo aprobado por la Asamblea General Ordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,00) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Venticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2005. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto.."

Certificación que expido en Caracas a los veintiun (21) días del mes de abril del año dos mil seis.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401370
2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12.
Municipio Chacao - Caracas
RIF: J-00023530-9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

Señores
PRESIDENTE Y DEMAS MIEMBROS DE LA JUNTA DIRECTIVA DE LA COMISION NACIONAL DE VALORES
Presente.

Yo, Alejandro Delfino T, en mi carácter de Presidente Ejecutivo de Manufacturas de Papel, C.A. (MANPA) SACA, por medio de la presente hago entrega formal del Cuadro Demostrativo de Remuneraciones de Directores y del Personal Ejecutivo del año 2005, atendiendo a lo establecido en las Normas Relativas a la Información Periódica u Ocasional que deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores.

En este sentido, y conforme a lo establecido en el artículo 3 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, y al artículo 20 de la Ley de Mercado de Capitales: Solicitamos ante la Comisión Nacional de Valores mantener en forma confidencial la información contenida en el cuadro anteriormente mencionado, debido a que la misma constituye uno de los aspectos críticos de la compañía con relación a la administración de la empresa, y adicionalmente la misma no representa información básica para la toma de decisiones del público inversionista.

En Caracas, a los 26 días del mes de abril de 2006

Atentamente

Alejandro Delfino T.
Presidente Ejecutivo
adelfino@manpa.com.ve
teléfono: 0212.901.23.13

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

INFORME DE LA JUNTA DIRECTIVA DE
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A
SOBRE CUMPLIMIENTO DE LOS PRINCIPIOS DE GOBIERNO CORPORATIVO ADOPTADOS POR LA COMISION NACIONAL DE VALORES

A los fines de dar cumplimiento a la Resolución N° 19-1-2005 de la Comisión Nacional de Valores de fecha 2 de febrero de 2005, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.129, de fecha 17 de febrero de 2005, la Junta Directiva de la compañía rinde a la Asamblea Ordinaria de Accionistas el presente informe sobre el grado de cumplimiento de los principios de gobierno corporativo adoptados por la Comisión Nacional de Valores a que se contrae la referida Resolución.

Directores Independientes de la Junta Directiva

La Junta Directiva en su sesión de fecha 31 de marzo de 2006 examinó los supuestos establecidos en la referida Resolución observando que durante el ejercicio finalizado el 31 de diciembre de 2005 se mantuvo la proporción de Directores Independientes en 18 de los 22 Directores que conforman la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., de acuerdo a los criterios sobre independencia de los Directores establecidos en la referida Resolución, superándose ampliamente el número de Directores Independientes requeridos.

Con el objeto de cumplir con la adecuada transparencia y divulgación en esta materia, adjuntamos resumen curricular de los Directores que conforman la Junta Directiva.

Comité de Auditoria

El Comité de Auditoria de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. está conformado en su mayoría por Directores Independientes, de acuerdo a los criterios sobre independencia de los Directores contenidos en la señalada Resolución.

El Comité de Auditoria de acuerdo con la Resolución sobre Principios de Gobierno Corporativo tiene y ejerce las siguientes responsabilidades:

1. Conocer previamente los estados financieros de la Sociedad;
2. Asistir a la Junta Directiva en cuanto a la implementación de las medidas necesarias para preservar la integridad de la información financiera de la Sociedad;
3. Colaborar con la Junta Directiva en la supervisión de la actividad de la Auditoria Interna y Externa; y,
4. Conocer y analizar el contenido de la carta de gerencia con el fin de realizar las recomendaciones que estime necesario.

En virtud de las funciones que corresponden al Comité de Auditoria examinó los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2005, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, encontrándolos conformes para ser sometidos a la consideración de la Asamblea.

Visto lo anterior, la Junta Directiva puede afirmar que MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. cumple con los principios de gobierno corporativo adoptados por la Comisión Nacional de Valores.

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 04 de Abril de 2006

Señores
Gerencia Regional Tributos Internos de Contribuyentes Especiales
Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)
Región Capital
Su despacho.

Yo, CARLOS DELFINO T., venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad No. 3.659.617, actuando en mi carácter de Presidente de la Junta Directiva de la empresa **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.**, sociedad inscrita en el Registro de Información Fiscal con el No. **J-00023530-9**, carácter que consta en Acta de Junta Directiva No. 915 de fecha 26 de marzo de 2004, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 23 de abril de 2004, bajo el No. 24, Tomo 59-A-Pro (se anexa copia), ocurro ante usted respetuosamente para exponer lo siguiente: Solicito a ese organismo la expedición de la **solvencia fiscal** de mi representada, con el objeto de poder dar cumplimiento con lo establecido en el numeral 10 del artículo 5 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, publicada en la Gaceta Oficial Extraordinaria N° 5.802 de fecha 08 de marzo de 2006, para lo cual anexo copia de la última Declaración de Impuesto Sobre la Renta.

Sin otro particular y agradeciéndoles la atención que nos puedan prestar.

Atentamente,

06601

REPÚBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DE FINANZAS
SENIAT
2006 APR -4 A 11:06
GERENCIA DE CONTRIBUYENTES ESPECIALES

Lic. Carlos Delfino T.
Se hacen tres ejemplares de un mismo tenor y un solo efectos

EL NACIONAL

FUNDADO EN 1943·CARACAS·VENEZUELA

DOMINGO 23
abril de 2006

http://www.el-nacional.com
DEPÓSITO LEGAL PP 194301 DF45
AÑO LXIII Nº 22.503


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión Nº 944 de fecha 21 de abril de 2006 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 21 de abril de 2006 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario de Doce Bolívares (Bs. 12,00) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2005, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 28 de abril de 2006 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 8 de mayo de 2006 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores Nº 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria Nº 38.007 de fecha 24 de agosto de 2004.

Caracas, 23 de abril de 2006

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO · PREMIO A LA EXCELENCIA DE LA SND · PREMIO INTERNACIONAL DE INFOGRAFIA MALOFIEJ 2004 Y 2006

DOMINGO 23 DE ABRIL DE 2006, CARACAS, VENEZUELA - AÑO XCVII - Nº 34.767 - DEPOSITO LEGAL PP-190901DF43


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión Nº 944 de fecha 21 de abril de 2006 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 21 de abril de 2006 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario de Doce Bolívares (Bs. 12,00) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2005, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 28 de abril de 2006 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 8 de mayo de 2006 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores Nº 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria Nº 38.007 de fecha 24 de agosto de 2004.

Caracas, 23 de abril de 2006

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas de fecha 21 de abril de 2006**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

Hoy, **veintiuno (21) de abril del año dos mil seis, siendo las 11:00 a.m.**, se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 16 de abril de 2006, que textualmente dice así: *MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 21 de abril de 2006, a las 11:00 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2005, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario. 3° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 4° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. 5° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de Gestión de la Junta Directiva, el informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores y los demás*


MANPA

documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 1° de abril de 2006. Caracas, 16 de abril de 2006. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **dos mil sesenta y cuatro millones trescientos treinta mil novecientas sesenta y cuatro (2.064.330.964) acciones**, o sea, más del **ochenta y nueve por ciento (89%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2005, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los informes de la Junta Directiva y de los Comisarios**. Los Estados Financieros de la compañía y los consolidados, así como los informes de gestión de la Junta Directiva y de los Comisarios, los cuales una vez leídos y ampliamente comentados, resultaron aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía. Asimismo la Junta Directiva leyó el Informe sobre el Cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, *Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.* Tomó la palabra Nelly González y propuso designar como **Miembros Principales** de la Junta Directiva a los señores: CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ, y JULIO BUSTAMANTE, y como **Miembros Suplentes** a los señores: ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S., y ANGEL J. RAMÍREZ.
Sometida a consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, *Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.* Tomó la palabra Carlos Delfino T.y leyó la siguiente proposición





de la Junta Directiva: *Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.*

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Cuarto punto de la convocatoria**, o sea, *Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.* Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: *Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) por año para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los Papeles Comerciales*





sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Quinto Punto de la convocatoria**, o sea, *Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.* Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: *Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a* las Utilidades Netas correspondientes al ejercicio finalizado el *31 de diciembre de 2005, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.*
Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veintiún (21) días del mes de abril del año dos mil seis (2006).

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL
SATACORP

FECHA : 21/04/2006

MANUFACTURA DE PAPEL
Estado del Quorum
Ordinaria

Total Accs. : 2.294.009.424
Accs. Pres. : 2.064.330.964

% Quroum : 89,988

Total Accs. Tipo "A" : 2.294.009.424
Total Accs. Tipo "A" Presentes : 2.064.330.964
% Quroum Tipo "A" : 89,988


VENEZOLANO DE CREDITO S.A.
BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

MANUFACTURA DE PAPEL
Presentes

Nombre Accionista	Cant. Acciones	%
DELFINO MONZON JUAN RAFAEL	72.720	0,003
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0,150
GONZALEZ FERRI MANUEL	1.594.510	0,070
HEREDIA JUAN BAUTISTA	45.000	0,002
MARQUEZ BUSTAMANTE IVAN ANTONIO	1.200	0,000
REZNICEK WEIRAUCHOVA HANY	130.200	0,006
SOTO APONTE PEDRO JOSE	39.800	0,002
Total Acciones Representadas =>	5.322.290	0.232
Total Acciones del Quorum =>	2.064.330.964	89,988


VENEZOLANO DE CREDITO S.A.
BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

MANUFACTURA DE PAPEL
Especial

Nombre Accionista			Cant. Acciones	%
AREZ DELFINO GUSTAVO				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	98.994.259	4,315
	Total Acciones	:=>	98.994.259	4.315
DELFINO CARLOS				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	74.959.118	3,268
	Total Acciones	:=>	74.959.118	3.268
DELFINO MONZON JUAN RAFAEL				
	Acciones Propias	:=>	72.720	0.003
	Acciones Representadas	:=>	0	0.000
	Total Acciones	:=>	72.720	0.003
GARMENDIA ZAMBRANO JUAN				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	3.847.106	0.168
	Total Acciones	:=>	3.847.106	0.168
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0.150
	Acciones Representadas	:=>	0	0.000
	Total Acciones	:=>	3.438.860	0.150
GONZALEZ FERRI MANUEL				
	Acciones Propias	:=>	1.594.510	0.070
	Acciones Representadas	:=>	0	0.000
	Total Acciones	:=>	1.594.510	0.070
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	1.016.429.691	44.308
	Total Acciones	:=>	1.016.429.691	44.308
GOUVEIA TEXEIRA MARIA I				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	1.982.172	0.086
	Total Acciones	:=>	1.982.172	0.086
HANYREZNICEK HANNY				
	Acciones Propias	:=>	130.200	0.006
	Acciones Representadas	:=>	22.624.560	0.986
	Total Acciones	:=>	22.754.760	0.992

VENEZOLANO DE CREDITO BANCO UNIVERSAL S.A. AGENTE DE TRASPASO CARACAS

MANUFACTURA DE PAPEL
Especial

Nombre Accionista			Cant. Acciones	%
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	45.000	0.002
	Acciones Representadas	:=>	0	0.000
	Total Acciones	:=>	45.000	0.002
MARQUEZ BUSTAMANTE IVAN ANTONIO				
	Acciones Propias	:=>	1.200	0.000
	Acciones Representadas	:=>	0	0.000
	Total Acciones	:=>	1.200	0.000
RIVAS RAMON				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	800.808.704	34,909
	Total Acciones	:=>	800.808.704	34,909
SOTO APONTE PEDRO JOSE				
	Acciones Propias	:=>	39.800	0.002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	39.800	0.002
SUBERO DE DELFINO ADA V				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	37.968.458	1,655
	Total Acciones	:=>	37.968.458	1.655
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0.061
	Total Acciones General	:=>	2.064.330.964	89,988

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

MANUFACTURA DE PAPEL
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
AñEZ DELFINO GUSTAVO	**98.994.259**	**4,315**
AñEZ DELFINO ARNALDO JOSE.	10	0,000
AñEZ DELFINO ALBERTO ENRIQUE	3.343	0,000
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0,000
CONDE ROTUNDO EMILIO LUIS	31.668	0,001
DELFINO DE VERNET VIVANNE VALENTINA	84.000	0,004
DELFINO GOMEZ JOSE IGNACIO	5.000	0,000
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSIONES SF 118, C.A.	1.253.112	0,055
INVERSIONES SF119 C.A.	49.768.530	2,169
INVERSORA 3-10-64, C.A.	423.150	0,018
INVERSORA CONDEISA, C.A.	682.080	0,030
PAUL ALFREDO LUIS.	5.250	0,000
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,922
DELFINO CARLOS	**74.959.118**	**3,268**
DELFINO PARRA ELENA	30.682	0,001
DELFINO PARRA ELENA MARGARITA	460.490	0,020
DELFINO THORMAHLEN ALBERTO JOSE	4.800.000	0,209
DELFINO THORMAHLEN CARLOS EDUARDO	4.464.200	0,195
VETA HOLDINGS A V V	65.175.046	2,841
VETA HOLDINGS A.V.V.	28.700	0,001
GARMENDIA ZAMBRANO JUAN	**3.847.106**	**0,168**
ECONOINVEST CASA DE BOLSA C.A	3.847.106	0,168
GONZALEZ NELLY	**1.016.429.691**	**44,308**
ARMANECA BIENES Y RAICES, C.A.	49.847.580	2,173
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CAPIELO RAYMOND SANIA CELINA	990	0,000
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
CLARIDGE, LTD.	350.000.000	15,257
DELFINO BERTRAN SILVANA	67.583	0,003
DELFINO THORMAHLEN ALEJANDRO	291.362	0,013
DITTMER MANZANO EGBERT	2.777.938	0,121
FIORAVANTI DE SANCTIS MARINA FELICI	2.000	0,000
FUNDACION CARLOS DELFINO	100.511.658	4,381
FUNDACION CARLOS DELFINO FUND.CARLO	1.033.015	0,045
INMOBILIARIA ARA, S.A.	33.600	0,001
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES 84709 C.A.	777.793	0,034
INVERSIONES 85735, LTD	101.457.822	4,423

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 21/04/2006
PAGINA: 2

MANUFACTURA DE PAPEL
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES 9861680, C.A.	2.164.400	0,094
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES TALBOT, C.A.	3.907.906	0,170
INVERSIONES VEIQUEVE, S.A	127.600	0,006
LEIZAOLA LARTITEGUI I-AKI	656.000	0,029
MADINA INVESTMENT	747.094	0,033
MADINA INVESTMENTS LTD.	8.569.728	0,374
MARTINEZ DE THOMSON JUANA CRISTINA	3.200.000	0,139
MARTINEZ GOMEZ CARMEN ELENA	872.472	0,038
MAURY DE PAPARONI ALICIA	168.750	0,007
MAURY RODRIGUEZ MARIA DE LOURDES	1.309.328	0,057
MAURY RODRIGUEZ MARIA EUGENIA	504.049	0,022
MEADOWWEED PTE LTD	43.481.924	1,895
MILANASA LLC	169.433.930	7,386
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,270
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	884.496	0,039
PAPARONI MICALE JOSE GAETANO	305.494	0,013
PAPARONI SANCHEZ GUSTAVO	2.000	0,000
PAPARONI SANCHEZ SILVIA	12.000	0,001
PULIDO MELCAN TIBISAY VICTORIA	13.000	0,001
RAMIREZ ORTIZ ANGEL JESUS	12.258.588	0,534
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
SANCHEZ DE PERERA SYLVIA MARGARITA	15.500	0,001
THOMSON PETER GRAHAM	35.000	0,002
THREE D INTERNATIONAL MARKETING,INC	23	0,000
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
GOUVEIA TEXEIRA MARIA I	**1.982.172**	**0,086**
LOVERA VEGAS JUAN ANTONIO	1.749.272	0,076
RODRIGUEZ DE LOVERA MARIA JOSEFINA	232.900	0,010
HANYREZNICEK HANNY	**22.624.560**	**0,986**
INVERSIONES PENMAY, C.A.	4.230.114	0,184
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
RIVAS RAMON	**800.808.704**	**34,909**
BEAR STEARNS SECURITIES CORP.	21	0,000
FONDO MUTUAL DE VENEZUELA FONDO MUT	1.821.608	0,079
NATSCUMCO(NOMINEE FOR CITIBANK NA	798.987.075	34,829
SUBERO DE DELFINO ADA V	**37.968.458**	**1,655**
DALMA HOLDINGS A.V.V.	4.232.374	0,184
DIANDRA HOLDING A.V.V.	5.617.374	0,245
SUC DELFINO ARRIENS GUSTAVO S	231.840	0,010
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,971

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 21/04/2006
PAGINA: 3

MANUFACTURA DE PAPEL
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
VIRTUOSO HOLDINGS A.V.V.	5.617.374	0,245
TRAVIESO CARLOS	**1.394.606**	**0,061**
INVERSIONES 7426, S.A.	1.394.606	0,061
Total Acciones Representadas =>	2.059.008.674	89.756
Total Acciones del Quorum =>	2.064.330.964	89,988

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.





Caracas, 10 de Marzo de 2006.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente



Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 17 de marzo de 2005, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2005 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2005.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 24 de febrero de 2006, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2005, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las Normas Internacionales de Información Financiera (NIIF) adoptadas anticipadamente por la compañía en cumplimiento con las Resoluciones Nº 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV).

Las Normas Internacionales de Información Financiera (NIIF) incluye las Normas Internacionales de Información Financiera (NIIF), las Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.	Claudia Valencia
Comisario Principal	Comisario Principal
C.Admón. 12.915	C.Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2005
(Expresados en miles de bolívares)

	2005
ACTIVO	
ACTIVO NO CORRIENTE:	
Propiedades, planta y equipo - neto	432.900.402
Participaciones en asociadas y negocios conjuntos	1.040.295
Total activo no corriente	433.940.697
ACTIVO CORRIENTE:	
Gastos pagados por anticipado	1.111.934
Inventarios	57.511.130
Anticipos a proveedores	3.520.063
Efectos y cuentas por cobrar - neto	95.337.271
Inversiones disponibles para la venta	8.816.776
Efectivo y equivalentes de efectivo	16.111.833
Total activo corriente	182.409.007
TOTAL	616.349.704
PATRIMONIO Y PASIVO	
PATRIMONIO:	
Capital social	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308
Utilidades retenidas:	
Reserva legal	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551
No distribuidas	227.169.429
Resultado no realizado en inversiones	(999.188)
Total patrimonio	422.566.059
PASIVO NO CORRIENTE:	
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	3.572.106
Impuesto sobre la renta diferido	54.549.608
Total pasivo no corriente	58.121.714
PASIVO CORRIENTE:	
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	3.869.781
Papeles comerciales	2.946.531
Préstamos a corto plazo	47.019.985
Dividendos por pagar	8.733.509
Impuesto sobre la renta por pagar	293.748
Cuentas por pagar	72.798.377
Total pasivo corriente	135.661.931
Total pasivo	193.783.645
TOTAL	616.349.704

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2005
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	2005
Ingresos por ventas	375.060.280
Costo de ventas	284.444.405
Utilidad bruta	90.615.875
Costos y gastos:	
Gastos de ventas	30.939.453
Gastos generales y administrativos	18.985.181
	49.924.634
Utilidad en operaciones	40.691.241
Participación en resultados de negocios conjuntos	(919.621)
Costos financieros	(4.664.484)
Ingresos financieros	678.654
Diferencias en cambio - neto	3.565.400
Pérdida en operaciones de permuta con títulos valores	(3.671.665)
Otros ingresos (egresos):	
Comisiones ADR	(505.370)
Impuesto al débito bancario	(3.089.757)
Otros - neto	(623.152)
	(9.229.995)
Utilidad antes de impuestos	31.461.246
Impuesto sobre la renta	4.377.017
Utilidad neta	35.838.263
Utilidad neta por acción:	
Básica	15,62
Diluida	15,62

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397481 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Señores
PRESIDENTE Y DEMAS MIEMBROS DE LA JUNTA DIRECTIVA DE LA COMISION NACIONAL DE VALORES
Presente.



Yo, Alejandro Delfino T, en mi carácter de Presidente Ejecutivo de Manufacturas de Papel, C.A. (MANPA) SACA, por medio de la presente hago entrega formal de la carta a la gerencia emitida por los auditores externos de la empresa Lara, Marambio & Asociados correspondiente al ejercicio finalizado el 31 de diciembre de 2005, atendiendo a lo establecido en las Normas Relativas a la Información Periódica u Ocasional que deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores.

En este sentido, y conforme a lo establecido en el artículo 3 y el artículo 5 numeral 2 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, y al artículo 20 de la Ley de Mercado de Capitales: Solicitamos ante la Comisión Nacional de Valores mantener en forma confidencial la información contenida en la carta a la gerencia anteriormente mencionada.

En Caracas, a los 26 días del mes de abril de 2006

Atentamente

Alejandro Delfino T.
Presidente Ejecutivo
adelfino@manpa.com.ve
teléfono: 0212.901.23.13

lolino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401221
Planta Sacos
Teléfonos (043) 401235 - 401236
Planta Bolsas
Teléfonos (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfonos (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2006 MAY -5 PM 2:00

RECIBIDO

Caracas, 04 de mayo de 2006

Señores
Secretaría Ejecutiva de la
COMISION NACIONAL DE VALORES
Presente.-

El presente tiene como finalidad hacer entrega de un disco compacto contentivo del **listado de accionistas** de la empresa correspondiente al **30 de abril de 2006**, solicitado por ese organismo mediante oficio CNV-DCOP-251 de fecha 04 de octubre de 2005 y notificado a mi representada el 06 de Octubre de 2005.

Asimismo, adjunto para ser sellado en señal de recepción copia del listado al **30 de abril de 2006** contenido en el Disco Compacto antes mencionado.

Sin otro particular, queda de Ustedes.

Atentamente,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Lic. Carlos Delfino T.
Presidente de la Junta Directiva

Nombre de la Empresa Emisora	Simbolo en la Bolsa de Valores de Caracas	Nombre del Accionista	Ci / RiF	Número de Acciones	Valor Nominal (Bs.)	% del Total Accionario	% Acumulado	Fecha de Corte
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FUNDACION CARLOS DELFINO	J001639560	100.511.658	10	4,38	4,38	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PALMIRA C.A.	J004912739	126	10	0,00	4,38	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAURY DE PAPARONI ALICIA	V000228851	168.750	10	0,01	4,39	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUC DELFINO ARRIENS GUSTAVO S.	V000217205	231.840	10	0,01	4,40	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GOMEZ GONZALO	V003177588	45.215	10	0,00	4,40	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS DE BURRON GRACIELA.	V006184996	1.824.606	10	0,08	4,48	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS DE YERENA MORELLA.	V004350928	3.738	10	0,00	4,48	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES MORAVIA, C.A.	J002393106	50.919.498	10	2,22	6,70	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ REVENGA JOSEFINA.(DIFUNTO)	V000025229	1.824.606	10	0,08	6,78	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ ORTIZ ANGEL JESUS	V000935431	12.258.588	10	0,53	7,31	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEDOSEJEVS SCHEFLERS GEORG.	V002066636	90.946	10	0,00	7,32	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RECARTE GAZTELUMENDI ROMAN (DIFUNTO	V002118395	40.362	10	0,00	7,32	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANABRIA GARCIA ENRIQUE	V003658351	115.164	10	0,01	7,32	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MIRANDA DE RODRIGUEZ LUISA MARGARIT	V000212171	59.850	10	0,00	7,33	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RUIZ ALFREDO.	V003177249	50.442	10	0,00	7,33	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ-RUIZ RODRIGUEZ GUSTAVO	V003185691	1.425.072	10	0,06	7,39	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE ROMERO SYLVIA HELENA	V004272934	88.452	10	0,00	7,40	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELUTINI RUIZ JOSE ANTONIO	V000019865	70.812	10	0,00	7,40	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELUTINI RUIZ ANDRES.	V000005198	114.030	10	0,00	7,40	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ DE ESCUDER ANA SOFIA.	V001894439	114.030	10	0,00	7,41	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MATUTE RUIZ OLGA.	V000000000	114.030	10	0,00	7,41	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ F. MARIA FERNANDA.	V004456050	84.546	10	0,00	7,42	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ ESTEVEZ CARMEN TERESA.	V006809914	3.066	10	0,00	7,42	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PEREZ PARIS.	J000634343	28.980	10	0,00	7,42	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MAURY ALICIA MARIELA.	V005532404	6.200.000	10	0,27	7,69	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 218177, C.A.	J001217479	3.000.000	10	0,13	7,82	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MAURY CARLOS HENRIQUE JOSE	V006562483	6.200.000	10	0,27	8,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO MONZON JUAN RAFAEL	V003659618	72.720	10	0,00	8,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO MONZON RICARDO.	V006820919	11.970	10	0,00	8,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICE¡O LUJAN ALFREDO JOSE.	V006824422	7.182	10	0,00	8,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO THORMAHLEN ALEJANDRO	V003659619	291.362	10	0,01	8,11	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GOMEZ JUAN VICENTE.	V003177587	4.730	10	0,00	8,11	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BECKER CARDENAS FREDDY JOSE.	V006257141	902.730	10	0,04	8,15	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ MENDEZ CARLOS FELIPE.	V006914120	1.000	10	0,00	8,15	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE JOSE GAETANO	V000270434	305.494	10	0,01	8,16	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PENMAY, C.A.	J003178837	4.230.114	10	0,18	8,34	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES INVERDELGO, C.A.	J302652650	1.133.172	10	0,05	8,39	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE GOMEZ MONSERRATE (DIFUNTO)	V003237741	2.231.250	10	0,10	8,49	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TOMHAR, C.A.	J003311391	18.394.446	10	0,80	9,29	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE DALMADY YANTZEN NICOLAS ALEXANDE	V006555930	756	10	0,00	9,29	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERTOLINI BETTALLI DANIELA.	V003176146	89.754	10	0,00	9,30	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARMANECA BIENES Y RAICES, C.A.	J303139027	49.847.580	10	2,17	11,47	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDANO A. DINA MARGARITA.	V005664714	1.386	10	0,00	11,47	30/04/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 935431, C.A.	J003444774	3.459.960	10	0,15	11,62	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 3 DE OCTUBRE, C.A.	J002671262	815.136	10	0,04	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOLIVAR F.M.DE VZLA. F.M.I.C.A,S.A	J002966645	34.042	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ DE CHAVEZ MAGALY ASENCION	V003720995	2.142	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RICOL DE TINOCO ANA LOURDES	V006070708	4.452	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA SANOJA SIXTO JOSE	V005402528	420	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARENAS NELSON	V003054578	1.079	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE DELFINO VALENTINA ISABEL	V003484561	10.752	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALORES PISA, C.A.	J003324612	5.964	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NANNINI SCOVINO MAURO BRUNO	V005308444	14.300	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FREYRE DE RICOL LOURDES	V005137550	8.610	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDANO MAMAN AARON	V001521675	504	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AñEZ DELFINO ALBERTO ENRIQUE	V003663396	3.343	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TAMAYO LAVIE FERNANDO ENRIQUE	V004087380	17.934	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLELLA SIMOZA FRANCISCO ANTONIO.	V005967346	4.452	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMPOS MURILLO ELISEO	E081752778	420	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEAL VILLALON MARIO PATRICIO.	V012070465	19.404	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESCOBAR DE GARCIA ELIGIA.	V002570479	1.302	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PASSINI CALORE ANGELO.	V002952820	1.882	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOUTOROFF SEMENENKO NICOLAS	V006155162	168	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOUCHET PERELLO VIKTOR RENE.	V006972947	1.764	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELASQUEZ BETANCOURT GUSTAVO LUIS	V005305339	2.646	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEBRES PEREZ JOSE ALBERTO	V005972132	834	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORNIELES RAMON ENRIQUE	V000215333	210	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON ROJAS ARISTARCO PISENO	V000085225	15.000	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COBHAM SCOTT STHEPHEN EDWARD.	E082093859	1.050	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAPCO TABICMAM LEON.	V000294981	5.334	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ JORGE ENRIQUE.	V005211678	3.570	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROTH BLUMENKRANE ALAN DAVID	V005541143	2.646	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIBEIRO DE GOUVEIA ALDEMARO.	V005966632	3.696	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE FREITAS RODRIGUEZ JOSE GUIDO	V005577538	420	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ GONZALEZ LEONARDO JOSE.	E082074778	1.050	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ MORIN JESUS EMILIO.	V007520172	5.796	10	0,00	11,66	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES KHAFRE, C.A.	J002355476	1.821.456	10	0,08	11,74	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANTANA NARVAEZ JOSE DE JESUS.	V006870154	882	10	0,00	11,74	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PE¦ISTU, C.A.	J003690686	504	10	0,00	11,74	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVERO GUERRERO SAULO ALEJO.	V005129662	1.764	10	0,00	11,74	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NUNES ABILIO MANUEL	E081722678	25.882	10	0,00	11,74	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DOMINGUEZ GRATEROL JUAN CARLOS.	V006910556	8.946	10	0,00	11,74	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	J.D. CORDERO Y ASOC.CASA DE CAMBIO	J075862002	5.418	10	0,00	11,74	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACUNA PIMENTEL KEILA JOSEFINA.	V006253035	378	10	0,00	11,74	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANGUAIRA FONDO MUTUAL.	J003530557	1.008	10	0,00	11,75	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES MOLINILLO, C.A.	J001067906	44.856	10	0,00	11,75	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SEQUEIRA SANTAELLA JOSE MANUEL.	V006809631	3.570	10	0,00	11,75	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROMOTORA ABSA, C.A.	J003394459	2.366	10	0,00	11,75	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES BACIANI,C.A.	J003661708	1.302	10	0,00	11,75	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SILVA GRANADOS VICTOR JOSE	V003414719	126	10	0,00	11,75	30/04/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PASSARO GNARRA ANTONIO	V006811020	882	10	0,00	11,75	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ERASO RODRIGUEZ RICARDO JOSE.	V006844912	4.592	10	0,00	11,75	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRUTTINI SILVA GIORGIO	V009970210	252	10	0,00	11,75	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALLES MARCANO ALFREDO.	V003657158	320	10	0,00	11,75	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GARRIDO IGNACIO JOSE	V002767335	3.570	10	0,00	11,75	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GASIA GONZALEZ IGNACIO	V003840187	420	10	0,00	11,75	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	STARKE AROCHA SIMON AUGUSTO.	V007026053	882	10	0,00	11,75	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO THORMAHLEN ANDRES.	V003664281	36.682	10	0,00	11,75	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE FERNANDO CESAR	V002113431	884.496	10	0,04	11,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALZADA DE HERNANDEZ MARIA C	V006064481	10.064	10	0,00	11,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOUZAGLOU ABRAHAM ALBERTO	V006126055	10.458	10	0,00	11,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICE¦O BRAUN ALVARO.	V003659996	5.292	10	0,00	11,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION ARAPACOA, C.A.	J003620351	2.910	10	0,00	11,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARRA PARDI MARIA ELENA	V001719084	3.696	10	0,00	11,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HIDROCONSTRUCCIONES 37, C.A.	J003126527	2.184	10	0,00	11,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ DE HERNANDEZ CARMEN ELENA	V002094595	22.428	10	0,00	11,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VEIGA FANDI¦O CARLOS	V005074137	672	10	0,00	11,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ TEIJIDO ADOLFO	V009968472	1.428	10	0,00	11,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALERO DE ZAMBRANO MARIA FLORA	V006561456	1.428	10	0,00	11,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES ANAMIGRA, S.A.	J002864133	88.620	10	0,00	11,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARPIO DELFINO MIGUEL ENRIQUE.	V003178324	229.901	10	0,01	11,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GINER ALONSO MARIANO ANGEL	V003157319	1.008	10	0,00	11,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES GLOBALCORP, C.A.	J300103986	48.678	10	0,00	11,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GROSPERCA, .C.A.	J002382210	2.184	10	0,00	11,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA ELENA MARGARITA.	V006398408	460.490	10	0,02	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ ERASO FERMIN ANTONIO N.	V006164870	3.424	10	0,00	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOVERA VEGAS JUAN ANTONIO	V005534882	5.000	10	0,00	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO TRUJILLO JULIO	V000903963	2.898	10	0,00	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO TRUJILLO HECTOR JULIO	V003399120	2.898	10	0,00	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RANGEL FORNEZ JOSE GREGORIO	V005533846	88	10	-	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA MARIANA DE RUBARTELLI	V006827537	1.050	10	0,00	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PUPPIO ZINGG VICENTE JOSE.	V009971382	3.570	10	0,00	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOPEZ ROJAS CARLOS AUGUSTO.	V003225759	72	10	-	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FRESCO DJIAN ENRIQUE.	V006197455	5.964	10	0,00	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCHMID WERNER	V015182060	1.176	10	0,00	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SEQUERA INAGAS LUIS JAVIER	V010346617	294	10	0,00	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ BERTOLINI MARIA LORENA	V009882547	102.600	10	0,00	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOSA FREITES JORGE LUIS	V005524353	672	10	0,00	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PLANCHART MARQUEZ REINALDO JOSE	V005535369	4.452	10	0,00	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ SULBARAN BRIXON MANUEL	V007815754	420	10	0,00	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROGRESO MERCADO DE CAPITALES, C.A.	J300099911	4.452	10	0,00	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAURENT BONNET JEAN MICHEL	E082104873	42	10	-	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIMON KOSKAS ARMAND SALOMON	E082056871	294	10	0,00	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARAQUE BENZO EDUARDO JOSE	V004772544	1.764	10	0,00	11,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ICCB VALORES, C.A.	J003617296	76.482	10	0,00	11,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	URBANO BERRIZBEITIA JOAQUIN ANDRES	V006302360	3.696	10	0,00	11,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DODEL ROURE PIERRE HENRI	E000954238	420	10	0,00	11,84	30/04/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCULL MEDEROS EDUARDO RENE	V004084233	12.222	10	0,00	11,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NERI LUCIANI ANTONIO JOSE	V009967584	42	10	-	11,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BALL FERRERO OLY ARLETTE	V006974690	42	10	-	11,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMUEBLES E INV. F.GOMEZ & HIJOS	J003501468	7.434	10	0,00	11,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROTUNDO DE VIEGA ANA MARIA	V005539210	1.050	10	0,00	11,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PITA PITA CARLOS	V006563699	3.696	10	0,00	11,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NAVARRO ORTIZ ANGEL	V002060278	56.196	10	0,00	11,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA ZAIT MONET, C.A.	J300217485	19.404	10	0,00	11,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CADAVID MORENO LEOPOLDO ARMANDO	V005617274	1.428	10	0,00	11,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES SF118 C.A.	J	49.768.530	10	2,17	14,01	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES OSMARASIL, C.A	J002257814	2.718	10	0,00	14,01	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE CADENA JOAN MARY	V003281559	3.561.860	10	0,16	14,17	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ ARRAIZ ROSA ELENA	V001890122	3.438.860	10	0,15	14,32	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES GRUPO 21,C.A.	J003159212	2.612	10	0,00	14,32	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GOMEZ CARMEN ELENA	V002249670	872.472	10	0,04	14,35	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DE THOMSON JUANA CRISTINA	V002249671	3.200.000	10	0,14	14,49	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DREISSIG EHRLICH SIEGFRIED GUNTER	V006249499	1.040.000	10	0,05	14,54	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA LA ONSEDONIA, C.A	J302476380	5.726.851	10	0,25	14,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE DELFINO GUSTAVO EMILIO	V003151827	682.080	10	0,03	14,82	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA CONDEISA, C.A.	J003614831	682.080	10	0,03	14,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DE GAMBOA MARIA DEL PILAR	V000000000	66.276	10	0,00	14,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE ROTUNDO EMILIO LUIS	V013309477	31.668	10	0,00	14,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TIRADO ANTONIO	V000000000	20.916	10	0,00	14,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ DE PANTIN ELENA	V000000000	18.438	10	0,00	14,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA CHACON PAULA LIZBETH	V006365400	42	10	-	14,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIRACUSA LILIANA	V000000000	630	10	0,00	14,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JIMENEZ HERRERA ELKE DE LAS MERCEDE	V006851674	800	10	0,00	14,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDOZA PIRES LUIS IGNACIO	V003181392	126	10	0,00	14,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OTEYZA SCULL JAIME	V002940697	5.334	10	0,00	14,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TAUCHO, C.A.	J001751025	28.014	10	0,00	14,86	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PITARA, S.A.	J001363386	8	10	-	14,86	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESTUDIOS IDEFIX, S.R.L.	J002304642	10.248	10	0,00	14,86	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERMEN 5000 C.A.	J300789705	55.351	10	0,00	14,86	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELASCO Z. RAFAEL MARIA	V003187699	5.964	10	0,00	14,86	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BIMBLICH SANDOR ARIEH	V011227252	294	10	0,00	14,86	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FUENTES GILLY MANUEL JOSE	V000000000	124.866	10	0,01	14,86	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLMENARES LUIS EDUARDO	V000000000	61.740	10	0,00	14,87	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO ARRIENS ENRIQUE	V000000000	53.424	10	0,00	14,87	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARCIALES MARTIN	V000000000	17.766	10	0,00	14,87	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JULIO A. VILLASMIL C. Y HNOS. C.A.	J	17.766	10	0,00	14,87	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PACHECO MARCIALES LUCIO	V000000000	5.922	10	0,00	14,87	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESPEJO EDGAR EDUARDO	V000000000	5.922	10	0,00	14,87	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARABAN PEREZ FREDDY	V000000000	5.670	10	0,00	14,87	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LA PORTA RENATO	V000000000	5.040	10	0,00	14,87	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ ALIX	V000000000	882	10	0,00	14,87	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE UXCATEGUI MARINA	V000000000	882	10	0,00	14,87	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE LA PORTA OLGA R.	V000000000	882	10	0,00	14,87	30/04/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE DURAN EMILIA	V000000000	882	10	0,00	14,87	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ LUJAN JULIA ERNESTINA	V000153014	126	10	0,00	14,87	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SERV.INMOBILIARIOS 13 DE NOVIEMBRE	J301020871	44.096.976	10	1,92	16,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSQUETE PORCAR DE V. NILDA ESTHER	V008578040	4.704	10	0,00	16,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMEIDA GIL MARIA DEL CARMEN ZULAY	V008743207	1.134	10	0,00	16,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO PINTO MARIBEL ELIZABETH	V004432725	1.764	10	0,00	16,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE BASILIO DA SILVA MARIA TRINIDAD	V007269168	1.134	10	0,00	16,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ RODRIGUEZ WILLIAM ANIBAL	V004566920	2.394	10	0,00	16,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARIN MORENO BEATRIZ JOSEFINA	V006060637	394	10	0,00	16,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOLINA MOROS BENJAMIN	V002245426	2.394	10	0,00	16,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORA CIANGHEROTTI NOEMY	V007220942	1.764	10	0,00	16,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PATI¦O PEREZ TRINA MARGARITA	V004516265	29.736	10	0,00	16,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUEDA GUARIN BEATRIZ ERNESTINA	V006361866	1.134	10	0,00	16,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TORREALBA VILLALBA HILDA MARGARITA	V005373787	2.394	10	0,00	16,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIVAS DE DURAN LAURA CECILIA	V004431276	1.764	10	0,00	16,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZARATE MARTINEZ MARIA ELENA	V006226693	2.394	10	0,00	16,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FARINA FRIXA ANA MARIA	V004837005	12.138	10	0,00	16,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL BRACHO ARTURO JOSUE	V009673341	3.024	10	0,00	16,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIVAS DE TARRE IRIS TERESA	V002985924	37	10	-	16,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ ALMANDOZ ISMAEL JOSE	V001725241	194.148	10	0,01	16,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAMORA DE OJEDA AILEEN LILIANA	V007242218	3.024	10	0,00	16,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MERLO MENDOZA ENRIQUE JOSE	V001745320	171.738	10	0,01	16,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARRA FLORENSA CARLOS JOSE	V008870564	1.134	10	0,00	16,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ HERNANDEZ EDGAR HERNAN	V002887769	5.964	10	0,00	16,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ CONTRERAS RAMON ENRIQUE	V002149926	59.262	10	0,00	16,82	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MACERO RODRIGUEZ BEATRIZ DEL CARMEN	V006562613	21.000	10	0,00	16,82	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RONDON MOLINA HAZAUL	V002289790	5.964	10	0,00	16,82	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESCOBAR RODRIGUEZ YUNEIDA	V006825226	5.040	10	0,00	16,82	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEBRES CORDERO DE PEREZ BEATRIZ E.	V001758807	20.764	10	0,00	16,82	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANTEIGA GARCIA JOSE	V002103522	58.632	10	0,00	16,82	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DITTMER MANZANO EGBERT	V002840096	2.777.938	10	0,12	16,94	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARANTE CASTILLO MARUMA VALENTINA	V003887541	1.260	10	0,00	16,94	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALVAREZ GONZALEZ VICTOR SEGUNDO	V002080365	413.988	10	0,02	16,96	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ LOPEZ MANUEL	V001450769	187.238	10	0,01	16,97	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ RODRIGUEZ HECTOR TIMOTEO	V004191198	12.600	10	0,00	16,97	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PERDOMO GONZALEZ NESTOR	V000046884	119.238	10	0,01	16,97	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZUCCHI BUTTAGLIERI JUAN LUCAS	V006821992	59.262	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OJEDA RODRIGUEZ JOHNNY ALBERTO	V003585749	3.654	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZULOAGA POCATERRA PEDRO	V004765495	2.238	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES GOMEZ ALVARO	V009882474	12.600	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRRE FIGUEROA JOSE	V007554034	1.386	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TORREALBA MARIA CANDELARIA	V005612756	1.134	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ VISO RAFAEL ANDRES	V006925148	2.940	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BECERRA SEPULVEDA EUSTACIO	V004829890	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO BOLIVAR SONIA MARITZA	V007257602	1.386	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLINA NESTOR RAFAEL	V007366132	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOWEL LEWIS ALBERTO JOHN	V001158996	1.890	10	0,00	16,98	30/04/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DURAN LUGO LESBIA CRUZ	V004434926	1.764	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ CARIAS AURA VALERIA	V003658179	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ REYES JOSE ANTONIO	V007227261	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRANADILLO CAMPOS HECTOR JOSE	V005263553	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LIZCANO GALVAN HENRY ALBERTO	V005266898	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOAIZA OROPEZA CELIA ROSARIO	V007176455	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTIEL DE CORRO MARLENE COROMOTO	V005275530	1.134	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORALES JOSE ANTONIO (DIFUNTO)	V006053526	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NICOLAU DE GARCIA ROSA MARIA	V005269453	6.300	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REQUENA WILLIAMS RAMON	V007209963	1.764	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ RIVERO JEABELL YVAC	V004367050	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VASQUEZ BRICE¦O JOSE OMAR	V005759118	1.764	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLAVICENCIO TORRES LINO ENRIQUE	V003841940	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARACAS ANDRADE LAUREANO JOSE	V009645202	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GENTILE NIEVES GINELA FLORA	V009649778	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOTILLO PEREZ LUIS ANDRES	V006434271	6.300	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEMOINE ELIA FREDDY	V003812521	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMERIDA SALAZAR ISBELIA RAMONA	V002761454	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AREVALO JULIO ZENON	V002239800	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO JULIAN JOSE	V008471709	1.134	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA BLANCO LUISA JOSEFINA	V002996540	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS SANCHEZ WILLIAM	V004231978	1.134	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ABREU MACHADO RICHARD RAFAEL	V009416155	1.386	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	APARICIO ARGENIS ANTONIO	V007188231	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	APONTE TOVAR JOSE CUPERTINO	V002844635	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REQUENA ORLANDO ANTONIO	V005269025	1.134	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO AGUILAR ASEL ISAAC	V009659837	504	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VERENZUELA DAZA HARVIS ADRIAN	V007251017	1.134	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARAUJO DE SILVA DAIXY NORELLY	V007220897	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA RODRIGUEZ JOSE LUIS	V004466213	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVAS BERNERD	V007252841	1.890	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PINEDO CASTILLO MAITRELLA	V007226050	504	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ FREDDY ARMANDO	V005217871	12.600	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ YANEZ FERNANDO CARMELO	V004873952	12.600	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ORAMAS PAEZ SANTIAGO JOSE	V003350244	6.300	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORREA DE GONZALEZ MARTA ELENA	V004459236	1.560	10	0,00	16,98	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 301130, C.A	J301651472	20.456.474	10	0,89	17,87	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FREDERICK HOLDING INC.	J	3.908.142	10	0,17	18,04	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGROPECUARIA 27 DE MAYO,C.A.	J002072482	6.972	10	0,00	18,04	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA 3-10-64, C.A.	J002671254	423.150	10	0,02	18,06	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 19.451, C.A.	J002583886	250.090	10	0,01	18,07	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BELANDRIA MARCO	V003793668	5.250	10	0,00	18,07	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORDERO DE HERRERA MARIANA	V007254309	5.250	10	0,00	18,07	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVERO LEGORBURU LUIS ALBERTO	V000071877	5.250	10	0,00	18,07	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO SUBERO VIRGINIA.	V005305004	103.244	10	0,00	18,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO SUBERO GUSTAVO ANDRES	V010338719	103.244	10	0,00	18,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOROS CAVICCHIONI HORACIO ALBERTO	V010331080	5.250	10	0,00	18,08	30/04/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DEL GALLO GALLO JOSE LUIS (DIFUNTO)	V006209259	78.750	10	0,00	18,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTAÑO CARRASCO CIRILO	V000032366	6.750	10	0,00	18,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	S.A. DE EDUC. Y CULTURA RELIGIOSA	J000122555	78.750	10	0,00	18,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA DE DIAZ SONIA	V004351865	16.800	10	0,00	18,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA PANZARELLI ZEYLA AMALIA	V005963543	16.800	10	0,00	18,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA DE MILLAN ELIZABETH.	V004351867	16.800	10	0,00	18,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAUL ALFREDO LUIS.	V003177669	5.250	10	0,00	18,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHACIN LLAMOZAS MARCEL	V007191552	52.500	10	0,00	18,10	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELLIS GARCIA DE LA CONCHA JOHN	V000264863	78.750	10	0,00	18,10	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DURO DE ELLIS MARIA LUISA.	V008729872	78.750	10	0,00	18,10	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELLIS ALVAREZ DE LUGO EDWARD.	V005537956	78.750	10	0,00	18,11	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	A¦EZ DELFINO ARNALDO JOSE.	V003657855	10	10	-	18,11	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERRERA RAMIREZ JORGE ANTONIO	V006814497	26.250	10	0,00	18,11	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA ARA, S.A.	J001564039	33.600	10	0,00	18,11	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES VEIQUEVE, S.A	J002142715	127.600	10	0,01	18,11	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI SANCHEZ GUSTAVO	V006749570	2.000	10	0,00	18,11	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI SANCHEZ SILVIA	V011739030	12.000	10	0,00	18,11	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DE PAPARONI MARIA CRISTINA	V003401999	112.000	10	0,00	18,12	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 3240, C.A.	J003666025	107.500	10	0,00	18,12	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 9861680, C.A.	J003597163	2.164.400	10	0,09	18,22	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL MAYZ CARLOS RAUL JOSE	V015991481	10.500	10	0,00	18,22	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL MAYZ CAROLINA JULIETA	V015865722	10.500	10	0,00	18,22	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL VELUTINI JOSE VICENTE ALONSO	V004581529	21.000	10	0,00	18,22	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE SOUSA JOAO ISMAEL	V010824127	10.500	10	0,00	18,22	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BCO.DE VZLA,S.A,B.U.FIDEICOMISO P.3	J000029482	3.300	10	0,00	18,22	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	V003177249	10.500	10	0,00	18,22	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANCO DE VZLA,S.A.BANCO UNIVERSAL	J000029482	52.500	10	0,00	18,22	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANEX VALORES.	J300353141	7.200	10	0,00	18,22	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEAL DE MICHAEL MARIA MARGARITA	V003657124	220.500	10	0,01	18,23	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CISNEROS GOMEZ MARIA DE LOURDES	V004822294	33.680	10	0,00	18,23	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CISNERO DE DAVILA MARIA TERESA	V005532335	252.000	10	0,01	18,25	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO DE ARISMENDI BEATRIZ	V003180818	126.000	10	0,01	18,25	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JARDIN DOS SANTOS AMERICO	V011197727	5.000	10	0,00	18,25	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALCANTARA LANSBERG LARA CAROLINA	V013338381	8.400	10	0,00	18,25	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOVERA SANCHEZ WILMER EDITO	V005976038	2.400	10	0,00	18,25	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO MARTINEZ OSCAR ANTONIO	V009417103	1.184	10	0,00	18,25	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA MARIA ANGELICA	V011306359	1.440	10	0,00	18,25	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALAS DELFINO GUILLERMO ALEJAND	V005314494	8.400	10	0,00	18,25	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALAS PARRA TITO	V000028087	188.160	10	0,01	18,26	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANTEIGA PEREZ MAGALY	V008816647	12.600	10	0,00	18,26	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAJA DE AHORROS EMPLEADOS MANPA	J000000000	28	10	-	18,26	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUARDAZZI GOMEZ FERNANDO A. (MENOR)	V009882547	75.000	10	0,00	18,26	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMEIDA MARTINS ALFONSO	V006463879	87.500	10	0,00	18,27	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	C.C.C.M CONINVENCA CREDIT CONTROL M	J301819632	1.260	10	0,00	18,27	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRRE MARTINEZ WILSON RAFAEL	V006863944	2.100	10	0,00	18,27	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OLIVARES HERIZE ALBERTO (DIFUNTO)	V000023991	575.858	10	0,03	18,29	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ MARTINEZ CARLOS AUGUSTO	V000043487	41	10	-	18,29	30/04/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARVAJAL CHITTY HUMBERTO ITIC.	V006910898	1.500	10	0,00	18,29	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALATRAVA DE OLIVARES MARIA	V000219225	55.500	10	0,00	18,30	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RETO VALORES CARVICHI, C.A.	J003578517	20.000	10	0,00	18,30	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MELIAN TRUJILLO JOSE ALBERTO	V004350479	11.216	10	0,00	18,30	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLANILLA KOCH ELIZABETH ALICIA	V005425713	75.000	10	0,00	18,30	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRESPAN RAMIREZ MILCO ATILIO	V008004463	1.500	10	0,00	18,30	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMAIONI BALDINI ANTONIO	V006276564	15.000	10	0,00	18,30	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAPFRE LA SEGURIDAD,C.A. DE SEGUROS	J000214107	9.338	10	0,00	18,30	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORRISON COLIMODIO PATRICK JOSEPH	V006979770	1.000	10	0,00	18,30	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAMUS ROSALES SIMON CLEMENTE	V012384564	28.150	10	0,00	18,30	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CLARIDGE, LTD.	J303120792	350.000.000	10	15,26	33,56	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COVA FRANCO LUIS LEOPOLDO DEL VALLE	V005969587	3.000	10	0,00	33,56	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GARCIA JUAN VICENTE	V000965161	700	10	0,00	33,56	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GARCIA IRAYDA LUISA	V000026370	500.000	10	0,02	33,58	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TEXIER TORRES EDUARDO	V002685298	24	10	-	33,58	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHANG HUNG YUNG YEN	V006127542	30.000	10	0,00	33,58	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDO GUERRERO ENRIQUE	V000053213	6.500	10	0,00	33,58	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRILLO ACOSTA CIPRIANO	V003969619	100	10	-	33,58	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUSTILLOS GIL FRANCISCO ARTURO	V003865301	2	10	-	33,58	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PALAZZI OCTAVIO CARLOS ALBERTO	V006979504	870	10	0,00	33,58	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARANA PEROZA CARLOS JESUS	V002765221	51.000	10	0,00	33,59	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ RODRIGUEZ MANUEL	V013312884	7.500	10	0,00	33,59	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ GONZALEZ KEISTHER MARIELLA	V005465032	6.000	10	0,00	33,59	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIPANTI DE AMAYA MIREYA	V003971319	50.000	10	0,00	33,59	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES COCOLI C.A.	J001240357	5.000	10	0,00	33,59	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHAZZAOUI PIñA RAUF	V010204146	6.000	10	0,00	33,59	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CASTILLO JOSE EDECIO	V003921437	650	10	0,00	33,59	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLINA DE MOLERO MAGDA JOSEFINA	V006154312	500	10	0,00	33,59	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLORZANO NICOLAS	V004312228	40	10	-	33,59	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONSORCIO AMERIVAL,C.A	J303229638	12.800	10	0,00	33,59	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANRIQUE HUIZI CAMILO FELIPE	V011029975	40.000	10	0,00	33,59	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JESURUM BELISARIO JOSE LUIS	V003187695	100	10	-	33,59	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FALCON MORALES FRANCISCO ALEXANDER	V006932707	70.000	10	0,00	33,59	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAGO RODRIGUEZ LEOPOLDO JOSE	V010461621	8.000	10	0,00	33,60	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI STEFANO DI GIACOMO FRANCO DONATO	V004680929	22.000	10	0,00	33,60	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PELLICER DE VILLASMIL HILDA MARGARI	V002994724	15.000	10	0,00	33,60	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERWORLD SOC. DE CORRETAJE, C.A.	J301938887	2.000	10	0,00	33,60	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SULVARAN DE SARDI NANCY MARGARITA	V000646486	4.000	10	0,00	33,60	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CEBALLOS LOPEZ IRVING	V002780050	10.000	10	0,00	33,60	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA BENAZOLVE,S.A	J302092299	40.000	10	0,00	33,60	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONTRERAS CASARES FRANCISCO	V005310238	200	10	0,00	33,60	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORREDOR DIAZ NORBERTO TERCERO	V006845872	4.920	10	0,00	33,60	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NATSCUMCO(NOMINEE FOR CITIBANK NA	J303087116	798.987.075	10	34,83	68,43	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BASALO YANES RICARDO JOSE	V002940212	10.000	10	0,00	68,43	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 7426, S.A.	J300078485	1.394.606	10	0,06	68,49	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DE MARIñO XIOMARA MARIA	V005570932	41.740	10	0,00	68,49	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PADRON DE GRASSO MARIA SUSANA	V007682347	4.000	10	0,00	68,49	30/04/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ RAFAEL EDMUNDO	V002765015	80	10	-	68,49	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TINOCO RICHTER CESAR	V000005680	8.000	10	0,00	68,49	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PRIVEGAS, S.A	J001150382	620	10	0,00	68,49	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRACHO SIERRA JOSE LUIS	V000242384	26.000	10	0,00	68,49	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOLDENSTEIN IANOVICI FRANKLIN	V003981127	15.200	10	0,00	68,49	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DISTRIBUIDORA RIMERO,C.A	J001541624	1.000	10	0,00	68,49	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES KAZALY, C.A.	J003587648	378	10	0,00	68,49	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BROWN BROTHERS HARRIMAN & CO.	J308858544	140.000.000	10	6,10	74,60	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OCCHINO RAGUSA GIOVANNI	V006271737	29.942	10	0,00	74,60	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELOVIC SCHUTZBERGER ROBERTO	V005531540	30.000	10	0,00	74,60	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EGUEZ DE LIMES REMY MARITZA	V081274533	1.225	10	0,00	74,60	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	WALLIS ALBERTO	V010331334	78	10	-	74,60	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHASEWOOD FINANCIAL, S.A.	J303821456	24.768.085	10	1,08	75,68	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ REGGETI CARLOS RAUL DEL P	V003176653	588	10	0,00	75,68	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EMMANUELLI GRAELLS CARLOS JESUS	V006266167	98	10	-	75,68	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEñALOZA CARMEN ZULAY	V009096246	100	10	-	75,68	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES JUVIGO C.A	J075481658	9	10	-	75,68	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GERMAN GARCIA MARTIN JOSE	V009410767	2.400	10	0,00	75,68	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION RIMCAR, C.A.	J002510900	32.780	10	0,00	75,68	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO PARDO ABEL	V006319742	3.200	10	0,00	75,68	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BACAL TEITELBOIM MARIO	V006256146	15.200	10	0,00	75,68	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RIVAS OMAR JOSE	V001389601	20.000	10	0,00	75,68	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES AVIDULES, C.A.	J002421171	17.000	10	0,00	75,68	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALORES VALFESA CASA DE BOLSA, S.A.	J003633771	8.680	10	0,00	75,68	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALDERON MARTINEZ ENRIQUE JOSE	V003182688	5.500	10	0,00	75,68	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISTIGUETA LANDAETA EDUARDO	V006558032	23.100	10	0,00	75,68	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA RODRIGUEZ PEDRO DIONICIO	V000000000	4.000	10	0,00	75,68	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO VALENCIA CARLOS	V003869107	4.000	10	0,00	75,69	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FIGUEROA COLLAZO JOHANNA SERLYN	V013311600	500	10	0,00	75,69	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MUJICA PALUMBO JOSE ALEJANDRO	V010283115	28.000	10	0,00	75,69	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERROTERAN TELLEZ SONIA CANDELARIA	V006442032	1.100	10	0,00	75,69	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ ABAL MARIA ISABEL	V008316337	16.000	10	0,00	75,69	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUSSO LAPENTA ACHILE	V006157440	450	10	0,00	75,69	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ OTERO MANUEL JOSE	V011227150	140.000	10	0,01	75,69	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUBIO ESPITIA JOSE GREGORIO	V000987645	2.000	10	0,00	75,69	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MILANASA LLC	J308476072	169.433.930	10	7,39	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORON APONTE FEDERICO	V000238723	6.600	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ASUNCION DO ROZARIO MIGUEL JOSE	V006127283	1.000	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRATO DE ACEDO JOSEFINA	V001645306	1.600	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORENO RAFAEL RAMON	V002145478	3.000	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUARTE CONTRERAS SANTIAGOI JOSE	V006317266	270	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAPPI UYA CLARA DEL CARMEN	V006929097	10.000	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEDRAZA DE AVILA LAURA ELCIDE	V003753051	1.000	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIZZUTI FERRARI VICENTE ANTONIO	V002561510	4.018	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARBALLO DE DIAZ MARGARITA	V001718702	5.200	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMPOS SORGA MARIANA	E000685090	3.500	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SISO SOSA ARTURO IGNACIO	V012625895	2.300	10	0,00	83,08	30/04/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DILLER RAUCH SIEGFRIED JOSEF	V003718864	8.000	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FONT CARVALLO EDUARDO JOSE V	V006560336	500	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO GOMEZ JOSE IGNACIO	V007251132	5.000	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAM KWAI CHEUNG JACK	E081969353	7.500	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI SERGIO ANDRES (M)	V013337190	4.150	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLANI REINALDO ANDRES(M)	V015976040	4.150	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUEVARA PORRAS JOSBELL	V006258940	900	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DE PERERA SYLVIA MARGARITA	V005299118	15.500	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROBLETO DE ANDRADE MARIA DE LOS A.	V003157344	708	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACOSTA SIMON JUAN ROBERTO	V006161694	15.000	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAEZ RINCON MANUEL VICENTE	V010449196	1.067	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ABASCAL ALVAREZ RAMON OBDULIO	V000248144	879	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARDO ZABALA MARIA ELIZABETH	V007169271	1.000	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	KEHRHAHN STOLK ADOLFO HENRIQUE	V008343804	500	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON MARTINEZ LILIAN ONEIDA	V003237154	1.000	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI ALEJANDRO (MENOR)	V006816715	4.150	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ NELLY DE JESUS	V003725794	2.200	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	WHITE SOUL CORP.	J304049854	17	10	-	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRREBEITIA AZPIRI JOSE MARIA	V002952454	20.000	10	0,00	83,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICENO MARIN NELSON OCTAVIO	V006915707	400	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NU¦EZ ISAVA FERNANDO	V004081010	500	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUTIERREZ DE EGA¦A AMANDA	V004349522	4.500	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PERISSE RODRIGUEZ LILENA MARIA	V011682940	5.021	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALBANEZ BARNOLA BENJAMIN JOSE DE J.	V003666437	5.000	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRANDWAJN POLER MAXIM JACOB	V013308298	1.000	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROJAS GONZALEZ YANELLI JOSEFINA	V006242169	1.570	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES NARVAEZ GONZALO ARMANDO	V000769892	16.500	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	KAUFFMANN RAMIREZ CARLOS EDUARDO	V010337600	36.000	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ PE#ALVER CARMEN EMPERATRIZ	V003152763	3.000	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORENO PEREZ ANIBAL JAVIER	V010339020	1.700	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SAHMKOW RANGEL RAMON EDUARDO	V003124028	23.500	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANTOS MENDEZ ANTONIO JUAN	V006087124	20	10	-	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VARELA JAIMES EDUARDO ANTONIO	V003322613	30.000	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VERGARA SUBERO DAVID RICARDO	V006000031	18.000	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI DELFINO BEATRIZ ELENA	V009967719	5.100	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAURY RODRIGUEZ MARIA EUGENIA	V006555660	4.049	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ FEGUNDEZ ANDRES MIGUEL	V001738523	10.000	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NEHER BORJAS BERNARDO ENRIQUE	V001724475	29.904	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SAVINO PALACIOS RAUL	V004354308	4.000	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLAVIA GOMEZ JUAN ANDRES	V011595061	1	10	-	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DE TAMAYO LUZ DARY	V013285399	100	10	-	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI DELFINO ANA MARIA	V011234712	4.100	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI MELCHERT JUAN BAUTISTA	V002154186	8.200	10	0,00	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ CLAVELLI ANDRES	V006820671	86	10	-	83,09	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANDOVAL SUAREZ JOSE ALI	V003729248	50.000	10	0,00	83,10	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DUGARTE JOSE DE JESUS	V000984356	3.440	10	0,00	83,10	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ PEREZ SIMON ALFREDO	V009878639	6.875	10	0,00	83,10	30/04/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAFRA VELANDIA JOSE MARTIN	V007246036	1.570	10	0,00	83,10	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AVILA CABARCAS REINALDO ANTONIO	V006257968	5.010	10	0,00	83,10	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ADRIANZA ALVAREZ MINERVA	V001075032	9.300	10	0,00	83,10	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROMOCIONES MAROVEGAS, C.A	J001151966	2.000	10	0,00	83,10	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BALBAS OLIVEROS OMAR JESUS	V003655672	5.000	10	0,00	83,10	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ VALLENILLA JORGE JOSE	V000093253	8.365	10	0,00	83,10	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REZNICEK WEIRAUCHOVA HANY	V001710885	130.200	10	0,01	83,10	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARCANO ADRIANZA HUMBERTO JOSE	V003671561	9.540	10	0,00	83,10	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARIN DE FERNANDEZ MARIA ELIZABETH	V005093402	500	10	0,00	83,10	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MATA MERINO MANUEL	V006299093	33.620	10	0,00	83,11	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI BARI NAPOLITANO SEBASTIAN	V005302101	476	10	0,00	83,11	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERACHA ZAIDMAN ROBERTO	V003967924	40.000	10	0,00	83,11	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRERO CUBEROS BERNABE	V000642297	5.000	10	0,00	83,11	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRAT CARIM ARIEL	V001853648	604	10	0,00	83,11	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ORLANDO LOPEZ ANTONINO	V010823376	2.000	10	0,00	83,11	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRAVIESO PASSIOS ALFREDO EDUARDO	V001733805	280.000	10	0,01	83,12	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EGUI DE MACHADO CRISTINA	V000055748	26.200	10	0,00	83,12	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DUBRA JOSE MANUEL	E081217643	3.200	10	0,00	83,12	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	C.V.V. CAJA VENEZOLANA DE VALORES,	J300187934	129.811.565	10	5,66	88,78	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA SILVA MARITZA JOSEFINA	V005365211	52.708	10	0,00	88,78	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DRUMOND VASCOCELOS NELSON PABLO	V006325149	6.500	10	0,00	88,78	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COBO FLORES JOSE RAMON	V006162404	4.000	10	0,00	88,78	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUM MORONEY JOHN MORONEY	E000921871	25.000	10	0,00	88,78	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ ESPINOZA HUMBERTO LUIS	V005971582	3.200	10	0,00	88,78	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUITRIAGO GUERRERO PABLO EMILIO	V001518839	10.000	10	0,00	88,78	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACOSTA FRAGACHAN FRANCISCO EUGENIO	V006816184	2.500	10	0,00	88,78	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ GARCIA VIANNEY AGUSTIN	V009417681	6.097	10	0,00	88,78	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAMAN NENDEZ GISELA	V009882304	5.000	10	0,00	88,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FIGUEIRA JORGE LUIS	V008837512	30.000	10	0,00	88,79	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALVATIERRA RAMOS ROBERTO IGNACIO	V004768561	250.000	10	0,01	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GONZALEZ VICTOR RAMON	V000967831	3.200	10	0,00	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SULTAN BENDAYAN ISAAC ENRIQUE	V005537521	6.500	10	0,00	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ASUAJE YEPEZ CARLOS JOSE	V006928306	15.000	10	0,00	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION ALZURAVI, C.A.	J304414234	23.000	10	0,00	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORRIS GUTIERREZ JOHN STANLEY	V006563138	5.000	10	0,00	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLEGAS MARIA DEL ROSARIO	V004579193	1.100	10	0,00	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALZURUTT SANCHEZ RICHAR JOSE	V003989648	23.000	10	0,00	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FINANCIERA DEL VALLE, C.A.	J302923611	4.000	10	0,00	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLASSINI OTERO SUSANA CRISTINA	V006972849	2.000	10	0,00	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUZMAN OLIVO FELIPE BAUTISTA	V005015905	2.300	10	0,00	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EMPERADOR MARQUEZ LEONARDO FRANCISC	V007947526	12.000	10	0,00	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAGUSA SAGLIMBENI ANTONIETA	V007448231	59.850	10	0,00	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ RANGEL GRICEL ESTHER	V014629079	4.000	10	0,00	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SINRAM GRINVALDS ARNO CARLOS A.	V004172202	868	10	0,00	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESTEVES CONZOJO DAVID NIKOLAI	V003797303	1.000	10	0,00	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES DE OCA GUTIERREZ JOSE M	V006910667	6.000	10	0,00	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMES FERNANDES DANIEL ALEJANDRO	V012951494	3.000	10	0,00	88,80	30/04/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ FERREIRA JOSE LISANDRO	V011307497	3.600	10	0,00	88,80	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRILLET INSERRI SONSIRE CARLOTA	V005420938	40.000	10	0,00	88,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAPO LINARES JOSE RAFAEL	V007683413	12.500	10	0,00	88,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FERNANDEZ HERRERA JORGE FELIX	V007221204	12.000	10	0,00	88,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RAMOS CATARINA ISABEL	V010349767	1.512	10	0,00	88,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALBARRACIN DE DELGADO LIGIA J.	V001743811	300	10	0,00	88,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	URAN CARDONA MARIO	V006276556	4.500	10	0,00	88,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES ALVAREZ SERGIO OSCAR	V005968615	2.460	10	0,00	88,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ LOPEZ RUBEN	V005530411	10.000	10	0,00	88,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROUSSET THIERRY JEAN EDOUARD HENRI	E009571140	17.600	10	0,00	88,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLLECITO ERRICO DOMENICO GIUSEPPE	V010474893	2.400	10	0,00	88,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONZO#O NAVARRO CARMEN VIRGINIA	V000914680	740	10	0,00	88,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PONS SOLER JOSE MARIA	V001874068	60.300	10	0,00	88,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVESTEMA SOCIEDAD DE CORRETAJE,C.A	J303446582	10.000	10	0,00	88,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DAVILA AVENDAÑO SYR GERMAN	V011314861	2.300	10	0,00	88,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BEAR STEARNS SECURITIES CORP.	J301021452	21	10	-	88,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ GONZALEZ UVENCIO EDUARDO	V002991731	18.250	10	0,00	88,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INDEX FINANZAS, C.A.	J303712380	25.000	10	0,00	88,81	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JARAMILLO RAMIREZ LUIS FRANCISCO	V001852603	60.000	10	0,00	88,82	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALDERRAMA TOMAS	V000049576	5.000	10	0,00	88,82	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VENEZOLANO DE CREDITO,S.A. BCO.UNIV	J000029709	466.976	10	0,02	88,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA CORRALITO, S.A.	J000766223	9.052	10	0,00	88,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DINIZ CORREIA JOAO GABRIEL	V006132980	3.000	10	0,00	88,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ PADRON ANGEL GONZALO	V006302275	10.000	10	0,00	88,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ MADRIZ JULIET BETINA	V005523835	500	10	0,00	88,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLUCCIO PEREIRA EDUARDO ENRIQUE	V012261485	5.000	10	0,00	88,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	POLANCO PADILLA JOSUE	V010515242	2.500	10	0,00	88,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOPEZ RODRIGUEZ LUIS	V006310155	2.500	10	0,00	88,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON RAMIREZ DANICE KATIN	V011932693	3.085	10	0,00	88,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSAS PAIS EDUARDO JOAQUIN	V006054449	18.072	10	0,00	88,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRILLO HERNANDEZ NUBIA MARIA	V004446111	400	10	0,00	88,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL ALVAREZ BOLIVIA GIOCONDA	V010711576	1.000	10	0,00	88,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI GENOVA CHIMIENTI ADRIANA	V009968280	4.500	10	0,00	88,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	POLEO SCHMIDT ALBERTO IGNACIO	V009880649	2.800	10	0,00	88,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ATRAMIZ VALI ELIAS	V002935310	100.000	10	0,00	88,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COSTANTE TOGLIA MICHELE	V009881238	5.000	10	0,00	88,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELGADO MORA SOLEDAD DEL ROSARIO	V005021068	3.200	10	0,00	88,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCHAUBLE DE GISLER ELISABETH	V011345268	1.000	10	0,00	88,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ ESCALANTE MANUEL E.(DIFUNTO)	V000007544	14.500	10	0,00	88,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DAPARTE REBODERO MARIA ISABEL	V006970615	16.500	10	0,00	88,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIEDER DE NARVAEZ SUSANA MARIA	V007239408	1.800	10	0,00	88,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ PEREZ PATRICIA ALEJANDRA	V011227401	5.260	10	0,00	88,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION INFISA, C.A.	J304182201	1.000	10	0,00	88,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOTO APONTE PEDRO JOSE	V001713422	800	10	0,00	88,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DELFINO ALFREDO	V000931866	96.500	10	0,00	88,85	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DELFINO MARIOLGA	V004771501	2.500.000	10	0,11	88,96	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GALARRAGA RODRIGUEZ MARITZA	V004852496	3.400	10	0,00	88,96	30/04/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUARDAZZI GOMEZ MARIA F. (MENOR)	V009882547	75.000	10	0,00	88,96	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DIAZ JOSE ANGEL	V002862537	6.157	10	0,00	88,96	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LUNA HERNANDO LUIS	V007444883	850	10	0,00	88,96	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ ALVAREZ MARIA DEL CARMEN	V005523342	100	10	-	88,96	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRIMALDI DE LIMA RAUL RAINIERO	V010333377	20.000	10	0,00	88,96	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARBONELL DE GOMEZ RUIZ BEATRIZ L.	V005304989	18.000	10	0,00	88,97	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARINE FERRE JOSE	V001866338	2.000	10	0,00	88,97	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARANCIBIA MONCADA SILVIA DEL CARMEN	V008877383	32.650	10	0,00	88,97	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO DE VERNET VIVANNE VALENTINA	V007251120	84.000	10	0,00	88,97	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRIMUS MERCADO DE CAPITALES,C.A	J303486088	1.000	10	0,00	88,97	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DELFINO RAFAEL JOSE	V003665351	2.527.450	10	0,11	89,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DE FARO SILVIA MARGARITA	V003665350	3.000.000	10	0,13	89,21	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	THREE D INTERNATIONAL MARKETING,INC	J305524220	23	10	-	89,21	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLMENARES ALTUVE ROSA MARIA	V005965060	11.500	10	0,00	89,21	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OCCHINO RAGUSA FILIPPO	V006349236	25.000	10	0,00	89,21	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ MARTIN FRANCISCO IGNACIO	V006322089	4.410	10	0,00	89,21	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOP SYSTEM INTERNATIONAL, C.A.	J303695779	3.000	10	0,00	89,21	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VETA HOLDINGS A V V	J305532834	65.175.046	10	2,84	92,05	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VISCAYA ELBA JOSEFINA	V007233634	2.000	10	0,00	92,05	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALVIÑO MOREIRA ESTHER ESPERANZA	V001737516	28.500	10	0,00	92,06	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES INVEMA 2000, C.A.	J305605831	323.682	10	0,01	92,07	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHAPELLIN GARCIA GUSTAVO ALBERTO	V011225412	56.732	10	0,00	92,07	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUSTAMANTE CACERES JORGE ALBERTO	V003312895	13.030	10	0,00	92,07	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUHAU NELSON ALBERTO JUAN	V006285948	60.000	10	0,00	92,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ MUJICA RAFAEL FRANCISCO	V003178499	26.000	10	0,00	92,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAZZARI DE VERA LEONORA	V003180798	1.000	10	0,00	92,08	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLA ROSA HOLDINGS A.V.V.	J305532842	22.269.496	10	0,97	93,05	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIRTUOSO HOLDINGS A.V.V.	J305533016	5.617.374	10	0,24	93,29	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIANDRA HOLDING A.V.V.	J305533067	5.617.374	10	0,24	93,54	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DALMA HOLDINGS A.V.V.	J305532966	4.232.374	10	0,18	93,72	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO MARTINEZ FELIX	V000003609	44.856	10	0,00	93,72	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 85735, LTD	J306225129	101.457.822	10	4,42	98,15	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ MORENO MARIA AURORA	V003563245	37.000	10	0,00	98,15	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TALBOT, C.A.	J001528636	3.907.906	10	0,17	98,32	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HEREDIA JUAN BAUTISTA	V000639904	45.000	10	0,00	98,32	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUTCH MILL CORPORATION A.V.V.	J000000000	12.384.043	10	0,54	98,86	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLARREAL DURAN MARIA LUISA AURORA	V000345693	10.000	10	0,00	98,86	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MADINA INVESTMENTS LTD.	J000000000	8.569.728	10	0,37	99,23	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BEE SUSAN MARY	V011944008	100	10	-	99,23	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO ESPINOZA MERCEDES	V001789381	1.260	10	0,00	99,23	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO ESPINOZA JOSE FELIX	V000559830	1.260	10	0,00	99,23	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO DE AVILA FELICIA	V000559452	1.260	10	0,00	99,23	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO DE ASPRINO GLADYS	V000565582	1.260	10	0,00	99,23	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE PARRA GLORY	V003231676	210	10	0,00	99,23	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE LABRADOR SONIA	V002153578	210	10	0,00	99,23	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE PEREZ MIRNA	V003476104	210	10	0,00	99,23	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANO CARLOS	V002155250	210	10	0,00	99,23	30/04/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANOS PEDRO	V003144380	210	10	0,00	99,23	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANO LUIS	V003406526	210	10	0,00	99,23	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO KEMPIS LIVIA	V003630803	6.300	10	0,00	99,24	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO KEMPIS MARIO ALBERTO	V001873991	6.300	10	0,00	99,24	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO DE CLAMENS ALBA	V002776303	6.300	10	0,00	99,24	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANCERA FONT GUSTAVO JOSE	V005532735	1.500	10	0,00	99,24	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LUCCA BIANCHI ANABELLA	V015179098	12.384.043	10	0,54	99,78	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DREISSIG TOVAR INGRID XIOMARA	V006914352	1.000.000	10	0,04	99,82	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI DE PAHL MARITZA DEL CARMEN	V003151816	155.494	10	0,01	99,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE CONO MARIO	V000270433	155.494	10	0,01	99,83	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE JOSEFINA	V001887236	155.494	10	0,01	99,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO BERTRAN SILVANA	V015182081	67.583	10	0,00	99,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ RODERO MARIA JOSE	V010517282	1.323	10	0,00	99,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODERO GARCIA MARISOL	V001727482	661	10	0,00	99,84	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MADINA INVESTMENT	J311927476	747.094	10	0,03	99,88	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PPSD, C.A.	J312050616	17	10	-	99,88	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION SIETE COLINAS, C.A.	J312059095	17	10	-	99,88	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LARRAZABAL GONZALEZ ENRIQUE	V007179181	15.700	10	0,00	99,88	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ FERRI MANUEL	V005422620	1.594.510	10	0,07	99,95	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALAS RODERO PATSY	V015664156	331	10	0,00	99,95	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES SF 118, C.A.	J300569055	1.253.112	10	0,05	100,00	30/04/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIEZ CLESENCIO ANTONIO	V001869982	2.000	10	0,00	100,00	30/04/2006
				2.294.009.424		100,00		

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Teléfono (02) 9012311


COMISION NACIONAL
DE VALORES
2006 MAY -4 PM 2:49
RECIBIDO

Caracas, 03 de mayo de 2006

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho.-

Quien suscribe, Carlos Delfino T., venezolano, mayor de edad, portador de la cédula de identidad No. 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) SA.C.A.**, sociedad mercantil inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (Hoy Distrito Capital) y Estado Miranda, bajo el N° 376, Tomo 1-B, de fecha 31 de marzo de 1950, ante usted respetuosamente ocurro, para exponer lo siguiente:

Considerando que las Normas para la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de capitales Venezolano, dictadas por la Comisión Nacional de Valores según Res. 178-2005 de fecha 16 de diciembre de 2005 y publicada en la Gaceta Oficial N° 38.354 de fecha 10 de enero de 2006, entrarán en vigencia a los 120 días continuos contados a partir de la fecha de su publicación en la Gaceta Oficial, es decir a partir del 10 de mayo del presente año.

Considerando que los sujetos obligados en función de garantes por organización son aquellos definidos en el artículo 2 de las referidas Normas.

Considerando que mi representada MANUFACTURAS DE PAPEL, C.A. (MANPA) SA.C.A. aún cuando está inscrita en el Registro Nacional de Valores tanto por la inscripción de sus acciones, como por hacer oferta pública de papeles comerciales y obligaciones quirografarias, no se ha reservado la colocación directa de dichos valores y en todo los casos en los cuales ha realizado oferta pública de valores, entiéndase acciones, papeles comerciales u obligaciones quirografarias, ha utilizado agentes de colocación para los mismos, requisito este establecido en los literales a y b del artículo 2 de las normas cuando en ellos se expresa textualmente: "**a.** Las personas cuyos valores sean objeto de oferta pública, cuando se reserven la colocación directa de valores. **b.** Las sociales cuyos valores estén inscritos en el Registro Nacional de Valores; que soliciten autorización para emitir acciones y cuya colocación se reserven." (subrayados nuestros).

En este mismo sentido, mi representada manifiesta que no tiene pensado realizar ofertas públicas de valores reservándose la colocación directa y en caso de hacer ofertas públicas reservándose la colocación directa de los valores se compromete a aplicar el Sistema Integral de Prevención y Control tal y como la



Manufacturas de Papel C.A.
Capital pagado Bs. 5.447.502.820 Capital autorizado Bs. 10.461.354.400


MANPA

resolución indica.

Considerando que de conformidad con lo establecido en la Ley Orgánica contra la Delincuencia Organizada publicada en la Gaceta Oficial Extraordinaria N° 5.789 de fecha 26 de octubre de 2005, la cual entró en vigencia a partir de su publicación en la Gaceta Oficial y establece en su artículo 43 numeral 3 establece

" Se consideran sujetos obligados, de conformidad con lo dispuesto en el Plan Operativo Anual dictado por el órgano desconcentrado encargado de la lucha contra la delincuencia organizada, los siguientes: ... 3. Las sociedades anónimas de capital autorizado ..... y demás personas naturales o jurídicas que intervengan en la oferta pública regida por le Ley de Mercado de Capitales", es decir define quienes se consideran sujetos obligados por organización, y en consecuencia éstos deben establecer controles internos para prevenir el ser utilizados para legitimar capitales.

En virtud de lo antes expuesto, en nombre de mi representada solicito:

1. Se le exceptúe de la aplicación del Sistema Integral de Prevención y Control, pues cuando ha efectuado oferta de valores no se ha reservado la colocación directa de los mismos;
2. Y, en caso de ser exceptuados del Sistema Integral de Prevención y Control por no encontrarse dentro de los supuestos establecidos en el art. 2 de la Res. N°178-2005 emitida por dicho Organismo, se nos indique si debemos implementar algunos o todos los documentos señalados en dicha Resolución 178-2005, es decir, Plan Operativo Anual, Código de Etica; Compromiso Institucional; Documento de Buen Gobierno Corporativo; Manual de Políticas, Normas y Procedimientos y Programa Anual de adiestramiento.

Dirección de notificación:
Urb. El Bosque, Chacaito, Av. Fco. de Miranda con Av. El Parque, Torre Country Club, piso 12, Telf. 9012307, fax. 9012410, Atn. Dra. Nelly González.-

Atentamente
MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente


SEC MAIL PROCESSING
RECEIVED
JUN 15 2006
WASH., D.C. 199 SECTION

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados

Años terminados el
31 de diciembre de 2005 y 2004



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

TABLA DE CONTENIDO

Deloitte.

Lara Marambio & Asociados
Torre Corp Banca, Piso 21,
Av. Blandín, La Castellana
Caracas 1060 - Venezuela

Tel: (58-212) 206 85 03
Fax: (58-212) 206 88 70
www.deloitte.com/ve

DICTAMEN DE LOS CONTADORES PÚBLICOS INDEPENDIENTES

A la Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2005 y 2004, y de los estados conexos consolidados de resultados y de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, en bolívares y según Normas Internacionales de Información Financiera (NIIF). Estos estados financieros consolidados fueron preparados por, y son responsabilidad de, la gerencia de la Compañía. Nuestra responsabilidad es expresar una opinión sobre esos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las normas de auditoría de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoría incluye el examen, basado en pruebas selectivas, de evidencia que respalda los montos y revelaciones en los estados financieros. También, una auditoría incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2005 y 2004, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las Normas Internacionales de Información Financiera (NIIF).

Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión N° 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de sus estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las Resoluciones N° 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV). Conforme con lo exigido en la NIIF 1, los estados financieros consolidados y sus notas explicativas del año 2004, previamente reportados en nuestro informe de fecha 14 de febrero de 2005, fueron reestructurados para adecuarlos a la misma base utilizada para reportar el año 2005.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Contador Público
CPC N° 10.171
CNV N° S–796

Venezuela, 24 de febrero de 2006

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS
31 DE DICIEMBRE DE 2005 Y 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
ACTIVO			
ACTIVO NO CORRIENTE:			
Propiedades, planta y equipo - neto	2	432.900.402	444.876.361
Participaciones en asociadas y negocios conjuntos	3	1.040.295	1.847.041
Total activo no corriente		433.940.697	446.723.402
ACTIVO CORRIENTE:			
Gastos pagados por anticipado		1.111.934	698.345
Inventarios	4	57.511.130	32.771.083
Anticipos a proveedores		3.520.063	3.852.252
Efectos y cuentas por cobrar - neto	5	95.337.271	79.397.112
Inversiones disponibles para la venta	6	8.816.776	899.770
Efectivo y equivalentes de efectivo	7	16.111.833	22.499.405
Total activo corriente		182.409.007	140.117.967
TOTAL		616.349.704	586.841.369
PATRIMONIO Y PASIVO			
PATRIMONIO:	8 y 9		
Capital social		69.632.690	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior		206.308	28.224
Utilidades retenidas:			
Reserva legal		6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias		119.593.551	119.593.551
No distribuidas		227.169.429	237.211.354
Resultado no realizado en inversiones	6	(999.188)	156.935
Total patrimonio		422.566.059	433.586.023
PASIVO NO CORRIENTE:			
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo		3.572.106	2.487.419
Impuesto sobre la renta diferido	11	54.549.608	67.234.527
Total pasivo no corriente		58.121.714	69.721.946
PASIVO CORRIENTE:			
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo		3.869.781	2.694.704
Documentos por pagar	10	-	2.486.040
Papeles comerciales	10	2.946.531	2.890.210
Préstamos a corto plazo	10	47.019.985	13.459.268
Dividendos por pagar	8	8.733.509	4.145.728
Impuesto sobre la renta por pagar	11	293.748	14.742.783
Cuentas por pagar	12	72.798.377	43.114.667
Total pasivo corriente		135.661.931	83.533.400
Total pasivo		193.783.645	153.255.346
TOTAL		616.349.704	586.841.369

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
Ingresos por ventas	13	375.060.280	383.152.932
Costo de ventas	14	284.444.405	270.855.826
Utilidad bruta		90.615.875	112.297.106
Costos y gastos:			
Gastos de ventas	14	30.939.453	22.282.173
Gastos generales y administrativos	14 y 18	18.985.181	17.608.086
Utilidad en venta de activos		-	(341.751)
		49.924.634	39.548.508
Utilidad en operaciones		40.691.241	72.748.598
Participación en resultados de negocios conjuntos	3	(919.621)	(369.267)
Costos financieros		(4.664.484)	(3.013.243)
Ingresos financieros		678.654	445.324
Diferencias en cambio - neto	20	3.565.400	2.954.693
Pérdida en operaciones de permuta con títulos valores		(3.671.665)	(7.411.275)
Otros ingresos (egresos):			
Provisión para inversiones		-	366.311
Pérdida neta en contrato de cobertura en moneda extranjera		-	(417.348)
Comisiones ADR		(505.370)	(646.810)
Impuesto al débito bancario		(3.089.757)	(3.105.931)
Otros - neto		(623.152)	561.252
		(9.229.995)	(10.636.294)
Utilidad antes de impuestos		31.461.246	62.112.304
Impuesto sobre la renta	11	4.377.017	(8.425.242)
Utilidad neta		35.838.263	53.687.062
Utilidad neta por acción:			
Básica	1	15,62	23,40
Diluida	1	15,62	23,40

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS DE MOVIMIENTO CONSOLIDADOS EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

				Utilidades retenidas			
	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2003	69.632.690	-	6.963.269	119.593.551	208.758.395	-	404.947.905
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	156.935	156.935
Resultado por traducción	-	28.224	-	-	-	-	28.224
Pérdida reconocida directamente en el patrimonio	-	28.224	-	-	-	156.935	185.159
Utilidad neta del año	-	-	-	-	53.687.062	-	53.687.062
Total utilidades y pérdidas reconocidas en el año	-	28.224	-	-	53.687.062	156.935	53.872.221
Dividendos decretados	-	-	-	-	(25.234.103)	-	(25.234.103)
SALDOS AL 31 DE DICIEMBRE DE 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	(1.156.123)	(1.156.123)
Resultado por traducción	-	178.084	-	-	-	-	178.084
Pérdida reconocida directamente en el patrimonio	-	178.084	-	-	-	(1.156.123)	(978.039)
Utilidad neta del año	-	-	-	-	35.838.263	-	35.838.263
Total utilidades y pérdidas reconocidas en el año	-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Dividendos decretados	-	-	-	-	(45.880.188)	-	(45.880.188)
SALDOS AL 31 DE DICIEMBRE DE 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
ACTIVIDADES OPERACIONALES:			
Utilidad neta		35.838.263	53.687.062
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:			
Diferencias en cambio - neto	20	(3.565.400)	(2.954.693)
Participación en resultados de negocios conjuntos		919.621	369.267
Impuesto sobre la renta diferido	11	(12.684.919)	(10.838.938)
Provisión para impuestos	11	8.307.902	19.264.180
Resultado no realizado en inversiones		(1.156.123)	156.935
Resultado por traducción de filial y negocios conjuntos		(803.587)	(1.876.643)
Resultado en venta de propiedades, planta y equipo	2	-	341.751
Costos financieros		4.664.484	3.013.243
Ingresos financieros		(678.654)	(445.324)
Depreciación	2	22.299.074	21.584.495
Flujos de efectivo operativos antes de los movimientos de capital de trabajo		53.140.661	82.301.335
Cambios en activos y pasivos operacionales:			
Disminución (aumento) en:			
Efectos y cuentas por cobrar		(12.204.966)	(23.103.766)
Anticipos a proveedores		1.873.901	(600.012)
Inventarios		(24.740.047)	6.146.674
Gastos pagados por anticipado		(413.589)	108.981
Aumento (disminución) en:			
Cuentas por pagar		26.397.944	(8.106.374)
Apartado para prestaciones por antigüedad, neto de pagos		2.259.764	696.779
Intereses pagados		(3.246.770)	(2.751.837)
Intereses cobrados		678.654	445.324
Impuestos pagados		(22.756.937)	(11.182.257)
Efectivo neto provisto por las actividades operacionales		20.988.615	43.954.847
ACTIVIDADES DE INVERSIÓN:			
Aumento en inversiones disponibles para la venta	6	(7.917.006)	(791.970)
Adquisición de propiedades, planta y equipo	2	(9.454.319)	(12.825.486)
Efectivo neto usado por las actividades de inversión		(17.371.325)	(13.617.456)
ACTIVIDADES DE FINANCIAMIENTO:			
Aumento en préstamos a corto plazo	10	32.143.003	2.518.700
Importe de la emisión de papeles comerciales	10	8.808.700	11.937.900
Amortización de papeles comerciales	10	(8.752.379)	(14.475.232)
(Disminución) aumento en documentos por pagar	10	(2.486.040)	1.263.309
Dividendos en efectivo	8	(41.292.407)	(26.267.362)
Efectivo neto usado por las actividades de financiamiento		(11.579.123)	(25.022.685)
(DISMINUCIÓN) AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		(7.961.833)	5.314.706
EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	7	1.574.261	3.418.780
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO	7	22.499.405	13.765.919
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		16.111.833	22.499.405

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004

(En miles de bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2004, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y
- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

En la Nota 22 se muestra la conciliación exigida por la NIIF 1 entre los estados financieros consolidados del año terminado el 31 de diciembre de 2004 y que, por tanto, figuran en los estados financieros consolidados de la Compañía correspondientes a ese ejercicio, y los estados financieros consolidados determinados de acuerdo con la nueva normativa.

Se consideró como fecha de transición el 01 de enero de 2004, para efectos de la preparación del primer juego de los estados financieros al 31 de diciembre de 2005 bajo NIIF. Conforme con lo exigido en la NIIF 1, la información contenida en los estados financieros consolidados y notas explicativas referidas al año 2004 se presenta, a efectos comparativos, con la información similar relativa al año 2005.

A la fecha de emisión de estos estados financieros consolidados, las siguientes normas e interpretaciones fueron emitidas pero serán efectivas a partir del 1 de enero de 2006:

- NIIF 7 – Instrumentos financieros - información a revelar.
- IFRIC 4 – Determinación de si un contrato contiene un arrendamiento.
- Revisión de la NIC 1 – Presentación de los estados financieros - información a revelar sobre el capital.
- Revisión de la NIC 39 – Instrumentos financieros - reconocimiento y valoración.

La gerencia de la Compañía está en proceso de evaluar los impactos de las normas anteriores sobre los estados financieros consolidados adjuntos.

Aprobación de los estados financieros consolidados – Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2004, preparados de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, fueron aprobados por la Asamblea de Accionistas el 17 de marzo de 2005. Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2005, se encuentran pendientes de aprobación. No obstante, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entiende que los mismos serán aprobados sin cambios significativos.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

   - Las pérdidas por deterioro de determinados activos (Notas 3, 4, 5 y 6),
   - La vida útil de las propiedades, planta y equipo (Notas 2),
   - La valoración del fondo de comercio (Nota 3),
   - Los valores razonables de los activos y pasivos financieros (Notas 5, 10 y 12),
   - Acumulaciones estimadas por pagar (Nota 12),
   - Probabilidad de las contingencias (Notas 11 y 21),
   - Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas (Nota 20),
   - Control de precios sobre ciertos productos comercializados por la Compañía (Nota 19).

   A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de diciembre de 2005 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un

50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. *Efectos de la inflación* – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. *Propiedades, planta y equipo* – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

g. *Activos a largo plazo* – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. ***Activos financieros*** – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones y papeles comerciales*** – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela. Durante los años 2005 y 2004, la tasa promedio anual de interés fue de 13,62 % y 14,97 %, respectivamente.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37. (Véase Notas 11 y 21)

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del año 2005 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2. PROPIEDADES, PLANTA Y EQUIPO

Para los años terminados el 31 de diciembre de 2005 y 2004, el movimiento de las propiedades, planta y equipo se compone de (en miles de bolívares):

	Terrenos y edificios	Maquinarias y equipos	Mobiliario, vehículos y equipo	Construcciones en proceso	Total
COSTO:					
Al 31 de diciembre de 2003	90.119.622	358.507.147	6.765.472	-	455.392.241
Adiciones	17.749	1.577.993	879.830	10.349.914	12.825.486
Retiros	-	(3.861)	(6.050)	-	(9.911)
Efecto por traducción de filial del exterior	218.567	834.010	19.385	-	1.071.962
Al 31 de diciembre de 2004	90.355.938	360.915.289	7.658.637	10.349.914	469.279.778
Adiciones	41.330	2.943.164	1.676.524	4.793.301	9.454.319
Traspasos	-	13.749.783	-	(13.749.783)	-
Efecto por traducción de filial del exterior	156.895	599.444	13.934	489.070	1.259.343
Al 31 de diciembre de 2005	90.554.163	378.207.680	9.349.095	1.882.502	479.993.440
DEPRECIACIÓN ACUMULADA:					
Al 31 de diciembre de 2003	(189.387)	(2.139.567)	(20.915)	-	(2.349.869)
Adiciones	(3.851.609)	(16.710.512)	(1.022.374)	-	(21.584.495)
Retiros	-	-	9.835	-	9.835
Efecto por traducción de filial del exterior	(38.489)	(445.134)	4.735	-	(478.888)
Al 31 de diciembre de 2004	(4.079.485)	(19.295.213)	(1.028.719)	-	(24.403.417)
Adiciones	(3.853.511)	(17.436.828)	(1.008.735)	-	(22.299.074)
Efecto por traducción de filial del exterior	(33.460)	(355.192)	(1.895)	-	(390.547)
Al 31 de diciembre de 2005	(7.966.456)	(37.087.233)	(2.039.349)	-	(47.093.038)
Total al 31 de diciembre de 2005	82.587.707	341.120.447	7.309.746	1.882.502	432.900.402
Total al 31 de diciembre de 2004	86.276.453	341.620.076	6.629.918	10.349.914	444.876.361

La Compañía ha dado en garantía ciertos activos fijos (Véase la Nota 21).

La Compañía tiene formalizadas pólizas de seguros para cubrir los posibles riesgos a que están sujetos los diversos elementos de sus propiedades, planta y equipo, así como las posibles reclamaciones que se le puedan presentar por el ejercicio de su actividad, entendiendo que dichas pólizas cubren de manera suficiente los riesgos a los que están sometidos.

El importe de los propiedades, planta y equipos temporalmente fuera de uso al 31 de diciembre de 2005, ascienden a Bs. 9.500 millones y Bs. 10.745 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 y 2004, los activos dados en arrendamientos ascienden a Bs. 9.928 millones y Bs. 10.410 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 la Compañía mantiene activos por Bs. 7.359 millones, correspondientes a propiedades, planta y equipo propiedad de la filial radicada en el exterior.

Al 31 de diciembre de 2005, la Compañía había formalizado compromisos contractuales para la adquisición de propiedades, planta y equipo por valor de Bs. 1.078 millones.

3. PARTICIPACIONES EN ASOCIADAS Y NEGOCIOS CONJUNTOS

Al 31 de diciembre, las participaciones en empresas asociadas y negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	2005	2004
Participaciones en empresas asociadas	-	-
Participaciones en negocios conjuntos	1.040.295	1.847.041
	1.040.295	1.847.041

Participaciones en empresas asociadas

Al 31 de diciembre, las participaciones en empresas asociadas se componen de lo siguiente (en miles de bolívares):

	%	2005	2004
Agroindustrial Mandioca, C.A.	20	2.577.243	2.577.243
Corporación Forestal Orinoco, C.A.	33	769.112	769.112
Central Cariaco	25,62	88.371	88.371
Fibras Secundarias, S.A.	33	80.619	80.619
		3.515.345	3.515.345
Menos – pérdidas por deterioro		(3.515.345)	(3.515.345)
		-	-

A la fecha de este informe, la Compañía no cuenta con información financiera actualizada de estas compañías.

Participaciones en negocios conjuntos

Al 31 de diciembre, las participaciones en negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	%	2005	2004
Simco Recycling Inc.	50	(2.432.726)	(1.110.720)
Manpa Centroamérica, C.A.	50	3.473.021	2.957.761
		1.040.295	1.847.041

Al 31 de diciembre de 2005 y 2004, la participación en las utilidades no distribuidas de inversiones registradas por el método de participación, incluidas en las utilidades no distribuidas consolidadas de la Compañía, asciende a Bs. (919,6) millones y Bs. (369,3) millones, respectivamente.

Los estados financieros combinados condensados más recientes, se resumen a continuación (en millones de bolívares):

	2005	2004
Activo circulante	12.414	10.533
Total activo	17.533	16.488
Pasivo circulante	14.568	11.619
Patrimonio	2.096	3.939
Total pasivo y patrimonio	17.533	16.488
Ventas netas	29.986	24.553
Pérdida en operaciones	(1.413)	(101)
Pérdida neta	(2.141)	(1.690)

Las compañías indicadas arriba no están incursas en reclamaciones, juicios o acciones extrajudiciales que puedan significar la existencia de pasivos contingentes.

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2005	2004
Productos terminados	20.656.984	8.688.241
Productos en proceso	366.120	73.411
Materias primas	18.567.845	17.322.102
Repuestos	6.998.642	5.661.140
Inventario en tránsito	12.584.822	3.081.668
	59.174.413	34.826.562
Menos – provisión para obsolescencia	(1.663.283)	(2.055.479)
	57.511.130	32.771.083

La gerencia estima que los inventarios serán realizados o utilizados a corto plazo, sin embargo, una parte de los inventarios de repuestos podrían ser utilizados en más de un ejercicio.

Los compromisos de compra de materias primas (pulpa de papel y desperdicios) para el año 2006 ascienden a Bs. 9.942 millones.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para obsolescencia se componen de (en miles de bolívares):

	2005	2004
Saldo inicial	(2.055.479)	(1.080.000)
Provisión	-	(975.479)
Reverso	392.196	-
Saldo final	(1.663.283)	(2.055.479)

El reverso de la provisión está fundamentado en nuevos estimados con respecto a la obsolescencia de los inventarios aprovisionados.

5. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2005	2004
Comerciales	56.958.238	62.507.057
Compañías relacionadas (Nota 17)	12.413.496	10.946.691
Empleados	429.642	482.280
Deudores diversos	872.084	599.333
Impuesto sobre la renta pagado por anticipado	2.400.339	-
IVA – pagado en exceso (Nota 11)	14.904.864	4.277.288
Crédito fiscal IVA – Neto por compensar (Nota 11)	1.492.571	-
Depósitos dados en garantía	7.523.954	2.533.503
	96.995.188	81.346.152
Menos – provisión para cuentas de cobro dudoso	(1.657.917)	(1.949.040)
	95.337.271	79.397.112

El período promedio de crédito otorgado a los clientes nacionales oscila entre 7 y 60 días, y para clientes de exportación entre 60 y 180 días.

La Compañía mantiene una provisión para cuentas de cobro dudoso al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La antigüedad de las cuentas por cobrar y la situación de los clientes son constantemente monitoreadas para asegurar lo adecuado de la provisión en los estados financieros consolidados.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para cuentas de cobro dudoso se compone de (en miles de bolívares):

	2005	2004
Saldo inicial	(1.949.040)	(2.999.993)
Provisión	(772.485)	(1.207.193)
Castigos	1.063.608	2.258.146
Saldo final	(1.657.917)	(1.949.040)

La gerencia de la Compañía considera que el importe en libros de las cuentas de deudores comerciales y otras cuentas a cobrar se aproxima a su valor razonable.

Los compromisos de ventas para el año 2006 ascienden a Bs. 26.888 millones.

6. INVERSIONES DISPONIBLES PARA LA VENTA

Al 31 de diciembre, las inversiones disponibles para la venta a corto plazo comprenden lo siguiente (en miles de bolívares):

	2005	2004
Inversiones y acciones disponibles para la venta	902.184	899.770
Bonos disponibles para la venta	7.914.592	-
	8.816.776	899.770

Inversiones y acciones disponibles para la venta

Al 31 de diciembre, las inversiones y acciones disponibles para la venta, comprende lo siguiente (en miles de bolívares):

	2005	2004
Portafolio de inversión	759.578	677.749
Acciones en:		
Central Portuguesa, S.A.	354.516	354.516
Corporación Industrial de Energía, C.A. S.A.C.A.	142.606	222.021
Corporación Forestal Venezuela, C.A.	47.817	47.817
	1.304.517	1.302.103
Menos – pérdidas por deterioro	(402.333)	(402.333)
	902.184	899.770

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 77.5 millones de ganancias no realizadas de inversiones y acciones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio.

Bonos disponibles para la venta

Al 31 de diciembre de 2005, las inversiones disponibles para la venta comprenden lo siguiente (en miles de bolívares):

	Costo de adquisición	**Resultado no realizado**	**Valor razonable**
Bono 2016 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 26/02/2016, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 5,75%	4.495.650	(476.539)	4.019.111
Bono 2020 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 09/12/2020, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 6,00%	4.495.650	(600.169)	3.895.481
	8.991.300	(1.076.708)	7.914.592

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 1.076 millones de pérdidas no realizadas de inversiones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio. Estas pérdidas no realizadas no representan un deterioro permanente del valor de mercado de los bonos.

Bonos por aproximadamente US$ 2.024 (Bs. 4.351 millones) se encuentran garantizando préstamos recibidos de una institución financiera. (Véase Nota 10)

Resultado no realizado en inversiones

	2005	**2004**
Inversiones y acciones disponibles para la venta	77.520	156.935
Bonos disponibles para la venta	(1.076.708)	-
	(999.188)	156.935

7. EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 31 de diciembre, el efectivo y equivalentes de efectivo, se componen de lo siguiente (en miles de bolívares):

	2005	**2004**
Efectivo en caja y bancos	2.808.221	8.347.453
Colocaciones bancarias	13.303.612	14.151.952
	16.111.833	22.499.405

8. PATRIMONIO

Capital social

El capital social de la Compañía comprende Bs. 22.940.094.240 de capital social compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas, registrado ante las autoridades competentes y Bs. 46.692.596.000 de actualización de capital, en moneda constante al 31 de diciembre de 2001, de acuerdo con lo indicado en la nota 1c.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 34.816.345.000 (en moneda constante al 31 de diciembre de 2001) con cargo a la cuenta saldo neto actualizado para futuros aumentos de capital, la cual resultó del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldo neto actualizado para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio N° CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, Al 31 de diciembre de 2005 y 2004 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Resultado acumulado por traducción de filial y negocios conjuntos en el exterior

Al 31 de diciembre, el resultado acumulado por traducción de la filial y negocios conjuntos en el exterior están conformados por lo siguiente (en miles de bolívares):

	2005	2004
Filial:		
Vencaribbean Paper Products, Ltd.	(347.673)	(322.884)
Negocios Conjuntos:		
Manpa Centroamérica, C.A.	829.702	472.575
Simco Recycling Inc.	(275.721)	(121.467)
	206.308	28.224

Dividendos en efectivo

Con fecha 17 de marzo de 2005, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240. Igualmente con fecha 07 de octubre de 2005, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240.

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.544. Igualmente con fecha 01 de octubre de 2004, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Utilidades retenidas

De acuerdo con la reforma parcial a las normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, de fecha 25 de marzo de 1997, la Compañía debe revelar las ganancias retenidas y resultado del ejercicio de la entidad matriz y las utilidades retenidas de sus filiales. Al 31 de diciembre de 2005 y 2004, el déficit acumulado de las filiales incluidas en las utilidades retenidas asciende Bs. 7.207 millones y Bs. 7.320 millones, respectivamente. La utilidad neta y las utilidades retenidas de la compañía matriz Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 35.531 millones y Bs. 208.122 millones, respectivamente, al 31 de diciembre de 2005; y Bs. 62.775 millones y Bs. 218.471 millones, respectivamente, al 31 de diciembre de 2004, respectivamente.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2005 y 2004 la utilidad neta incluye Bs. 7.683 millones y Bs. 19.057 millones de gasto de impuesto sobre la renta de la compañía matriz Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 25 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A.. El Citibank, N.A. actúa como banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. Al 31 de diciembre de 2005, el número de ADR en circulación es de 31.959.483.

9. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 70,53% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a. Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b. Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Véase Nota 20).

c. Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

10. EMISIÓN DE PAPELES COMERCIALES Y PRÉSTAMOS A CORTO PLAZO

Al 31 de diciembre, los papeles comerciales y préstamos a corto plazo están conformados por lo siguiente (en miles de bolívares):

	2005	2004
Emisión de papeles comerciales	2.946.531	2.890.210
Préstamos a corto plazo	47.019.985	13.459.268
Documentos por pagar	-	2.486.040
	49.966.516	18.835.518

Emisión de obligaciones y papeles comerciales

Al 31 de diciembre, la emisión de papeles comerciales, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue (en miles de bolívares):

	2005	2004	Importe vivo de la emisión	Tasa de interés anual (%)
Bolívares:				
Interés fijo	2.946.531	2.890.210	3.000.000	11,5%

Para los años terminados el 31 de diciembre, el movimiento de la emisión de obligaciones y papeles comerciales se compone de (en miles de bolívares):

	2005	2004
Saldo inicial	2.890.210	2.746.674
Emisiones	8.808.700	11.937.900
Amortizaciones	(8.746.600)	(11.803.500)
Intereses neto	(5.779)	9.136
Saldo final	2.946.531	2.890.210

Los papeles comerciales emitidos en circulación tienen como fecha de vencimiento el 16 de febrero de 2006.

Durante los años terminados el 31 de diciembre de 2005 y 2004, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 332 millones y Bs. 346 millones, respectivamente.

Préstamos a corto plazo

Al 31 de diciembre, los préstamos a corto plazo están representados por (en miles de bolívares):

	2005	2004
Préstamos recibidos de bancos locales, en bolívares, a tasas de interés variable, con amortizaciones mensuales y vencimientos a 30 días renovables.	47.019.985	13.459.268

Al 31 de diciembre de 2005, la Compañía mantiene líneas de crédito con diferentes instituciones financieras por Bs. 85.200.000, y tiene disponibles Bs. 17.458.861, neto de cartas de crédito vigentes (véase nota 21), los cuales pueden cubrir cualquier compromiso a futuro de la Compañía.

Las tasas de interés promedio derivadas de los préstamos indicados arriba oscilaron entre 10,5% y 15% para el año 2005 y 12,46% y 15,17% para el año 2004.

11. PROVISIÓN PARA IMPUESTOS

Grupo Fiscal Consolidado

De acuerdo con la legislación fiscal vigente, las Compañías integrantes del grupo consolidado presentan individualmente sus declaraciones de impuestos.

Ejercicios sujetos a inspección fiscal

Al 31 de diciembre de 2005, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2005, la Compañía tenía incoadas actas de reparo por un importe total aproximado de Bs. 7.324 millones, fundamentalmente por concepto de impuesto sobre la renta, impuesto a los activos empresariales e impuesto al valor agregado. La Compañía ha presentado los oportunos recursos y apelaciones. La gerencia de la Compañía estima que los pasivos que se puedan derivar como resultado de las actas incoadas por la administración fiscal no tendrán un efecto significativo sobre los estados financieros consolidados adjuntos.

Debido a las posibles diferentes interpretaciones que pueden darse a las normas fiscales y los resultados de las inspecciones que en el futuro pudieran llevar a cabo las autoridades fiscales para los años sujetos a revisión, podrían originarse nuevos pasivos fiscales, cuyo importe no es posible cuantificar en la actualidad de una manera objetiva. No obstante, en opinión de la gerencia de la Compañía, la posibilidad de que se materialicen pasivos adicionales significativos por este concepto es remota.

Saldos mantenidos con la Administración Fiscal

Los saldos deudores y acreedores con la Administración Fiscal al 31 de diciembre, son los siguientes (en miles de bolívares):

	2005	2004
Cuentas por cobrar:		
Impuesto sobre la renta pagado en exceso	2.400.339	-
IVA – pagado en exceso	14.904.864	4.277.288
Crédito fiscal IVA – neto por compensar	1.492.571	-
	18.797.774	4.277.288
Cuentas por pagar:		
Impuesto sobre la renta por pagar	293.748	14.742.783
IVA de terceros retenido por pagar	918.252	740.529
	1.212.000	15.483.312

Con fechas 24 y 28 de noviembre de 2005, la Compañía introdujo ante la Administración Fiscal solicitud de compensación de tributos de IVA pagados en exceso, por Bs. 11.168 millones. De acuerdo con lo establecido en la normativa vigente, la Administración tiene un plazo máximo de 90

días hábiles para pronunciarse sobre tal solicitud. Ante el silencio administrativo por parte de la Administración, la Compañía podrá ejercer acciones ante otras instancias.

Impuesto sobre la renta

La provisión para impuesto sobre la renta al 31 de diciembre, se detalla a continuación (en miles de bolívares):

	2005	2004
Impuesto sobre la renta neta fiscal	8.820.272	20.223.124
Menos:		
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	(1.341.708)	(366.847)
	7.478.564	19.856.277
Impuesto sobre la renta de ejercicio anterior	829.338	(592.097)
Total impuesto sobre la renta corriente	8.307.902	19.264.180
Impuesto sobre la renta diferido	(12.684.919)	(10.838.938)
	(4.377.017)	8.425.242

Durante los años terminados el 31 de diciembre de 2005 y 2004, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, cuyos efectos sobre la tasa fiscal aplicable se resumen a continuación (en porcentajes sobre la utilidad antes de impuestos):

	2005		2004	
	Bs.	%	Bs.	%
Impuesto y tasa fiscal aplicable a la utilidad según libros	10.694.824	34	21.118.183	34
Diferencia de base en inventarios y activos fijos	4.961.660	16	8.259.300	13
Ajuste fiscal por inflación	(8.108.928)	(26)	(7.609.773)	(12)
Dividendos recibidos				
Ingresos del exterior				
Otros gastos no deducibles	4.383.932	14	2.028.287	3
Otros ingresos no gravables	(3.111.216)	(10)	(3.107.812)	(5)
Otros netos			(465.061)	(1)
Efecto de rebaja por inversiones en propiedades, planta y equipos	(1.341.708)	(4)	(366.847)	(1)
Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros	7.478.564	24	19.856.277	31

La legislación fiscal venezolana contempla anualmente el cálculo de un ajuste regular por inflación de las partidas no monetarias y patrimonio, el cual se incluye en la conciliación de la renta neta fiscal como una partida gravable o deducible según sea el caso. En cuanto a las propiedades, planta y equipos y otros activos similares, este ajuste regular por inflación es depreciado o amortizado en el resto de la vida útil fiscal de los activos respectivos. Para el caso de los inventarios, este ajuste es considerado en el costo de venta de los productos una vez consumidos o vendidos. El ajuste regular total del año es determinado mediante la suma algebraica del monto de los diferentes ajustes por inflación de cada partida no monetaria y del patrimonio.

De conformidad con la mencionada legislación, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas

transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2004. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2005, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2005, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Al 31 de diciembre de 2005, la Compañía a través de sus filiales Inmuebles 310350, C.A. y Transporte Alpes, S.A. incluyen pérdidas fiscales por inflación trasladables por Bs. 1.210,5 millones.

Según lo establecido en la legislación antes señalada, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos hasta tres (3) años subsiguientes al ejercicio en que se incurran.

Al 31 de diciembre de 2005 y 2004, la filial del exterior Vencaribbean Paper Products, Ltd. mantiene pérdidas fiscales trasladables por Bs. 9.476 millones y Bs. 4.245 millones, respectivamente, los cuales no tienen fecha de expiración.

La composición del efecto de las partidas consideradas para la determinación del impuesto sobre la renta diferido al 31 de diciembre, se muestra a continuación (en miles de bolívares):

	2005	2004
Pasivo por impuesto sobre la renta diferido		
Diferencias de base sobre propiedades, planta y equipo	74.491.457	84.325.609
Ingresos por arrendamientos sobre la base del efectivo	1.189.084	829.880
	75.680.541	85.155.489
Activo por impuesto sobre la renta diferido		
Diferencias de base sobre inventarios	12.316.343	9.244.579
Provisiones y apartados	5.231.073	4.643.953
Diferencias de base sobre inversiones	1.667.067	3.857.467
Pérdidas fiscales trasladables	1.836.373	94.886
Créditos fiscales trasladables	80.077	80.077
	21.130.933	17.920.962
Neto de impuesto diferido	54.549.608	67.234.527

12. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2005	2004
Comerciales	53.780.859	27.667.140
Partes relacionadas (Nota 17)	8.585.122	5.215.910
Otros	2.229.675	1.024.093
IVA de terceros retenido por pagar	918.252	740.529
Gastos acumulados por pagar	7.284.469	8.466.995
	72.798.377	43.114.667

La cuenta de acreedores comerciales y otras cuentas a pagar incluye principalmente los importes pendientes de pago por compras comerciales y costos relacionados. El período de crédito promedio para las compras de importación oscila entre anticipos y 180 días y nacionales oscila entre anticipos y 65 días, respectivamente.

La Compañía mantiene contratos de licencias con distintos proveedores. Al 31 de diciembre de 2005 y 2004, la Compañía ha registrado en resultados por el uso de tales licencias Bs. 1.505 millones y Bs. 1.781 millones, respectivamente. Dichos contratos establecen, entre otras, las siguientes condiciones:

- El pago de un porcentaje de regalías sobre las ventas netas de los productos licenciados.
- Las deducciones permitidas para el cálculo de las regalías contemplan: las devoluciones en ventas de acuerdo al porcentaje de las ventas brutas establecidos en los contratos; y los impuestos sobre las ventas y los descuentos por volumen.
- En caso de retraso en la realización de los pagos, se deberá cancelar intereses a la tasa más alta permitida por ley.
- El licenciatario tendrá derecho a practicar auditorías de las regalías pagadas, y exigir el pago de los faltantes que encontrare producto de las mismas, más intereses a la máxima tasa permitida por ley. En caso de que de esas auditorías generen un faltante, el licenciado deberá reconocer los gastos de tal auditoría.

Al 31 de diciembre de 2005, el 65% de los contratos se encuentran vencidos; el restante tiene fechas de vencimiento a muy corto plazo. La gerencia de la Compañía tiene intención de renovar los contratos con los siguientes licenciatarios: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P & L Global Network, New Line Cinema, Emap Power Bikes, Comunidad Huevo, S.A.; y Marvel Characters.

La gerencia de la Compañía considera que el importe en libros de los acreedores comerciales se aproxima a su valor razonable.

13. INGRESOS

Al 31 de diciembre, los ingresos se componen de lo siguiente (en miles de bolívares):

	2005	2004
Ventas de bienes	373.406.646	382.426.108
Ingresos por alquileres	845.910	231.000
Ingresos por servicios	807.724	495.824
	375.060.280	383.152.932

14. RESULTADOS DEL AÑO

Al 31 de diciembre, los resultados del año de la Compañía incluyen los siguientes saldos deudores (en miles de bolívares):

	2005	2004
Depreciación y amortización	22.299.074	21.584.495
Costo de inventario reconocido en resultados	169.488.295	160.785.492
Beneficios a empleados	42.954.679	32.284.867

15. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2005; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los ejercicios 2005 y 2004, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los años terminados el 31 de diciembre 2005 y 2004 (en miles de bolívares):

2005

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	192.580.704	156.416.297	1.653.634	-	350.650.635
Ventas de exportación	14.247.896	10.161.749	-	-	24.409.645
Ventas entre segmentos - local	-	-	8.226.918	(8.226.918)	-
Ventas entre segmentos - exportación	40.707	5.327.337	-	(5.368.044)	-
Total ingresos	206.869.307	171.905.383	9.880.552	(13.594.962)	375.060.280
Costos y gastos	173.194.361	163.666.603	10.424.202	(12.916.127)	334.369.039
Resultado de operación	33.674.946	8.238.780	(543.650)	(678.835)	40.691.241
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(919.621)
Ingresos financieros	-	-	-	-	678.654
Gastos financieros y otros	-	-	-	-	(8.989.028)
Resultados antes de impuestos	-	-	-	-	31.461.246
Resultado después de impuestos	-	-	-	-	35.838.263
Depreciación	9.253.411	9.075.817	3.969.846	-	22.299.074
Inversiones de capital	3.482.764	5.970.150	1.405	-	9.454.319
Balance general					
Activo					
Activos por segmentos	260.684.025	250.978.288	42.728.449	(10.068.085)	544.322.677
Activos por segmentos corporativos	-	-	-	-	7.657.232
Participaciones en empresas asociadas	1.040.295	-	-	-	1.040.295
Activos corporativos no distribuidos	-	-	-	-	63.329.500
Activo total consolidado					616.349.704
Pasivo					
Pasivos por segmentos	37.679.175	34.496.330	6.350.101	(20.623.668)	57.901.938
Pasivos por segmentos corporativos	-	-	-	-	187.356
Pasivos corporativos no distribuidos	-	-	-	-	135.694.351
Pasivo total consolidado					193.783.645

2004

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	229.398.076	124.997.520	726.824	-	355.122.420
Ventas de exportación	15.993.564	12.036.948	-	-	28.030.512
Ventas entre segmentos - local	-	-	6.041.004	(6.041.004)	-
Ventas entre segmentos - exportación	345.599	2.392.249	-	(2.737.848)	-
Total ingresos	245.737.239	139.426.717	6.767.828	(8.778.852)	383.152.932
Costos y gastos	180.224.101	130.066.754	8.584.560	(8.471.081)	310.404.334
Resultado de operación	65.513.138	9.359.963	(1.816.732)	(307.771)	72.748.598
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(369.267)
Ingresos financieros	-	-	-	-	445.324
Gastos financieros y otros	-	-	-	-	(10.712.351)
Resultados antes de impuestos	-	-	-	-	62.112.304
Resultado después de impuestos	-	-	-	-	53.867.062
Depreciación	10.605.028	8.617.980	2.361.487	-	21.584.495
Inversiones de capital	970.397	11.855.044	45	-	12.825.486
Balance general					
Activo					
Activos por segmentos	261.448.840	254.946.852	41.874.871	(17.722.787)	540.547.776
Activos por segmentos corporativos	-	-	-	-	8.443.393
Participaciones en empresas asociadas	1.847.041	-	-	-	1.847.041
Activos corporativos no distribuidos	-	-	-	-	36.003.159
Activo total consolidado					586.841.369
Pasivo					
Pasivos por segmentos	18.068.520	26.457.136	6.662.035	(22.955.877)	28.231.814
Pasivos por segmentos corporativos	-	-	-	-	10.235.333
Pasivos corporativos no distribuidos	-	-	-	-	114.788.199
Pasivo total consolidado					153.255.346

16. ARRENDAMIENTOS OPERATIVOS

La Compañía como arrendador

Los ingresos procedentes de arrendamientos de inmuebles ascendieron a Bs. 846 millones de bolívares en 2005 (Bs. 231 millones en 2004).

Los inmuebles que se encuentran bajo arrendamientos operativos están sujetos a compromisos de arrendamiento que van de uno (1) a dos (2) años, y los incrementos de precios se rigen por el Índice de Precios al Consumidor de Área Metropolitana de Caracas (IPC); la gerencia de la Compañía estima que los contratos vigentes al 31 de diciembre de 2005 serán renovados automáticamente.

Al 31 de diciembre, la Compañía ha contratado con los arrendatarios las siguientes cuotas de arrendamiento mínimas (en miles de bolívares):

	2005	2004
Menos de un año	2.139.036	845.910
Hasta dos años	4.278.074	1.691.819
	6.417.110	2.537.729

En los meses de diciembre de 2005 y enero de 2006, la Compañía celebró contratos de arrendamientos por otros bienes inmuebles poseídos, los cuales se encontraban fuera de uso en el año 2005 (véase Nota 2).

La Compañía como arrendatario

La Compañía tiene contratos de arrendamientos de bienes muebles que se utilizan en la operación; sin embargo, los mismos no revisten importancia para los estados financieros consolidados.

17. TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

La Compañía y sus filiales tienen saldos y efectúan transacciones importantes con empresas relacionadas; debido a estas relaciones, es posible que los términos acordados entre las partes no fueran los mismos a aquellos que pudieran resultar de transacciones con empresas no relacionadas entre sí.

Durante los años 2005 y 2004, la Compañía y sus filiales realizaron las siguientes transacciones significativas con partes relacionadas, en el curso normal de sus operaciones (en miles de bolívares):

	2005	2004
Ventas de inventarios	9.332.460	7.618.484
Compras de inventarios	9.172.106	16.785.609
Compras de energía eléctrica	17.426.164	14.029.667
Servicios administrativos	25.340	24.320

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2005	2004
Cuentas por cobrar:		
MANPA Centroamérica, C.A. (negocio conjunto)	7.011.952	6.499.132
Simco Recycling, Inc. (negocio conjunto)	4.816.468	3.884.667
Agroindustrial Mandioca, C.A. (empresa asociada)	342.150	380.327
Corporación Industrial de Energía, C.A. S.A.C.A.	203.848	150.409
Turboven Maracay Company Inc. Sucursal *	31.117	31.117
Agropecuaria Mandioca, C.A. (empresa asociada)	1.040	1.039
Turbogeneradores Maracay, C.A. *	6.921	-
	12.413.496	10.946.691
Cuentas por pagar:		
Simco Recycling, Inc. (negocio conjunto)	4.290.388	2.629.056
Turbogeneradores Maracay, C.A. *	3.411.542	2.459.717
MANPA Centroamérica, C.A. (negocio conjunto)	763.250	-
Turboven Maracay Company Inc. *	100.160	100.160
Turboven Cagua Company Inc. *	19.782	19.782
Agroindustrial Mandioca, C.A. (empresa asociada)	-	7.195
	8.585.122	5.215.910

* Estas compañías son filiales de Corporación Industrial de Energía, C.A. S.A.C.A.

Al 31 de diciembre de 2005 y 2004, la Compañía no ha creado provisión alguna para insolvencias en relación con los montos por cobrar a compañías relacionadas, por considerar que no hay dudas sobre la recuperación de los mismos.

Al 31 de diciembre de 2005 y 2004, la Compañía no ha otorgado garantías a entidades financieras por cuenta de las compañías relacionadas.

18. RETRIBUCIONES A LA JUNTA DIRECTIVA Y ADMINISTRADORES

Junta Directiva

La Cláusula N° 14 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por concepto de participación en el beneficio del ejercicio de la sociedad, el 1% de la utilidad. El importe pagado en el año 2005 a la Junta Directiva por este concepto ascendió a Bs. 469,7 millones (Bs. 226,4 millones en el año 2004).

Adicionalmente, la Cláusula N° 9 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por su asistencia a la Junta Directiva una dieta de 200 unidades tributarias El valor de las unidades tributarias vigentes durante los años terminados al 31 de diciembre de 2005 y 2004 fue de Bs. 29.400 y Bs. 24.700 en el 2005, y Bs. 24.700 Bs. 19.400 en el 2004, respectivamente. El importe pagado por este concepto al 31 de diciembre de 2005 fue de Bs. 1.058,4 millones (Bs. 829,9 millones en el año 2004).

Retribuciones salariales

Las retribuciones por concepto de sueldos, otros beneficios al personal y honorarios profesionales percibidas en el año 2005 por las 41 personas de la Compañía con responsabilidad ejecutiva (administradores) ascendieron a unos Bs. 5.349,7 millones (unos Bs. 4.458,1 millones en el año 2004 por 40 personas).

Compromisos por seguros y otros conceptos

Las retribuciones post-empleo, algunos de los actuales y anteriores administradores de la Compañía son beneficiarios o tomadores de seguros cuyo costo corre a cargo de la Compañía. El importe cargado a resultados por este concepto en el año 2005 ascendió a Bs. 42,3 millones, aproximadamente (Bs. 34,9 millones en el año 2004).

Al 31 de diciembre, las retribuciones a la Junta Directiva y administradores están compuestas como sigue:

	2005	2004
Retribuciones a corto plazo a administradores	4.814.730	4.012.275
Prestaciones post empleo	534.970	445.808
Retribuciones a la Junta Directiva	1.528.183	1.056.348

19. GERENCIA DE RIESGO

Riesgos de interés, tipo de cambio y precios

La Compañía está expuesta continuamente a riesgos de crédito, de tipo de cambio, de tasas de interés y de fluctuaciones de precios, sin embargo, la gerencia permanentemente monitorea dichos riesgos e implementa los procedimientos operativos y financieros necesarios para minimizar los mismos.

La mayor parte de las ventas de la Compañía están dirigidas hacia el mercado local, mientras que parte de los costos están denominados en dólares, por lo que las variaciones entre la tasa de inflación local y la tasa de devaluación pueden tener incidencia en los márgenes operativos.

El riesgo de tasa de interés es manejado a través de una política de endeudamiento conservadora. Actualmente la gerencia no prevé ningún cambio significativo en su exposición a cambios en las tasas de interés o en la estrategia actual para el manejo de dicho riesgo.

La Compañía está sujeta a riesgos en precios de la principal materia prima, y entre ellos el más significativo es el precio de la pulpa. Los precios de venta de productos de papel están influenciados en parte por el precio de mercado de la pulpa, el cual está determinado por la oferta y la demanda en la industria. Específicamente los incrementos en el precio de la pulpa podrían afectar negativamente las ganancias si los precios de venta no pueden ser ajustados. Los instrumentos derivados no han sido utilizados para manejar estos riesgos.

Durante el año terminado el 31 de diciembre de 2005, la Compañía no realizó operaciones de cobertura (hedging) y no ha identificado instrumentos que puedan calificarse como derivados.

Riesgos de crédito

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2005 y 2004 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

Control de precios

Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

Concentración de operaciones

Las ventas de exportación al 31 de diciembre de 2005 y 2004 representan aproximadamente el 20% y 21% de las ventas netas consolidadas, respectivamente.

20. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A partir de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela han celebrado diversos Convenios Cambiarios, en los cuales se establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A partir de esa fecha, la Comisión de Administración de Divisas (CADIVI), se encarga de la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dichos convenios. Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas.

La Compañía ha venido efectuando los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera derivadas de importaciones de bienes y servicios y dividendos. La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 31 de diciembre de 2005 y 2004, registrados en bolívares a la tasa de cambio oficial de Bs. 2.150,00 y Bs. 1.920,00 por US$ 1,00, respectivamente, (en miles de dólares estadounidenses):

	2005	2004
	(En miles de US$)	
Activo:		
Efectivo e inversiones temporales	5.701	10.491
Inversiones disponibles para la venta	4.035	345
Cuentas por cobrar comerciales	1.325	8.937
Cuentas por cobrar a compañías relacionadas	5.600	5.482
Depósitos dados en garantía	3.500	1.320
Anticipos a proveedores y deudores diversos	1.372	1.556
	21.533	28.131

	2005	2004
	(En miles de US$)	
Pasivo:		
Documentos por pagar	-	1.295
Cuentas por pagar comerciales	19.576	11.027
Cuentas por pagar a compañías relacionadas	2.350	1.369
Gastos acumulados por pagar y otras	1.270	1.736
	23.196	15.427

21. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas de instituciones bancarias por un monto de Bs. 26 millones. Asimismo, la Compañía ha otorgado fianzas a favor de la Comisión de Administración de Divisas (CADIVI) por un monto de US$ 290 mil.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, una filial se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza asciende a la cantidad US$ 350 mil venciéndose al 30 de abril de 2006. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador por US$ 446 mil, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2005, las cartas de crédito abiertas por estos conceptos alcanzan US$ 13,17 millones. (Bs. 28.324 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas civiles y laborales en contra de la Compañía, por Bs. 1.408 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2005 y 2004, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 567 mil introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (años 1994 a 1996), por un monto

de US$ 5.321.716, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

22. CONCILIACIÓN DE LOS SALDOS DE INICIO Y CIERRE DEL AÑO 2004

La Norma Internacional de Información Financiera (NIIF) N° 1 "Adopción por primera vez de las Normas Internacionales de Información Financiera" exige a los primeros adoptantes una presentación de los principales efectos de tales normas sobre los estados financieros previamente presentados.

Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión N° 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones N° 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

El año 2005 es el primer ejercicio en el que la Compañía ha presentado sus estados financieros conforme con las NIIF. Los últimos estados financieros consolidados presentados de acuerdo con principios y normas de la CNV fueron las correspondientes al año terminado el 31 de diciembre de 2004, por lo que la fecha de transición a las NIIF es el 1 de enero de 2004.

Impacto de la transición en el balance general consolidado al 31 de diciembre de 2004 (en miles de bolívares):

	Según normas CNV	**Efecto transición a NIIF**		**Según NIIF**
Propiedades, planta y equipos - neto	476.304.208	(31.427.847)	1	444.876.361
Repuestos	6.587.480	(6.587.480)	1	-
Inversiones en asociadas y negocios conjuntos	4.020.200	(2.173.159)	2	1.847.041
Otros activos	1.390.042	(1.390.042)	3	-
Total activo no corriente	488.301.930	(41.578.528)		446.723.402
Otros activos circulantes	10.325.755	(10.325.755)	4	-
Gastos pagados por anticipado	885.614	(187.269)	9	698.345
Inventarios	42.434.480	(9.663.397)	1	32.771.083
Anticipos a proveedores	4.813.668	(961.416)	5	3.852.252
Efectos y cuentas por cobrar - neto	80.294.402	(897.290)	5	79.397.112
Inversiones disponibles para la venta	-	899.770	6	899.770
Efectivo y equivalentes de efectivo	23.142.558	(643.153)	6	22.499.405
Total activo corriente	161.896.477	(21.778.510)		140.117.967
TOTAL ACTIVO	650.198.407	(63.357.038)		586.841.369
PATRIMONIO DE LOS ACCIONISTAS	560.670.334	(127.084.311)		433.586.023

	Según normas CNV	Efecto transición a NIIF		Según NIIF
INTERESES MINORITARIOS	1.712.875	(1.712.875)	7	-
Otros pasivos y créditos diferidos	416.821	(416.821)	10	-
Apartado para prestaciones de antigüedad a largo plazo	9.691.114	(7.203.695)	9	2.487.419
Impuesto sobre la renta diferido pasivo	6.750.000	60.484.527	8	67.234.527
Total pasivo no corriente	16.857.935	52.864.011		69.721.946
Apartado para prestaciones de antigüedad a corto plazo	-	2.694.704		2.694.704
Cuentas por pagar	36.238.540	6.876.127	7	43.114.667
Documentos por pagar	2.486.040	-		2.486.040
Obligaciones y papeles comerciales	2.937.900	(47.690)	9	2.890.210
Préstamos a corto plazo	561.914	(561.914)		-
Pagarés y sobregiros bancarios	12.800.000	659.268	9	13.459.268
Dividendos por pagar	4.145.728	-		4.145.728
Impuestos por pagar	3.573.156	11.169.627	8	14.742.783
Gastos acumulados por pagar	8.213.985	(8.213.985)	9	-
Total pasivo corriente	70.957.263	12.576.137		83.533.400
TOTAL PASIVO	87.815.198	65.440.148		153.255.346
TOTAL PATRIMONIO Y PASIVO	650.198.407	(63.357.038)		586.841.369

Notas a la conciliación de saldos:

1. Principalmente incorporación de los nuevos valores de avalúo, análisis de los inventarios de repuestos como componentes de las maquinarias y equipos y revisión de las vidas útiles, todo con base en la NIC 16.
2. Reverso del exceso pagado en la compra de Simco Recycling Inc., filial en el extranjero, con base en la NIC 38 en lugar de su amortización en 20 años tal como lo establece el principio local y efecto del registro de la filial Manufacturas de Papel de Centroamérica; C.A. por el método de participación (ver 3).
3. Efecto originado por desconsolidar la filial de Manufacturas de Papel de Centroamérica; C.A. por activos que esta tenía. Tal desconsolidación se hizo con base en el análisis de negocios conjuntos establecido en la NIC 31; el registro de la filial bajo NIIF se hace con base en el método de participación.
4. Efecto originado por consolidar la filial Valores y Acciones 1003, C.A. y filiales con base en el análisis de la NIIF 5 en lugar de registrarla por el método de participación.
5. Efecto originado por desconsolidar la filial de Centroamérica.
6. Reclasificación de activos financieros con base en lo establecido en la NIC 39.
7. La filial que originaba el interés minoritario fue desconsolidada tal como se indica en el punto 3.
8. Registro de impuesto diferido principalmente por diferencias entre la base contable y fiscal de ciertos activos de acuerdo con la NIC 12, no contemplado en el principio local.
9. Reclasificaciones de cuentas para adecuar la presentación a lo establecido en los NIIF aplicables.

Impacto de la transición en el estado de resultados consolidado por el año terminado el 31 de diciembre de 2004 (en miles de bolívares):

	Según normas CNV	Efecto transición a NIIF		Según NIIF
Ingresos por ventas y otros	417.151.665	(33.998.733)	1	383.152.932
Costo de ventas	290.986.976	(20.131.150)	2	270.855.826
Utilidad bruta	126.164.689	(13.867.583)		112.297.106
Costos y gastos:				
Gastos de ventas	30.507.190	(8.225.017)	1	22.282.173
Gastos generales y administrativos	17.687.956	(79.870)	6	17.608.086
Utilidad en venta de activos	(47.023)	(294.728)	6	(341.751)
Utilidad en operaciones	78.016.566	(5.267.968)		72.748.598
Participaciones en resultados	(3.534.010)	3.164.743	3	(369.267)
Costos financieros	(3.235.011)	221.768	7	(3.013.243)
Ingresos financieros	466.638	(21.314)	7	445.324
Diferencias en cambio - neto	3.425.910	(471.217)	7	2.954.693
Otros ingresos (egresos):				
Provisión para inversiones	3.005.275	(2.638.964)	4	366.311
Pérdida en operaciones con títulos valores	(7.945.773)	534.498	7	(7.411.275)
Pérdida neta en contrato de cobertura en moneda extranjera	(417.348)	-	7	(417.348)
Comisiones ADR	-	(646.810)	7	(646.810)
Impuesto al débito bancario	(3.329.929)	223.998	7	(3.105.931)
Otros – neto	109.478	451.774	7	561.252
Resultado monetario del ejercicio	(2.866.206)	2.866.206	5	-
Utilidad antes de impuestos	63.695.590	(1.583.286)		62.112.304
Impuesto sobre la renta	(16.165.082)	(7.739.840)	6	(8.425.242)
Utilidad neta	47.530.508	6.156.554		53.687.062

Notas a la conciliación de saldos:

1. El efecto se origina principalmente por desconsolidación de la filial de Centroamérica (Bs.2.243.608, neto), eliminación efecto de inflación por Bs. 27.144.204 (ver nota 1-c), y reclasificación de ciertos gastos relacionados con las ventas que se mostraban como gastos de ventas por Bs. 4.610.921.
2. Principalmente efecto de desconsolidar la filial de Centroamérica, eliminar efecto de inflación, y registro de mayor depreciación de activos por nueva base contable.
3. Efecto originado por consolidar la filial Valores y Acciones 1003, C.A. y filiales.
4. Disminución de la provisión por reducción de los activos objeto de provisión por eliminación del efecto de inflación de los años 2002 al 2004.
5. Eliminación de efecto por inflación (ver nota 1-c).
6. Efecto del impuesto diferido del año sobre el movimiento de las diferencias temporarias.
7. Reclasificaciones de cuentas para adecuar la presentación a lo establecido en la NIC 1.

Impacto de la transición en el estado de flujos de efectivo consolidado por el año terminado el 31 de diciembre de 2004:

	Según normas CNV	Efecto transición a NIIF		Según NIIF
Actividades operacionales – Efectivo neto provisto	56.694.850	12.740.003	1	43.954.847
Actividades de inversión – Efectivo neto usado	(17.980.522)	(4.363.066)	2	(13.617.456)
Actividades de financiamiento – Efectivo neto usado	(27.711.221)	(2.688.536)	3	(25.022.685)
Efecto de inflación sobre el efectivo y equivalentes de efectivo	(4.147.985)	(4.147.985)	3	-
Efecto de devaluación sobre el efectivo y equivalentes de efectivo	-	(3.418.780)		3.418.780
Aumento de efectivo y equivalentes de efectivo	6.855.122	(1.878.364)	1	8.733.486
Efectivo y equivalentes de efectivo al inicio	16.287.436	2.521.517	3	13.765.919
Efectivo y equivalentes de efectivo al final	23.142.558	643.153	1	22.499.405

Notas a la conciliación de saldos:

1. Los efectos se originan principalmente por incremento de la utilidad neta bajo NIIF, y por la desconsolidación de la filial de Centroamérica y la incorporación de la filial Valores y Acciones 1003, C.A. y filiales.
2. El efecto principal se origina por capitalizaciones de activos que no cumplían con los requerimientos de la NIC 16.
3. Eliminación de efecto por inflación.

Exenciones utilizadas por la Compañía en la aplicación de las Normas Internacionales de Información Financiera, de acuerdo con lo establecido en la NIIF 1:

La NIIF 1 permite a las compañías que adopten por primera vez las NIIF, la elección de usar ciertas exenciones en la aplicación de las mismas. La Compañía evaluó los tratamientos contables permitidos y ha elegido utilizar las siguientes exenciones indicadas:

- Efecto acumulado por traducción de las filiales del exterior – la Compañía decidió revertir los efectos acumulados por traducción de todas su filiales del exterior que habían sido registrados.

  Propiedades, planta y equipos – la Compañía decidió adoptar como costo atribuido de sus propiedades, planta y equipos (excluyendo el mobiliario y equipo, que se adoptó como costo atribuido el valor neto en libros), los valores de avalúo establecidos por peritos avaluadores independientes registrados ante la Sociedad de Ingeniería de Tasación de Venezuela, los cuales fueron determinados con base en los valores de reposición para las maquinarias y equipos, y valores de mercado para las propiedades y vehículos, de conformidad con lo establecido en la NIC 16. Para las propiedades, planta y equipos de la filial Vencaribbean Paper Products, Ltd. se adoptó como costo atribuido el valor neto en libros en dólares americanos traducido a la tasa de

cambio corriente a la fecha del balance general. Las vidas útiles de los activos fueron reevaluadas en función de la expectativa de uso y de generación de beneficios futuros por los distintos activos.

Impacto de la transición en el patrimonio consolidado:

	1° enero de 2004	**31 diciembre de 2004**
Patrimonio de los accionistas de acuerdo con las normas de la CNV	450.363.074	560.670.334
Registro de impuesto sobre la renta diferido	(76.992.673)	(71.237.333)
Efecto incorporación avalúo de propiedades, planta y equipo	29.842.868	(55.302.446)
Efecto de inflación sobre inventarios finales	(3.871.219)	(2.528.980)
Efecto incorporación de activos netos de Valores y Acciones 3103, C.A.	2.920.001	(5.183.332)
Efecto desconsolidación inventarios de Manpa Centroamérica	(2.772.786)	(3.485.350)
Efecto traducción de propiedades, planta y equipo de la filial Vencaribbean Paper Products	1.894.989	6.322.470
Efecto de traducción de filiales del exterior	4.158.715	3.486.025
Efecto de inflación sobre otras partidas no monetarias	(50.421)	(236.714)
Efecto de resultado sobre inversiones disponibles para la venta	-	156.935
Otros, neto	(544.643)	924.414
Patrimonio según balance general consolidado bajo NIIF	404.947.905	433.586.023


RECEIVED
JUN 1 5 2006
199

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------------

[Letterhead of MANPA]

Caracas, April 27, 2006.

Citizen

PRESIDENT OF THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.

Sear sirs:

We do hereby address you to comply with the provisions of Article 5 of the Standards Related to Periodic or Occasional Information that Needs to be Submitted by People Subject to Control by the National Securities and Exchange Commission as per Resolution 012-2006 dated February 9, 2006. Therefore, we submit the following documents:

1. Financial statements corresponding to the period ended at December 31, 2005.
2. Analysis of Variations for the year 2005 vs 2004, Balance Sheet.
3. Analysis of Variations for the year 2005 vs 2004, Income and Loss Statements.
4. Letter to the Management sent on April 27, 2007.
5. Report by the Statutory Auditors.
6. Certification of letter by the General Shareholders' Meeting dated April 27, 2006 and certification of the Minutes of the Board of Directors No.944 dated April 21, 2006.



7. Statement of remuneration of members of the Board of Directors and executive officers sent on April 27, 2006.
8. Report by Administrators.
9. Updated list of shareholders at the date of holding the aforementioned General Shareholders' Meeting, issued by the Assignment Broker and the "Caja Venezolana de Valores."
10. Report by the Board of Directors about compliance with the Corporate Management Principles.
11. Request of tax solvency and last Income Tax Return, fiscal year ended at December 31, 2005.
12. Publication of newspaper advertisement of payment of dividend

Sincerely,

Lic. Carlos E. Delfino T. (signed) Illegible.

President.

Translator's Note:

At the upper right margin there is the wet seal of the National Securities and Exchange Commission. ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May the 9th, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR


RECEIVED
JUN 1 5 2006
199

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------------

ANALYSIS OF VARIATIONS

YEAR 2005 vs. YEAR 2004

BALANCE SHEET

ASSETS

Non-Current Assets

Property, plant and equipment, net

Million of Bolivars -11,976 (-2.69%)

The most significant variations are:

Increase in machinery and equipment of MANPA **Bs.+10,594 million**

Multi-pack hygienic products line Bs.8,884 million

Increase in "VPP" (sic) machinery and equipment **Bs.+6,698 million**

Hygienic paper products ("PCMC") (sic.)

Increase MANPA furniture and fittings **Bs.+1,666 million**

(Mainly replacement of Manpa´s Lan network and computer equipment)

Reduction in ongoing construction **Bs-8,467 million**

Accumulated depreciation for the period **Bs-22,689 million**

(Bs.22,299 million) plus the effect for translation of Fixed assets abroad VPP (Bs.390million)

Participation in affiliates and joint businesses





Bs.-807 million (-43.68%)

	2005	2004
Participations in associated companies	-	-
Participations in joint businesses	1,040,295	1,847,041
	1,040,295	1,847,041

In this regard, variation fully corresponds to **Participation in joint businesses** as the result from a negative variation in the results of Simco Recycling Bs.-1,322 million higher than the positive variation in the results of MCA Bs.+515 million

	%	2005	2004	Variation
Simco Recycling Inc.	50	-2,432,726	-1,110,720	-1,322,006
Manpa Centroamérica, C.A.	50	3,473,021	2,957,761	515,260
		1,040,295	1,847,041	-806,746

"Participation in joint businesses: A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Joint business agreements involved in the establishment of a different entity in which each participant owns interests are identified as jointly controlled entities. Earnings and losses are eliminated pursuant to the Company participation in the joint business, except for those cases in which non realized losses provides evidence of any deterioration of the asset allocated.

Pursuant to NIC 31, the Company opted for valuating entities considered joint businesses for the participation method."

"Participation in associated companies: An associated company is that in which the Company has the capacity to significantly influence, without control or joint control but by participating in decision-making and operating policies of the associated company. Generally, this capacity is a participation (direct or indirect) equal or higher to 20% of the voting rights of the participating entity.

Exceptionally, the following entities from which a 20% or more of its voting rights is owned are not considered entities associated to the Group."

Mandioca	Bs.+2,577 million
Corp. Forest Orinoco	Bs.+769 million



Central Cariaco	Bs.+88 million
Secondary Fibers	Bs.+81 million
Total	Bs3,515 million
Less Loss provision for deterioration	Bs-3,515 million
	Bs.0 million

Current Assets

Expenses paid in advance

Bs.+414 million (+59.22%)

The most outstanding variations of the year 2005 in regard to the previous year are:

Increase in payment of insurance of corporate assets	Bs.+113 million
Increase in VPP expenses (packing machine and spare parts)	Bs.+291 million

Out of the balance of Expenses paid in advance at closure of 2005 the main entries are:

- Insurance on property: Bs.686 million
- VPP Bs.355 million

Inventories

Bs.+24,740 million (+75.49%)

At December 2005, balances of inventories are detailed herein below:

In million Bs.	2005	%	2004	%	Variation
Finished products	19,385	33.7	8,300	25.3%	11,085
In-process products	366	0.6%	73	0.2%	293
Raw materials	17,644	30.7%	16,798	51.3%	846
Spare parts	6,999	12.2%	5,661	17.3%	1,338
In-transit inventory	12,033	20.9%	2,316	7.1%	9,717
VPP	2,747	4.8%	1,678	5.1%	1,069
Less provision for obsolescence	-1,663	-2.9%	-2,055	-6.3%	392
Total	**57,511**	**100.0%**	**32,771**	**100.0%**	**24,740**

Inventory variation is mainly a consequence of:

- Increase in In-transit inventory (Bs.+9,717 million)
- Increase in Finsihed products inventory (Bs.11,085 million)




REPUBLICA DE VENEZUELA
4
INTERPRETE
PUBLICO

- Increase in Spare parts (Bs.+1,338 million)
- Increase in VPP inventory (Bs.+1,069 million)

Inventory of Finished products is detailed herein below:

FINISHED PRODUCTS (in thousand bolivars)	**2005**	**2004**	**VARIATION**
MILL	7,207,262	1,720,379	5,486,883
SACKS	575,489	215,841	359,648
BAGS	952,024	313,165	638,859
REAM/FOUR QUIRES OF LETTER PAPER	2,099,442	671,734	1,427,708
HYGIENIC PRODUCTS	3,111,852	3,542,804	-430,952
SCHOOL PRODUCTS	5,568,441	2,375,215	3,193,226
WASTE PRODUCTS	-129,176	-538,737	409,561
	19,385,334	**8,300,401**	**11,084,933**

Advances to suppliers

Bs.-332 million (-8.62%)

Advances to suppliers amounted to Bs.3,520 million and the main variations were:

Warner Bros (Bs.+142 million)

QTS (Bs.+114 million)

P&L Global Network (Bs.+112 million)

SSA Global Network Technologies de Mexico (Bs.+323 million)

UPS (Bs.+395 million)

Kadant AES Mexico (Bs.+113 million)

The main advances out from the advances at closure of December 2005 are:

Warner Bros (Bs.+499 million)

QTS (Bs.+114 million)

P&L Global Network (Bs.+204 million)

SSA Global Network Technologies de Mexico (Bs.+323 million)

UPS (Bs.+1.366 million)




REPUBLICA DE VENEZUELA
5
INTERPRETE
PUBLICO

Exchange difference (Bs.+147 million)

Bills and accounts receivable net

Bs+15,940 million (+20.08%)

The balance of this account at closure of December 2005 amounts to Bs.57,511 million and includes:

- Commercial accounts receivable	56,958,238
- Related companies	12,413,496
- Employees	429,642
- Sundry debtors	872,084
- Income tax paid in advance	2,400,339
- Value Added Tax paid in excess	14,904,864
- Tax credit VAT – net pending offset	1,492,571
- Guaranteed deposits	7,523,954
	96,995,188
Less Provision for doubtful accounts	-1,657,917
	95,337,271

The increase of Bills and accounts receivable net is basically a product of:

- Increase "VAT paid in excess" Bs.+10,628 million (+248.47%)

This is the VAT withheld by third parties without being applied.

- Increase "Guaranteed deposits" Bs.+4,990 million (+196.98)
- Increase Tax credit VAT to compensate Bs.+1,493 million (+100%)
- Increase Income tax paid in advance Bs.+2,400 million (+100%)
- Increase Accounts receivable related companies Bs.+1,467 million (+13.40%)

Manpa de Centroamérica Bs.+513 million

Simco Recycling Corp. Bs.+932 million

- Reduction of Commercial accounts receivable Bs.-5,549 million (-8.88%) as a result of a better collection management as part of the working capital reduction program.

Investments available for sale

Bs.+7,917 million (+879.89%)



Variation mainly corresponds to Bonds 2016 and 2020 that were kept in portfolio for Bs.+7,915 million.

Balance of this account at closure of December 2005 is Bs.8,817 million and includes:

Bonds 2016 and 2020 Bs.+7,915 million

Town Record Bonds Bs.+760 million

Central Portuguesa shares Bs.+355 million

CIE shares Bs.+143 million

Corp. Forestal Venezuela shares Bs.+48 million

Less Provision for loss due to deterioration Bs.-402 million

Cash and cash equivalents

Bs.-6,388 million (-28.39%)

The balance of Cash and cash equivalents was mainly reduced for the guaranteed deposits granted during the year as well as for the investments made in Bonds 2016 and 2020.

SHAREHOLDERS´ EQUITY AND LIABILITIES

SHAREHOLDERS´ EQUITY

Bs.-11,020 million (-2.54%)

(in thousand Bolivars)	2005	2004	Absolute Variation	Variation %&
Capital stock	69,632,690	69,632,690	0	0%
Accumulated result from translation from affiliate and joint businesses abroad	206,308	28,224	178,084 0	631% 0%
Retained earnings:			0	0%
Legal reserve	6,963,269	6,963,269	0	0%
Net balance updated of retained earnings for the sole use of payment of dividends in Company shares or of its affiliates	119,593,551	119,593,551	0	0%



(in thousand Bolivars)	2005	2004	Absolute Variation	Variation %&
Capital stock	69,632,690	69,632,690	0	0%
Total shareholders equity	**422,566,059**	**433,586,023**	**-11,019,964**	-2.54%

The main variation occurs in the Undistributed accounts Bs.10,042 million as a result of

Net income for the period	Bs.35,838 million
Less dividends decreed for the period	Bs.-45,880 million
	Bs.-10,042 million
Less result non realized in investments and available shares for sale (mainly Bonds 2016 and 2020)	Bs.-1,156 million
Less Accumulated result for translation of affiliate (VPP)	Bs.-178 million

NON-CURRENT LIABILITY

Provisions for Seniority benefit net of long-term advances

Bs.1,085 million (+43.61%)

Variation in this item is a consequence of the increase in salaries and in seniority, net of long-term advances.

Deferred income tax

Bs.-12,685 million (-18.87%)

Under the IAS, the income tax provision includes regular income tax (tax rate of the tax legislation on the net tax income for the year) plus the Deferred tax.

The deferred tax includes temporary differences expected to pay or recover by the differences generated between the accounting books and the tax accounting as well as the tax credits, discounts and unused losses.

Deferred taxes are determined based on the balance sheet method.

	2005	2004
Liability for deferred income tax	75,680,541	85,155,489
Asset for deferred income tax	21,130,933	17,920,962
NET OF DEFERRED TAX	**54,549,608**	**67,234,527**



In this regard, in the results at December 31, 2005 arises a Deferred tax income for variation among temporary entries of a year compared to the other.

2005	Bs.54,549,608 million
2004	Bs.67,234,527 million
Deferred tax income	Bs.-12,684,919 million

CURRENT LIABILITIES

Provision for Seniority benefits net of short-term advances

Bs.1,175 million (+43.61%)

Variation in this entry is a consequence of the increase in salaries and seniority net, of short-term advances.

Documents payable

Bs.-2,486 million (-100%)

Variation corresponds to the balance of documents payable of imports kept in 2004 (Bs.2,486 million).

Balance of this account at closure of December 2005 is Bs.+0 million.

Commercial papers

Bs.+56 million (1.95%)

Variation corresponds to the increase of current Commercial Papers in Bs.56 million.

At closure December 2005 the balance of current commercial papers is Bs.2,947 million.

Short-term loans

Bs.+33,561 million (+249.35)

Variation of short-term bank debt was the product of new loans dealt with banks in 2005 net of amortizations made in the year:

Below there are the variations in loan balances by bank at December 2005

BVC	Bs.+1,009 million
Provincial	Bs.+7,308 million
Venezuela	Bs.+14,644 million
Mercantil	Bs.6,061 million
CorpBanca	Bs.+3,364 million
Activalores	Bs.+2,197 million




REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Citibank payment Bs.-1,022 million

Dividends payable

Bs.4,588 million (110.66%)

They mainly correspond to outstanding ADR´s dividends due to the authorization of foreign exchange by CADIVI at December 31, 2005 (dividend of Bs.10/share decreed in October 2005)

Taxes payable

Bs.-14,449 million (-98.01%)

The difference is mainly in the variation of the amount of Tax provision on the income of the fiscal year, which was lesser in regard to the year 2004 in Bs.-15,105 million and in that during the year 2005 there is no "Income tax withhold to apply" as in the year 2004. Therefore, variation is positive in Bs.+617 million. Balance at closure of December 2005 was of Bs.294 million, comprising:

Income tax provision of the fiscal year (Bs.+34 million)

Income tax withheld payable (Bs.+202 million)

VAT debit Securities and Shares (Bs.+58 million) and

Withholding to Third Parties 75% VAT (Bs.0.356 million)

Accounts payable net

Bs.+29,684 million (+68.85%)

Increase of Bills and accounts payable net is the product of a higher balance in the commercial accounts payable, which represent 74% of the total Bills and accounts receivable net.

	2005	**2004**	**Absolute Variation**	**Variation %&**
Commercial	53,780,859	27,667,140	26,113,719	94%
Related parts	8,585,122	5,215,910	3,369,212	65%
Others	2,229,675	1,024,093	1,205,582	118%
Withheld VAT payable	918,252	740,529	177,723	24%
Accumulated expenses payable	7,284,469	8,466,995	-1,182,526	-14%
	72,798,377	**43,114,667**	**29,683,710**	




REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Commercial accounts payable

Bs.26,114 million (+94%)

Balance at closure amounted to Bs.53,781 million. Increase of accounts payable is mainly a consequence of the increase of accounts payable to pulp suppliers because it is being paid upon maturity making use of the 180-day credit granted.

The most important variations in pulp suppliers are:

(In thousand Bs.)

	2005	2004	Variation
CELLMARK	14,739,942	3,790,337	10,949,605
CELULOSA ARAUCO	0	2,365,537	(2,365,537)
FOREST FIBRES LIMITED	8,698,890		8,698,890
POPE & TALBOT	0	2,533,503	(2,533,503)
SILVANIA RESOURCES INC.	7,421,483	998,400	6,423,083
	30,860,315	9,687,777	21,172,538

The most significant Accounts payable, within the country and abroad are detailed at closure of the year 2005.

	YEAR 2005
ALBANY INTERNATIONAL	1,028,909
BENDER MACHINE SERVICES	340,775
CLARIANT VENEZUELA, S.A.	633,509
CMPC CELULOSA S.A.	3,739,173
CORPORACION ADIPACK, C.A.	335,116
DISPROGRAFICA C.A.	531,517
EKA CHEMICALS DE VENEZUELA, C.A.	739,445
FIBER SOURCE INTERNATIONAL CORP	2,341,121
LIPESA S.A.	400,961
NALCO VENEZUELA, S.C.A.	279,277
OAKITE DE VENEZUELA C.A.	208,943
OMYA COLOMBIA, S.A.	250,952
RAISIO QUIMICA ANDINA,S.A.	813,364




REPUBLICA DE VENEZUELA
11
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PUBLICO

	YEAR 2005
SILVANA RESOURCES INC.	7,421,483
TRANSPACA SUCRS C.A.	843,329
VILNA. DE CART. CORRUGADOS C.A.	351,161
CELLMARK	14,739,942
FOREST FIBRES LIMITED	8,698,890

Accounts payable related companies

Bs.+3,369 million (+65%)

Variation is mainly a consequence of the increase of accounts payable to TGM Bs.+952 million to Simco Recycling Bs.+1661 million and to Manpa Centroamérica Bs.+763 million.

This entry has a balance of Bs.8,585 million and is comprised as follows:

Related Company	Million Bs.
Turbogeneradores Maracay	3,412
Simco Recycling	4,290
Manpa de Centroamérica	763
Turboven Maracay	100
Turboven Cagua	20
Total in million Bs.	**8,585**

Other accounts payable

Bs.+1,206 million (118%)

The most important variations of the balance of Accounts payable (Others) are:

	Million Bs.
> Royalties	641
> INCE-SSO* payable	205
> HCM**	129
> Employee's Savings Fund	124

[* The National Education Training Institute – The Mandatory Social Security]

[**Hospitalization, Surgery and Maternity Insurance]



The most relevant balance of Accounts payable (Others) at closure of December 2005 are:

	Million Bs.
> Royalties	722
> INCE-SSO payable	602
> HCM	254
> Accounts payable Distributors	266
Employee's Savings Fund	132

Accumulated expenses payable

Bs.-1,182 million (-14%)

Variation has been basically a product of the reductions/increments of other accounts, being the most significant:

Suppliers with delivery note Bs.-779 million

Accumulated accounts payable short-term Bs.-1,000 million

Estimate electricity Bs.-1,100 million

Customs expenses, verification of stock Bs.+635 million

Accumulated gas Bs.336 million

Provision for traffic and drug using Conacuid Bs.-158 million

Note: The account "Suppliers with credit note" was created in the year 2003 due to the need to register the VAT according to the amendment of the VAT regulations of the year 2003. It refers to purchases where not all the required documents are available to be registered with "Accounts payable", and the account "Suppliers with credit note" was created to be able to register the VAT according to the regulations.

Balance at closure amounted to Bs.7,284 million, of which the most important entries are:

	Million Bs.
Provision Traffic and drug use	395
BPCs provision	600
Interests on severance benefits	632
Variations and earnings	1,357



REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

	Million Bs.
Professional fees	112
Accumulated gas consumption	760
Commissions payable	546
Accumulated customs expenses payable	1,215
Accumulated freight	644
Import export insurance payable	230
Statutory participation	250
Suppliers with delivery note	153
Others (*)	390
Total in million Bs.	**7,284**

(*) Others: Expenses lesser than Bs.100 million --

Translator's Note:

At the upper right margin of the first page originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 April 28 PM (illegible). FILE. RECEIVED."---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 19th, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

ANALYSIS OF VARIATIONS

YEAR 2005 vs. YEAR 2004

INCOME AND LOSS STATEMENT

Paper Sale Volume (MT)

At closure 2005, sales volume was 129,539 MT vs 143,499 MT in 2004, which represents a reduction of 9.73% (-13,960 MT), a product of the drop of -7,82% (-10,369 MT) in national sales and of -32.86% (-3,591 MT) in regard to the previous year.

As observed in the table below, in the year 2005 all Divisions except for the Hygienic Paper Division register a drop in the sales volume although according to the figures of the Venezuelan Central Bank the Venezuelan economy in whole showed an increase of 9.32% during the year 2005 in regard to the previous year.

The drop in sales was mainly due to the increase registered in imports for overvaluation of the exchange rate Bs./US$ and the flexibilization of Cadivi (Venezuelan Foreign Exchange Administration Committee) to grant foreign exchange to importers. In fact, according to figures by the Venezuelan National Institute of Statistics ("INE" for its abbreviation in Spanish) White Paper imports have experienced an increase of 57.8% when exceeding 48,633 MT in January-November 2004 to 76,773 MT for the same period of the year 2005. Likewise, several economy analysis estimates that the



REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ

exchange rate of commercial equilibrium is of Bs/US$2,721 that compared to the official rate of Bs./US$2,150 evidenced a nominal overvaluation of 28.4%.

The Paper sales mix in MT for the year 2004 compared to the previous year is as follows:

Sales Mix	2005		2004		Variation	
Export	7,337	5.66%%	10,928	7.62%	3,591	-32.86%
Local	122,202	94.34%	132,571	92.38%	10,369	-7.82%
Total Paper	129,539	100.00%	143,499	100.00%	13,960	-9.73%

SALES INCOME

Bs.-8,093 million (-2.11%)

At December 31, income includes the following (in thousand bolivars):

	2005	2004	Absolute Variation	Variation %
Sale of property	373,406,646	382,426,108	-9,019,462	-2.36%
Income from rent	845,910	231,000	614,910	266.19%
Income from services	807,724	495,824	311,900	62.91%
	375,060,280	383,152,932	-8,092,652	-2.11%

Net paper sales

Bs.-9,020 million (-2.36%)

Net sales at closure 2005 amounted to Bs.373,407 million that represent a reduction of -2.36% vs. the previous year. In this connection, it is important to point out that such reduction is mainly a consequence of the drop in sales volume.

The average corporate price shows a rise of 8.16% below the annual inflation rate of 14.36% whereas the devaluation of the official exchange rate was 11.98%. This was, on one part, a consequence of unchanged prices in hygienic products since they are under control and, on the other, to a higher competitiveness in the market of white paper due to the growing of imports.



	2005	2004	Variation in Bs.	
Price per MT in Bs.	2,882,581	2,665,009	217,572	8.16%

Sales costs

Bs.13,589 million (+5.02%)

At closure of the year 2005, the Sales cost increased to Bs.13,589 million (+5.02%) vs. the year 2004, which basically responds to increments in manufacturing expenses and in the costs of fibers and imported raw materials. Manufacturing expenses increased to Bs.22,368 million (+31.73%), mainly for the increase in:

- Labor in Bs.9,440 million (+43.81%)
- Repair, maintenance and suppliers Bs.3,612 million (+19.94%)
- Contracted services in Bs.3,147 million (+55.64%)
- Gas Bs.1,127 million (+52.65%)
- Electricity Bs.3,006 (+21.17%)

In regard to the increase in fiber costs, this is mainly a consequence of the combined effect of the price increase of fiber and the effect of the foreign exchange slippage on their prices. The average official exchange rate slipped 11.97% when exceeding Bs.1,920.00xUS$ in 2004 to Bs.2,150.00xUS$ in 2005 whereas the international average prices of virgin fibers were increased to US$85 per MT in regard to the previous year or to 16.5% when exceeding average US$515 per MT in the year 2004 to US$600 per MT in the year 2005.

As for the behavior of the average cost per MT, this increase in Bs.308,310 (+16.33%).

The sales cost as sales % drops 5.35 percentage points when exceeding 70.83% in 2004 to 76.18% in 2005.

	2005	2004	Variation in Bs.	%
Cost per MT in Bs.	2,195,821	1,887,510	308,310	16.33%

Gross income

Bs.-21,681 million (-19.31%)

Gross income amounted to Bs.90,616 million, being reduced to 21,681 or to -19.31%. Likewise, the Gross margin decreased 5.5 percentage points in regard to the previous year, achieving 24.16%. Such drop in the Gross margin is a consequence of a higher



increase in the sales cost per MT (+16.33%) than that registered in the average sales price for MT (+8.16%).

	2005	2004
Gross Margin	24.16%	29.31%

Sales expenses

Bs.+8,657 million (38.85%)

Sales expenses registered a variation of 38.85% (Bs.8,657 million) when exceeding Bs.22,282 million in 2004 to Bs.30,939 million in 2005.

Among the most outstanding variations there are:

- Labor to Bs.1,032 million
- Provision for Doubtful accounts to Bs.+294 million
- Non-deductible expenses to Bs.+1,948 million
- Industry and Commerce License Bs.741 million
- Publicity and Advertisement Bs.+1,518 million
- Royalties Bs.763 million
- Discounts from previous years Bs.573 million

In regard to Sales Expenses as % of Income worsened 2.43 points, when exceeding 5.82 in 2004 to 8.25% in 2005.

	2005	2004	Variation
Sales expenses (in million Bs.)	30,939,453	22,282,173	8,657,280
Sales expenses as %income	8.25%	5.82%	2.43%

Administration Expenses

Bs.+1,377 million (+7.82%)

Administration expenses registered a variation of Bs.1,377 million (7.82%) when exceeding Bs.17,608 million in the year 2004 to Bs.18,985 million in the year 2005. The increase in administration expenses was below annual inflation of 14.36%.

Entries showing a higher variation are:

- Personnel Bs.+1,041 million
- Professional fees Bs.+238 million (mainly Lara Marambio y Avalúos)



- Contracted services Bs.+572 million (mainly BPC´s Maintenance Contract Bs.450 million)
- Non-deductible expenses Bs.-188 million (computer spare parts)
- Maintenance expenses and repairs Bs.-146 million

Administration expenses as Net sales % worsened 0.47 points when reaching 5.06% vs 4.60% of the previous year.

	2005	2004	Variation
Administration expenses (in million Bs.)	18,985,181	17,608,086	1,377,095
Administration expenses as %income	5.06%	4.60%	0.47%

Income from selling assets

Bs.342 million (-100%)

It corresponds to sales made in the year 2004 that did not occur in 2005.

Mainly - Sales Bs.260 million

- Compressor desincorporated from books but paid off by insurance company

Operating expenses

	2005	2004	Variation
Operating expenses as %income	13.31%	10.32%	2.99%

Operating earnings

Bs.-32,057 million (-44.07%)

Operating income decreased to Bs.32,057 million or -44.07%, reaching Bs.40,691 million. The Operating margin amounted to 10.90%, which represents a reduction of 8.13 points in regard to the previous year as a consequence of the worsening experienced in the gross profitability and in operating expenses as % of net sales that increased 2.99 percentage points in regard to the year 2004.

Operating margin:	2005	2004	Variation
	10.85%	18.99%	(-8.13%)

Participation in results from joint business

Bs.-550 million (-149%)

2005	2004	Absolute	Variation



			Variation	%&
Participation in results from joint businesses	(919,621)	(369,267)	-550,354	149%

It corresponds to 50% of Manpa participation in the MCA financial results and Simco recycling.

Variation results from a higher profit arising from MCA in the year 2005 compared to the year 2004 that the registered loss by Simco recycling in the year 2005 compared to the year 2004.

Financial costs

Bs.-1,651 million (55%)

	2005	**2004**	**Absolute Variation**	**Variation %&**
Financial costs	(4,664,484)	(3,013,243)	-1,651,241	55%

The increase in financial costs is the result of a registered increase of Bs.33,561 million (249.35%) in the bank debt balance.

Financial income

Bs.+233 million (52%)

	2005	**2004**	**Absolute Variation**	**Variation %&**
Financial income	678,654	445,324	233,330	52%

This increase is the result of the higher interest rate for deposits in US$ and to a higher income amount in Bolivars for the effect of a higher foreign exchange rate of (Bs./USS$1,920 to Bs./US$2,150) on the interests in dollars.

Exchange difference

Bs.+610 million (21%)

	2005	**2004**	**Absolute Variation**	**Variation %&**
Exchange difference – net	3,565,400	2,954,693	610,707	21%



Variation is product of a higher impact favorable to devaluation of February 2005 when the exchange rate of Bs./US$1,920 became Bs./US$2,150 for a higher lending position in foreign currency in the year 2005 in regard to that o the year 2004 when the exchange rate from Bs./US$1,600 became Bs/US$1,920.

Loss in swap transactions

Bs.3,740 million (-50%)

	2005	2004	Absolute Variation	Variation %&
Loss in swap operations with securities	(3,671,665)	(7,411,275)	3,739,610	-50%

Reduction of loss in operations with securities was a consequence of a less number of operations in the year 2005 compared to the year 2004.

OTHER INCOME (DISBURSEMENTS)

Provision for investments

Bs.-366 million (-100%)

Variation occurs because in the year 2004 an Income was registered as a consequence of the provision for investments.

Net loss in hedge agreements in foreign currency

Bs.-417 million (-100%)

	2005	2004	Absolute Variation	Variation %
Net loss in hedge agreements in foreign currency	-	(417,348)	417,348	-100%

In the year 2005, no hedge operations were made in foreign currency.

ADR commissions

Bs.-141 million (-22%)

	2005	2004	Absolute Variation	Variation %
ADR commissions	(505,370)	(646,810)	141,440	-22%



ADR commissions decreased in the year 2005 because only a dividend was paid that year (US$3,490,308) in regard to the two payments in the year 2004 (US$5,215,843). The reason is the delay of CADIVI in granting foreign exchange currency for the dividend decreed in October 2005.

Bank debit tax

Bs.16 million (-1%)

	2005	2004	Absolute Variation	Variation %
Bank debit tax	(3,089,757)	(3,105,931)	16,174	-1%

Others

Bs.-1,184 million (-211%)

	2005	2004	Absolute Variation	Variation %
Others – net	(623,152)	561,252	-1,184,404	-211%

Taxes

Bs.12,802 million (-152%)

	2005	2004	Absolute Variation	Relative Variation
Income tax net tax	8,820,272	20,223,124	-11,402,852	-56%
Less:				
Reduction for investments in property, plant and equipment and other credits	1,341,708	-366,847	-974,861	266%
	7,478,564	**19,856,277**	**-12,377,713**	**-62%**
Income tax from previous year	829,338	-592,097	1,421,435	-240%
Total current income tax	**8,307,902**	**19,264,180**	**-10,956,278**	**-57%**
Deferred income tax	-12,684,919	-10,838,938	-1,845,981	17%
	-4,377,017	8,425,242	-12,802,259	-152%



During the years ended at December 31, 2005 and 2004 the effective rate of income tax expenses is less than the tax rate applicable to income before taxes. The nature of this difference results from permanent entries related to determination of tax income: these are

- Tax and tax rate applicable to income as per the books
- Base difference in inventories and fixed assets
- Adjustment for inflation
- Dividends received
- Income from abroad
- *Other non-deductible expenses*
- Other non taxable income
- Others net
- Effect of reduction for investments in properties, plant and equipment
- Tax expenses and tax rate applicable to income as per the books

Net income

Bs.-17,849 million (-33.25%)

Net income amounted to Bs.35,838 million. Net margin showed a reduction of 4.44 percentage points as a result of the drop in gross and operating profitability.

Net margins	2005	2004	Variation
	9.56%	14.01%	-4.44%

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 23rd, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

I, CARLOS DELFINO T., a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A., a trading company of this domicile, do hereby certify that: "The Minute partially transcribed herein is a true and exact copy of its original that is inserted to the Minutes Book of the Board of Directors of my principal, which textually reads as follows:

"Minute No.944. As of today, the Twenty-First (21st) day of April of the year Two Thousand Six, at 12:30 p.m., the following members of the Board of Directors gathered at the company premises: Carlos Delfino T., Celestino Martínez P., Carlos H. Paparoni, Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Elena Delfino, Alberto Delfino and Fernando Paparoni. Likewise, there were present Alejandro Delfino T., and José Gaetano Paparoni, Advisor.

1. Pursuant to the provisions of Clause 7 of the Articles of Incorporation of the company, the Board of Directors agreed to ratify the following people in the positions of President, First Vice-President and Second Vice-President of the company: Carlos Delfino T., Celestino Martínez P. and Carlos Henrique Paparoni, respectively.



2. The Board of Directors agreed to ratify Lic. Alejandro Delfino T., as Executive President,, pursuant to the provisions of Clause 7 of the Articles of Incorporation/By-laws of the company.
3. The Board of Directors decided to establish April 28, 2006 as registry date (limit date of transaction with benefit) and May 8, 2006 as payment date (effective date of registry with benefit) of the dividend approved by the General Shareholders' Meeting held on this same date, which decreed an ordinary cash dividend of Twelve Bolivars (Bs.12.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprised in the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2005. Dividends will be paid at the company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaito."

This certification is issued in Caracas, on the Twenty-First (21st) day of April of the year Two Thousand Six.

MANUFACTURAS DE PAPEL, C.A.

CARLOS DELFINO T. (signed) Illegible.

Chairman. --

[Letterhead of MANPA]

Messrs.

PRESIDENT AND OTHER MEMBERS OF THE BOARD OF DIRECTORS OF THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.

I, Alejandro Delfino T., in my capacity as Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., do hereby make formal submission of the Demonstrative Table of Remunerations of Directors and of Executive Personnel for the year 2005, in view of the provisions set forth by the Standards Related to Periodical or Occasional Information that Needs to be Provided by People Subject to Control by the National Securities and Exchange Commission.



In this regard, and pursuant to the provisions of Article 3 of the Standards Related to Periodical or Occasional Information that Needs to be Provided by People Subject to Control by the National Securities and Exchange Commission and to the provisions Article 20 of the Capital Market Law, we do hereby request the National Securities and Exchange Commission to keep confidential the information included in the aforementioned table, as same represents one of the critical aspects of the company in regard to company management and said information is not basic information to make decisions by public investors.

In Caracas, on the 26 days of April of 2006.

Sincerely,

Alejandro Delfino T. (signed) Illegible.

Executive President.

Phone 0212.901.23.13 --

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 April 27 PM 3:02. FILE. RECEIVED."---------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 10th, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR


RECEIVED
JUN 1 5 2006
199

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------

[Letterhead of MANPA]

REPORT BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. ABOUT COMPLIANCE WITH THE CORPORATE GOVERNANCE PRINCIPLES ADOPTED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

In order to comply with Resolution No.19-1-2005 of the National Securities and Exchange Commission dated February 2, 2005 published in Official Gazette of the Bolivarian Republic of Venezuela No.38129 as of February 17, 2005 the company Board of Directors presents to the General Shareholders' Meeting this report about the degree of compliance with the corporate governance principles adopted by the National Securities and Exchange Commission to which the aforementioned Resolution is committed.

Independent Directors of the Board of Directors

The Board of Directors in its session held on March 31, 2006 reviewed the assumptions set forth in the aforementioned resolution realizing that during the fiscal year ended at December 31, 2005 the proportion of Independent Directors was kept in 18 out of 22 Directors part of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. as provided for by the independence criteria of the Directors established in the



aforementioned Resolution, thus broadly increasing the number of Independent Directors required.

In order to comply with the proper transparency and disclosure of this matter, we attach hereto the résumé of the Directors part of the Board of Directors.

Auditing Committee

The Auditing Committee of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is mainly comprised by Independent Directors according to the criteria about independence of Directors included in such Resolution.

The Auditing Committee as per the Resolution about Corporate Governance Principles has and performs the following duties:

1. Previously known the company financial statements;
2. Assisting the Board of Directors in regard to implementation of the necessary measures to preserve the integrity of the company financial information;
3. Cooperating with the Board of Directors in the supervision of the Internal and External Audit ; and
4. Knowing and analyzing the content of the management letter in order to make recommendations deemed necessary.

In virtue of the functions that corresponds to the Auditing Committee, it reviewed the Financial Statements corresponding to the fiscal year from January the 1st and December the 31st, 2005 prepared under the International Accounting Information (IAS), adopted by the company pursuant to the Resolutions by the National Securities and Exchange Commission numbers 157-2004 and 177-2005, which are in order to be submitted to the consideration of the Shareholders' Meeting.

In view of the foregoing, the Board of Directors can assure that MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. complies with the corporate governance principles adopted by the National Securities and Exchange Commission. ------------------------

[Letterhead of MANPA]

Caracas, April 4, 2006.

Messrs.

Regional Management of Internal Revenue of Special Taxpayers




REPUBLICA DE VENEZUELA
3
INTERPRETE
PUBLICO

National Integrated Service of Customs and Tax Administration (SENIAT)

Capital Region

Your office.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, a company registered with the Tax Information Registry under No.J-00023530-9, my capacity as evidenced by Minutes of the Board of Directors No.915 dated March 26, 2004 registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State on April 23, 2004 under No.24, Volume 59-A-Pro (a copy is attached hereto) do hereby respectfully appear before you to declare the following: I do hereby request this institution please to issue the **tax solvency** of my principal in order to comply with the provisions of numeral 10, Article 5, of the Standards Related to Periodical or Occasional Information that needs to be submitted by people under control by the National Securities and Exchange Commission, published in Special Official Gazette No.5802 as of March 8, 2006. In this regard, I attach hereto a copy of the latest Income Tax return.

Having no further matter to discuss,

Sincerely,

Lic. Carlos Delfino T. (signed) Illegible.

Two counterparts are made of one same tenor and for one sole purpose. -------------------

[Newspaper ad: "El Nacional" established in 1943 – Caracas – Venezuela. Sunday, April 23, 2006. Caracas, Venezuela. Legal Deposit PP-I94301DF45Year LXIII – No.22503 –]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00



REPUBLICA DE VENEZUELA 4 INTERPRETE PUBLICO JUDITH X. HERNANDEZ VICA

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.944 dated April 21, 2006 decided to set the record date and payment of dividends, giving effect to that approved as of April 21, 2006 by the General Shareholders' Meeting, which decreed an extraordinary cash dividend of Twelve Bolivars (Bs.12.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Net income corresponding to the fiscal year ended at December 31, 2005 in favor of shareholders registered on the fifth business day following the publication of the notice in two (2) newspapers of major national circulation, that is, on April 28, 2006 (limit transaction date with benefit), payable on the fifth business day following that date, that is from May 8, 2006 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaito.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, April 23, 2006. --

[Newspaper ad: "El Universal" National Award of Journalism, Mention Design. Prize to Excellence by the "SND". Sunday, April 23, 2006. Caracas, Venezuela. Year XCVII– No.34767 – Legal Deposit PP-I9090IDF43]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00



DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.944 dated April 21, 2006 decided to set the record date and payment of dividends, giving effect to that approved as of April 21, 2006 by the General Shareholders' Meeting, which decreed an extraordinary cash dividend of Twelve Bolivars (Bs.12.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Net income corresponding to the fiscal year ended at December 31, 2005 in favor of shareholders registered on the fifth business day following the publication of the notice in two (2) newspapers of major national circulation, that is, on April 28, 2006 (limit transaction date with benefit), payable on the fifth business day following that date, that is from May 8, 2006 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, April 23, 2006. ---

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 April 28 PM 2:56. FILE. RECEIVED."-----------

The foregoing is the true and exact translation of the attached copy of the document IN *WITNESS WHEREOF* I have hereunto set my hand and affixed my seal in Caracas, today, May 15th, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR


RECEIVED

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------

[Letterhead of MANPA]

Caracas, March 31, 2006.

REPORT SUBMITTED BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. TO THE GENERAL SHAREHOLDERS´ MEETING, CORRESPONDING TO FISCAL YEAR FROM JANUARY THE 1ST TO DECEMBER THE 31ST, 2005

Dear Shareholders:

Herein below we are pleased to submit to your attention the Management Report corresponding to the fiscal year ended at December 31, 2005.

During the year 2005 the company developed its operations in a financial environment mainly characterized by the following factors:

1. The government implemented a price regulation system in the year 2003 that established the Maximum Price for Public Sale ("PMVP" its abbreviation in Spanish) of hygienic paper that have not been modified yet. In addition, the exchange rate during the period 2003 and December 2005 changed from US$1.00/Bs.1,600 to US$1.00/Bs.2,150, or circa 34.4%, whereas accumulated inflation for the same time span reached 73.2% as per the figures of the Venezuelan Central Bank. This has given raise to a reduction of the profitability margin in the Hygienic Product Division due to the lack of recognition of cost

increases for the last 3 years. In the year 2005, the Hygienic Product Division represented 43% of the total volume of company businesses.

2. 28.4% nominal overvalued exchange rate of US$1.00/Bs.2,150 when compared against the cut-off rate of US$1.00/Bs.2,761 according to the financial study carried out by METROECONOMICA. This has caused a negative competition effect on local production by coming down in prices of import products, provided the existing subsidy in the exchange rate.
3. Increase of 57.8% in White Paper Imports when exceeding 48,633 MT during January-November 2004 to 76,773 MT for the same period 2005 according to the figures of the Venezuelan National Statistics Institute ("INE" for its abbreviation in Spanish). This situation negatively impacted profitability of Divisions, such as: Printing Paper, Writing Paper, Wrapping Paper and Recycling Paper.
4. Price increase of imported pulp, main raw material of our products in US$85 per metric ton or 16.5% when exceeding an average US$515 per metric ton in the year 2004 at US$600 per metric ton in the year 2005.
5. Local inflation of 14.35% for the period according to the figures published by the Venezuelan Central Bank.

On the other hand, the company Board of Directors in its meeting number 940 dated December 2, 2005 decided to adopt the International Accounting Standards (IAS) to prepare and present its consolidated financial statements for the year ended at December 31, 2005 as official information, in compliance with Standards Number 157-2004 and Number 177-2005, issued by the National Securities and Exchange Commission ("CNV" for its abbreviation in Spanish).

This decision brings about the following benefits, among others:

1. More transparency and better international level comparability for current shareholders and potential investors.
2. Acknowledgement that the financial statements are being prepared according to international standards.
3. Stricter standards in terms of notes and financial disclosures.
4. Significant improvements in managerial reports and internal control systems.

During the year 2005, the total company sales volume of paper amounted to 129,539 MT reducing 9.73% when compared to the 143,499 MT sold in the year 2004. This was mainly a consequence of the foreign exchange overvaluation and of the paper import volume during the period.

During the fiscal year ended at December 31, 2005 a net income of 35,838 million was obtained according to the International Accounting Standards. Net sales amounted to 375,060 million bolivars, which compared to the sales for the year 2004 amounting to Bs.383,153 million represent a reduction of only 2.1% in spite of the factors detailed at the beginning of this report.

During 2005, the company made capital investments amounting to Bs.9,454 million and were basically addressed to acquiring machinery to modernize the conversion areas as well as equipment and industrial spare parts to maintain and optimize production processes.

Continuing with the traditional policy of dividends, during the General Shareholders´ Meeting held on March 2005 the company decreed a cash dividend of Bs.10 per share that are part of the company capital stock for a total amount of Bs.22,940 million. Likewise, during October of same year, the Shareholders´ Meeting agreed decreeing a special cash dividend of Bs.10 per share, part of the company capital stock. The total of dividends allocated during the fiscal year 2005 amounted to Bs.45,880 million, which represents an increase of Bs.20,646 million or 81.8% in comparison to the dividends decreed and paid in the year 2004.

In order to improve and strengthen our human resources as well as to comply with the different laws and regulations of the Bolivarian Republic of Venezuela in areas such as: management, professional, technical and industrial safety the company carried out its Yearly Training Plan in which a total of 63,612 hours/men were invested.

We would like to remind you that as informed at the Shareholders´ Meeting of March 2005, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in order to adapt to Resolution No.19-1-2005 dated February 2, 2005 issued by the National Securities and Exchange Commission in regard to the Corporate Governance Principles,

created the Auditing Committee, which mainly includes the Independent Directors according to the criteria comprised in the aforementioned resolution.

The Board of Directors so presents the most outstanding facts that took place during the fiscal year ended at December 31, 2005 and is willing to thank all its personnel that with their effort and commitment contributed to the company achievements.

Pursuant to the Code of Commerce this is herein submitted to the Shareholders' Meeting for its approval, in view of the Report of the Statutory Auditors, this Management Report and the Balance Sheet together with the Audited Income and Loss Statement for the fiscal year that goes from January the 1st and December the 31st, 2005 prepared according to the International Accounting Standards (IAS).

Sincerely,

Lic. CARLOS DELFINO T. (signed)

Chairman of the Board of Directors.

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 April 28 PM 2:56. FILE. RECEIVED."--------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 15th, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380



Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve



Caracas, 31 de Marzo de 2.006

INFORME QUE PRESENTA LA JUNTA DIRECTIVA DE MANUFACTURAS DE PAPEL C.A. (MANPA), S.A.C.A. A LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS, CORRESPONDIENTE AL EJERCICIO ECONOMICO COMPRENDIDO ENTRE EL 1° DE ENERO Y EL 31 DE DICIEMBRE DEL 2.005

Señores Accionistas:

A continuación nos es grato presentarles el Informe de Gestión correspondiente al ejercicio finalizado al 31 de diciembre de 2005 con la finalidad de someterlo a su consideración.

En el año 2005 la empresa desarrolló sus operaciones en un ambiente económico caracterizado principalmente por los siguientes factores:

1. El gobierno implementó un sistema de regulación de precios en el año 2003, donde se fijaron los Precios Máximos de Venta al Publico (PMVP) de los papeles higiénicos, los cuales no han sido modificados. Adicionalmente, la tasa de cambio durante el período enero 2003 y diciembre 2.005 varió de bolívares 1.600 por US $ a bolívares 2.150 por US $, o un 34.4% aproximadamente, mientras que la inflación acumulada para el mismo período alcanzó un 73,2%, de acuerdo a cifras del Banco Central de Venezuela. Esto ha causado una reducción del margen de rentabilidad en la División de Productos Higiénicos, debido al no-reconocimiento de aumentos de costos en los últimos 3 años. La División de Higiénicos en el año 2005 representó el 43% del volumen total de negocios de la empresa.

2. Tasa de cambio de bolívares 2.150 por US $ sobrevalorada nominalmente en un 28,4%, cuando se le compara con la tasa de equilibrio comercial de Bs. 2.761 por US $ de acuerdo a la empresa de estudios económicos METROECONOMICA. Esto ha causado un efecto negativo de competencia sobre la producción local al abaratar los productos de importación, dado el subsidio existente en la paridad cambiaria.

Crecimiento de las Importaciones de Papel Blanco de un 57,8%, al pasar de 48.633 TM en el periodo enero-noviembre 2004 a 76.773 TM para el mismo período del 2005 de acuerdo a cifras del Instituto Nacional de Estadísticas (INE). Esta situación impactó negativamente la rentabilidad de las Divisiones de Papeles de Imprimir, Escribir, Embalar y Conversión.

Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION.
"Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 11:00 a.m., on April 21, 2006 in our premises situated in Avenida



U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401127
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380



Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 31 de Marzo de 2.006

INFORME QUE PRESENTA LA JUNTA DIRECTIVA DE MANUFACTURAS DE PAPEL C.A. (MANPA), S.A.C.A. A LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS, CORRESPONDIENTE AL EJERCICIO ECONOMICO COMPRENDIDO ENTRE EL 1° DE ENERO Y EL 31 DE DICIEMBRE DEL 2.005

Señores Accionistas:

A continuación nos es grato presentarles el Informe de Gestión correspondiente al ejercicio finalizado al 31 de diciembre de 2005 con la finalidad de someterlo a su consideración.

En el año 2005 la empresa desarrolló sus operaciones en un ambiente económico caracterizado principalmente por los siguientes factores:

1. El gobierno implementó un sistema de regulación de precios en el año 2003, donde se fijaron los Precios Máximos de Venta al Publico (PMVP) de los papeles higiénicos, los cuales no han sido modificados. Adicionalmente, la tasa de cambio durante el período enero 2003 y diciembre 2.005 varió de bolívares 1.600 por US $ a bolívares 2.150 por US $, o un 34.4% aproximadamente, mientras que la inflación acumulada para el mismo período alcanzó un 73,2%, de acuerdo a cifras del Banco Central de Venezuela. Esto ha causado una reducción del margen de rentabilidad en la División de Productos Higiénicos, debido al no-reconocimiento de aumentos de costos en los últimos 3 años. La División de Higiénicos en el año 2005 representó el 43% del volumen total de negocios de la empresa.

2. Tasa de cambio de bolívares 2.150 por US $ sobrevalorada nominalmente en un 28,4%, cuando se le compara con la tasa de equilibrio comercial de Bs. 2.761 por US $ de acuerdo a la empresa de estudios económicos METROECONOMICA. Esto ha causado un efecto negativo de competencia sobre la producción local al abaratar los productos de importación, dado el subsidio existente en la paridad cambiaria.

3. Crecimiento de las Importaciones de Papel Blanco de un 57,8%, al pasar de 48.633 TM en el periodo enero-noviembre 2004 a 76.773 TM para el mismo período del 2005 de acuerdo a cifras del Instituto Nacional de Estadísticas (INE). Esta situación impactó negativamente la rentabilidad de las Divisiones de Papeles de Imprimir, Escribir, Embalar y Conversión.


MANPA

4. Aumento en el precio de la pulpa importada, principal materia prima de nuestros productos en US $ 85 por tonelada métrica o un 16,5%, al pasar de US $ 515 promedio por tonelada métrica en el año 2004 a US $ 600 por tonelada métrica en el año 2005.

5. Inflación local del 14.35 % para el período de acuerdo a cifras publicadas por el Banco Central de Venezuela

Por otra parte, la Junta Directiva de la empresa en su sesión número 940 de fecha 02 de diciembre de 2005 decidió adoptar las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de sus estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial, cumpliendo con las Resoluciones Número 157-2004 y Número 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Esta decisión trae como consecuencia entre otros los siguientes beneficios:

1. Más transparencia y facilidad de comparabilidad a nivel internacional para los accionistas actuales y los potenciales inversionistas.

2. Reconocimiento de que los estados financieros están preparados de acuerdo a estándares internacionales

3. Requerimientos mucho más estrictos en términos de notas y revelaciones financieras.

4. Mejoras sustanciales en reportes gerenciales y sistemas de control interno.

En el año 2005, el volumen total de ventas de papel de la empresa fue de 129.539 TM disminuyendo en un 9,73%, cuando se compara con las 143.499 TM vendidas en el año 2004. Esto como consecuencia principalmente de la sobrevaluación cambiaria y del volumen de importaciones de papel ocurridas durante el período.

Durante el ejercicio finalizado el 31 de diciembre de 2005, se obtuvo una utilidad neta de acuerdo a Normas Internacionales de Información Financiera de bolívares 35.838 millones. Las ventas netas alcanzaron la cantidad de bolívares 375.060 millones, lo cual comparado con las ventas del año 2004, de bolívares 383.153 millones, representa una disminución de sólo 2.1%, a pesar de los factores enumerados al principio de este informe.

La compañía realizó, durante el 2005, inversiones de capital por bolívares 9.454 millones y estuvieron básicamente dirigidas a la adquisición de maquinaria para la modernización de



las áreas de conversión, así como de equipos y repuestos industriales para el mantenimiento y optimización de los procesos productivos.

Siguiendo con la tradicional política de dividendos la compañía decretó en la Asamblea General Ordinaria de accionistas celebrada el mes de marzo de 2005, un dividendo en efectivo de Bs. 10 por cada acción que conforma el capital social de la compañía, para un total de Bs. 22.940 millones. Igualmente en el mes de octubre del mismo año, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 10 por cada acción que conforma el capital social de la empresa. El total de dividendos repartidos en el ejercicio 2005 fue de Bs. 45.880 millones, lo que representa un aumento de bolívares 20.646 millones o un 81,8% en comparación con los dividendos decretados y pagados en el año 2004.

Con la finalidad de mejorar y fortalecer nuestro recurso humano, así como cumplir con las diferentes leyes y regulaciones de la Republica Bolivariana de Venezuela, en las áreas gerenciales, profesionales, técnicas y de seguridad industrial la empresa llevo a cabo su Plan Anual de Adiestramiento en el cual se invirtieron un total 63.612 horas / hombre.

Queremos recordarles que como se informó en la Asamblea de marzo de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA), S.A.C.A. con los fines de adecuarse a la Resolución N° 19-1-2005 de fecha 2 de febrero de 2005, emitida por la Comisión Nacional de Valores relacionada con los principios de Gobierno Corporativo, se estableció el Comité de Auditoria, el cual está conformado en su mayoría por Directores Independientes de acuerdo a los criterios contenidos en la resolución antes mencionada.

La Junta Directiva presenta así los hechos más resaltantes ocurridos durante el ejercicio terminado el 31 de diciembre de 2005 y desea agradecer a todo su personal quienes con su esfuerzo y empeño contribuyeron a los logros obtenidos por la empresa.

De conformidad con el Código de Comercio se somete a la Asamblea para su aprobación, con vista del Informe de los Comisarios, el presente Informe de Gestión y el Balance General y Estado de Ganancias y Pérdidas Auditado para el ejercicio económico comprendido entre el 1° de enero y el 31 de diciembre de 2005, elaborados de acuerdo a Normas Internacionales de Información Financiera (NIIF's).

Atentamente,

Lic. CARLOS DELFINO T.
Presidente de la Junta Directiva

Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, **considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2005 prepared under the International Accounting Standards (IAS) adopted by the company pursuant to the Resolutions by the National Securities and Exchange numbers 157-2004 and 177-2005 in view of the reports by the Board of Directors and the Statutory Auditors**. The company financial statements and the consolidated financial statements as well as the management report by the Board of Directors which were read out and broadly commented were unanimously approved by the majority of the attending shareholders, except for the company Administrators who abstained from voting. Likewise, the Board of Directors read out the report about compliance with the Corporate Governance Principles adopted by the National Securities and Exchange Commission.

Immediately, the **Second Item of the notice** was considered, that is, *appointing the members of the Board of Directors for the next statutory period.* Nelly González used her right to speak and proposed appointing CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ and JULIO BUSTAMANTE, as **Main Members** of the Board of Directors, and ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S., and ANGEL J. RAMIREZ.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Third Item of the notice** was considered, that is, *considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define*



The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **General Shareholder's Meeting as of April 21, 2006** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 11:00 a.m. of the Twenty-First (21st) day of April of the year Two Thousand Six (2006) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated April 16, 2006 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION. "Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 11:00 a.m., on April 21, 2006 in our premises situated in Avenida



Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2005 prepared under the International Accounting Standards (IAS) adopted by the company pursuant to the Resolutions by the National Securities and Exchange numbers 157-2004 and 177-2005 in view of the reports by the Board of Directors and the Statutory Auditors. 2) Appointing the members of the Board of Directors for the next statutory period. 3) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance. 4) Considering and resolving about an authorization project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year. If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient. 5) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the management report of the Board of Directors, the report by the Board of Directors about compliance with Corporate Governance Principles adopted by the National Securities and Exchange Commission as well as the other documents related herein have been at their disposal at the company premises from April the 1st, 2006. Caracas, April 16, 2006. For the BOARD OF DIRECTORS. CARLOS DELFINO T. Chairman."

There attended this meeting the shareholders listed at the bottom of this Minutes who represent **two thousand sixty-four million three hundred thirty thousand nine hundred sixty-four (2,064,330,964) shares**, that is, more than eighty-nine percent (89%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the



REPUBLICA DE VENEZUELA 4 INTERPRETE PUBLICO JUDITH X. FERNANDEZ MORA

the final characteristics of issuance. Carlos Delfino T. used his right to speak and read out the following proposal from the Board of Directors: A project is proposed to the Shareholders´ Meeting to issue Unsecured Obligations to the public up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. Likewise, it is herein suggested to the Shareholders´ Meeting to delegate to the company Board of Directors, for a period no longer than two (2) years, the broadest powers to negotiate, set and establish all the terms and conditions of issuance, among others: amount of issuance within the limit established in this Shareholders´ Meeting, terms, collaterals, if applies, and, in general, to define all characteristics and conditions of issuance pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, it is herein suggested to authorize the Board of Directors to delegate such powers on the people it deems convenient. It is herein suggested to the Shareholders´ Meeting to appoint Venezolano de Crédito, S.A. Banco Universal as Temporary Common Representative and its remuneration to be set to a maximum of yearly TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00).

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Fourth Item of the notice** was considered, that is, *considering and resolving about an authorization project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year. If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.* Carlos Delfino T. used his right to speak and read out the following proposal by the Board of Directors: It is herein suggested to the Shareholders' Meeting the project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year to be issued in one or several series. Likewise, it is suggested to the Shareholders´ Meeting to delegate to the Board of Directors the broadest powers to negotiate, set and establish



all the conditions and terms of each series comprises in this issuance, the number, identification and amount of each series for each issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium as well as the yearly or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collaterals, if the case may be, and in general, all matters related to issuance as well as to authorize the Board of Directors to carry out all the necessary acts, management and formalities necessary to carry out issuance. Likewise, it is suggested to the Shareholders´ Meeting to authorize the Board of Directors to delegate to the people it deems appropriate the aforementioned powers, to appoint both the people who will subscribe the authorization request before the National Securities and Exchange Commission and the people who will sign the titles of the Commercial Papers. Likewise, it is suggested to the Shareholders´ Meeting that the remuneration of the Common Representative of Commercial Papers be set up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Fifth Item of the notice** was considered, that is, *agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.* Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: agreeing upon an ordinary dividend to be allocated among shareholders. It is hereby proposed to decree an ordinary cash dividend of twelve (12) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2005 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date



of registry with benefit). Payment should be made during this present year, In one sole portion.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders and the Shareholders´ Meeting authorized the members of the Board of Directors so that any of them may file the corresponding participation to the Commercial Registry.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Twenty-First (21st) day of April of the year Two Thousand Six (2006).

(signed) Illegible. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Ordinary

Total Shareholders:	2,294,009,424
Attending Shareholders:	2,064,330,964
% Quorum:	89,988
Total Shareholders Type "A":	2,294,009,424
Total Shareholders Type "A" Attending :	2,064,330,964
% Quorum Type "A"	89.988

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Attending

Shareholder's Name	Number of Shares	%
DELFINO MONZON JUAN RAFAEL	72,720	0.003



REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Shareholder's Name	Number of Shares	%
GOMEZ ARRAIZ ROSA ELENA	3,438,860	0.150
GONZALEZ FERRI MANUEL	1,594,510	0.070
HEREDIA JUAN BAUTISTA	45,000	0.002
MARQUEZ BUSTAMANTE IVAN ANTONIO	1,200	0.000
REZNICEK WEIRAUCHOVA HANY	130,200	0.006
SOTO APONTE PEDRO JOSE	39,800	0.002
Total shares represented ===>	5,322,290	0.232
Total shares of quorum === >	2,064,330,964	89.988

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS DELFINO T. President (signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Attending

Shareholder's Name	Number of Shares	%
AÑEZ DELFINO GUSTAVO		
Own shares : ⇒	0	0.000
Represented shares : ⇒	98,994,259	4.315
Total shares : ⇒	98,994,259	4.315
DELFINO CARLOS		
Own shares : ⇒	0	0.000
Represented shares : ⇒	74,959,118	3.268
Total shares : ⇒	74,959,118	3.268




INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Shareholder's Name		Number of Shares	%
GARMENDIA ZAMBRANO JUAN			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	3,847,106	0.168
Total shares	: ⇒	3,847,106	0.168
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	3,438,860	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,438,860	0.150
GONZALEZ FERRI MANUEL			
Own shares	: ⇒	1,594,510	0.070
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,594,510	0.070
GONZALEZ NELLY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,016,429,691	44.308
Total shares	: ⇒	1,016,429,691	44.308
GOUVEIA TEXEIRA MARIA I			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,982,172	0,086
Total shares	: ⇒	1,982,172	0,086
HANYREZNICEK HANNY			
Own shares	: ⇒	130,200	0.006
Represented shares	: ⇒	22,624,560	0.986
Total shares	: ⇒	22,754,760	0.992



REPÚBLICA ... VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ ...

Shareholder's Name		Number of Shares	%
HEREDIA JUAN BAUTISTA			
Own shares	: ⇒	45,000	0.002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	45,000	0.002
MARQUEZ BUSTAMANTE IVAN ANTONIO			
Own shares	: ⇒	1,200	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,200	0.000
RIVAS RAMON			
Own shares	: ⇒	800,808,704	0.000
Represented shares	: ⇒	0	34.909
Total shares	: ⇒	800,808,704	34.909
SOTO APONTE PEDRO JOSE			
Own shares	: ⇒	39,800	0.0002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	39,800	0.002
SUBERO DELFINO ADA V			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	37,968,458	1.655
Total shares	: ⇒	37,968,458	1.655
TRAVIESO CARLOS			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,394,606	0.061
Total shares	: ⇒	1,394,606	0.061
General Total shares	: ⇒	2,064,330,964	89.988

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS DELFINO T. (signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006





MANUFACTURAS DE PAPEL C.A. (MANPA)

Representative: Agents (detailed)

Shareholder's Name	Number of Shares	%
AÑEZ DELFINO GUSTAVO	**98,994,259**	**4.315**
AÑEZ DELFINO ARNALDO JOSE	10	0.000
AÑEZ DELFINO ALBERTO ENRIQUE	3,343	0.000
CONDE DELFINO GUSTAVO EMILIO	682,080	0.030
CONDE DELFINO VALENTINA ISABEL	10,752	0.000
CONDE ROTUNDO EMILIO LUIS	31,668	0.001
DELFINO DE VERNET VIVANNE VALENTINA	84,000	0.004
DELFINO GOMEZ JOSE IGNACIO	5,000	0.000
INVERSIONS 3 DE OCTUBRE, C.A.	815,136	0.036
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049
INVERSIONES SF 118, C.A.	1,253,112	0.055
INVERSIONES SF118, C.A.	49,768,530	2.169
INVERSORA 3-10-64, C.A.	423,150	0.018
INVERSORA CONDEISA, C.A.	682,080	0.030
PAUL ALFREDO LUIS	5,250	0.000
SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976º	1.922
DELFINO CARLOS	**74,959,118**	**3.268**
DELFINO PARRA ELENA	30,682	0.001
DELFINO THORMAHLEN ALBERTO JOSE	4,800,000	0.209
DELFINO THORMAHLEN CARLOS EDUARDO	4,464,200	0.195
VETA HOLDINGS A.V.V.	65,175,046	2.841
VETA HOLDINGS A.V.V.	28,700	0.001




INTERPRETE
PUBLICO

Shareholder's Name	Number of Shares	%
ECONOINVEST CASA DE BOLSA, C.A.	3,847,106	0.168
GONZALEZ NELLY	**1,016,429,691**	**44.308**
ARMANECA BIENES Y RAICES, C.A	49,847,580	2.173
BROWN BROTHERS HARRIMAN &CO.	140,000,000	6.103
CAPIELO RAYMOND SANIA CELINA	990	0.000
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
CARRILLO HERNANDEZ NUBIA MARIA	400	0.000
CLARIDGE LTD	350,000,000	15.257
DELFINO BERTRAN SILVANA	67,583	0.003
DELFINO THORMAHLEN ALEJANDRO	291,362	0.013
DITTMER MANZANO EGBERT	2,777,938	0.121
FIORAVANTI DE SANCTIS MARINA FELICI	2,000	0.000
FUNDACION CARLOS DELFINO	100,511,658	4.381
FUNDACION CARLOS DELFINO FUND. CARLO	1,033,015	0.045
INMOBILIARIA ARA, S.A.	33,600	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 3240, C.A.	107,500	0.005
INVERSIONES 84709, C.A	777,793	0.034
INVERSIONES 85735, C.A.	10,457,822	4.423

VENEZOLANO DE CRÉDITO. S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP PAGE: 2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)



Shareholder's Name	Number of Shares	%
INVERSIONES 935431, C.A.	3,459,960	0.151
INVERSIONES 9861680, C.A.	2,164,400	0.094
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES TALBOT, C.A.	3,907,906	0.170
INVERSIONES VEIQUEVE, C.A	127,600	0.006
LEIZAOLA LARTITEGUI IÑAKI	656,000	0.029
MADINA INVESTMENT	747,094	0.033
MADINA INVESTMENT LTD.	8,569,728	0.374
MARTINEZ DE THOMSON JUANA CRISTINA	3,200,000	0.139
MARTINEZ GOMEZ CARMEN ELENA	872,472	0.038
MAURY DE PAPARONI ALICIA	168,750	0.007
MAURY RODRÍGUEZ MARIA DE LOURDES	1,309,328	0.057
MAURY RODRÍGUEZ MARIA EUGENIA	504,049	0.022
MEADOWWEED PTE LTD	43,481,924	1.895
MILANASA LLC	169,433,930	7.386
PAPARONI MAURY ALICIA MARIELA	6,200,000	0.270
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	884,496	0.039
PAPARONI MICALE JOSE GAETANO	305,494	0.013
PAPARONI SANCHEZ GUSTAVO	2,000	0.000
PAPARONI SANCHEZ SILVIA	12,000	0.001
PULIDO MELCAN TIBISAY VICTORIA	13,000	0.001
RAMIREZ ORTIZ ANGEL JESÚS	12,258,588	0.534
SANCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005



Shareholder's Name	Number of Shares	%
SANCHEZ DE PERERA SILVIA MARGARITA	15,500	0.001
THOMSON PETER GRAM.	35,000	0.002
THREE D INTERNATIONAL MARKETING, INC	23	0.000
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
GOUVIA TEXEIRA MARIA I	**1,982,172**	**0.086**
LOVERA VEGAS JUAN ANTONIO	1,749,172	0.076
RODRIGUEZ DE LOVERA MARIA JOSEFINA	232,900	0.010
HANYREZNICEK HANNY	**22,624,560**	**0.986**
INVERSIONES PENMAY, C.A.	4,230,114	0.184
INVERSIONES TOMHAR, C.A.	18,394,446	0.802
RIVAS RAMON	**800,808,704**	**34.909**
BEAR STERNS SECURITIES CORP.	21	0.000
FONDO MUTUAL DE VENEZUELA FONDO MUT	1,821,608	0.079
NATSCUMCO (NOMINEE FOR CITIBANK NA	798,987,075	34.829
SUBERO DE DELFINO ADA V	**37,968,458**	**1.655**
DALMA HOLDINGS A.V.V.	4,232,374	0.184
DIANDRA HOLDINGS A.V.V.	5,617,374	0.245
SUC DELFINO ARRIENS GUSTAVO S	231,840	0.010
VILLA ROSA HOLDINGS A.V.V.	22,269,496	0.971




REPUBLICA DE VENEZUELA
14
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
VIRTUOSO HOLDINGS A.V.V.	5,617,374	0.245
TRAVIESO CARLOS	**1,394,606**	**0.061**
INVERSIONES 7426, S.A.	1,394,606	0.061
Total shares represented ===>	2,059,008,674	89.756
Total shares of quorum === >	2,064,330,964	89.988

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS DELFINO T.

(signed) Illegible.

Translator's Note:

At the upper margin of some of the pages originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 April 28 PM 2:56. FILE. RECEIVED."---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 13th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR



The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------

There is a fourteen page list with the following information: "Banco Venezolano de Crédito. Computaciones Vencred. Assignment Broker. Report of Company Shareholders. Company: MANUFACTURAS DE PAPEL C.A., S.A.C.A. Types of shares: All. Program BATR9000 Date 04/20/06." The list includes eight columns as follows: "Shareholder; Name; Identity Card/ Tax Identification Number (RIF); Total shares; A Shares; B Shares; C Shares; D Shares."

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 April 28 PM 2:56. FILE. RECEIVED."---------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May the 9th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

VENEZOLANO DE CREDITO
TACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 20/04/06

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MANO00000016800	A EZ DELFINO ALBERTO ENRI	3,663,396	3,343	3,343	0	0	0
MANO00000067300	AÑEZ DELFINO ARNALDO JOSE	3,657,855	10	10	0	0	0
MANO00000134700	ABASCAL ALVAREZ RAMON OBD	248,144	879	879	0	0	0
MANO00000060100	ABREU MACHADO RICHARD RAF	9,416,155	1,386	1,386	0	0	0
MANO00000158000	ACOSTA FRAGACHAN FRANCISC	6,816,184	2,500	2,500	0	0	0
MANO00000134300	ACOSTA SIMON JUAN ROBERTO	6,161,694	15,000	15,000	0	0	0
MANO00000024900	ACUNA PIMENTEL KEILA JOSE	6,253,035	378	378	0	0	0
MANO00000146100	ADRIANZA ALVAREZ MINERVA	1,075,032	9,300	9,300	0	0	0
MANO00000062800	AGROPECUARIA 27 DE MAYO,C	J002072482	6,972	6,972	0	0	0
MANO00000056200	AGUIRRE FIGUERDA JOSE	7,554,034	1,386	1,386	0	0	0
MANO00000076100	AGUIRRE MARTINEZ WILSON R	6,863,944	2,100	2,100	0	0	0
MANO00000136900	AGUIRREBEITIA AZPIRI JOSE	2,952,454	20,000	20,000	0	0	0
MANO00000204800	ALAS RODERO PATSY	15,664,156	331	331	0	0	0
MANO00000138400	ALBANEZ BARNOLA BENJAMIN	3,666,437	5,000	5,000	0	0	0
MANO00000169200	ALBARRACIN DE DELGADO LIG	1,743,811	300	300	0	0	0
MANO00000072600	ALCANTARA LANSBERG LARA C	13,338,381	8,400	8,400	0	0	0
MANO00000048500	ALMEIDA GIL MARIA DEL CAR	8,743,207	1,134	1,134	0	0	0
MANO00000075400	ALMEIDA MARTINS ALFONSO	6,463,879	87,500	87,500	0	0	0
MANO00000059400	ALMERIDA SALAZAR ISBELIA	2,761,454	1,890	1,890	0	0	0
MANO00000055000	ALVAREZ GONZALEZ VICTOR S	2,080,365	413,988	413,988	0	0	0
MANO00000163300	ALZURUTT SANCHEZ RICHAR J	3,989,648	23,000	23,000	0	0	0
MANO00000060200	APARICIO ARGENIS ANTONIO	7,188,231	1,890	1,890	0	0	0
MANO00000060300	APONTE TOVAR JOSE CUPERTI	2,844,635	1,890	1,890	0	0	0
MANO00000086000	ARANA PEROZA CARLOS JESUS	2,765,221	51,000	51,000	0	0	0
MANO00000188600	ARANCIBIA MONCADA SILVIA	8,877,383	32,650	32,650	0	0	0
MANO00000035800	ARAQUE BENZO EDUARDO JOSE	4,772,544	1,764	1,764	0	0	0
MANO00000060700	ARAUJO DE SILVA DAIXY NOR	7,220,897	1,890	1,890	0	0	0
MANO00000014200	ARENAS NELSON	3,054,578	1,079	1,079	0	0	0
MANO00000059500	AREVALO JULIO ZENON	2,239,800	1,890	1,890	0	0	0
MANO00000144800	ARISMENDI DELFINO ANA MAR	11,234,712	4,100	4,100	0	0	0
MANO00000143100	ARISMENDI DELFINO BEATRIZ	9,967,719	5,100	5,100	0	0	0
MANO00000144900	ARISMENDI MELCHERT JUAN B	2,154,186	8,200	8,200	0	0	0
MANO00000121200	ARISTIGUETA LANDAETA EDUA	6,558,032	23,100	23,100	0	0	0
MANO00000012100	ARMANECA BIENES Y RAICES,	J303139027	49,847,580	49,847,580	0	0	0
MANO00000160900	ASUAJE YEPEZ CARLOS JOSE	6,928,306	15,000	15,000	0	0	0
MANO00000127300	ASUNCION DO ROZARIO MIGUE	6,127,283	1,000	1,000	0	0	0
MANO00000179300	ATRAMIZ VALI ELIAS	2,935,310	100,000	100,000	0	0	0
MANO00000145900	AVILA CABARCAS REINALDO A	6,257,968	5,010	5,010	0	0	0
MANO00000118800	BACAL TEITELBOIM MARIO	6,256,146	15,200	15,200	0	0	0
MANO00000146500	BALBAS OLIVEROS OMAR JESU	3,655,672	5,000	5,000	0	0	0
MANO00000037600	BALL FERRERO OLY ARLETTE	6,974,690	42	42	0	0	0
MANO00000070700	BANCO DE VZLA,S.A.BANCO U	J000029482	52,500	52,500	0	0	0
MANO00000071000	BANEX VALORES.	J300353141	7,200	7,200	0	0	0
MANO00000025100	BANGUAIRA FONDO MUTUAL	J003530557	1,008	1,008	0	0	0
MANO00000100500	BASALO YANES RICARDO JOSE	2,940,212	10,000	10,000	0	0	0
MANO00000070300	BCO.DE VZLA,S.A.B.U.FIDEI	J000029482	3,300	3,300	0	0	0
MANO00000171900	BEAR STEARNS SECURITIES C	J301021452	21	21	0	0	0
MANO00000056800	BECERRA SEPULVEDA EUSTACI	4,829,890	1,890	1,890	0	0	0

INFORME DE ACCIONISTAS DE LA EMPRESA =>

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MANO00000009300	BECKER CARDENAS FREDDY JO	6,257,141	902,730	902,730	0	0	0
MANO00000199500	BEE SUSAN MARY	11,944,008	100	100	0	0	0
MANO00000063800	BELANDRIA MARCO	3,793,668	5,250	5,250	0	0	0
MANO00000150000	BERACHA ZAIDMAN ROBERTO	3,967,924	40,000	40,000	0	0	0
MANO00000123300	BERROTERAN TELLEZ SONIA C	6,442,032	1,100	1,100	0	0	0
MANO00000011900	BERTOLINI BETTALLI DANIEL	3,176,146	89,754	89,754	0	0	0
MANO00000045300	BIMBLICH SANDOR ARIEH	11,227,252	294	294	0	0	0
MANO00000056900	BLANCO BOLIVAR SONIA MARI	7,257,602	1,386	1,386	0	0	0
MANO00000059600	BLANCO JULIAN JOSE	8,471,709	1,134	1,134	0	0	0
MANO00000118700	BLANCO PARDO ABEL	6,319,742	3,200	3,200	0	0	0
MANO00000048700	BLANCO PINTO MARIBEL ELIZ	4,432,725	1,764	1,764	0	0	0
MANO00000164300	BLASSINI OTERO SUSANA CRI	6,972,849	2,000	2,000	0	0	0
MANO00000144100	BLAVIA GOMEZ JUAN ANDRES	11,595,061	1	1	0	0	0
MANO00000013600	BOLIVAR F.M.DE VZLA. F.M.	J002966645	34,042	34,042	0	0	0
MANO00000019600	BOUTOROFF SEMENENKO NICOL	6,155,162	168	168	0	0	0
MANO00000028100	BOUZAGLOU ABRAHAM ALBERTO	6,126,055	10,458	10,458	0	0	0
MANO00000057100	BOWEL LEWIS ALBERTO JOHN	1,158,996	1,890	1,890	0	0	0
MANO00000104400	BRACHO SIERRA JOSE LUIS	242,384	26,000	26,000	0	0	0
MANO00000140200	BRANDWAJN POLER MAXIM JAC	13,308,298	1,000	1,000	0	0	0
MANO00000028700	BRICEÑO BRAUN ALVARO	3,659,996	5,292	5,292	0	0	0
MANO00000007600	BRICEÑO LUJAN ALFREDO JOS	6,824,422	7,182	7,182	0	0	0
MANO00000137500	BRICENO MARIN NELSON OCTA	6,915,707	400	400	0	0	0
MANO00000107100	BROWN BROTHERS HARRIMAN &	J308858544	140,000,000	140,000,000	0	0	0
MANO00000026600	BRUTTINI SILVA GIORGIO	9,970,210	252	252	0	0	0
MANO00000157700	BUITRIAGO GUERRERO PABLO	1,518,839	10,000	10,000	0	0	0
MANO00000192200	BUSTAMANTE CACERES JORGE	3,312,895	13,030	13,030	0	0	0
MANO00000084400	BUSTILLOS GIL FRANCISCO A	3,865,301	2	2	0	0	0
MANO00000075800	C.C.C.M CONINVENCA CREDIT	J301819632	1,260	1,260	0	0	0
MANO00000156000	C.V.V. CAJA VENEZOLANA DE	J300187934	129,811,565	129,811,565	0	0	0
MANO00000038500	CADAVID MORENO LEOPOLDO A	5,617,274	1,428	1,428	0	0	0
MANO00000075200	CAJA DE AHORROS EMPLEADOS	J000000000	28	28	0	0	0
MANO00000076600	CALATRAVA DE OLIVARES MAR	219,225	55,500	55,500	0	0	0
MANO00000120900	CALDERON MARTINEZ ENRIQUE	3,182,688	5,500	5,500	0	0	0
MANO00000191300	CALVI O MOREIRA ESTHER ES	1,737,516	28,500	28,500	0	0	0
MANO00000027900	CALZADA DE HERNANDEZ MARI	6,064,481	10,064	10,064	0	0	0
MANO00000079300	CAMAIONI BALDINI ANTONIO	6,276,564	15,000	15,000	0	0	0
MANO00000018100	CAMPOS MURILLO ELISEO	81,752,778	420	420	0	0	0
MANO00000131100	CAMPOS SORGA MARIANA	685,090	3,500	3,500	0	0	0
MANO00000065600	CANELLA DE DIAZ SONIA	4,351,865	16,800	16,800	0	0	0
MANO00000065900	CANELLA DE MILLAN ELIZABE	4,351,867	16,800	16,800	0	0	0
MANO00000065700	CANELLA PANZARELLI ZEYLA	5,963,543	16,800	16,800	0	0	0
MANO00000168300	CAPO LINARES JOSE RAFAEL	7,683,413	12,500	12,500	0	0	0
MANO00000058800	CARACAS ANDRADE LAUREANO	9,645,202	1,890	1,890	0	0	0
MANO00000130600	CARBALLO DE DIAZ MARGARIT	1,718,702	5,200	5,200	0	0	0
MANO00000187600	CARBONELL DE GOMEZ RUIZ B	5,304,989	18,000	18,000	0	0	0
MANO00000002100	CARDENAS DE BURRON GRACIE	6,184,996	1,824,606	1,824,606	0	0	0
MANO00000002200	CARDENAS DE YERENA MORELL	4,350,928	3,738	3,738	0	0	0
MANO00000059800	CARDENAS SANCHEZ WILLIAM	4,231,978	1,134	1,134	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 20/04/06

INFORME DE ACCIONISTAS DE LA EMPRESA =>

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MANO00000030500	CARPIO DELFINO MIGUEL ENR	3,178,324	229,901	229,901	0	0	0
MANO00000150100	CARRERO CUBEROS BERNABE	642,297	5,000	5,000	0	0	0
MANO00000083600	CARRILLO ACOSTA CIPRIANO	3,969,619	100	100	0	0	0
MANO00000176600	CARRILLO HERNANDEZ NUBIA	4,446,111	400	400	0	0	0
MANO00000076400	CARVAJAL CHITTY HUMBERTO	6,910,898	1,500	1,500	0	0	0
MANO00000090900	CASTILLO JOSE EDECIO	3,921,437	650	650	0	0	0
MANO00000098100	CEBALLOS LOPEZ IRVING	2,780,050	10,000	10,000	0	0	0
MANO00000066700	CHACIN LLAMOZAS MARCEL	7,191,552	52,500	52,500	0	0	0
MANO00000082600	CHANG HUNG YUNG YEN	6,127,542	30,000	30,000	0	0	0
MANO00000191700	CHAPELLIN GARCIA GUSTAVO	11,225,412	56,732	56,732	0	0	0
MANO00000110600	CHASEWOOD FINANCIAL, S.A.	J303821456	24,768,085	24,768,085	0	0	0
MANO00000089700	CHAZZAOUI PI A RAUF	10,204,146	6,000	6,000	0	0	0
MANO00000133500	CICHELLA MILLANI REINALDO	15,976,040	4,150	4,150	0	0	0
MANO00000135500	CICHELLA MILLIANI ALEJAND	6,816,715	4,150	4,150	0	0	0
MANO00000133400	CICHELLA MILLIANI SERGIO	13,337,190	4,150	4,150	0	0	0
MANO00000071800	CISNERO DE DAVILA MARIA T	5,532,335	252,000	252,000	0	0	0
MANO00000071700	CISNEROS GOMEZ MARIA DE L	4,822,294	33,680	33,680	0	0	0
MANO00000080200	CLARIDGE, LTD.	J303120792	350,000,000	350,000,000	0	0	0
MANO00000021200	COBHAM SCOTT STHEPHEN EDW	82,093,859	1,050	1,050	0	0	0
MANO00000156500	COBO FLORES JOSE RAMON	6,162,404	4,000	4,000	0	0	0
MANO00000018000	COLELLA SIMOZA FRANCISCO	5,967,346	4,452	4,452	0	0	0
MANO00000091900	COLINA DE MOLERO MAGDA JO	6,154,312	500	500	0	0	0
MANO00000057000	COLINA NESTOR RAFAEL	7,366,132	1,890	1,890	0	0	0
MANO00000190300	COLMENARES ALTUVE ROSA MA	5,965,060	11,500	11,500	0	0	0
MANO00000045900	COLMENARES LUIS EDUARDO	0	61,740	61,740	0	0	0
MANO00000175400	COLUCCIO PEREIRA EDUARDO	12,261,485	5,000	5,000	0	0	0
MANO00000041900	CONDE DELFINO GUSTAVO EMI	3,151,827	682,080	682,080	0	0	0
MANO00000014500	CONDE DELFINO VALENTINA I	3,484,561	10,752	10,752	0	0	0
MANO00000042400	CONDE ROTUNDO EMILIO LUIS	13,309,477	31,668	31,668	0	0	0
MANO00000092300	CONSORCIO AMERIVAL C.A	J303229638	12,800	12,800	0	0	0
MANO00000099900	CONTRERAS CASARES FRANCIS	5,310,238	200	200	0	0	0
MANO00000170700	CONZOÑO NAVARRO CARMEN VI	914,680	740	740	0	0	0
MANO00000064000	CORDERO DE HERRERA MARIAN	7,254,309	5,250	5,250	0	0	0
MANO00000020600	CORNIELES RAMON ENRIQUE	215,333	210	210	0	0	0
MANO00000162300	CORPORACION ALZURAVI, C.A	J304414234	23,000	23,000	0	0	0
MANO00000028900	CORPORACION ARAPACOA, C.A	J003620351	2,910	2,910	0	0	0
MANO00000183400	CORPORACION INFISA, C.A.	J304182201	1,000	1,000	0	0	0
MANO00000118000	CORPORACION RIMCAR, C.A.	J002510900	32,780	32,780	0	0	0
MANO00000204400	CORPORACION SIETE COLINAS	J312059095	17	17	0	0	0
MANO00000061900	CORREA DE GONZALEZ MARTA	4,459,236	1,560	1,560	0	0	0
MANO00000100300	CORREDOR DIAZ NORBERTO TE	6,845,872	4,920	4,920	0	0	0
MANO00000179600	COSTANTE TOGLIA MICHELE	9,881,238	5,000	5,000	0	0	0
MANO00000080300	COVA FRANCO LUIS LEOPOLDO	5,969,587	3,000	3,000	0	0	0
MANO00000195200	DALMA HOLDINGS A.V.V.	J305532966	4,232,374	4,232,374	0	0	0
MANO00000181800	DAPARTE REBODERO MARIA IS	6,970,615	16,500	16,500	0	0	0
MANO00000171600	DAVILA AVENDA O SYR GERMA	11,314,861	2,300	2,300	0	0	0
MANO00000049100	DE BASILIO DA SILVA MARIA	7,269,168	1,134	1,134	0	0	0
MANO00000011400	DE DALMADY YANTZEN NICOLA	6,555,930	756	756	0	0	0

) VENEZOLANO DE CREDITO | PROGRAMA BATR9000
...JTACIONES VENCRED | FECHA 20/04/06
AGENTE DE TRASPASOS

INFORME DE ACCIONISTAS DE LA EMPRESA => | PAGINA 4

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000047200	DE DURAN EMILIA	0	882	882	0	0	0
MAN000000023000	DE FREITAS RODRIGUEZ JOSE	5,577,538	420	420	0	0	0
MAN000000047100	DE LA PORTA OLGA R.	0	882	882	0	0	0
MAN000000070200	DE SOUSA JOAO ISMAEL	10,824,127	10,500	10,500	0	0	0
MAN000000047000	DE UXCATEGUI MARINA	0	882	882	0	0	0
MAN000000064900	DEL GALLO GALLO JOSE LUIS	6,209,259	78,750	78,750	0	0	0
MAN000000046000	DELFINO ARRIENS ENRIQUE	0	53,424	53,424	0	0	0
MAN000000203700	DELFINO BERTRAN SILVANA	15,182,081	67,583	67,583	0	0	0
MAN000000071900	DELFINO DE ARISMENDI BEAT	3,180,818	126,000	126,000	0	0	0
MAN000000188900	DELFINO DE VERNET VIVANNE	7,251,120	84,000	84,000	0	0	0
MAN000000132400	DELFINO GOMEZ JOSE IGNACI	7,251,132	5,000	5,000	0	0	0
MAN000000007100	DELFINO MONZON JUAN RAFAE	3,659,618	72,720	72,720	0	0	0
MAN000000007200	DELFINO MONZON RICARDO	6,820,919	11,970	11,970	0	0	0
MAN000000031900	DELFINO PARRA ELENA MARGA	6,398,408	460,490	460,490	0	0	0
MAN000000074400	DELFINO PARRA MARIA ANGEL	11,306,359	1,440	1,440	0	0	0
MAN000000033100	DELFINO PARRA MARIANA DE	6,827,537	1,050	1,050	0	0	0
MAN000000064700	DELFINO SUBERO GUSTAVO AN	10,338,719	103,244	103,244	0	0	0
MAN000000064500	DELFINO SUBERO VIRGINIA	5,305,004	103,244	103,244	0	0	0
MAN000000007800	DELFINO THORMAHLEN ALEJAN	3,659,619	291,362	291,362	0	0	0
MAN000000180700	DELGADO MORA SOLEDAD DEL	5,021,068	3,200	3,200	0	0	0
MAN000000149000	DI BARI NAPOLITANO SEBAST	5,302,101	476	476	0	0	0
MAN000000177800	DI GENOVA CHIMIENTI ADRIA	9,968,280	4,500	4,500	0	0	0
MAN000000095600	DI STEFANO DI GIACOMO FRA	4,680,929	22,000	22,000	0	0	0
MAN000000195100	DIANDRA HOLDING A.V.V.	J305533067	5,617,374	5,617,374	0	0	0
MAN000000189600	DIAZ DE FARO SILVIA MARGA	3,665,350	3,000,000	3,000,000	0	0	0
MAN000000101200	DIAZ DE MARI O XIOMARA MA	5,570,932	41,740	41,740	0	0	0
MAN000000185300	DIAZ DELFINO MARIOLGA	4,771,501	2,500,000	2,500,000	0	0	0
MAN000000189400	DIAZ DELFINO RAFAEL JOSE	3,665,351	2,527,450	2,527,450	0	0	0
MAN000000089100	DIAZ GONZALEZ KEISTHER MA	5,465,032	6,000	6,000	0	0	0
MAN000000023100	DIAZ GONZALEZ LEONARDO JO	82,074,778	1,050	1,050	0	0	0
MAN000000061500	DIAZ YANEZ FERNANDO CARME	4,873,952	12,600	12,600	0	0	0
MAN000000131600	DILLER RAUCH SIEGFRIED JO	3,718,864	8,000	8,000	0	0	0
MAN000000174700	DINIZ CORREIA JOAO GABRIE	6,132,980	3,000	3,000	0	0	0
MAN000000105200	DISTRIBUIDORA RIMERO C.A	J001541624	1,000	1,000	0	0	0
MAN000000054700	DITTMER MANZANO EGBERT	2,840,096	2,777,938	2,777,938	0	0	0
MAN000000036400	DODEL ROURE PIERRE HENRI	954,238	420	420	0	0	0
MAN000000024500	DOMINGUEZ GRATEROL JUAN C	6,910,556	8,946	8,946	0	0	0
MAN000000041300	DREISSIG EHRLICH SIEGFRIE	6,249,499	1,040,000	1,040,000	0	0	0
MAN000000203300	DREISSIG TOVAR INGRID XIO	6,914,352	1,000,000	1,000,000	0	0	0
MAN000000156300	DRUMOND VASCOCELOS NELSON	6,325,149	6,500	6,500	0	0	0
MAN000000128700	DUARTE CONTRERAS SANTIAGO	6,317,266	270	270	0	0	0
MAN000000193600	DUHAU NELSON ALBERTO JUAN	6,285,948	60,000	60,000	0	0	0
MAN000000057200	DURAN LUGO LESBIA CRUZ	4,434,926	1,764	1,764	0	0	0
MAN000000067000	DURO DE ELLIS MARIA LUISA	8,729,872	78,750	78,750	0	0	0
MAN000000198100	DUTCH MILL CORPORATION A.	J000000000	12,384,043	12,384,043	0	0	0
MAN000000110200	EGUEZ DE LIMES REMY MARIT	81,274,533	1,225	1,225	0	0	0
MAN000000153700	EGUI DE MACHADO CRISTINA	55,748	26,200	26,200	0	0	0
MAN000000067100	ELLIS ALVAREZ DE LUGO EDW	5,537,956	78,750	78,750	0	0	0

ↄ VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 20/04/06

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 5

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000066900	ELLIS GARCIA DE LA CONCHA	264,863	78,750	78,750	0	0	0
MAN000000108800	ELOVIC SCHUTZBERGER ROBER	5,531,540	30,000	30,000	0	0	0
MAN000000112000	EMMANUELLI GRAELLS CARLOS	6,266,167	98	98	0	0	0
MAN000000165900	EMPERADOR MARQUEZ LEONARD	7,947,526	12,000	12,000	0	0	0
MAN000000026500	ERASO RODRIGUEZ RICARDO J	6,844,912	4,592	4,592	0	0	0
MAN000000019300	ESCOBAR DE GARCIA ELIGIA	2,570,479	1,302	1,302	0	0	0
MAN000000054100	ESCOBAR RODRIGUEZ YUNEIDA	6,825,226	5,040	5,040	0	0	0
MAN000000046600	ESPEJO EDGAR EDUARDO	0	5,922	5,922	0	0	0
MAN000000167200	ESTEVES CONZOÑO DAVID NIK	3,797,303	1,000	1,000	0	0	0
MAN000000044600	ESTUDIOS IDEFIX, S.R.L.	J002304642	10,248	10,248	0	0	0
MAN000000094700	FALCON MORALES FRANCISCO	6,932,707	70,000	70,000	0	0	0
MAN000000051100	FARINA FRIXA ANA MARIA	4,837,005	12,138	12,138	0	0	0
MAN000000054200	FEBRES CORDERO DE PEREZ B	1,758,807	20,764	20,764	0	0	0
MAN000000020400	FEBRES PEREZ JOSE ALBERTO	5,972,132	834	834	0	0	0
MAN000000003300	FEDOSEJEVS SCHEFLERS GEOR	2,066,636	90,946	90,946	0	0	0
MAN000000168900	FERNANDEZ HERRERA JORGE F	7,221,204	12,000	12,000	0	0	0
MAN000000159300	FIGUEIRA JORGE LUIS	8,837,512	30,000	30,000	0	0	0
MAN000000122300	FIGUEROA COLLAZO JOHANNA	13,311,600	500	500	0	0	0
MAN000000164000	FINANCIERA DEL VALLE, C.A	J302923611	4,000	4,000	0	0	0
MAN000000132100	FONT CARVALLO EDUARDO JOS	6,560,336	500	500	0	0	0
MAN000000062700	FREDERICK HOLDING INC.	J	3,908,142	3,908,142	0	0	0
MAN000000033900	FRESCO DJIAN ENRIQUE	6,197,455	5,964	5,964	0	0	0
MAN000000016300	FREYRE DE RICOL LOURDES	5,137,550	8,610	8,610	0	0	0
MAN000000045800	FUENTES GILLY MANUEL JOSE	0	124,866	124,866	0	0	0
MAN000000000100	FUNDACION CARLOS DELFINO	J001639560	100,511,658	100,511,658	0	0	0
MAN000000185600	GALARRAGA RODRIGUEZ MARIT	4,852,496	3,400	3,400	0	0	0
MAN000000046700	GARABAN PEREZ FREDDY	0	5,670	5,670	0	0	0
MAN000000059700	GARCIA BLANCO LUISA JOSEF	2,996,540	1,890	1,890	0	0	0
MAN000000042900	GARCIA CHACON PAULA LIZBE	6,365,400	42	42	0	0	0
MAN000000060800	GARCIA RODRIGUEZ JOSE LUI	4,466,213	1,890	1,890	0	0	0
MAN000000121400	GARCIA RODRIGUEZ PEDRO DI	0	4,000	4,000	0	0	0
MAN000000014000	GARCIA SANOJA SIXTO JOSE	5,402,528	420	420	0	0	0
MAN000000156200	GARCIA SILVA MARITZA JOSE	5,365,211	52,708	52,708	0	0	0
MAN000000027000	GASIA GONZALEZ IGNACIO	3,840,187	420	420	0	0	0
MAN000000201900	GAUDIO DE CLAMENS ALBA	2,776,303	6,300	6,300	0	0	0
MAN000000201700	GAUDIO KEMPIS LIVIA	3,630,803	6,300	6,300	0	0	0
MAN000000201800	GAUDIO KEMPIS MARIO ALBER	1,873,991	6,300	6,300	0	0	0
MAN000000059000	GENTILE NIEVES GINELA FLO	9,649,778	1,890	1,890	0	0	0
MAN000000117200	GERMAN GARCIA MARTIN JOSE	9,410,767	2,400	2,400	0	0	0
MAN000000177700	GIL ALVAREZ BOLIVIA GIOCO	10,711,576	1,000	1,000	0	0	0
MAN000000051200	GIL BRACHO ARTURO JOSUE	9,673,341	3,024	3,024	0	0	0
MAN000000069900	GIL MAYZ CARLOS RAUL JOSE	15,991,481	10,500	10,500	0	0	0
MAN000000070000	GIL MAYZ CAROLINA JULIETA	15,865,722	10,500	10,500	0	0	0
MAN000000070100	GIL VELUTINI JOSE VICENTE	4,581,529	21,000	21,000	0	0	0
MAN000000030600	GINER ALONSO MARIANO ANGE	3,157,319	1,008	1,008	0	0	0
MAN000000104500	GOLDENSTEIN IANOVICI FRAN	3,981,127	15,200	15,200	0	0	0
MAN000000167500	GOMES FERNANDES DANIEL AL	12,951,494	3,000	3,000	0	0	0
MAN000000040200	GOMEZ ARRAIZ ROSA ELENA	1,890,122	3,438,860	3,438,860	0	0	0

) VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 20/04/06

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 6

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MANO00000034300	GOMEZ BERTOLINI MARIA LOR	9,882,547	102,600	102,600	0	0	0
MANO00000039900	GOMEZ DE CADENA JOAN MARY	3,281,559	3,561,860	3,561,860	0	0	0
MANO00000010900	GOMEZ DE GOMEZ MONSERRATE	3,237,741	2,231,250	2,231,250	0	0	0
MANO00000004300	GOMEZ DE ROMERO SYLVIA HE	4,272,934	88,452	88,452	0	0	0
MANO00000143300	GOMEZ FEGUNDEZ ANDRES MIG	1,738,523	10,000	10,000	0	0	0
MANO00000081100	GOMEZ GARCIA IRAYDA LUISA	26,370	500,000	500,000	0	0	0
MANO00000080900	GOMEZ GARCIA JUAN VICENTE	965,161	700	700	0	0	0
MANO00000001600	GOMEZ GOMEZ GONZALO	3,177,588	45,215	45,215	0	0	0
MANO00000009000	GOMEZ GOMEZ JUAN VICENTE.	3,177,587	4,730	4,730	0	0	0
MANO00000023300	GOMEZ MORIN JESUS EMILIO	7,520,172	5,796	5,796	0	0	0
MANO00000145700	GOMEZ PEREZ SIMON ALFREDO	9,878,639	6,875	6,875	0	0	0
MANO00000169100	GOMEZ RAMOS CATARINA ISAB	10,349,767	1,512	1,512	0	0	0
MANO00000002800	GOMEZ REVENGA JOSEFINA (D	25,229	1,824,606	1,824,606	0	0	0
MANO00000118900	GOMEZ RIVAS OMAR JOSE	1,389,601	20,000	20,000	0	0	0
MANO00000004100	GOMEZ RUIZ ALFREDO.	3,177,249	50,442	50,442	0	0	0
MANO00000004200	GOMEZ-RUIZ RODRIGUEZ GUST	3,185,691	1,425,072	1,425,072	0	0	0
MANO00000070600	GOMEZ-RUIZ SPAGNA ADRIANA	3,177,249	10,500	10,500	0	0	0
MANO00000057400	GONZALEZ CARIAS AURA VALE	3,658,179	1,890	1,890	0	0	0
MANO00000145000	GONZALEZ CLAVELLI ANDRES	6,820,671	86	86	0	0	0
MANO00000042200	GONZALEZ DE GAMBOA MARIA	0	66,276	66,276	0	0	0
MANO00000144200	GONZALEZ DE TAMAYO LUZ DA	13,285,399	100	100	0	0	0
MANO00000184600	GONZALEZ DELFINO ALFREDO	931,866	96,500	96,500	0	0	0
MANO00000145400	GONZALEZ DUGARTE JOSE DE	984,356	3,440	3,440	0	0	0
MANO00000005000	GONZALEZ F. MARIA FERNAND	4,456,050	84,546	84,546	0	0	0
MANO00000204700	GONZALEZ FERRI MANUEL	5,422,620	1,594,510	1,594,510	0	0	0
MANO00000182700	GONZALEZ PEREZ PATRICIA A	11,227,401	5,260	5,260	0	0	0
MANO00000057500	GONZALEZ REYES JOSE ANTON	7,227,261	1,890	1,890	0	0	0
MANO00000087600	GONZALEZ RODRIGUEZ MANUEL	13,312,884	7,500	7,500	0	0	0
MANO00000049400	GONZALEZ RODRIGUEZ WILLIA	4,566,920	2,394	2,394	0	0	0
MANO00000030100	GONZALEZ TEIJIDO ADOLFO	9,968,472	1,428	1,428	0	0	0
MANO00000147000	GONZALEZ VALLENILLA JORGE	93,253	8,365	8,365	0	0	0
MANO00000057600	GRANADILLO CAMPOS HECTOR	5,263,553	1,890	1,890	0	0	0
MANO00000078600	GRESPAN RAMIREZ MILCO ATI	8,004,463	1,500	1,500	0	0	0
MANO00000168100	GRILLET INSERRI SONSIRE C	5,420,938	40,000	40,000	0	0	0
MANO00000186700	GRIMALDI DE LIMA RAUL RAI	10,333,377	20,000	20,000	0	0	0
MANO00000031300	GROSPERCA C.A	J002382210	2,184	2,184	0	0	0
MANO00000075300	GUARDAZZI GOMEZ FERNANDO	9,882,547	75,000	75,000	0	0	0
MANO00000186100	GUARDAZZI GOMEZ MARIA F.	9,882,547	75,000	75,000	0	0	0
MANO00000133900	GUEVARA PORRAS JOSBELL	6,258,940	900	900	0	0	0
MANO00000138100	GUTIERREZ DE EGAÑA AMANDA	4,349,522	4,500	4,500	0	0	0
MANO00000164500	GUZMAN OLIVO FELIPE BAUTI	5,015,905	2,300	2,300	0	0	0
MANO00000197800	HEREDIA JUAN BAUTISTA	639,904	45,000	45,000	0	0	0
MANO00000044800	HERMEN SODO C.A.	J300789705	55,351	55,351	0	0	0
MANO00000186600	HERNANDEZ ALVAREZ MARIA D	5,523,342	100	100	0	0	0
MANO00000190500	HERNANDEZ MARTIN FRANCISC	6,322,089	4,410	4,410	0	0	0
MANO00000174800	HERNANDEZ PADRON ANGEL GO	6,302,275	10,000	10,000	0	0	0
MANO00000056500	HERNANDEZ VISO RAFAEL AND	6,925,148	2,940	2,940	0	0	0
MANO00000067900	HERRERA RAMIREZ JORGE ANT	6,814,497	26,250	26,250	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 20/04/06

INFORME DE ACCIONISTAS DE LA EMPRESA =>

PAGINA 7

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000029200	HIDROCONSTRUCCIONES 37, C	J003126527	2,184	2,184	0	0	0
MAN000000036000	ICCB VALORES, C.A.	J003617296	76,482	76,482	0	0	0
MAN000000173000	INDEX FINANZAS, C.A.	J303712380	25,000	25,000	0	0	0
MAN000000068200	INMOBILIARIA ARA, S.A.	J001564039	33,600	33,600	0	0	0
MAN000000041400	INMOBILIARIA LA ONSEDONIA	J302476380	5,726,851	5,726,851	0	0	0
MAN000000038300	INMOBILIARIA ZAIT MONET,	J300217485	19,404	19,404	0	0	0
MAN000000037800	INMUEBLES E INV. F.GOMEZ	J003501468	7,434	7,434	0	0	0
MAN000000030400	INVERSIONES ANAMIGRA, S.A	J002864133	88,620	88,620	0	0	0
MAN000000120300	INVERSIONES AVIDULES, C.A	J002421171	17,000	17,000	0	0	0
MAN000000026000	INVERSIONES BACIANI,C.A.	J003661708	1,302	1,302	0	0	0
MAN000000089600	INVERSIONES COCOLI C.A.	J001240357	5,000	5,000	0	0	0
MAN000000031200	INVERSIONES GLOBALCORP, C	J300103986	48,678	48,678	0	0	0
MAN000000040300	INVERSIONES GRUPO 21,C.A.	J003159212	2,612	2,612	0	0	0
MAN000000191600	INVERSIONES INVEMA 2000,	J305605831	323,682	323,682	0	0	0
MAN000000010700	INVERSIONES INVERDELGO, C	J302652650	1,133,172	1,133,172	0	0	0
MAN000000116800	INVERSIONES JUVIGO C.A	J075481658	9	9	0	0	0
MAN000000105600	INVERSIONES KAZALY, C.A.	J003587648	378	378	0	0	0
MAN000000023400	INVERSIONES KHAFRE, C.A.	J002355476	1,821,456	1,821,456	0	0	0
MAN000000025400	INVERSIONES MOLINILLO, C.	J001067906	44,856	44,856	0	0	0
MAN000000002300	INVERSIONES MORAVIA, C.A.	J002393106	50,919,498	50,919,498	0	0	0
MAN000000039400	INVERSIONES OSMARASIL, C.	J002257814	2,718	2,718	0	0	0
MAN000000000200	INVERSIONES PALMIRA C.A.	J004912739	126	126	0	0	0
MAN000000023600	INVERSIONES PEÑISTU, C.A.	J003690686	504	504	0	0	0
MAN000000010600	INVERSIONES PENMAY, C.A.	J003178837	4,230,114	4,230,114	0	0	0
MAN000000005800	INVERSIONES PEREZ PARIS.	J000634343	28,980	28,980	0	0	0
MAN000000044500	INVERSIONES PITARA, S.A.	J001363386	8	8	0	0	0
MAN000000204300	INVERSIONES PPSD, C.A.	J312050616	17	17	0	0	0
MAN000000104100	INVERSIONES PRIVEGAS, S.A	J001150382	620	620	0	0	0
MAN000000204900	INVERSIONES SF 118, C.A.	J300569055	1,253,112	1,253,112	0	0	0
MAN000000039000	INVERSIONES SF118 C.A	J	49,768,530	49,768,530	0	0	0
MAN000000197600	INVERSIONES TALBOT, C.A.	J001528636	3,907,906	3,907,906	0	0	0
MAN000000043900	INVERSIONES TAUCHO, C.A.	J001751025	28,014	28,014	0	0	0
MAN000000011300	INVERSIONES TOMHAR, C.A.	J003311391	18,394,446	18,394,446	0	0	0
MAN000000068300	INVERSIONES VEIQUEVE, S.A	J002142715	127,600	127,600	0	0	0
MAN000000063500	INVERSIONES 19.451, C.A.	J002583886	250,090	250,090	0	0	0
MAN000000006500	INVERSIONES 218177, C.A.	J001217479	3,000,000	3,000,000	0	0	0
MAN000000013500	INVERSIONES 3 DE OCTUBRE,	J002671262	815,136	815,136	0	0	0
MAN000000062500	INVERSIONES 301130, C.A	J301651472	20,456,474	20,456,474	0	0	0
MAN000000069200	INVERSIONES 3240, C.A.	J003666025	107,500	107,500	0	0	0
MAN000000100800	INVERSIONES 7426, S.A.	J300078485	1,394,606	1,394,606	0	0	0
MAN000000197200	INVERSIONES 85735, LTD	J306225129	101,457,822	101,457,822	0	0	0
MAN000000012600	INVERSIONES 935431, C.A.	J003444774	3,459,960	3,459,960	0	0	0
MAN000000069300	INVERSIONES 9861680, C.A.	J003597163	2,164,400	2,164,400	0	0	0
MAN000000099300	INVERSORA BENAZOLVE,S.A	J302092299	40,000	40,000	0	0	0
MAN000000042000	INVERSORA CONDEISA, C.A.	J003614831	682,080	682,080	0	0	0
MAN000000174100	INVERSORA CORRALITO, S.A	J000766223	9,052	9,052	0	0	0
MAN000000062900	INVERSORA 3-10-64, C.A.	J002671254	423,150	423,150	0	0	0
MAN000000097000	INVERWORLD SOC. DE CORRET	J301938887	2,000	2,000	0	0	0

INFORME DE ACCIONISTAS DE LA EMPRESA =>

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000171400	INVESTEMA SOCIEDAD DE COR	J303446582	10,000	10,000	0	0	0
MAN000000024800	J.D. CORDERO Y ASOC.CASA	J075862002	5,418	5,418	0	0	0
MAN000000173300	JARAMILLO RAMIREZ LUIS FR	1,852,603	60,000	60,000	0	0	0
MAN000000072200	JARDIN DOS SANTOS AMERICO	11,197,727	5,000	5,000	0	0	0
MAN000000093900	JESURUM BELISARIO JOSE LU	3,187,695	100	100	0	0	0
MAN000000043300	JIMENEZ HERRERA ELKE DE L	6,851,674	800	800	0	0	0
MAN000000046200	JULIO A. VILLASMIL C. Y H	J	17,766	17,766	0	0	0
MAN000000141100	KAUFFMANN RAMIREZ CARLOS	10,337,600	36,000	36,000	0	0	0
MAN000000135000	KEHRHAHN STOLK ADOLFO HEN	8,343,804	500	500	0	0	0
MAN000000046800	LA PORTA RENATO	0	5,040	5,040	0	0	0
MAN000000133100	LAM KWAI CHEUNG JACK	81,969,353	7,500	7,500	0	0	0
MAN000000079900	LAMUS ROSALES SIMON CLEME	12,384,564	28,150	28,150	0	0	0
MAN000000021300	LAPCO TABICMAM LEON.	294,981	5,334	5,334	0	0	0
MAN000000204500	LARRAZABAL GONZALEZ ENRIQ	7,179,181	15,700	15,700	0	0	0
MAN000000035600	LAURENT BONNET JEAN MICHE	82,104,873	42	42	0	0	0
MAN000000194400	LAZZARI DE VERA LEONORA	3,180,798	1,000	1,000	0	0	0
MAN000000071600	LEAL DE MICHAEL MARIA MAR	3,657,124	220,500	220,500	0	0	0
MAN000000018900	LEAL VILLALON MARIO PATRI	12,070,465	19,404	19,404	0	0	0
MAN000000059200	LEMOINE ELIA FREDDY	3,812,521	1,890	1,890	0	0	0
MAN000000135200	LEON MARTINEZ LILIAN ONEI	3,237,154	1,000	1,000	0	0	0
MAN000000176300	LEON RAMIREZ DANICE KATIN	11,932,693	3,085	3,085	0	0	0
MAN000000020700	LEON ROJAS ARISTARCO PISE	85,225	15,000	15,000	0	0	0
MAN000000057700	LIZCANO GALVAN HENRY ALBE	5,266,898	1,890	1,890	0	0	0
MAN000000057800	LOAIZA OROPEZA CELIA ROSA	7,176,455	1,890	1,890	0	0	0
MAN000000176100	LOPEZ RODRIGUEZ LUIS	6,310,155	2,500	2,500	0	0	0
MAN000000033500	LOPEZ ROJAS CARLOS AUGUST	3,225,759	72	72	0	0	0
MAN000000072900	LOVERA SANCHEZ WILMER EDI	5,976,038	2,400	2,400	0	0	0
MAN000000032500	LOVERA VEGAS JUAN ANTONIO	5,534,882	5,000	5,000	0	0	0
MAN000000203200	LUCCA BIANCHI ANABELLA	15,179,098	12,384,043	12,384,043	0	0	0
MAN000000186500	LUNA HERNANDO LUIS	7,444,883	850	850	0	0	0
MAN000000053900	MACERO RODRIGUEZ BEATRIZ	6,562,613	21,000	21,000	0	0	0
MAN000000204200	MADINA INVESTMENT	J311927476	747,094	747,094	0	0	0
MAN000000198400	MADINA INVESTMENTS LTD.	J000000000	8,569,728	8,569,728	0	0	0
MAN000000094900	MAGO RODRIGUEZ LEOPOLDO J	10,461,621	8,000	8,000	0	0	0
MAN000000159200	MAMAN NENDEZ GISELA	9,882,304	5,000	5,000	0	0	0
MAN000000202300	MANCERA FONT GUSTAVO JOSE	5,532,735	1,500	1,500	0	0	0
MAN000000092800	MANRIQUE HUIZI CAMILO FEL	11,029,975	40,000	40,000	0	0	0
MAN000000054300	MANTEIGA GARCIA JOSE	2,103,522	58,632	58,632	0	0	0
MAN000000075000	MANTEIGA PEREZ MAGALY	8,816,647	12,600	12,600	0	0	0
MAN000000079600	MAPFRE LA SEGURIDAD,C.A.	J000214107	9,338	9,338	0	0	0
MAN000000054800	MARANTE CASTILLO MARUMA V	3,887,541	1,260	1,260	0	0	0
MAN000000147700	MARCANO ADRIANZA HUMBERTO	3,671,561	9,540	9,540	0	0	0
MAN000000046100	MARCIALES MARTIN	0	17,766	17,766	0	0	0
MAN000000147900	MARIN DE FERNANDEZ MARIA	5,093,402	500	500	0	0	0
MAN000000049700	MARIN MORENO BEATRIZ JOSE	6,060,637	394	394	0	0	0
MAN000000188100	MARINE FERRE JOSE	1,866,338	2,000	2,000	0	0	0
MAN000000123900	MARTINEZ ABAL MARIA ISABE	8,316,337	16,000	16,000	0	0	0
MAN000000040500	MARTINEZ DE THOMSON JUANA	2,249,671	3,200,000	3,200,000	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 20/04/06

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 9

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000186400	MARTINEZ DIAZ JOSE ANGEL	2,862,537	6,157	6,157	0	0	0
MAN000000155700	MARTINEZ DUBRA JOSE MANUE	81,217,643	3,200	3,200	0	0	0
MAN000000157200	MARTINEZ ESPINOZA HUMBERT	5,971,582	3,200	3,200	0	0	0
MAN000000026900	MARTINEZ GARRIDO IGNACIO	2,767,335	3,570	3,570	0	0	0
MAN000000040400	MARTINEZ GOMEZ CARMEN ELE	2,249,670	872,472	872,472	0	0	0
MAN000000160300	MARTINEZ GONZALEZ VICTOR	967,831	3,200	3,200	0	0	0
MAN000000148700	MATA MERINO MANUEL	6,299,093	33,620	33,620	0	0	0
MAN000000004900	MATUTE RUIZ OLGA	0	114,030	114,030	0	0	0
MAN000000000400	MAURY DE PAPARONI ALICIA	228,851	168,750	168,750	0	0	0
MAN000000143200	MAURY RODRIGUEZ MARIA EUG	6,555,660	4,049	4,049	0	0	0
MAN000000060500	MEDRANO AGUILAR ASEL ISAA	9,659,837	504	504	0	0	0
MAN000000201000	MEDRANO DE ASPRINO GLADYS	565,582	1,260	1,260	0	0	0
MAN000000200900	MEDRANO DE AVILA FELICIA	559,452	1,260	1,260	0	0	0
MAN000000200800	MEDRANO ESPINOZA JOSE FEL	559,830	1,260	1,260	0	0	0
MAN000000200700	MEDRANO ESPINOZA MERCEDES	1,789,381	1,260	1,260	0	0	0
MAN000000076800	MELIAN TRUJILLO JOSE ALBE	4,350,479	11,216	11,216	0	0	0
MAN000000181500	MENDEZ ESCALANTE MANUEL E	7,544	14,500	14,500	0	0	0
MAN000000005600	MENDEZ ESTEVEZ CARMEN TER	6,809,914	3,066	3,066	0	0	0
MAN000000076300	MENDEZ MARTINEZ CARLOS AU	43,487	41	41	0	0	0
MAN000000009400	MENDEZ MENDEZ CARLOS FELI	6,914,120	1,000	1,000	0	0	0
MAN000000135700	MENDEZ NELLY DE JESUS	3,725,794	2,200	2,200	0	0	0
MAN000000141300	MENDEZ PEÑALVER CARMEN EM	3,152,763	3,000	3,000	0	0	0
MAN000000166600	MENDEZ RANGEL GRICEL ESTH	14,629,079	4,000	4,000	0	0	0
MAN000000043500	MENDOZA PIRES LUIS IGNACI	3,181,392	126	126	0	0	0
MAN000000052400	MERLO MENDOZA ENRIQUE JOS	1,745,320	171,738	171,738	0	0	0
MAN000000125700	MILANASA LLC	J308476072	169,433,930	169,433,930	0	0	0
MAN000000004000	MIRANDA DE RODRIGUEZ LUIS	212,171	59,850	59,850	0	0	0
MAN000000050000	MOLINA MOROS BENJAMIN	2,245,426	2,394	2,394	0	0	0
MAN000000065200	MONTA O CARRASCO CIRILO	32,366	6,750	6,750	0	0	0
MAN000000167400	MONTES DE OCA GUTIERREZ J	6,910,667	6,000	6,000	0	0	0
MAN000000056000	MONTES GOMEZ ALVARO	9,882,474	12,600	12,600	0	0	0
MAN000000140900	MONTES NARVAEZ GONZALO AR	769,892	16,500	16,500	0	0	0
MAN000000057900	MONTIEL DE CORRO MARLENE	5,275,530	1,134	1,134	0	0	0
MAN000000050100	MORA CIANGHEROTTI NOEMY	7,220,942	1,764	1,764	0	0	0
MAN000000058000	MORALES JOSE ANTONIO (DIF	6,053,526	1,890	1,890	0	0	0
MAN000000141500	MORENO PEREZ ANIBAL JAVIE	10,339,020	1,700	1,700	0	0	0
MAN000000128400	MORENO RAFAEL RAMON	2,145,478	3,000	3,000	0	0	0
MAN000000125900	MORON APONTE FEDERICO	238,723	6,600	6,600	0	0	0
MAN000000064800	MOROS CAVICCHIONI HORACIO	10,331,080	5,250	5,250	0	0	0
MAN000000162500	MORRIS GUTIERREZ JOHN STA	6,563,138	5,000	5,000	0	0	0
MAN000000079800	MORRISON COLIMODIO PATRIC	6,979,770	1,000	1,000	0	0	0
MAN000000020100	MOUCHET PERELLO VIKTOR RE	6,972,947	1,764	1,764	0	0	0
MAN000000123000	MUJICA PALUMBO JOSE ALEJA	10,283,115	28,000	28,000	0	0	0
MAN000000015900	NANNINI SCOVINO MAURO BRU	5,308,444	14,300	14,300	0	0	0
MAN000000100400	NATSCUMCO(NOMINEE FOR CIT	J303087116	798,987,075	798,987,075	0	0	0
MAN000000038200	NAVARRO ORTIZ ANGEL	2,060,278	56,196	56,196	0	0	0
MAN000000143500	NEHER BORJAS BERNARDO ENR	1,724,475	29,904	29,904	0	0	0
MAN000000037000	NERI LUCIANI ANTONIO JOSE	9,967,584	42	42	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 20/04/06

INFORME DE ACCIONISTAS DE LA EMPRESA =>　PAGINA 10

COMPAÑIA : MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000058100	NICOLAU DE GARCIA ROSA MA	5,269,453	6,300	6,300	0	0	0
MAN000000137800	NUÑEZ ISAVA FERNANDO	4,081,010	500	500	0	0	0
MAN000000024200	NUNES ABILIO MANUEL	81,722,678	25,882	25,882	0	0	0
MAN000000190400	OCCHINO RAGUSA FILIPPO	6,349,236	25,000	25,000	0	0	0
MAN000000107800	OCCHINO RAGUSA GIOVANNI	6,271,737	29,942	29,942	0	0	0
MAN000000055700	OJEDA RODRIGUEZ JOHNNY AL	3,585,749	3,654	3,654	0	0	0
MAN000000076200	OLIVARES HERIZE ALBERTO (	23,991	575,858	575,858	0	0	0
MAN000000061800	ORAMAS PAEZ SANTIAGO JOSE	3,350,244	6,300	6,300	0	0	0
MAN000000151900	ORLANDO LOPEZ ANTONINO	10,823,376	2,000	2,000	0	0	0
MAN000000043700	OTEYZA SCULL JAIME	2,940,697	5,334	5,334	0	0	0
MAN000000046500	PACHECO MARCIALES LUCIO	0	5,922	5,922	0	0	0
MAN000000102600	PADRON DE GRASSO MARIA SU	7,682,347	4,000	4,000	0	0	0
MAN000000134400	PAEZ RINCON MANUEL VICENT	10,449,196	1,067	1,067	0	0	0
MAN000000085600	PALAZZI OCTAVIO CARLOS AL	6,979,504	870	870	0	0	0
MAN000000203400	PAPARONI DE PAHL MARITZA	3,151,816	155,494	155,494	0	0	0
MAN000000006400	PAPARONI MAURY ALICIA MAR	5,532,404	6,200,000	6,200,000	0	0	0
MAN000000006600	PAPARONI MAURY CARLOS HEN	6,562,483	6,200,000	6,200,000	0	0	0
MAN000000203500	PAPARONI MICALE CONO MARI	270,433	155,494	155,494	0	0	0
MAN000000027300	PAPARONI MICALE FERNANDO	2,113,431	884,496	884,496	0	0	0
MAN000000010400	PAPARONI MICALE JOSE GAET	270,434	305,494	305,494	0	0	0
MAN000000203600	PAPARONI MICALE JOSEFINA	1,887,236	155,494	155,494	0	0	0
MAN000000068400	PAPARONI SANCHEZ GUSTAVO	6,749,570	2,000	2,000	0	0	0
MAN000000068500	PAPARONI SANCHEZ SILVIA	11,739,030	12,000	12,000	0	0	0
MAN000000134800	PARDO ZABALA MARIA ELIZAB	7,169,271	1,000	1,000	0	0	0
MAN000000052500	PARRA FLORENSA CARLOS JOS	8,870,564	1,134	1,134	0	0	0
MAN000000029100	PARRA PARDI MARIA ELENA	1,719,084	3,696	3,696	0	0	0
MAN000000026300	PASSARO GNARRA ANTONIO	6,811,020	882	882	0	0	0
MAN000000019400	PASSINI CALORE ANGELO	2,952,820	1,882	1,882	0	0	0
MAN000000050200	PATIÑO PEREZ TRINA MARGAR	4,516,265	29,736	29,736	0	0	0
MAN000000066000	PAUL ALFREDO LUIS	3,177,669	5,250	5,250	0	0	0
MAN000000113800	PE ALOZA CARMEN ZULAY	9,096,246	100	100	0	0	0
MAN000000129700	PEDRAZA DE AVILA LAURA EL	3,753,051	1,000	1,000	0	0	0
MAN000000096500	PELLICER DE VILLASMIL HIL	2,994,724	15,000	15,000	0	0	0
MAN000000055400	PERDOMO GONZALEZ NESTOR	46,884	119,238	119,238	0	0	0
MAN000000029500	PEREZ DE HERNANDEZ CARMEN	2,094,595	22,428	22,428	0	0	0
MAN000000061100	PEREZ FREDDY ARMANDO	5,217,871	12,600	12,600	0	0	0
MAN000000169800	PEREZ LOPEZ RUBEN	5,530,411	10,000	10,000	0	0	0
MAN000000175300	PEREZ MADRIZ JULIET BETIN	5,523,835	500	500	0	0	0
MAN000000203800	PEREZ RODERO MARIA JOSE	10,517,282	1,323	1,323	0	0	0
MAN000000138200	PERISSE RODRIGUEZ LILENA	11,682,940	5,021	5,021	0	0	0
MAN000000061000	PINEDO CASTILLO MAITRELLA	7,226,050	504	504	0	0	0
MAN000000038000	PITA PITA CARLOS	6,563,699	3,696	3,696	0	0	0
MAN000000034700	PLANCHART MARQUEZ REINALD	5,535,369	4,452	4,452	0	0	0
MAN000000175800	POLANCO PADILLA JOSUE	10,515,242	2,500	2,500	0	0	0
MAN000000178000	POLEO SCHMIDT ALBERTO IGN	9,880,649	2,800	2,800	0	0	0
MAN000000171000	PONS SOLER JOSE MARIA	1,874,068	60,300	60,300	0	0	0
MAN000000150500	PRAT CARIM ARIEL	1,853,648	604	604	0	0	0
MAN000000128100	PRATO DE ACEDO JOSEFINA	1,645,306	1,600	1,600	0	0	0

INFORME DE ACCIONISTAS DE LA EMPRESA =>

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000189100	PRIMUS MERCADO DE CAPITAL	J303486088	1,000	1,000	0	0	0
MAN000000035400	PROGRESO MERCADO DE CAPIT	J300099911	4,452	4,452	0	0	0
MAN000000146300	PROMOCIONES MAROVEGAS, C.	J001151966	2,000	2,000	0	0	0
MAN000000025900	PROMOTORA ABSA, C.A.	J003394459	2,366	2,366	0	0	0
MAN000000033300	PUPPIO ZINGG VICENTE JOSE	9,971,382	3,570	3,570	0	0	0
MAN000000166100	RAGUSA SAGLIMBENI ANTONIE	7,448,231	59,850	59,850	0	0	0
MAN000000052700	RAMIREZ CONTRERAS RAMON E	2,149,926	59,262	59,262	0	0	0
MAN000000047300	RAMIREZ LUJAN JULIA ERNES	153,014	126	126	0	0	0
MAN000000003200	RAMIREZ ORTIZ ANGEL JESUS	935,431	12,258,588	12,258,588	0	0	0
MAN000000034800	RAMIREZ SULBARAN BRIXON M	7,815,754	420	420	0	0	0
MAN000000032900	RANGEL FORNEZ JOSE GREGOR	5,533,846	88	88	0	0	0
MAN000000003500	RECARTE GAZTELUMENDI ROMA	2,118,395	40,362	40,362	0	0	0
MAN000000060400	REQUENA ORLANDO ANTONIO	5,269,025	1,134	1,134	0	0	0
MAN000000058300	REQUENA WILLIAMS RAMON	7,209,963	1,764	1,764	0	0	0
MAN000000076700	RETO VALORES CARVICHI, C.	J003578517	20,000	20,000	0	0	0
MAN000000147200	REZNICEK WEIRAUCHOVA HANY	1,710,885	130,200	130,200	0	0	0
MAN000000022900	RIBEIRO DE GOUVEIA ALDEMA	5,966,632	3,696	3,696	0	0	0
MAN000000013900	RICOL DE TINOCO ANA LOURD	6,070,708	4,452	4,452	0	0	0
MAN000000089200	RIPANTI DE AMAYA MIREYA	3,971,319	50,000	50,000	0	0	0
MAN000000060900	RIVAS BERNERD	7,252,841	1,890	1,890	0	0	0
MAN000000024000	RIVERO GUERRERO SAULO ALE	5,129,662	1,764	1,764	0	0	0
MAN000000064100	RIVERO LEGORBURU LUIS ALB	71,877	5,250	5,250	0	0	0
MAN000000129900	RIZZUTI FERRARI VICENTE A	2,561,510	4,018	4,018	0	0	0
MAN000000134100	ROBLETO DE ANDRADE MARIA	3,157,344	708	708	0	0	0
MAN000000203900	RODERO GARCIA MARISOL	1,727,482	661	661	0	0	0
MAN000000046900	RODRIGUEZ ALIX	0	882	882	0	0	0
MAN000000013700	RODRIGUEZ DE CHAVEZ MAGAL	3,720,995	2,142	2,142	0	0	0
MAN000000032400	RODRIGUEZ ERASO FERMIN AN	6,164,870	3,424	3,424	0	0	0
MAN000000167800	RODRIGUEZ FERREIRA JOSE L	11,307,497	3,600	3,600	0	0	0
MAN000000052600	RODRIGUEZ HERNANDEZ EDGAR	2,887,769	5,964	5,964	0	0	0
MAN000000055100	RODRIGUEZ LOPEZ MANUEL	1,450,769	187,238	187,238	0	0	0
MAN000000110800	RODRIGUEZ REGGETI CARLOS	3,176,653	588	588	0	0	0
MAN000000055300	RODRIGUEZ RODRIGUEZ HECTO	4,191,198	12,600	12,600	0	0	0
MAN000000140500	ROJAS GONZALEZ YANELLI JO	6,242,169	1,570	1,570	0	0	0
MAN000000196400	ROMERO MARTINEZ FELIX	3,609	44,856	44,856	0	0	0
MAN000000027200	ROMERO THORMAHLEN ANDRES	3,664,281	36,682	36,682	0	0	0
MAN000000122200	ROMERO VALENCIA CARLOS	3,869,107	4,000	4,000	0	0	0
MAN000000054000	RONDON MOLINA HAZAUL	2,289,790	5,964	5,964	0	0	0
MAN000000169600	ROSALES ALVAREZ SERGIO OS	5,968,615	2,460	2,460	0	0	0
MAN000000201200	ROSALES DE LABRADOR SONIA	2,153,578	210	210	0	0	0
MAN000000201100	ROSALES DE PARRA GLORY	3,231,676	210	210	0	0	0
MAN000000201300	ROSALES DE PEREZ MIRNA	3,476,104	210	210	0	0	0
MAN000000201400	ROSALES MEDRANO CARLOS	2,155,250	210	210	0	0	0
MAN000000201600	ROSALES MEDRANO LUIS	3,406,526	210	210	0	0	0
MAN000000201500	ROSALES MEDRANOS PEDRO	3,144,380	210	210	0	0	0
MAN000000176500	ROSAS PAIS EDUARDO JOAQUI	6,054,449	18,072	18,072	0	0	0
MAN000000048400	ROSQUETE PORCAR DE V. NIL	8,578,040	4,704	4,704	0	0	0
MAN000000022200	ROTH BLUMENKRANE ALAN DAV	5,541,143	2,646	2,646	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 20/04/06

INFORME DE ACCIONISTAS DE LA EMPRESA =>

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000037900	ROTUNDO DE VIEGA ANA MARI	5,539,210	1,050	1,050	0	0	0
MAN000000170200	ROUSSET THIERRY JEAN EDOU	9,571,140	17,600	17,600	0	0	0
MAN000000124500	RUBIO ESPITIA JOSE GREGOR	987,645	2,000	2,000	0	0	0
MAN000000050500	RUEDA GUARIN BEATRIZ ERNE	6,361,866	1,134	1,134	0	0	0
MAN000000052100	RUIZ ALMANDOZ ISMAEL JOSE	1,725,241	194,148	194,148	0	0	0
MAN000000004800	RUIZ DE ESCUDER ANA SOFIA	1,894,439	114,030	114,030	0	0	0
MAN000000042800	RUIZ DE PANTIN ELENA	0	18,438	18,438	0	0	0
MAN000000172100	RUIZ GONZALEZ UVENCIO EDU	2,991,731	18,250	18,250	0	0	0
MAN000000021900	RUIZ JORGE ENRIQUE.	5,211,678	3,570	3,570	0	0	0
MAN000000197400	RUIZ MORENO MARIA AURORA	3,563,245	37,000	37,000	0	0	0
MAN000000124000	RUSSO LAPENTA ACHILE	6,157,440	450	450	0	0	0
MAN000000065400	S.A. DE EDUC. Y CULTURA R	J000122555	78,750	78,750	0	0	0
MAN000000142200	SAHMKOW RANGEL RAMON EDUA	3,124,028	23,500	23,500	0	0	0
MAN000000074700	SALAS DELFINO GUILLERMO A	5,314,494	8,400	8,400	0	0	0
MAN000000074900	SALAS PARRA TITO	28,087	188,160	188,160	0	0	0
MAN000000159600	SALVATIERRA RAMOS ROBERTO	4,768,561	250,000	250,000	0	0	0
MAN000000003800	SANABRIA GARCIA ENRIQUE	3,658,351	115,164	115,164	0	0	0
MAN000000068600	SANCHEZ DE PAPARONI MARIA	3,401,999	112,000	112,000	0	0	0
MAN000000134000	SANCHEZ DE PERERA SYLVIA	5,299,118	15,500	15,500	0	0	0
MAN000000159100	SANCHEZ GARCIA VIANNEY AG	9,417,681	6,097	6,097	0	0	0
MAN000000145200	SANDOVAL SUAREZ JOSE ALI	3,729,248	50,000	50,000	0	0	0
MAN000000023500	SANTANA NARVAEZ JOSE DE J	6,870,154	882	882	0	0	0
MAN000000142400	SANTOS MENDEZ ANTONIO JUA	6,087,124	20	20	0	0	0
MAN000000143800	SAVINO PALACIOS RAUL	4,354,308	4,000	4,000	0	0	0
MAN000000180800	SCHAUBLE DE GISLER ELISAB	11,345,268	1,000	1,000	0	0	0
MAN000000034000	SCHMID WERNER	15,182,060	1,176	1,176	0	0	0
MAN000000036600	SCULL MEDEROS EDUARDO REN	4,084,233	12,222	12,222	0	0	0
MAN000000025500	SEQUEIRA SANTAELLA JOSE M	6,809,631	3,570	3,570	0	0	0
MAN000000034200	SEQUERA INAGAS LUIS JAVIE	10,346,617	294	294	0	0	0
MAN000000048300	SERV. INMOBILIARIOS 13 DE	J301020871	44,096,976	44,096,976	0	0	0
MAN000000182000	SIEDER DE NARVAEZ SUSANA	7,239,408	1,800	1,800	0	0	0
MAN000000026100	SILVA GRANADOS VICTOR JOS	3,414,719	126	126	0	0	0
MAN000000035700	SIMON KOSKAS ARMAND SALOM	82,056,871	294	294	0	0	0
MAN000000166900	SINRAM GRINVALDS ARNO CAR	4,172,202	868	868	0	0	0
MAN000000043200	SIRACUSA LILIANA	0	630	630	0	0	0
MAN000000131300	SISO SOSA ARTURO IGNACIO	12,625,895	2,300	2,300	0	0	0
MAN000000078100	SOLANILLA KOCH ELIZABETH	5,425,713	75,000	75,000	0	0	0
MAN000000170500	SOLLECITO ERRICO DOMENICO	10,474,893	2,400	2,400	0	0	0
MAN000000092100	SOLORZANO NICOLAS	4,312,228	40	40	0	0	0
MAN000000034600	SOSA FREITES JORGE LUIS	5,524,353	672	672	0	0	0
MAN000000059100	SOTILLO PEREZ LUIS ANDRES	6,434,271	6,300	6,300	0	0	0
MAN000000184000	SOTO APONTE PEDRO JOSE	1,713,422	800	800	0	0	0
MAN000000027100	STARKE AROCHA SIMON AUGUS	7,026,053	882	882	0	0	0
MAN000000193900	SUAREZ MUJICA RAFAEL FRAN	3,178,499	26,000	26,000	0	0	0
MAN000000124100	SUAREZ OTERO MANUEL JOSE	11,227,150	140,000	140,000	0	0	0
MAN000000102900	SUAREZ RAFAEL EDMUNDO	2,765,015	80	80	0	0	0
MAN000000058500	SUAREZ RIVERO JEABELL YVA	4,367,050	1,890	1,890	0	0	0
MAN000000001200	SUC DELFINO ARRIENS GUSTA	217,205	231,840	231,840	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 20/04/06

INFORME DE ACCIONISTAS DE LA EMPRESA =>

PAGINA 13

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000160800	SULTAN BENDAYAN ISAAC ENR	5,537,521	6,500	6,500	0	0	0
MAN000000097100	SULVARAN DE SARDI NANCY M	646,486	4,000	4,000	0	0	0
MAN000000016900	TAMAYO LAVIE FERNANDO ENR	4,087,380	17,934	17,934	0	0	0
MAN000000081800	TEXIER TORRES EDUARDO	2,685,298	24	24	0	0	0
MAN000000189700	THREE D INTERNATIONAL MAR	J305524220	23	23	0	0	0
MAN000000103500	TINOCO RICHTER CESAR	5,680	8,000	8,000	0	0	0
MAN000000042700	TIRADO ANTONIO	0	20,916	20,916	0	0	0
MAN000000012200	TOLEDANO A. DINA MARGARIT	5,664,714	1,386	1,386	0	0	0
MAN000000016600	TOLEDANO MAMAN AARON	1,521,675	504	504	0	0	0
MAN000000083400	TOLEDO GUERRERO ENRIQUE	53,213	6,500	6,500	0	0	0
MAN000000190600	TOP SYSTEM INTERNATIONAL.	J303695779	3,000	3,000	0	0	0
MAN000000056300	TORREALBA MARIA CANDELARI	5,612,756	1,134	1,134	0	0	0
MAN000000050600	TORREALBA VILLALBA HILDA	5,373,787	2,394	2,394	0	0	0
MAN000000152700	TRAVIESO PASSIOS ALFREDO	1,733,805	280,000	280,000	0	0	0
MAN000000073500	TRUJILLO MARTINEZ OSCAR A	9,417,103	1,184	1,184	0	0	0
MAN000000032800	TRUJILLO TRUJILLO HECTOR	3,399,120	2,898	2,898	0	0	0
MAN000000032700	TRUJILLO TRUJILLO JULIO	903,963	2,898	2,898	0	0	0
MAN000000156600	TRUM MORONEY JOHN MORONEY	921,871	25,000	25,000	0	0	0
MAN000000169300	URAN CARDONA MARIO	6,276,556	4,500	4,500	0	0	0
MAN000000036100	URBANO BERRIZBEITIA JOAQU	6,302,360	3,696	3,696	0	0	0
MAN000000173900	VALDERRAMA TOMAS	49,576	5,000	5,000	0	0	0
MAN000000030300	VALERO DE ZAMBRANO MARIA	6,561,456	1,428	1,428	0	0	0
MAN000000026700	VALLES MARCANO ALFREDO.	3,657,158	320	320	0	0	0
MAN000000014900	VALORES PISA, C.A.	J003324612	5,964	5,964	0	0	0
MAN000000120400	VALORES VALFESA CASA DE B	J003633771	8,680	8,680	0	0	0
MAN000000142500	VARELA JAIMES EDUARDO ANT	3,322,613	30,000	30,000	0	0	0
MAN000000058600	VASQUEZ BRICEÑO JOSE OMAR	5,759,118	1,764	1,764	0	0	0
MAN000000030000	VEIGA FANDIÑO CARLOS	5,074,137	672	672	0	0	0
MAN000000045200	VELASCO Z. RAFAEL MARIA	3,187,699	5,964	5,964	0	0	0
MAN000000020200	VELASQUEZ BETANCOURT GUST	5,305,339	2,646	2,646	0	0	0
MAN000000004600	VELUTINI RUIZ ANDRES.	5,198	114,030	114,030	0	0	0
MAN000000004500	VELUTINI RUIZ JOSE ANTONI	19,865	70,812	70,812	0	0	0
MAN000000174000	VENEZOLANO DE CREDITO,S.A	J000029709	466,976	466,976	0	0	0
MAN000000060600	VERENZUELA DAZA HARVIS AD	7,251,017	1,134	1,134	0	0	0
MAN000000142900	VERGARA SUBERO DAVID RICA	6,000,031	18,000	18,000	0	0	0
MAN000000190700	VETA HOLDINGS A.V.V	J305532834	65,175,046	65,175,046	0	0	0
MAN000000205000	VIEZ CLESENCIO ANTONIO	1,869,982	2,000	2,000	0	0	0
MAN000000194700	VILLA ROSA HOLDINGS A.V.V	J305532842	22,269,496	22,269,496	0	0	0
MAN000000198300	VILLARREAL DURAN MARIA LU	345,693	10,000	10,000	0	0	0
MAN000000058700	VILLAVICENCIO TORRES LINO	3,841,940	1,890	1,890	0	0	0
MAN000000163100	VILLEGAS MARIA DEL ROSARI	4,579,193	1,100	1,100	0	0	0
MAN000000194900	VIRTUOSO HOLDINGS A.V.V.	J305533016	5,617,374	5,617,374	0	0	0
MAN000000191200	VISCAYA ELBA JOSEFINA	7,233,634	2,000	2,000	0	0	0
MAN000000050700	VIVAS DE DURAN LAURA CECI	4,431,276	1,764	1,764	0	0	0
MAN000000052000	VIVAS DE TARRE IRIS TERES	2,985,924	37	37	0	0	0
MAN000000110500	WALLIS ALBERTO	10,331,334	78	78	0	0	0
MAN000000135800	WHITE SOUL CORP.	J304049854	17	17	0	0	0
MAN000000145800	ZAFRA VELANDIA JOSE MARTI	7,246,036	1,570	1,570	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 20/04/06

INFORME DE ACCIONISTAS DE LA EMPRESA =>

PAGINA 14

COMPAÑIA: MANUFACTURAS DE PAPEL C.A. S.A.C.A.

TIPO DE ACCIONES => TODAS

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000052200	ZAMORA DE OJEDA AILEEN LI	7,242,218	3,024	3,024	0	0	0
MAN000000129100	ZAPPI UYA CLARA DEL CARME	6,929,097	10,000	10,000	0	0	0
MAN000000050800	ZARATE MARTINEZ MARIA ELE	6,226,693	2,394	2,394	0	0	0
MAN000000055600	ZUCCHI BUTTAGLIERI JUAN L	6,821,992	59,262	59,262	0	0	0
MAN000000055800	ZULOAGA POCATERRA PEDRO	4,765,495	2,238	2,238	0	0	0
			2,294,009,424	2,294,009,424	0	0	0

TOT. ACCIONISTAS 629

** FIN DEL REPORTE **

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:----------------------------------

Caracas, March 10, 2006.

Messrs.

Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Present

Dear Sirs;

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A appointed by the General Shareholder's Meeting dated March 17, 2005 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2005 and the Consolidated Income Statement for the term comprised between January the 1st and December 31st, 2005.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures we deemed necessary according to the circumstances. We also reviewed the Consolidated Balance Sheet, the associated Income Statements, and Movements in equity accounts and the Cash flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and affiliates as per the reports by the External Auditors of the Company as of February 24, 2006 which shall be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December



REPUBLICA DE VENEZUELA 2 INTERPRETE PUBLICO

31, 2005 and the results from its operations for the term ended on that date, pursuant to the International Standards for Financial Information (ISFI) early adopted by the company in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV is its abbreviation in Spanish).

The International Accounting Standards (IAS) includes the International Standards for Financial Information (ISFI), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

We thus comply with our task you asked us to carry out.

Sincerely,

Jacobo J. Cohén R. (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 35909 ——————————————————

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED BALANCE SHEET

FOR THE YEAR ENDED AT DECEMBER 31, 2005

(Stated in thousand bolivars)

	2005
ASSETS	
NON-CURRENT ASSETS:	
Property, plant and equipment - net	432,900,402
Participation in partnerships and joint businesses	1,040,,295



Total non-current assets	433,940,697
CURRENT ASSETS:	
Expenses paid in advance	1,111,934
Inventory	57,511,130
Advances to suppliers	3,520,063
Bills and accounts receivable - net	95,337,271
Available investment for sale	8,816,776
Cash and cash equivalents	16,111,833
Total current assets	182,409,007
TOTAL	616,349,704
SHAREHOLDERS' EQUITY AND LIABILITIES	
SHAREHOLDERS' EQUITY	
Capital stock	69,632,690
Accumulated result from translating of affiliate and joint businesses abroad	206,308
Retained earnings:	
Legal reserve	6,963,269
Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or of its affiliates	119,593,551
Undistributed	227,169,429
Non-realized result on investments	(999,188)
Total shareholders´ equity	422,566,059
NON-CURRENT LIABILITIES:	
Provision for seniority payment, net of long-term advance payments	3,572,106
Deferred income tax	54,549,608
Total non-current liabilities	58,549,608
CURRENT LIABILITIES:	




REPUBLICA DE VENEZUELA
4
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ

Provision for seniority payment, net of short-term advance payments	3,869,781
Commercial payments	2,946,531
Short-term loans	47,019,985
Dividends payable	8,733,509
Income tax payable	293,748
Accounts payable	72,798,377
Total current liabilities	135,661,931
Total liabilities	193,783,645
TOTAL	616,349,704

Jacobo J. Cohén R. (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 35909 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER 31, 2005

(Stated in thousand bolivars, except for net income per share)

	2005
Sale income	375,060,280
Sales cost	284,444,405
Gross income	90,615,875
Costs and expenses:	
Sales expenses	30,939,453
Overheads and administrative expenses	18,985,181
	49,924,634
Operating income	40,691,124
Participation in results from joint businesses	(919,621)

Financial costs	(4,664,484)
Financial income	678,654
Exchange differences – net	3,565,400
Loss from swap transactions with securities	(3,671,665)
Other income (disbursements):	
ADR commissions	(530,370)
Bank debit tax	(3,089,757)
Others – net	(623,152)
	(9,229,995)
Income before taxes	31,461,246
Income tax	4,377,017
Net earnings	35,838,263
Net earnings per share	
Basic	15.62
Diluted	15.62

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 13th, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR


RECEIVED
JUN 15 2006

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

Translator's Note:

Attached hereto there is the translation into English of Form DPJ 26 that comprises four (4) pages.--

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 20th, 2006.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

BOLIVARIAN REPUBLIC OF VENEZUELA
MINISTRY OF FINANCE
SENIAT
INTEGRATED NATIONAL SERVICE OF CUSTOMS AND TAX ADMINISTRATION

F-030 (07) No. 0393988
FORM DPJ 26

(02) TO BE USED BY TAX OFFICE

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

FINAL TAX RETURN AND
PAYMENT FOR BODY CORPORATE,
COMMUNITIES AND SOCIETIES
INCLUDING HYDROCARBON AND MINE ACTIVITIES

03 TAX REGISTRY NUMBER (RIF)	25. TAX IDENTIFICATION NUMBER (NIT)
No. RIF: J000235309	NIT.:0007464878

(10) IF THIS IS A SUBSTITUTE OR SUPPLEMENTARY TAX RETURN INDICATE No. AND DATE OF PREVIOUS FILING H. (07) (30) No. (26) Date

A.- TAXPAYER INFORMATION

01 COMPANY NAME (INDICATE ABBREVIATIONS IF ANY)	TAXABLE PERIOD 15 FROM D M Y	16 UNTIL D M Y
MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.	01 01 05	31 12 05

20 LAST CHANGE OF DOMICILE:	06 HOME OR FISCAL ADDRESS
YES [ ] NO [X]	AV. FRANCISCO DE MIRANDA TORRE COUNTRY CLUB PISO 12 URB. EL BOSQUE

27 CITY OR PLACE:	05 STATE OR FEDERAL ENTITY:	08 GEOGRAPHY CODE	04 ZIP CODE	09 TELEPHONES:
CARACAS	DTTO. CAPITAL			0212-9012335

BUSINESS ACTIVITY: FABRICA DE PAPEL Y ENVASES DE PAPEL	14 CODE CIIU:341126	32 TAXPAYER TYPE DOMICILED [X] NON DOMICILED [ ]	33 FIX BASE OR PERMANENT BUSINESS IN VZLA YES [ ] NO [X]

IF EXTENSION GRANTED TO DECLARE INDICATE: 28 RESOLUTION N°: 29 DATE:	EXEMPTED INCOME? YES [ ] NO [X]	TYPE OF SOCIETY OR COMMUNITY: 12 S.A.C.A., S.R.L. AND FOREIGN BRANCHES X 13 SOCIETIES, SIMPLE LIMITED PARTNERSHIP AND CONSORTIUM	31 NON-PROFIT SOCIETY? YES [ ] NO [X]

B.- AGENT OR TRUE AND LAWFUL ATTORNEY INFORMATION

LAST NAMES AND NAMES:		No. RIF.:	NIT.:
DELFINO CARLOS		V-03659617-8	
No. C.I.	V.- 3.659.617 / E.-	HOME OR FISCAL ADDRESS: AV. FRANCISCO DE MIRANDA TORRE COUNTRY CLUB PISO 12 URB. EL BOSQUE	
CITY OR PLACE: CARACAS		STATE OR FEDERAL ENTITY: CAPITAL DISTRICT	TELEPHONES: 0212-9012335

C.- TAX SELF-RELIEF

	CONCEPTS		TAXABLE WITH FEE N° 2		TAXABLE WITH FEE N° 3
1	TERRITORIAL SOURCE: NET INCOME OR TAX LOSS SEE SECTION 'E' BOX No. 64 AND No.62)	137	28,436,349,746	3	144
2	TERRITORIAL SOURCE: LOSSES PREVIOUS YEARS	173		7	174
3	TERRITORIAL SOURCE: TAXABLE ENRICHMENT OR TAX LOSS (1-2) (RESULT OF TARIFF No.3 MOVE TO BOX 10, ITEMS 445 IN POSITIVE CASE)	178	28,436,349,746	2	170
4	EXTRA TERRITORIAL SOURCE: NET ENRICHMENT OR TAX LOSS (SEE SECTION F BOX No. 7 AND No. 5) (AMOUNT IN TARIFF No3 MOVE TO BOX 12, ITEMS 460, IN POSITIVE CASE)	401		9	406
5	WORLD TAXABLE NET INCOME OR TAX LOSS (3+4)... IF (3) AND (4) ARE HIGHER THAN ZERO ... IF SOME OF THEM ARE NEGATIVE, ONLY TAKE THE POSITIVE	431	28,436,349,746		
6	TAX DETERMINED AS PER TARIFF No. 2 ... (BOX 5 X %TARIFF 2) - SUBTRAHEND	185	9,653,658,914		
	ACCREDITATION OF TAXES FROM NON PROPORTIONAL FOREIGN SOURCES				
7	CREDITABLE TAX PAID ABROAD (Art 2 INCOME TAX LAW)	441		9	
8	TOTAL TAX DETERMINED (AFTER ACCREDITATION OF PAID TAXES ABROAD (IF 6 IS GREATER OR EQUAL TO7)..... (6-7)				442 9,653,658,914
9	DETERMINED TAX EQUAL TO ZERO (IF 6 IS MINOR THAN 7) .... (ITEM 8 =0,00)				

	PROPORTIONAL TAXES	TAXABLE AMOUNT		TERRITORIAL TAX BASE (A)		TAX ACCREDITED PAID EXT. (B)	PROPORTIONAL TAX TO BE PAID (A-B)
10	TERRITORIAL SOURCE: TAXABLE ENRICHMENT (SEE BOX No.3 ITEM 360)	445	5	446	4		446 2



No.	Description	Code	Value	Code	Value	Code	Value	Code	Value
11	TERRITORIAL SOURCE: FORTUITOUS EARNINGS IN KIND	455	5	458	4			295	5
12	EXTRATERRITORIAL SOURCE: TAXABLE ENRICHMENT (CAME FROM BOX No. 4 , ITEM 406)	480	0	461	9	462	0	483	7
13	EXTRATERRITORIAL SOURCE: MINING DIVIDENDS	485	5	466	4	467	3	488	2
14	EXTRATERRITORIAL SOURCE: OIL DIVIDENDS	470	0	471	9	472	8	473	7
15	EXTRATERRITORIAL SOURCE: OTHER DIVIDENDS	475	5	476	4	477	3	478	2
16	EXTRATERRITORIAL SOURCE: FORTUITOUS EARNINGS	480	0	481	9	482	8	493	7
17	TOTAL TAXES (ILLEGIBLE)							489	1
18	*TOTAL TAXES SELF-RELIEVED BEFORE REBATES .... (8+17)*							389	9,653,658,914 1
	REBATES TO TAX SELF-RELIEVED								
19	REBATES FROM INVESTMENTS					211	329,182,888		
20	OTHER REBATES					234			
21	TOTAL REBATES (18+20)							888	1,341,707,699 4
22	TOTAL FISCAL YEAR TAX (IF 18 ES HIGHER THAN 21) .... (18-21)							220	8,311,961,216 0
23	FISCAL YEAR TAX EQUAL TO ZERO (IF 18 IS HIGHER THAN 21) .... (ITEM 22=0)								
	APPLICABLE ADVANCES TO FISCAL YEAR TAX								
24	FISCAL YEAR RETAINED TAXES					221	329,182,888	9	
25	ADVANCES FOR DISPOSAL OF BUILDINGS					230		0	
26	TAX ADVANCES (ESTIMATED STATEMENT) FORM No. 1100000810021-9					231		9	
27	*TAX PAID IN REPLACED TAX RETURN*					233	9,152,366,926	7	
28	TOTAL ADVANCES (24+25+26+27)							291	9,481,549,814
29	TOTAL TAX (IF 22 IS HIGHER OR EQUAL TO 20) (22-20)							290	(*)
30	*FISCAL YEAR CREDIT IF 22 IS LESSER THAN 28).... (28-22)*							297	1,169,588,599
	TAX CREDIT OF BUSINESS ASSETS								
31	TAX CREDIT TO UPDATED BUSINESS ASSETS TAX			242		8			
32	CREDIT FROM BUSINESS ASSET TAX APPLICABLE TO FISCAL YEAR (AMOUNT EQUAL OR MINOR THAN 29)					243		7	
33	TOTAL TAX AFTER APPLYING CREDITS FROM BUSINESS ASSETS (IF 29 IS HIGHER OR EQUAL TO 32)... (29-32)							244	6
34	*CREDITS FROM BUSINESS ASSETS TAX CARRIED FORWARD TO FISCAL YEAR (IF 31 IS HIGHER THAN 321)... (31-32)*					245		5	
	COMPENSATIONS								
35	TOTAL TAX PAID IN EXCESS IN PREVIOUS FISCAL YEARS NON COMPENSATED/ NOT TRANSFERRED			241		9			
36	TAX PAID IN EXCESS TO BE COMPENSATED (AMOUNT EQUAL OR MINOR 33)					249			
37	TOTAL TAX PAYABLE AFTER COMPENSATIONS (IF 33 IS HIGHER OR EQUAL TO 36) .... (33-36)							90	0
38	TAX PAID IN EXCESS NO COMPENSATED NO REIMBURSED PLUS THE GENERATED DURING THE FISCAL YEAR (35-36+33)							87	3

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X HERNANDEZ MORA

BOLIVARIAN REPUBLIC OF VENEZUELA PAYMENT FORM F-03 (07) No.0393988

MINISTRY OF FINANCE **FORM** **26**

SENIAT

TO CREDIT TO THE NATIONAL TREASURY ACCOUNT

03 No. RIF. J000235309

NATIONAL INTEGRATED SERVICE OF CUSTOMS AND TAX ADMINISTRATION

01 COMPANY NAME (INDICATE ABBREVIATIONS IF ANY)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

25 NIT. 7464878

SOLE ACCOUNT PLAN				
CODE No.		CODE DESCRIPTION	AMOUNT IN BS.	
18	301030107	INCOME TAX BODY CORPORATE	91	ILLEGIBLE
18	301030101	TAX TO HYDROCARBON INDUSTRIES	91	ILLEGIBLE
18	301030104	TAX TO MINING COMPANIES	91	ILLEGIBLE

PAYMENT PERIOD		PAYMENT TERMS		
15 FROM	16 UNTIL	CASH	BONDS	TAX REBATE CERTIFICATE (CERT)
1/1/2005	31/12/05	0	Bs.	Bs.
CITY OR PLACE:			SIGNATURE OF PAYER:	
CARACAS			ILLEGIBLE	
VALIDATION BY RECIPIENT'S BANK				
19				

SUPPLEMENTARY INFORMATION FOR INCOME TAX RETURN

D.- READJUSTMENT FOR INFLATION

NON-MONETARY ASSETS **READJUSTMENT FOR INFLATION**



BALANCES TO READJUST	FIXED ASSETS		INVENTORY	ACCOUNTS RECEIVABLE READJUSTED	OTHER NON-MONETARY	
	901 171,306,594,931	2	902 93,847,496,922	903	904 32,609,434,880	
READJUSTMENT. FOR INFLATION	912 4,009,333,370	8	913 9,021,167,	914	915 2,953,740,177	916 [illegible]

NON-MONETARY LIABILITIES

BALANCES TO READJUST	ACCOUNTS RECEIVABLE READJUSTED	SHORT TERM READJUSTED	LONG TERM READJUSTED	OTHER NON-MONETARY	
	921	922	923	924	
READJUSTMENT FOR INFLATION	932	933	934	935	936

NET EQUITY

AMOUNT TO READJUST	INITIAL NET EQUITY	INCREMENTS		REDUCTIONS	
	943 (289,033,378,428)	944		945 55,997,987,421	
READJUSTMENT FOR	954 (41,499,412,475)	955		956 3,612,281,033	957 (37,887,131,442)
TOTAL READJUSTMENT FOR INFLATION OF FISCAL YEAR (MOVE SECTION"E"LINE 53 OR 59, AS APPROPRIATE)					968 (21,902,890,577)

E.- DEMONSTRATIVE STATEMENT OF INCOME, COSTS, EXPENSES AND TAX RECONCILIATION OF ACCOUNTS

	INCOME TYPICAL OF ACTIVITY	ACCOUNTING DATA				EXPENSES	ACCOUNTING DATA	
1	EXPORTS	701	19,755,677,056	9	35	WEDGES AND SALARIES	735	9,199,154,393
2	GROSS SALES TO PUBLIC SECTOR	702		8	36	INTERESTS ON CREDITS	736	4,280,867,599
3	GROSS SALES TO PRIVATE SECTOR	703	378,470,688,837	7	37	SOCIAL CONTRIBUTIONS	737	2,564,104,288
4	PROPERTY CREDIT SALE	704		6	38	SEVERANCE BENEFITS	738	2,213,983,515
5	NON-MINING ROYALTIES AND ANCILLARY	705		5	39	AND PRESERVATION EXPENSES	739	
6	MINING ROYALTIES AND ANCILLARY PARTICIPATIONS	706		4	40	ROYALTY ADMINISTRATION EXPE	740	
7	INTERESTS ON CREDITS	707		3	41	DEPRECIATION AND AMORTIZATIO	741	252,106,192
8	LEASING AND SUBLEASING	708		2	42	OTHER EXPENSES	742	61,606,093,441
9	OTHER INCOME (INCLUDE INCOMES SUBJECT TO PRO	709	9,649,317,625	1	43	TOTAL EXPENSES (35+....+42)	743	80,116,309,428
10	LESS: DEVOLUTIONS, REBATES AND DISCOUNTS	710	(14,609,979,988)	0	44	YEAR (11-34-43)	744	46,091,718,094
11	TOTAL INCOME (1+ +9....+ 10)	711	393,265,683,530.00			INCOME TAX RECONCILIATION		
SALES COSTS						MORE:		
12	INITIAL INVENTORY	712		8	45	UNPAID SOCIAL CONTRIBUTIONS	745	415,355,149
13	NET NATIONAL PURCHASES	713		7	46	RESERVES, PROVISIONS AND ALLOWANCES	746	687,120,732
14	NET FOREIGN PURCHASES	714		6	47	FINES AND PECUNIARY SANCTION	747	
15	TOTAL NET PURCHASES (13+14)	715		5	48	EXPENSES DEDUCTED IN PREVIOUS UNPAID FISCAL YEARS	748	895,168,000
16	TOTAL AVAILABLE MERCHANDISE (12+15)	716		4	49	INCOME TAXED IN PREVIOUS YEARS AND NOT PAID	749	
17	LESS: FINAL INVENTORY	717		3	50	OF DIRECTORS	750	
18	SALES COST SOLD MERCHANDISE (16-17)	718		2	51	DEPRECIATION AND AMORTIZATIO	751	1,233,342,496
19	INITIAL INVENTORY OF RAW MATERIALS	719	14,892,800,829	1	52	OTHER EXPENSES	752	10,639,562,398
20	NET PURCHASES OF RAW MATERIALS	720	197,175,691,004	0	53	PROFIT FOR INFLATION	753	
21	LESS: FINAL INVENTORY OF RAW MATERIALS	721	(13,495,440,261)	9	54	TOTAL (45+....53)	754	13,770,548,775
22	DIRECT LABOR	722	7,128,860,242	8		LESS:		
23	FIRST COST (19+12-21+22)	723	205,701,901,814	7	56	UNCOLLECTED INCOME	756	
24	OTHER REMUNERATION	724	22,325,512,635	6	57	EXPENSES ORIGINATED IN PREVIOUS TERMS AND PAID DURING THE FISCAL YEAR	757	
25	LEVIES	725	1,547,883,293	5	58	DEPRECIATIONS, AMORTIZATIONS AND OTHERS	758	9,523,026,546
26	PURCHASES OF GOODS AND SERVICES	726	19,521,521,304	4	59	LOSS ADJUSTMENT FOR INFLATION	759	21,902,890,577
27	INITIAL INVENTORY OF PRODUCTS IN PROCESS	727	734,104,756	3	60	TOTAL (55+.............+59)	760	31,426,917,123
28	LESS: FINAL INVENTORY OF PRODUCTS IN PROCESS	728	(366,120,269)	2	61	PROFIT OR TAX LOSS (44+54-60)	761	28,436,349,746
29	INITIAL INVENTORY OF FINISHED PRODUCTS	729	8,839,138,003	1	62	LESS MINING ROYALTIES AND OTHER ENRICHMENT NET TAXABLE WITH FEE No. 3 MOVE TO SECTION "C" BOX No.1 ITEMS 144)	762	
30	LESS: FINAL INVENTORY OF FINISHED PRODUCTS	730	(19,514,509,802)	0				
31	SALE COST OF FINISHED PRODUCTS (23+25+26+27+28+29-30)	731	238,128,737,934	9	63			
32	OTHER SALES COSTS	732	28,928,917,074			LESS : INCOME SUBJECT TO PROPORTIONAL TAXES	764	



33	SERVICE COSTS	733		64	ILLEGIBLE	763	28,436,349,746
34	TOTAL SALES COSTS (16+31+32+33)	734	267,057,656,008				

F.- EXTRATERRITORIAL DEMONSTRATIVE STATEMENT OF INCOME, COSTS AND INCOME EXPENSES

		ACCOUNTING DATA				ACCOUNTING DATA
1	INCOME TYPICAL OF THE ACTIVITY	780	0 5	LESS MINING ROYALTIES AND OTHER NET ENRICHMENT (MOVE TO SECTION "C" BOX No.4 TARIFF No.3 ITEMS 406)	786	
2	COSTS	781	9			
3	EXPENSES	782	8 6	LES INCOME SUBJECT TO PROPORTIONAL TAXES	787	
4	TAX INCOME OR LOSS (1-2-3)	785	5			
			7	NET TAX ENRICHMENT OR LOSS (4-5-6) MOVE TO SECTION "C" BOX No. 4 AND IN TARIFF No. 2 ITEMS 401	788	

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

G.- LOSSES FROM PREVIOUS YEARS PENDING COMPENSATION

	FISCAL YEARS		COD	FEE No.2	COD	FEE No.3
1	190 FROM:	UNTIL:	155		156	
2	196 FROM:	UNTIL:	157		158	
3	197 FROM:	UNTIL:	168		169	
4	TOTAL LOSS (MOVE TO SECTION "C" BOX No. 2)		193		194	

H.- TAX REBATES FOR TRANSFER OF SURPLUS OF REBATES FROM PREVIOUS YEARS AND FOR NEW INVESTMENTS IN VENEZUELA

	CONCEPTS	NET AMOUNT		TOTAL REBATES	
1	SURPLUS OF REBATES FOR INVESTMENTS IN OIL ACTIVITIES		861		
2	FOR NEW INVESTMENTS IN OIL ACTIVITIES	6	862		
3	SURPLUS FOR REBATES FROM INVESTMENTS IN OTHER ACTIVITIES		863		
4	FOR NEW INVESTMENTS IN INDUSTRIAL, AGRICULTURE, FISHING OR FISH FARMING AND LIVESTOCK ACTIVITIES	13,417,076,988 20	864	1,341,707,699	6
5	TOTAL REBATES (MOVE THIS TOTAL TO SECTION "C" BOX No. 19)	13,417,076,988	870	1,341,707,699	0

I.- ACCRUED CREDIT FROM DE BUSINESS ASSETS

	FISCAL YEARS		COD	AMOUNT
1	167 FROM:	UNTIL:	212	
2	165 FROM:	UNTIL:	213	
3	166 FROM:	UNTIL:	214	
4	TOTAL SURPLUS (MOVE TO SECTION "C" BOX No.31)			2

J.- TAXES PAID IN EXCESS IN PREVIOUS FISCAL YEARS (NEITHER COMPENSATED NOR REIMBURS

1	245 FISCAL YEAR TAX RETURN- F 07 No.	243		7		
2	246 FISCAL YEAR TAX RETURN- F 07 No.	244		8		
3	TOTAL TX PAID IN EXCESS (1+2) MOVE SECTION "C" BOX No. 38)			241	XXX	9

K.- DEMONSTRATIVE STATEMENT OF... (ILLEGIBLE)

1	PAID TAXES: ROYALTIES	790		4	PAID TAXES: OTHER DIVIDENDS	791	
2	PAID TAXES: MINING DIVIDENDS	791	9	5	PAID TAXES: FORTUITOUS EARNINGS	791	6
3	PAID TAXES: OIL DIVIDENDS	792	8	6	PAID TAXES: NET ENRICHMENT	792	5

SWORN DECLARATION	ACCOUNTANT'S STATEMENT
I SWEAR THAT THE DATA HEREIN HAVE BEEN DETERMINED BASED ON LEGAL PROVISIONS AND EXAMINED BY ME. PLACE: CARACAS DATE: (ILELGIBLE)/MARCH/2006 (ILLEGIBLE) TAXPAYER'S OR TRUE AND LAWFUL ATTORNEY'S SIGNATURE	I JOEL AGUILAR , I.D. CARD No. 7,255,987 DO HEREBY DECLARE THAT THE DATA AND FIGURES HEREIN ARE A TRUE AND EXACT COPY OF THE DATA OBTAINED FROM THE TAXPAYER'S ACCOUNTING BOOKS, AND THAT THEY HAVE BEEN KEPT PURSUANT TO THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CARACAS ON THE DAYS MARCH OF THE YEAR 20062006 No CPC 22324 SIGNATURE: ILLEGIBLE



REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT

NUMERO DECLARACION 1100000860195-1

F-03 (07) No. 0393988

FORMA DPJ 26

DECLARACION DEFINITIVA DE RENTAS Y PAGO PARA PERSONAS JURIDICAS, COMUNIDADES Y SOCIEDADES DE PERSONAS O ACTIVIDADES DE HIDROCARBUROS Y MINAS

República Bolivariana de Venezuela – Ministerio de Finanzas – SENIAT - GRTI – 28 MAR 2006 – Contribuyentes Especiales Región Capital – RECIBIDO

REGISTRO DE INFORMACION FISCAL (RIF) No. RIF: J 0 0 0 2 3 5 3 0 9

NUMERO DE IDENTIFICACION TRIBUTARIA (NIT): 0 0 0 … 8

FECHA: 2006 ABR 28

SI ESTA ES UNA DECLARACION SUSTITUTIVA O COMPLEMENTARIA, INDIQUE EL Nº Y LA FECHA DE LA DECLARACION ANTERIOR F-

EJERCICIO GRAVABLE: DESDE 01 01 05 – HASTA 31 12 05

A.- DATOS DEL CONTRIBUYENTE

RAZON SOCIAL: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

CAMBIO DE DOMICILIO ULTIMAMENTE? SI ☐ NO ☒

DIRECCION DE RESIDENCIA O DOMICILIO FISCAL: AV.FRANCISCO DE MIRANDA TORRE COUNTRY CLUB PISO 12 URB.EL BOSQUE

CIUDAD O LUGAR: CARACAS
ESTADO O ENTIDAD FEDERAL: DTTO. CAPITAL
TELEFONOS: 0212-9012335

ACTIVIDAD ECONOMICA: FABRICA DE PAPEL Y ENVASES DE PAPEL
CODIGO C.I.I.U.: 341126
TIPO DE CONTRIBUYENTE: DOMICILIADO ☒ NO DOMICILIADO ☐
BASE FIJA O ESTABLECIMIENTO PERMANENTE EN VZLA. SI ☒ NO ☐
RENTAS EXENTAS? SI ☐ NO ☒
TIPO DE SOCIEDAD O COMUNIDAD: S.A., C.A., S.R.L. Y SUCURSALES DEL EXTERIOR ☒ / SOC. DE PERSONAS, COMANDITA SIMPLE Y CONSORCIOS ☐ / OTROS ☐
SOCIEDAD SIN FINES DE LUCRO? SI ☐ NO ☒

SI SE LE CONCEDIO PRORROGA PARA DECLARAR INDIQUE: Nº DE RESOLUCION: FECHA: / /

B.- DATOS DEL APODERADO O REPRESENTANTE LEGAL

APELLIDOS Y NOMBRES: DELFINO CARLOS
Nº RIF: V-03659617-8
Nº C.I.: V- 3.659.617
DIRECCION DE RESIDENCIA O DOMICILIO FISCAL: AV/FRANCISCO DE MIRANDA TORRE COUNTRY CLUB PISO 12 URB. EL BOSQUE
CIUDAD O LUGAR: CARACAS
ESTADO O ENTIDAD FEDERAL: DISTRITO CAPITAL
TELEFONOS: 0212-9012335

C.- AUTOLIQUIDACION DEL IMPUESTO

Nº	CONCEPTOS	Casilla	Gravable con Tarifa No. 2	Casilla	Gravable con Tarifa No. 3
1	Fuente Territorial: Enriquecimiento Neto o Pérdida Fiscal (Ver sección E Casilla Nº 64 y Nº 62)	137	28.436.349.746	144	
2	Fuente Territorial: Pérdidas Años Anteriores	173		174	
3	Fuente Territorial: Enriquecimiento Gravable o Pérdida Fiscal (1 - 2)	178	28.436.349.746	170	
4	Fuente Extra Territorial: Enriquecimiento Neto o Pérdida Fiscal	401		406	
5	Renta Neta Mundial Gravable o Pérdida Fiscal (3 + 4)	431	28.436.349.746		
6	Impuesto Determinado según Tarifa Nº 2	785	9.653.658.914		
	ACREDITAMIENTO DE IMPUESTO PROVENIENTE DE FUENTE EXTRANJERA NO PROPORCIONALES	441			
7	Impuesto Acreditable Pagado en el Exterior (Art. 2 Ley ISLR)			442	9.653.658.914
8	Total Impuesto Determinado (después de acreditamiento de impuesto pagado en el exterior) (Si 6 es mayor o igual a 7) — (6 - 7)				
9	Impuesto Determinado Igual a Cero (Si 6 es menor que 7) .... (Item 8 = 0,00)				

Nº	IMPUESTOS PROPORCIONALES	Base Imponible	Impuesto Base Territorial (A)	Impto. Acreditable Pagado Ext. (B)	Impuesto Proporcional a pagar (A - B)
10	Fuente Territorial: Enriquecimiento Gravable	445	446		296
11	Fuente Territorial: Ganancias Fortuitas en especies	455	456	482	483
12	Fuente Extraterritorial: Enriquecimiento Gravable (viene casilla Nº 4, item 406)	460	461	467	468
13	Fuente Extraterritorial: Dividendos Mineros	465	466	472	473
14	Fuente Extraterritorial: Dividendos Petroleros	470	471	477	478
15	Fuente Extraterritorial: Otros Dividendos	475	476	482	483
16	Fuente Extraterritorial: Ganancias Fortuitas	480	481		489

Nº	CONCEPTOS	Casilla	Monto	Casilla	Monto
17	Total Impuesto Proporcional (10 + 11 + 12 + 13 + 14 + 15 + 16)			399	9.653.658.914
18	Total Impuesto Autoliquidado antes de las Rebajas .... (8 + 17)				
	REBAJAS AL IMPUESTO AUTOLIQUIDADO	211	1.341.707.699		
19	Rebajas por Inversiones	234			
20	Otras Rebajas			885	1.341.707.699
21	Total Rebajas (19 + 20)			220	8.311.951.216
22	Total Impuesto del Ejercicio (Si 18 es mayor que 21) .... (18 - 21)				
23	Impuesto del Ejercicio, Igual a Cero (Si 18 es menor que 21) .... (Item 22 = 0,00)				
	ANTICIPOS APLICABLES AL IMPUESTO DEL EJERCICIO	221	329.182.888		
24	Impuestos Retenidos en el Ejercicio	230			
25	Anticipo por Enajenación de Inmuebles	231	9.152.366.926		
26	Anticipo de Impuestos (Declaración Estimada) Planilla Nro. 1100000810021-9	233			
27	Impuesto Pagado en Declaración Sustituida			291	9.480.549.814
28	Total Anticipos (24 + 25 + 26 + 27)			290	
29	Total Impuesto (Si 22 es mayor o igual a 28) .... (22 - 28)			297	1.169.598.599
30	Crédito del Ejercicio (Si 22 es menor que 28) .... (28 - 22)				
	CREDITO DE IMPUESTO ACTIVOS EMPRESARIALES	242			
31	Crédito de Impuesto a los Activos Empresariales Acumulados	243			
32	Créditos de Impuesto a los Activos Empresariales Aplicable en el Ejercicio (monto igual o menor a 29)			244	
33	Total Impuesto después de aplicar Créditos de Activos Empresariales (si 29 es mayor o igual que 32) .... (29 - 32)	245			
34	Créditos de Impuesto a los Activos Empresariales Trasladable para el Ejercicio Siguiente (Si 31 es mayor a 32) .... (31 - 32)				
	COMPENSACIONES	241			
35	Total Impuesto Pagado en Exceso en Ejercicios Anteriores No Compensados / No Reintegrados / No Cedidos	248			
36	Impuesto Pagado en Exceso a Compensar (monto igual o menor 33)			90	
37	Total Impuesto a pagar, después de las Compensaciones (Si 33 es mayor o igual a que 36) .... (33 - 36)			87	1.169.598.599
38	Impuesto Pagado en Exceso no Compensado / no reintegrado más el generado en el ejercicio (35 - 36 + 30)				

VALOR FACIAL Bs. 700,00

QUINTUPLICADO: PARA EL CONTRIBUYENTE

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
SERVICIO NACIONAL INTEGRADO DE ADMINISTRACION ADUANERA Y TRIBUTARIA – Adscrito al Ministerio de Finanzas

PLANILLA DE PAGO
FORMA 26
PARA ABONAR A LA CUENTA DEL TESORO NACIONAL

F-03 (07) No. 0393988

No. RIF: J 0 0 0 2 3 5 3 0 9

No. NIT: 0 0 0 … 8

RAZON SOCIAL: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

PLAN UNICO DE CUENTAS

CODIGO No.	DESCRIPCION DEL CODIGO	MONTO EN Bs.
301030107	IMPUESTO SOBRE LA RENTA PERSONAS JURIDICAS	
301030101	IMPUESTO A EMPRESAS DE HIDROCARBUROS	
301030104	IMPUESTO A EMPRESAS MINERAS	

PERIODO DE PAGO: DESDE 01/01/05 HASTA 31/12/05

FORMA DE PAGO: EFECTIVO 0,00 – BONOS – CERTIFICADO DE REINTEGRO TRIBUTARIO (CERT)

CIUDAD O LUGAR: CARACAS – FIRMA DEL PAGADOR

VALIDACION TERMINAL DEL BANCO RECEPTOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------------

[Letterhead of MANPA]

Messrs.

PRESIDENT AND OTHER MEMBERS OF THE BOARD OF DIRECTORS OF THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.

I, Alejandro Delfino T., in my capacity as Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. , do hereby formally submit the letter to the management issued by the external auditors of Lara, Marambio & Asociados corresponding to he fiscal year ended at December 31, 2005 in compliance with the Standards Related to Periodic or Occasional Information that Needs to be Submitted by People Subject to Control by the National Securities and Exchange Commission.

In this connection, and pursuant to the provisions of Article 3 and Article 5, numeral 2 of the Standards Related to Periodic or Occasional Information that Needs to be Submitted by People Subject to Control by the National Securities and Exchange Commission, and to the provisions of Article 20 of the Capital Market Law, we do hereby request the National Securities and Exchange Commission to keep confidential the information comprised in the abovementioned letter sent to the management.

In Caracas, on the 26th day of April of 2006.

Sincerely,



Alejandro Delfino T. (signed) Illegible.

Executive President.

Phone 0212.901.23.13

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 April 27 PM 3:04. FILE. RECEIVED."-----------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May the 9th, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO HERNANDEZ

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR



RECEIVED
JUN 1 5 2006
199

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

There is a thirty-nine page list with the following information: "Search. Date: April 2006. Date of consult: April 20, 2006." The lists includes seven (7) columns as follows: "Stock Account; Name; Available; Blocked; Securities; Holdings; Yielding (%)."

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 April 28 PM 2:57. FILE. RECEIVED."-------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May the 9th, 2006.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

Fecha:	Abril, 2006
Fecha de Consulta:	CARACAS, 20 DE Abril DE 2006

Cuenta de Valores	Nombre	Disponible	Bloqueado	Valores	Valor en Cartera	Participación (%)
FOO INTERVENIDAS/CANCELADAS	ORSON KRAVITZ VALORES S.A. .	2.000	0.000	2.000	390.000,00	0,00
BANCO MERCANTIL TERCEROS	JOAQUIN FERNANDEZ PEREZ	30.000	0.000	30.000	5.850.000,00	0,00
PDVSA INSTITUCION FONDO DE AHORROS IFA	PDVSA INSTITUCION FONDO DE AHORROS IFA	550.000	0.000	550.000	107.250.000,00	0,02
VALORES VENCRED CASA DE BOLSA, S.A. .	BANCA DE INVERSIONES GRV, C.A.	8.000	0.000	8.000	1.560,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A. .	MYRIAM ALICIA GOMEZ GARCIA	308.000	0.000	308.000	60.060,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A. .	ALBERTO PIERALDI PALACIO	207.770	0.000	207.770	40.515.150,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A. .	GLADYS PIERALDI HADDAD	58.000	0.000	58.000	11.310.000,00	0,00

MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	MEADOWWEED PTE LTD	43.481.924	0.000	43.481.924	8.478.975.180,00	1,89
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	MELETIOS TSOKAS TURLAKI	15.000	0.000	15.000	2.925.000,00	0,00
B.N.H. CASA DE BOLSA, C.A. .	INVERSIONES LATA 28, C.A.	566.390	0.000	566.390	110.446.050,00	0,02
BANCO NACIONAL DE CREDITO C.A BANCO UNIVERSAL	MEGAVAL FON.MUT.INV.CAP. ABIE.ENT. INV.COL.C.A	75.000	0.000	75.000	14.625.000,00	0,00
ECONOINVEST CASA DE BOLSA C.A	BEATRIZ MARIA CARMONA DE HERNANDEZ	3.600	0.000	3.600	702.000,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	FANNY COHEN KOHN	100.000	0.000	100.000	19.500.000,00	0,00

MULTIPLICAS CASA DE BOLSA C.A	JUAN ORLANDO CRESPO	9.722	0.000	9.722	1.895.790,00	0,00
INTERACTIVOS SERVICIOS FINANCIEROS ISF C.A	MONICA AKL AKL UHRI	155.000	0.000	155.000	30.225,00	0,00
ECONOINVEST CASA DE BOLSA C.A	INVERSORA ACDC, C.A.	200.000	0.000	200.000	39.000.000,00	0,00
ECONOINVEST CASA DE BOLSA C.A	RAISA GUERRA MUÑOZ	12.500	0.000	12.500	2.437.500,00	0,00
GONZALO ARANDA PABLO CELIO	JORGE HUGO QUINTANA GOMEZ	1.000	0.000	1.000	195.000,00	0,00
CUADRA Y DEGWITZ CASA DE BOLSA S.A	MIKEL ARECHAVALETTA ARRIEN	36.560	0.000	36.560	7.129.200,00	0,00
FONDO COMUN CASA DE BOLSA C.A	JORGE ADRIAN TEHLIKIAN CAVALERO	4.780	0.000	4.780	932.100,00	0,00
U21 CASA DE BOLSA C.A	JOSE GABRIEL ESPINOZA NAVARRO	5.325	0.000	5.325	1.038.375,00	0,00
CITIBANK N.A	FONDO MUTUAL DE VENEZUELA FONDO MUTUAL DE INVERSION DE CAPITAL ABIERTO S.A.	1.821.608	0.000	1.821.608	355.213.560,00	0,07

MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	ALFONSO ANTONIO DAVILA HERNANDEZ	10.000	0.000	10.000	1.950.000,00	0,00
MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	JOSE RICARDO CORTEZ QUANTIP	50.000	0.000	50.000	9.750.000,00	0,00
INVERUNIÓN S.A CASA DE BOLSA	INVERUNIÓN S.A CASA DE BOLSA	1.840.000	0.000	1.840.000	358.800.000,00	0,08
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	IBRAHIM JOSE VELUTINI SOSA	63.648	0.000	63.648	12.411.360,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	RAUL DE ANDRADE ABREU	5.740	0.000	5.740	1.119.300,00	0,00
INTERSEC CASA DE BOLSA, C.A	HERMAN ALBERTO SCHOLTZ GONZALEZ	2.000	0.000	2.000	390.000,00	0,00
MULTIPLICAS CASA DE BOLSA C.A	OSCAR BAIZ ANDRADE	18.000	0.000	18.000	3.510.000,00	0,00

BBO CASA DE BOLSA C.A	JENNY MILAGROS VIVAS PACHECO	1.380	0.000	1.380	269.100,00	0,00
BOD VALORES CASA DE BOLSA C.A	JAIME BENITEZ ARREAZA	25.760	0.000	25.760	5.023.200,00	0,00
BOD VALORES CASA DE BOLSA C.A	LUIS HUMBERTO MATOS SALERNI	2.780	0.000	2.780	542.100,00	0,00
BANVALOR CASA DE BOLSA C.A	JESUS ROLANDO ELBITTAR CESIN	10.000	0.000	10.000	1.950.000,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	DEPOSITARIA DE VALORES Y ACCIONES, C.A.	124.000	0.000	124.000	24.180,00	0,00
LA PRIMERA CASA DE BOLSA C.A	LUIS GUILLERMO LOPEZ RODRIGUEZ	6.015	0.000	6.015	1.172.925,00	0,00
U21 CASA DE BOLSA C.A	GREGORIO LLORENTE CHICOTE	21.900	0.000	21.900	4.270.500,00	0,00
MULTINVEST CASA DE BOLSA, C.A .	JIAYONG WANG	10.000	0.000	10.000	1.950.000,00	0,00
FINANCORP VALORES CASA DE BOLSA C.A	JHONY DE JESUS ZAFRA RAMIREZ	353.507	0.000	353.507	68.933.865,00	0,01
BBO CASA DE BOLSA C.A	GILBERTO MEWA MORENO	10.000	0.000	10.000	1.950.000,00	0,00

ECONOINVEST CASA DE BOLSA C.A	ECONOINVEST CASA DE BOLSA C.A	3.847.106	0.000	3.847.106	750.185.670,00	0,16
ECONOINVEST CASA DE BOLSA C.A	MARIA CLARA LECUNA BUENO	20.000	0.000	20.000	3.900.000,00	0,00
ECONOINVEST CASA DE BOLSA C.A	MARITZA MESZAROS REYES	11.665	0.000	11.665	2.274.675,00	0,00
U21 CASA DE BOLSA C.A	NOVEDADES DEL HOGAR 251,C.A	100.000	0.000	100.000	19.500.000,00	0,00
U21 CASA DE BOLSA C.A	EQUIPOS FITMASTER 454,C.A	12.500	0.000	12.500	2.437.500,00	0,00
U21 CASA DE BOLSA C.A	ALFONSO PRISCO FALCIANI	30.000	0.000	30.000	5.850.000,00	0,00
FIVENCA CASA DE BOLSA C.A	ZWI HENRIQUE FUHRMAN ROTH	249.300	0.000	249.300	48.613.500,00	0,01
GONZALO ARANDA PABLO CELIO	LUIS FERNANDO CASTRO GOMEZ	100.000	0.000	100.000	19.500.000,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A. .	JOSE ANTONIO REBOLLEDO LUGO	90.000	0.000	90.000	17.550,00	0,00
CASA DE BOLSA DEL CARIBE C.A	PETER GRAHAM THOMSON	35.000	0.000	35.000	6.825.000,00	0,00
BESTINVEST CASA DE BOLSA, C.A	CARLOS ALBERTO NAGEL MARKOVIC	1.524.800	0.000	1.524.800	297.336.000,00	0,06
U21 CASA DE BOLSA C.A	U21 CASA DE BOLSA C.A	768.000	0.000	768.000	149.760.000,00	0,03

CORINVEST CASA DE BOLSA, C.A. .	CREACIONES RACAM, S.A. .	100.000	0.000	100.000	19.500.000,00	0,00
ASOCIACION CIVIL APJ-PDV .	ASOCIACION CIVIL APJ-PDV .	996.722	0.000	996.722	194.360.790,00	0,04
INTERSEC CASA DE BOLSA, C.A	MARENA, R.S.L.	55.672	0.000	55.672	10.856.040,00	0,00
INTERBURSA CASA DE BOLSA C.A	INTERBURSA CASA DE BOLSA C.A	4.916.870	0.000	4.916.870	958.789.650,00	0,21
INTERBURSA CASA DE BOLSA C.A	VALORES MERCO C.A .	1.500	0.000	1.500	292.500,00	0,00
INTERBURSA CASA DE BOLSA C.A	JUAN ARMANDO MACHADO	240.318	0.000	240.318	46.862.010,00	0,01
INTERBURSA CASA DE BOLSA C.A	HERMANN WALTER DEMKE NIESSEN	200.000	0.000	200.000	39.000.000,00	0,00
INTERBURSA CASA DE BOLSA C.A	WING CHEE CHANG SHUM	10.000	0.000	10.000	1.950.000,00	0,00
INTERBURSA CASA DE BOLSA C.A	HUBERT ALBERTO LITVACK FUENTES	600.000	0.000	600.000	117.000,00	0,00
INTERBURSA CASA DE BOLSA C.A	JOAQUIN EMIGDIO VERA GONZALEZ	195.000	0.000	195.000	38.025.000,00	0,00
ECONOINVEST CASA DE BOLSA C.A	MANFREED BERNITZ LOHT	70.000	0.000	70.000	13.650.000,00	0,00
ECONOINVEST CASA DE BOLSA C.A	INVERSORA FERIBASAN,C.A. .	5.000	0.000	5.000	975.000,00	0,00

ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	JUAN CARLOS CHRISTIANSEN FREITES	33.000	0.000	33.000	6.435.000,00	0,00
B.N.H. CASA DE BOLSA, C.A. .	CARLOS GHAZAL KHAWAJA	5.000	0.000	5.000	975.000,00	0,00
PROVINCIAL CASA DE BOLSA, C.A. .	JORGE HERNAN CACERES FLORES	298.000	0.000	298.000	58.110,00	0,00
PROVINCIAL CASA DE BOLSA, C.A. .	EDILIA VICTORIA GOMEZ DE MARTINEZ	5.000	0.000	5.000	975.000,00	0,00
PROVINCIAL CASA DE BOLSA, C.A. .	LEOPOLDO AUGUSTO MONTERREY MULLER	10.000	0.000	10.000	1.950.000,00	0,00
PROVINCIAL CASA DE BOLSA, C.A. .	ANALISA GLADYS DRIUSSI FABRO	3.400	0.000	3.400	663.000,00	0,00
PROVINCIAL CASA DE BOLSA, C.A. .	JOSE ALBERTO PEREZ CASTILLO	15.000	0.000	15.000	2.925.000,00	0,00
PROVINCIAL CASA DE BOLSA, C.A. .	PEDRO JOSE ROMERO RODRIGUEZ	11.800	0.000	11.800	2.301.000,00	0,00
PROVINCIAL CASA DE BOLSA, C.A. .	JOSIE GERMAN SABINO PEÑA	2.174	0.000	2.174	423.930,00	0,00
VALORES SANTANDER CASA DE BOLSA C.A.	MARC ALAIN MOESGEN	30.400	0.000	30.400	5.928.000,00	0,00

ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	ROBERTO ANTONIO CHUMACEIRO DIAZ	60.708	0.000	60.708	11.838.060,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	VIVIANNE DELFINO GOMEZ	100.000	0.000	100.000	19.500.000,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	MANUEL OSCAR PAZOS RAICES	6.500	0.000	6.500	1.267.500,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	SIGFRIDO DOLMAN CLAUDIO	112.000	0.000	112.000	21.840.000,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	SOCORRO DEL PILAR ALBAN SALAZAR	40.984	0.000	40.984	7.991.880,00	0,00

ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	LUIS ERNESTO CHRISTIANSEN NIELSEN	1.620.610	0.000	1.620.610	316.018.950,00	0,07
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	OMAR RICARDO GOMEZ CASTANEDA	1.500	0.000	1.500	292.500,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	MARIA JOSEFINA RODRIGUEZ DE LOVERA	232.900	0.000	232.900	45.415.500,00	0,01
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	LEON MAURICE BENATAR SHAMIS	100.000	0.000	100.000	19.500.000,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	ARIEL EDUARDO PRAT PINEDO	5.000	0.000	5.000	975,00	0,00

ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	INVERSIONES 84709 C.A.	777.793	0.000	777.793	151.669.635,00	0,03
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	12.569.867	0.000	12.569.867	2.451.124.065,00	0,54
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	REINHOLD BIELINSKI MARKOWICZ	2.000	0.000	2.000	390.000,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	MARIA ELENA PARRA PARDI	44.000	0.000	44.000	8.580.000,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	NAPOLEON FERNANDO RAMOS RAMIREZ	130.910	0.000	130.910	25.527.450,00	0,00

INTERACCIONES CASA DE BOLSA C.A	INTERTRUST CASA DE BOLSA, S.A.	11.824	0.000	11.824	2.305.680,00	0,00
INTERACCIONES CASA DE BOLSA C.A	RAFAEL ANDONEGUI MILLAN	220.000	0.000	220.000	42.900,00	0,00
INTERACCIONES CASA DE BOLSA C.A	LUISA MARIA FRANCESCHI BALAN	25.000	0.000	25.000	4.875.000,00	0,00
INTERACCIONES CASA DE BOLSA C.A	FRANCESCO GALLO PEPE	35.000	0.000	35.000	6.825.000,00	0,00
INTERACCIONES CASA DE BOLSA C.A	NANCY COROMOTO JACINTO CHIRINOS	47.450	0.000	47.450	9.252.750,00	0,00
INTERACCIONES CASA DE BOLSA C.A	MARIELA ALVAREZ GONZALEZ	10.100	0.000	10.100	1.969.500,00	0,00
LA PRIMERA CASA DE BOLSA C.A	RAFAEL ANDONEGUI MILLAN	17.461	0.000	17.461	3.404.895,00	0,00
LA PRIMERA CASA DE BOLSA C.A	HIGINIO CASTELAO MORENO	14.000	0.000	14.000	2.730.000,00	0,00
LA PRIMERA CASA DE BOLSA C.A	ISABEL CARLOTA PENZINI MARTINEZ	3.750	0.000	3.750	731.250,00	0,00
LA PRIMERA CASA DE BOLSA C.A	PEDRO IGNACIO PENZINI MARTINEZ	3.750	0.000	3.750	731.250,00	0,00

BBO CASA DE BOLSA C.A	GALLIANO WALTER SERAFIN PERUCH COSTA	796.875	0.000	796.875	155.390.625,00	0,03
BBO CASA DE BOLSA C.A	SELMA MARIA OLIVARES CALATRAVA	33.850	0.000	33.850	6.600.750,00	0,00
BBO CASA DE BOLSA C.A	OSCAR EDUARDO SABATER LANDER	450.000	0.000	450.000	87.750,00	0,00
BBO CASA DE BOLSA C.A	PAOLO CAPPELLIN LUCADELLO	100.000	0.000	100.000	19.500.000,00	0,00
BBO CASA DE BOLSA C.A	CARLOS ALBERTO ROJAS TORRES	25.000	0.000	25.000	4.875.000,00	0,00
INTERVALORES CASA DE BOLSA C.A	PORTAFOLIO DE INVERS.PETROLER A DIVE RSIFICADA PDVS	68.200	0.000	68.200	13.299.000,00	0,00
CUADRA Y DEGWITZ CASA DE BOLSA S.A	LORENZO ILIJA BRISA	1.078.650	0.000	1.078.650	210.336.750,00	0,04
CUADRA Y DEGWITZ CASA DE BOLSA S.A	SALVADOR FRANCISCO SCOTTI MATA	24.700	0.000	24.700	4.816.500,00	0,00
CUADRA Y DEGWITZ CASA DE BOLSA S.A	PATRICIA CUADRA LARRAÑAGA	50.800	0.000	50.800	9.906.000,00	0,00
INTERACCIONES CASA DE BOLSA C.A	INTERACCIONES CASA DE BOLSA C.A	208.989	0.000	208.989	40.752.855,00	0,00

VALORES VENCRED CASA DE BOLSA, S.A.	INVERSIONES EL DURAZNO,C.A	150.000	0.000	150.000	29.250.000,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A.	REPRESENTACIONES JORIEMAR, C.A.	46.400	0.000	46.400	9.048.000,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A.	ADORACION RODERO OLAY	331.000	0.000	331.000	64.545,00	0,00
FINANCORP VALORES CASA DE BOLSA C.A	FINANCORP VALORES CASA DE BOLSA C.A	36.401	0.000	36.401	7.098.195,00	0,00
FINANCORP VALORES CASA DE BOLSA C.A	INVERSORA BENAZOLVE, C.A.	30.000	0.000	30.000	5.850.000,00	0,00
FINANCORP VALORES CASA DE BOLSA C.A	LARISA GILJEW DE DEVOST	100.000	0.000	100.000	19.500.000,00	0,00
FINANCORP VALORES CASA DE BOLSA C.A	SERGIO RAUL BRACHO BETANCOURT	6.000	0.000	6.000	1.170.000,00	0,00
FINANCORP VALORES CASA DE BOLSA C.A	ANA ISABEL LLOVERA PULGAR	23.500	0.000	23.500	4.582.500,00	0,00
BBO CASA DE BOLSA C.A	BBO CASA DE BOLSA C.A	100.000	0.000	100.000	19.500.000,00	0,00
BBO CASA DE BOLSA C.A	INFORMATICA PARA LA PRODUCTIVIDAD, C.A.	8.000	0.000	8.000	1.560.000,00	0,00

ECONOINVEST CASA DE BOLSA C.A	MARIOLGA DIAZ DELFINO	177.454	0.000	177.454	34.603.530,00	0,00
ECONOINVEST CASA DE BOLSA C.A	CARLOS VEDA GUANCHEZ DIAZ	2.821	0.000	2.821	550.095,00	0,00
VALORES PANAFIN C.A	INVERSORA CORRALITO S.A.	4.000	0.000	4.000	780.000,00	0,00
VALORES PANAFIN C.A	JOSE ALBERTO FEBRES PEREZ	4.820	0.000	4.820	939.900,00	0,00
GONZALO ARANDA PABLO CELIO	BERNARDINO GOMES DA CONCEICAO	5.000	0.000	5.000	975.000,00	0,00
GONZALO ARANDA PABLO CELIO	FREDDY ARBEL RODRIGUEZ YAJURE	100.000	0.000	100.000	19.500.000,00	0,00
GONZALO ARANDA PABLO CELIO	JESUS ALIRIO SEIJAS CASTILLO	3.500	0.000	3.500	682.500,00	0,00
GONZALO ARANDA PABLO CELIO	CARMEN JOSEFINA MAYORA CEBALLOS	1.000	0.000	1.000	195.000,00	0,00
GONZALO ARANDA PABLO CELIO	JUAN CARLOS SCARPONE RANTE	5.000	0.000	5.000	975.000,00	0,00
BANCO PROVINCIAL S.A BANCO UNIVERSAL	CREDIT SUISSE	303.000	0.000	303.000	59.085.000,00	0,01
VALORES VENCRED CASA DE BOLSA, S.A. .	INVERSIONES MELOCOTON,C.A.	546.586	0.000	546.586	106.584.270,00	0,02

INTERSEC CASA DE BOLSA, C.A	GONZALO GOMEZ BERTOLINI	100.000	0.000	100.000	19.500.000,00	0,00
INTERBURSA CASA DE BOLSA C.A	EUGENIO DI MARCO DI LORETO	22.000	0.000	22.000	4.290.000,00	0,00
INTERBURSA CASA DE BOLSA C.A	IVAN ANTONIO MARQUEZ BUSTAMANTE	1.200	0.000	1.200	234.000,00	0,00
FONDO COMUN CASA DE BOLSA C.A	ELKIN DE JESUS MONTOYA CORREA	19.882	0.000	19.882	3.876.990,00	0,00
CAPITAL MULTIPLE 59 CASA DE BOLSA C.A	MARITZA COROMOTO MATOS DE FELDMAN	5.000	0.000	5.000	975.000,00	0,00
ECONOINVEST CASA DE BOLSA C.A	PEAVEY DE VENEZUELA, C.A.	56.800	0.000	56.800	11.076.000,00	0,00
ECONOINVEST CASA DE BOLSA C.A	FONDO DE AHORRO DE INELECTRA	50.000	0.000	50.000	9.750.000,00	0,00
ECONOINVEST CASA DE BOLSA C.A	RAFAEL PULIDO OCIDE	14.700	0.000	14.700	2.866.500,00	0,00
ECONOINVEST CASA DE BOLSA C.A	EDMUNDO ALCIDES RUIZ ESPINOSA	10.500	0.000	10.500	2.047.500,00	0,00
ECONOINVEST CASA DE BOLSA C.A	SILVIA MARGARITA DIAZ DE FARO	177.454	0.000	177.454	34.603.530,00	0,00
ECONOINVEST CASA DE BOLSA C.A	RAFAEL JOSE DIAZ DELFINO	4.000	0.000	4.000	780,00	0,00

ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	TIBISAY VICTORIA PULIDO MELCAN	13.000	0.000	13.000	2.535.000,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	PABLO ISAAC ROJAS GUZMAN	26.200	0.000	26.200	5.109.000,00	0,00
VALORES SANTANDER CASA DE BOLSA C.A.	ALFONZO ALMEIDA MARTINS	20.000	0.000	20.000	3.900.000,00	0,00
GLOBAL MARKET	INVERSORA RIVASA,C.A,	5.250	0.000	5.250	1.023.750,00	0,00
CORINVEST CASA DE BOLSA, C.A. .	ALVARO PEREZ LLAMAZARES	5.000	0.000	5.000	975.000,00	0,00
CORINVEST CASA DE BOLSA, C.A. .	FRANCISCO AGUSTIN HERNANDEZ MENDOZA	191.738	0.000	191.738	37.388.910,00	0,00
CORINVEST CASA DE BOLSA, C.A. .	FRANCISCO JOSE CHRISTIANSEN FREITES	19.000	0.000	19.000	3.705.000,00	0,00
INTERSEC CASA DE BOLSA, C.A	PIETER GERARD VAN DAM ADRIAAN	412.195	0.000	412.195	80.378.025,00	0,01

ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	JOSE MONTULL MASIP	110.000	0.000	110.000	21.450.000,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	FONDO DE AHORRO DE INELECTRA	326.500	0.000	326.500	63.667.500,00	0,01
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	SANTIAGO GERARDO PETIT ORTIZ	17.934	0.000	17.934	3.497.130,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	PEDRO VICENTE GUEVARA SANCHEZ	60.000	0.000	60.000	11.700.000,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	RAFAEL DEUTSCH HOLLO	120.700	0.000	120.700	23.536.500,00	0,00

INTERVALORES CASA DE BOLSA C.A	GRISANTI CAPRILES	100.000	0.000	100.000	19.500.000,00	0,00
CUADRA Y DEGWITZ CASA DE BOLSA S.A	JOSE ANTONIO SALVADOR PELAY	35.000	0.000	35.000	6.825.000,00	0,00
CUADRA Y DEGWITZ CASA DE BOLSA S.A	ENRIQUE SITGES LAPEÑA	50.000	0.000	50.000	9.750.000,00	0,00
CUADRA Y DEGWITZ CASA DE BOLSA S.A	ITZIAR ZUBELDIA DE VEGAS	70.000	0.000	70.000	13.650.000,00	0,00
CUADRA Y DEGWITZ CASA DE BOLSA S.A	IÑAKI LEIZAOLA LARTITEGUI	656.000	0.000	656.000	127.920.000,00	0,02
INTERACCIONES CASA DE BOLSA C.A	GIOVANNI SANZONE PALMINTERI	25.000	0.000	25.000	4.875.000,00	0,00
INTERACCIONES CASA DE BOLSA C.A	ANTONIO CARLOS PIFANO GOMEZ	2.000	0.000	2.000	390.000,00	0,00
CEDEL CASA DE BOLSA,C.A	HORACIO DANIEL GALAN MALAGA	130.536	0.000	130.536	25.454.520,00	0,00
LA PRIMERA CASA DE BOLSA C.A	LUDOVIC FRANCOIS GILLIS	60.000	0.000	60.000	11.700.000,00	0,00
LA PRIMERA CASA DE BOLSA C.A	JOSE LUIS PERISSE SEOANE	15.000	0.000	15.000	2.925.000,00	0,00

MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	EDGARDO ZERPA ARVELO	12.000	0.000	12.000	2.340.000,00	0,00
MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	ANTONIO FELIPE DIAZ FRIAS	4.550	0.000	4.550	887.250,00	0,00
MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	GIUSEPPE GIULIANO AURICCHIO	2.000	0.000	2.000	390.000,00	0,00
MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	MANUEL EDUARDO SOARES BARRIOS	20.000	0.000	20.000	3.900.000,00	0,00
MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	DIANA MORELLA ISTURIZ RODRIGUEZ	8.000	0.000	8.000	1.560.000,00	0,00
INTERVALORES CASA DE BOLSA C.A	JOSE ALBERTO MELIAN TRUJILLO	130.000	0.000	130.000	25.350.000,00	0,00

MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	FERNANDO ALBERTO GABALDON RONCAYOLO	19.500	0.000	19.500	3.802.500,00	0,00
MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	RAFAEL ARTURO GARCIA	1.000	0.000	1.000	195.000,00	0,00
MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	GLADYS CLEMENCIA VALERO CONTRERAS	4.200	0.000	4.200	819.000,00	0,00
MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	NILO EUGENIO PEREZ HERNANDEZ	42.000	0.000	42.000	8.190.000,00	0,00
MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	FRANCO BELLINI MARIN	54.000	0.000	54.000	10.530.000,00	0,00

C.A	SALAS	25.000	0.000	25.000	4.875.000,00	0,00
BBO CASA DE BOLSA C.A	ALEJANDRO RODRIGUEZ ALVAREZ	1.000	0.000	1.000	195.000,00	0,00
INCORP CASA DE BOLSA C.A	HERMAN MUTIS VAN SCHERMBEEK	275.976	0.000	275.976	53.815.320,00	0,01
MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	RICARDO ALFONSO LOPEZ	7.450	0.000	7.450	1.452.750,00	0,00
MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	SIMON MEDINA ORTEGA	33.650	0.000	33.650	6.561.750,00	0,00
MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	JOSE MARINE FERRE	2.000	0.000	2.000	390.000,00	0,00
MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	ALFREDO JUVENAL ANZOLA GOLDING	125.000	0.000	125.000	24.375.000,00	0,00

GONZALO ARANDA PABLO CELIO	GERARDO ACOSTA NAVA	23.500	0.000	23.500	4.582.500,00	0,00
GONZALO ARANDA PABLO CELIO	MARISOL COROMOTO HERNANDEZ CEPEDA	2.000	0.000	2.000	390.000,00	0,00
GONZALO ARANDA PABLO CELIO	ROSA MARIA ALVAREZ EXPOSITO	5.000	0.000	5.000	975.000,00	0,00
GONZALO ARANDA PABLO CELIO	ALEXANDER ANTONIO GRATEROL GARCIA	200.000	0.000	200.000	39.000,00	0,00
GONZALO ARANDA PABLO CELIO	JOAO MANUEL GONCALVES	600.000	0.000	600.000	117.000,00	0,00
FOO INTERVENIDAS/CANCELADAS	CARLOS FELIPE MENDEZ MENDEZ	10.896	0.000	10.896	2.124.720,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A.	ALFREDO EDUARDO SANDOVAL PEREZ	11.600	0.000	11.600	2.262.000,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A.	JUANA CRISTINA MARTINEZ G.DE THOMSON	53.441	0.000	53.441	10.420.995,00	0,00
FINANCORP VALORES CASA DE BOLSA C.A	ELKIN DE JESUS MONTOYA CORREA	299.559	0.000	299.559	58.414.005,00	0,01
BBO CASA DE BOLSA C.A	HAYDEE JOSEFINA ALVAREZ DE RODRIGUEZ	2.618.940	0.000	2.618.940	510.693.300,00	0,11

ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	JUAN ANTONIO LOVERA RODRIGUEZ	5.655	0.000	5.655	1.102.725,00	0,00
PROVINCIAL CASA DE BOLSA, C.A. .	PEDRO JOSE SOTO APONTE	39.000	0.000	39.000	7.605.000,00	0,00
CORINVEST CASA DE BOLSA, C.A. .	MARIA ALEJANDRA MAGUHN TOLEDO	5.000	0.000	5.000	975.000,00	0,00
INTERBURSA CASA DE BOLSA C.A	INVERSIONES TEDEA C.A. .	78.750	0.000	78.750	15.356.250,00	0,00
MULTIPLICAS CASA DE BOLSA C.A	ABBOUD DREKHA KHARRAK	87.300	0.000	87.300	17.023.500,00	0,00
ECONOINVEST CASA DE BOLSA C.A	REPRESENTACIONES REAL TESORO,C.A. .	5.000	0.000	5.000	975.000,00	0,00
ECONOINVEST CASA DE BOLSA C.A	GRACIELA MORANTES DE GONZALEZ	2.500	0.000	2.500	487.500,00	0,00
UNO VALORES CASA DE BOLSA CA	LUIS ALFONSO OBERTO ANSELMI	3.738.959	0.000	3.738.959	729.097.005,00	0,16
U21 CASA DE BOLSA C.A	MARINA FELICITA FIORAVANTI DE SANCTIS	2.000	0.000	2.000	390.000,00	0,00
GONZALO ARANDA PABLO CELIO	HAROON ABRAHIM KATOON	3.000	0.000	3.000	585.000,00	0,00

ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	ISMAEL JOSE RUIZ ALMANDOZ	73.000	0.000	73.000	14.235.000,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	JOSE ALBERTO SANCHEZ DIAZ	43.500	0.000	43.500	8.482.500,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	JUAN ANTONIO LOVERA VEGAS	1.744.272	0.000	1.744.272	340.133.040,00	0,07
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	ALBERTO JOSE DELFINO THORMAHLEN	4.800.000	0.000	4.800.000	936.000.000,00	0,20
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	INES PARRA WALLIS	125.000	0.000	125.000	24.375,00	0,00

INTERACCIONES CASA DE BOLSA C.A	INVERSIONES HOPLITA,C.A.	160.000	0.000	160.000	31.200.000,00	0,00
INTERACCIONES CASA DE BOLSA C.A	INVERSIONES SAN NICOLAS DE BARI C.A	3.665.471	0.000	3.665.471	714.766.845,00	0,15
INTERACCIONES CASA DE BOLSA C.A	JURIS VITOLS RIEKSTINS	40.100	0.000	40.100	7.819.500,00	0,00
INTERACCIONES CASA DE BOLSA C.A	MARIA AUXILIADORA GONZALEZ DE VITOLS	25.300	0.000	25.300	4.933.500,00	0,00
INTERACCIONES CASA DE BOLSA C.A	TITO ARGENIS DAZA GADEA	3.600	0.000	3.600	702.000,00	0,00
LA PRIMERA CASA DE BOLSA C.A	HANS WALTER LEFELD BURGUILLOS	1.065.000	0.000	1.065.000	207.675.000,00	0,04
LA PRIMERA CASA DE BOLSA C.A	MARIANELA RODRIGUEZ MARCIALES	10.778	0.000	10.778	2.101.710,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	VETA HOLDINGS A.V.V.	28.700	0.000	28.700	5.596.500,00	0,00

VALORES VENCRED CASA DE BOLSA, S.A.	MARCO PAMATO CHILESE	1.000	0.000	1.000	195.000,00	0,00
BBO CASA DE BOLSA C.A	INVERSIONES TEDEA C.A.	5.615	0.000	5.615	1.094.925,00	0,00
BBO CASA DE BOLSA C.A	JOSE ANTONIO ALVAREZ RODRIGUEZ	20.000	0.000	20.000	3.900.000,00	0,00
CUADRA Y DEGWITZ CASA DE BOLSA S.A	CORPORACION CARMEL, C.A.	450.000	0.000	450.000	87.750.000,00	0,01
CUADRA Y DEGWITZ CASA DE BOLSA S.A	MARIA EUGENIA MAURY RODRIGUEZ	500.000	0.000	500.000	97.500.000,00	0,02
CUADRA Y DEGWITZ CASA DE BOLSA S.A	MARIA DE LOURDES MAURY RODRIGUEZ	1.309.328	0.000	1.309.328	255.318.960,00	0,05
CUADRA Y DEGWITZ CASA DE BOLSA S.A	EDUARDO HENRIQUE LANDER SUCRE	20.000	0.000	20.000	3.900.000,00	0,00
CUADRA Y DEGWITZ CASA DE BOLSA S.A	RAFAEL ENRIQUE ONOFRE BRICEÑO BRUZUAL	83.000	0.000	83.000	16.185.000,00	0,00
INVERUNIÓN S.A CASA DE BOLSA	FERNANDO JOSE DELGADO SORONDO	3.000	0.000	3.000	585.000,00	0,00
INTERACCIONES CASA DE BOLSA C.A	INVERSIONES CARAMAY C.A.	52.794	0.000	52.794	10.294.830,00	0,00

VALORES VENCRED CASA DE BOLSA, S.A. .	JUAN BAUTISTA CAZAUBON ROJAS	20.000	0.000	20.000	3.900.000,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A. .	EDWARD JOHN ELLIS ALVAREZ DE LUGO	3.601.515	0.000	3.601.515	702.295.425,00	0,15
VALORES VENCRED CASA DE BOLSA, S.A. .	JORGE JAVIER GOMEZ RIVERA	1.000.000	0.000	1.000.000	195.000.000,00	0,04
VALORES VENCRED CASA DE BOLSA, S.A. .	JOAQUIN FERNANDO DA COSTA MONTEIRO	1.764	0.000	1.764	343.980,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A. .	FERNANDO HERMOGENES LOPEZ GARCIA	35.000	0.000	35.000	6.825.000,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A. .	ADRIANA DIAZ GUEVARA	2.000.000	0.000	2.000.000	390.000.000,00	0,08
VALORES VENCRED CASA DE BOLSA, S.A. .	JORGE JUAN GARCIA ALVAREZ	11.250	0.000	11.250	2.193.750,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A. .	ANGELO STELLA MARTELLOTTI	257.900	0.000	257.900	50.290.500,00	0,01
VALORES VENCRED CASA DE BOLSA, S.A. .	ALESSANDRO SPIOTTA GARCIA	9.400	0.000	9.400	1.833.000,00	0,00

VALORES VENCRED CASA DE BOLSA, S.A. .	VALORES VENCRED CASA DE BOLSA, S.A. .	15.200	0.000	15.200	2.964.000,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A. .	TULIA MENDOZA VELUTINI	68.000	0.000	68.000	13.260.000,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A. .	CARLO ANTONIO GIORDANI DI LIVIO	10.000	0.000	10.000	1.950.000,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A. .	REINALDO ALBERTO PARRA FEBRES	10.000	0.000	10.000	1.950.000,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A. .	EGON WLODARCZYK SCHMIDEK	2.500	0.000	2.500	487.500,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A. .	ISMAEL JOSE RUIZ ALMANDOZ	43.080	0.000	43.080	8.400.600,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A. .	FERNANDO PAPARONI MICALE	21.000	0.000	21.000	4.095.000,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A. .	MARIA EUGENIA FRIAS DE RUIZ	18.000	0.000	18.000	3.510.000,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A. .	OSIRIS YAISAGE HERNADEZ DE AVILA	5.964	0.000	5.964	1.162.980,00	0,00

ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	FEDERICO FERNANDEZ PALAZZI	126.900	0.000	126.900	24.745.500,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	PEDRO PACIENTE ALVAREZ GONZALEZ	11.200	0.000	11.200	2.184.000,00	0,00
VALORES SANTANDER CASA DE BOLSA C.A.	REPRESENTACIONES ALGHI; C.A.	10.800	0.000	10.800	2.106.000,00	0,00
VALORES SANTANDER CASA DE BOLSA C.A.	SERVICIOS ALVAREZ Y ARIAS C.A.	7.200	0.000	7.200	1.404.000,00	0,00
INTERBURSA CASA DE BOLSA C.A	SILVIA THERESIA HODEL BAUMANN	12.150	0.000	12.150	2.369.250,00	0,00
INTERBURSA CASA DE BOLSA C.A	JIMMY JOSE PEREZ MATUTE	10.000	0.000	10.000	1.950.000,00	0,00
INTERBURSA CASA DE BOLSA C.A	CARLOS EDUARDO GARCIA RUIZ	2.500	0.000	2.500	487.500,00	0,00
U21 CASA DE BOLSA C.A	BLANCA ESTELA GRANADO DE URICH	11.000	0.000	11.000	2.145.000,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A. .	IAN BARAC VAINBERG	180.863	0.000	180.863	35.268.285,00	0,00

GONZALO ARANDA PABLO CELIO	ALBERTO ANTONIO PEREZ CEDEÑO	28.000	0.000	28.000	5.460,00	0,00
GONZALO ARANDA PABLO CELIO	RAUL MARCIAL GARMENDIA HOYOS	12.000	0.000	12.000	2.340.000,00	0,00
FONDO DE GARANTIAS Y PROTECCIÓN BANCARIA (FOGADE)	FONDO DE GARANTIAS Y PROTECCIÓN BANCARIA (FOGADE)	30.912	0.000	30.912	6.027.840,00	0,00
FONDO COMUN CASA DE BOLSA C.A	FONDO COMUN C.A, BANCO UNIVERSAL	10.000	0.000	10.000	1.950.000,00	0,00
BANCO DE VENEZUELA S.A, BANCO UNIVERSAL	SANTANDER-VZLA PORTAFOLIO DIV DE INV. FM DE I. C.A.	1.110.096	0.000	1.110.096	216.468.720,00	0,04
BBO CASA DE BOLSA C.A	ALBERTO OLIVARES HERIZE	1.000.000	0.000	1.000.000	195.000.000,00	0,04
CUADRA Y DEGWITZ CASA DE BOLSA S.A	JOSE ANTONIO LEON	500.000	0.000	500.000	97.500.000,00	0,02
INTERACCIONES CASA DE BOLSA C.A	YOLANDA MARGARITA MICO DE CARDENAS	570.402	0.000	570.402	111.228.390,00	0,02
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	FUNDACION CARLOS DELFINO FUND.CARLOS DELFINO	1.033.015	0.000	1.033.015	201.437.925,00	0,04

CAPITAL MULTIPLE 59 CASA DE BOLSA C.A	ZORAIDA NAVARRO PRADA	6.000	0.000	6.000	1.170.000,00	0,00
ECONOINVEST CASA DE BOLSA C.A	INVERSIONES E INMUEBLES MARUANTA,CA .	68.000	0.000	68.000	13.260.000,00	0,00
ECONOINVEST CASA DE BOLSA C.A	JOSE MORENO PEREZ	9.000	0.000	9.000	1.755.000,00	0,00
ECONOINVEST CASA DE BOLSA C.A	MARIA VALENTINA DIAZ SUCRE	5.300	0.000	5.300	1.033.500,00	0,00
ECONOINVEST CASA DE BOLSA C.A	ANDREINA AROCHA HERNANDEZ	517.000	0.000	517.000	100.815,00	0,00
MEGAVAL CASA DE BOLSA, C.A.	PEDRO ZULOAGA POCATERRA	32.000	0.000	32.000	6.240.000,00	0,00
MEGAVAL CASA DE BOLSA, C.A.	SANIA CELINA CAPIELO RAYMOND	990.000	0.000	990.000	193.050,00	0,00
MEGAVAL CASA DE BOLSA, C.A.	FRANCISCO ANTONIO SEARA MARTA	17.000	0.000	17.000	3.315.000,00	0,00
VALORES PANAFIN C.A	AZUCAR MONTALBAN, C.A.	285.770	0.000	285.770	55.725.150,00	0,01
VALORES PANAFIN C.A	GUSTAVO ROBERTO HERRERA VAN EPS	39.000	0.000	39.000	7.605.000,00	0,00
CORP CASA DE BOLSA C.A	CARLOS ANTONIO PEREZ RIVERA	3.396	0.000	3.396	662.220,00	0,00

PROVINCIAL CASA DE BOLSA, C.A. .	ANTONIO JOSE RODRIGUEZ BUSTAMANTE	100.000	0.000	100.000	19.500,00	0,00
GLOBAL MARKET	JOSE DAVID DIAZ	12.246	0.000	12.246	2.387.970,00	0,00
INTERSEC CASA DE BOLSA, C.A	VIKI INVERSIONES C.A.	70.000	0.000	70.000	13.650,00	0,00
MULTIPLICAS CASA DE BOLSA C.A	BANESCO HOLDING, C.A. .	87.500	0.000	87.500	17.062.500,00	0,00
MULTIPLICAS CASA DE BOLSA C.A	EDWARD ASFROD JOHN	15.000	0.000	15.000	2.925.000,00	0,00
FONDO COMUN CASA DE BOLSA C.A	ALBERTO FRANCO TACHER	15.000	0.000	15.000	2.925.000,00	0,00
BESTINVEST CASA DE BOLSA, C.A	RIO TOCCO	60.333	0.000	60.333	11.764.935,00	0,00
INTERACTIVOS SERVICIOS FINANCIEROS ISF C.A	JUAN ANGEL ESQUIVEL POZA	12.500	0.000	12.500	2.437.500,00	0,00
CAPITAL MULTIPLE 59 CASA DE BOLSA C.A	JOAN MARY GOMEZ DE CADENA	799.000	0.000	799.000	155.805.000,00	0,03
CAPITAL MULTIPLE 59 CASA DE BOLSA C.A	ADERITO DESOUSA FONTES	3.000	0.000	3.000	585.000,00	0,00

ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	MARIA LUISA DE LA FUENTE	25.000	0.000	25.000	4.875.000,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	ELENA DELFINO PARRA	30.682	0.000	30.682	5.982.990,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	RAFAEL GALINDEZ MARTINEZ	51.500	0.000	51.500	10.042.500,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	ELY ALEJANDRO ZAMBRANO AGUILAR	1.400	0.000	1.400	273.000,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	SUSAN MARY BEE	100.000	0.000	100.000	19.500,00	0,00
PROVINCIAL CASA DE BOLSA, C.A. .	YOLANDA LUCKE GIMENEZ	23.000	0.000	23.000	4.485.000,00	0,00

ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	ARIEL CLAUDIO MAFFI	28.655	0.000	28.655	5.587.725,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	INVERSIONES 2.2.2., C.A.	49.510	0.000	49.510	9.654.450,00	0,00
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	SALIM DEJMAN LECHTIG	362.039	0.000	362.039	70.597.605,00	0,01
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	CARLOS EDUARDO DELFINO THORMAHLEN	4.464.200	0.000	4.464.200	870.519.000,00	0,19
ACTIVALORES SOCIEDAD DE CORRETAJE DE VALORES C.A	EDUARDO ELIAS LARRAZABAL GONZALEZ	9.238	0.000	9.238	1.801.410,00	0,00

CUADRA Y DEGWITZ CASA DE BOLSA S.A	MARTHA JOSE MARIA GOUVEIA MENDOZA	100.119	0.000	100.119	19.523.205,00	0,00
INTERACCIONES CASA DE BOLSA C.A	VALORES 92,C.A. VALORES 92,C.A.	5.400	0.000	5.400	1.053.000,00	0,00
INTERACCIONES CASA DE BOLSA C.A	YLEANA AUGUSTA CANTO GAUTIER	9.265	0.000	9.265	1.806.675,00	0,00
INTERACCIONES CASA DE BOLSA C.A	AQUILES JOSE LUIS MENDEZ DIB	1.830	0.000	1.830	356.850,00	0,00
INTERACCIONES CASA DE BOLSA C.A	ALEJANDRO MARQUEZ VELAZQUEZ	2.500	0.000	2.500	487.500,00	0,00
LA PRIMERA CASA DE BOLSA C.A	NESTOR JOSE COLL BLASINI	1.302	0.000	1.302	253.890,00	0,00
LA PRIMERA CASA DE BOLSA C.A	CARLOS MANUEL GUIA LARA	40.000	0.000	40.000	7.800.000,00	0,00
LA PRIMERA CASA DE BOLSA C.A	ELEONORA MENDEZ MONTILLA	1.000	0.000	1.000	195.000,00	0,00
LA PRIMERA CASA DE BOLSA C.A	ANA EDITH JATAR PENZINI	3.750	0.000	3.750	731.250,00	0,00
LA PRIMERA CASA DE BOLSA C.A	ANTONIO JATAR PENZINI	3.750	0.000	3.750	731.250,00	0,00

BBO CASA DE BOLSA C.A	INOCENCIO ALVAREZ VAZQUEZ	50.000	0.000	50.000	9.750.000,00	0,00
MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	BANCO MERCANTIL FID.6726-4	400.000	0.000	400.000	78.000.000,00	0,01
MERINVEST SOCIEDAD DE CORRETAJE DE VALORES, C.A.	FUNDA INFANTES INFANTES	22.000	0.000	22.000	4.290.000,00	0,00
BOD VALORES CASA DE BOLSA C.A	INVERSIONES SABENPE, C.A. .	400.000	0.000	400.000	78.000.000,00	0,01
BOD VALORES CASA DE BOLSA C.A	CONSTRUCTORA S.A.L.F. 94,C.A. .	88.600	0.000	88.600	17.277.000,00	0,00
INTERVALORES CASA DE BOLSA C.A	MARIA EUGENIA PICON CARRILLO	7.500	0.000	7.500	1.462.500,00	0,00
INTERVALORES CASA DE BOLSA C.A	SERGIO ALEXIS RODRIGUEZ ADAM	10.000	0.000	10.000	1.950.000,00	0,00
CUADRA Y DEGWITZ CASA DE BOLSA S.A	JULIAN CONCEPCION ESCOBAR ESCOBAR	58.280	0.000	58.280	11.364.600,00	0,00
CUADRA Y DEGWITZ CASA DE BOLSA S.A	LUIS MARIA CUADRA ECHEVARRIA	1.918.755	0.000	1.918.755	374.157.225,00	0,08

VALORES VENCRED CASA DE BOLSA, S.A.	FELIX FLORENTINO SAEZ DE IBARRA PLATERO	730.000	0.000	730.000	142.350,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A.	ANA MIREYA VALDERRAMA	4.000	0.000	4.000	780.000,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A.	YOARMIS TIBURCIA HURTADO COVA	12.500	0.000	12.500	2.437.500,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A.	ALEJANDRINO GARABATOS PEREZ	21.082	0.000	21.082	4.110.990,00	0,00
VALORES VENCRED CASA DE BOLSA, S.A.	ELY ALEJANDRO ZAMBRANO AGUILAR	195.000	0.000	195.000	38.025,00	0,00
MULTINVEST CASA DE BOLSA, C.A .	PASQUALE CICCARIELLO DEL BORGO	11.000	0.000	11.000	2.145.000,00	0,00
FINANCORP VALORES CASA DE BOLSA C.A	ITALO SEGUNDO ATENCIO CHACON	4.870	0.000	4.870	949.650,00	0,00
BBO CASA DE BOLSA C.A	CORPORACION EBNEK, S.A.	155.000	0.000	155.000	30.225.000,00	0,00
BBO CASA DE BOLSA C.A	PEDRO JOSE GARRIGA GARCIA	32.172	0.000	32.172	6.273.540,00	0,00
BBO CASA DE BOLSA C.A	FERNANDO ALFREDO ARRIAGA HERNANDEZ	110.000	0.000	110.000	21.450.000,00	0,00

MULTIPLICAS CASA DE BOLSA C.A	GREGORIO CAMPOS LOU	29.91	0	29.91	523.425,00	0,00
VALORES PANAFIN C.A	ALBERTO ACACIO BRACHO NOGUERA	64.218	0	64.218	1.123.815,00	0,00
BANVALOR CASA DE BOLSA C.A	ANTONIO GATTO PALMENTIERI	203	0	203	3.552.500,00	0,00
GONZALO ARANDA PABLO CELIO	JORGE HUGO QUINTANA GOMEZ	598	0	598	10.465,00	0,00
			TOTAL:		12.843.319.527,50	


RECEIVED
JUN 15 2006

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, May 4, 2006.

Messrs.

Executive Secretariat of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

This aims at delivering a compact disc including the **list of company shareholders** corresponding to the month of **April 30, 2006** as requested by that institution by official communication CNV-DCOP-251 as of October 4, 2005 and notified to my principal as of October 6, 2005.

Likewise, I attach hereto to be sealed as acknowledge receipt a copy of the list at **April 30, 2006** including the aforementioned compact disc.

Having no further matter to discuss.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. Carlos Delfino T. (signed) Illegible.

Chairman.--

Translator's Note:

Next there are fourteen (14) pages with a list. Such list has nine (9) columns that from left to right are, namely: Name of Issuing Company; Symbol in the Caracas Stock Exchange; Shareholder's Name; I.D. Card No./ RIF (Tax Information Registry Number); Number of Shares; Par Value (Bs.); % of stake holding; % Accumulated; Cut-Off Date. At the upper right margin of each of the first two pages and of page fourteen there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 May 5 PM 2:00 FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 21st, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR



The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------------

[Letterhead of MANPA]

Caracas, May 3, 2006.

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

The undersigned, Carlos Delfino T., a Venezuelan, of legal age, bearer of Identity Card No. 3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A**. a company registered with the First Commercial Registry of the Judicial Circuit of the Federal District (today Capital District) and Miranda State, under No. 376, Volume 1-B, as of March 31, 1950 before you I respectfully appear to declare the following:

Considering that the Standards to Prevent, Control and Audit Operations Related to Legitimating Capital Applicable to the Venezuelan Market issued by the National Securities and Exchange Commission as per Resolution No.178-2005 dated December 16, 2005 and published in Official Gazette No.38354 dated January 10, 2006 will be effective upon the 120 continuous days from the date of its publication in Official Gazette, that is, from May 10 of the present year.



Considering that the subjects bound as guarantors by organization are those defined in Article 2 of the aforementioned Standards.

Considering that my principal MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. even though is registered with the National Securities and Exchange Commission for both registering its shares and making a public offer of commercial papers and unsecured obligations has not reserved direct placement of such securities and in all cases in which it has made a public offer of securities, namely: shares, commercial papers or unsecured obligations, it has used placement agents therefore. This requirements has been set forth in literals a and b of Article 2 of the Standards that textually states: "**a**. People which securities are object to public offer, when they reserve direct placement of object. **b.** Companies which securities are registered with the National Securities and Exchange Commission and that request authorization to issue shares and which placement they reserve." (Our emphasis)

In this connection, my principal declares that it is not considering having public offers of securities reserving direct placement of securities, and that in case of making public offers reserving direct placement of securities it is bound to apply the Integral System for Prevention and Control, as the resolution so provides for.

Considering that pursuant to the provisions of the Organic Law against Organized Delinquency published in Special Official Gazette No.5789 dated October 26, 2005 that became effective from its publication in Official Gazette and that sets forth in its Article 43, numeral 3:

"Subjects bound are considered, pursuant to the provisions of the Yearly Operating Plan established by the subordinate agency in charge of fighting against organized delinquency, the following: ... 3. The authorized capital companies ... and other individuals or body corporate participating in the public offer governed by the Capital Market Law", that is, this Article defines those considered subjects bound by organization and, therefore, these subjects should establish internal controls to prevent being used for capital legitimization.

In virtue of the foregoing and on behalf of my principal I do hereby request:



1. To be exempted from applying the Integral System for Prevention and Control, in view of having made offers of securities without directly placement them;
2. And, in case of being exempted from the Integral System for Prevention and Control for not being within the assumptions established in Article 2 of the Res.No.178-2005 issued by such Entity, to be advised if we have to implement some or all the documents appointed in such Resolution 178-2005, that is, Yearly Operating Plan, Code of Ethics; Institutional Commitment; Document of Good Corporate Governance, Policy Manual, Standards and Procedures and Yearly Training Program.

Address for notices:

Urb. El Bosque, Chacaíto, Av. Fco. de Miranda con Av. El Parque, Torre Country Club, piso 12, Phone 9012307 Fax 9012410, Attn. Dra. Nelly González.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. Carlos Delfino T. (signed) Illegible.

Chairman.---

Translator's Note:

At the upper right margin of each of the two pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 May 4 PM 2:49 FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 21st, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO J. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR



The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates

Report by the Independent Public Accountants

Consolidated Financial Statements for the years ended at December 31, 2005 and 2004

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

Table of Content

[Letterhead of Deloitte]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.



We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates** at December 31, 2005 and 2004, and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, in bolivars and according to International Accounting Standards (IAS). These financial statements were prepared by and are the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted from material mistakes. An audit includes revision, based on selective tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

In our opinion, the aforementioned consolidated financial statements reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates at December 31, 2005 and 2004 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for by the International Accounting Standards (IAS).

As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its meeting No.940 decided early adoption of the International Accounting Standards (IAS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005 issued by the National Securities and Exchange Commission (CNV). As demanded for by IAS 1, consolidated financial statements and their explanatory notes for the year 2004 prior reported in our report dated February 14, 2005 were restated to adapt them to the base used to report the year 2005.

LARA MARAMBIO & ASOCIADOS




REPUBLICA DE VENEZUELA
3
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant)No. 10171

C.N.V. No.S-796

Valencia – Venezuela, February 24, 2006 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2005 AND DECEMBER 31, 2004

(Stated in thousand bolivars)

	Notes	2005	2004
ASSETS			
NON-CURRENT ASSETS:			
Properties, plant and equipment – net	2	432,900,402	444,876,361
Participations in associates and joint business	3	1,040,295	1,847,041
Total non-current assets		433,940,697	446,723,402
CURRENT ASSETS:			
Expenses paid in advance		1,111,934	698,345
Inventories	4	57,511,130	32,771,083
Advances to suppliers		3,520,063	3.852.252
Bills and accounts receivable – net	5	95,337,271	79,397,112
Investments available for sale	6	8,816,776	899,770
Cash and cash equivalent	7	16,111,833	22,499,405
Total current assets		182,409,007	140,117,967
TOTAL		616,349,704	586,841,369
SHAREHOLDERS´ EQUITY AND LIABILITIES			
SHAREHOLDERS´ EQUITY:	8 and 9		
Capital stock		69,632,690	69,632,690




REPUBLICA DE VENEZUELA
4
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Accrued result from translation of foreign subsidiary and joint business abroad		206,308	28,224
Retained earnings:			
Legal reserve		6,963,269	6,963,269
Updated net balance of retained earnings for the sole use of payments of dividends of Company shares or of its subsidiaries		119,593,551	119,593,551
Undistributed		227,169,429	237,211,354
Non- realized result on investments	6	(999,188)	156,935
Total shareholders´ equity		422,566,059	433,586,023
NON-CURRENT LIABILITY			
Provision for severance benefits, long-term advances net		3,572,106	2,487,419
Deferred income tax	11	54,549,608	67,234,527
Total non-current liabilities		58,121,714	69,721,946
CURRENT LIABILITY:			
Provision for seniority payment, short-term advances net		3,869,781	2,694,707
Bills payable	10	-	2,486,040
Commercial papers	10	2,946,531	2,890,210
Short term loans	10	47,019,985	13,459,268
Dividends payable	8	8,733,509	4,145,728
Tax income payable	11	293,748	14,742,783
Accounts payable	12	72,798,377	43,114,667
Total current liability		135,661,931	83,533,400
Total liability		193,783,645	153,255,346
TOTAL		616,349,707	586,841,369

See Notes to the consolidated financial statements --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT




REPUBLICA DE VENEZUELA
5
INTERPRETE
PUBLICO

FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousand bolivars)

	Notes	2005	2004
Income for sales	13	375,060,280	383,152,932
Sales cost	14	284,444,405	270,855,826
Gross income		90,615,875	112,297,106
Cost and expenses:			
Sales expenses	14	30,939,453	22,282,173
Overheads and administrative expenses	14 and 18	18,985,181	17,608,086
Income form selling assets		-	(341,751)
		49,924,634	39,548,508
Income from operations		40,691,241	72,748,598
Participation in results from joint business	3	(919,621)	(369,267)
Financial costs		(4,664,484)	(3,013,243)
Financial incomes		678,654	445,324
Exchange differences – net	20	3,565,400	2,954,693
Loss from swap operations with securities		(3,671,665)	(7,411,275)
Other income (expenditure):			
Provision for investments		-	366,311
Net loss in hedge agreement in foreign currency		-	(417,348)
ADR commissions		(505,370)	(646,810)
Bank debit tax		(3,089,757)	(3,105,931)
Others – net		(623,152)	561,252
		(9,292,995)	(10,636,294)
Income before taxes		31,461,246	62,112,304
Income tax	11	4,377,017	(8,425,242)
Net income		35,838,263	53,867,062
Net income per share:			
Basic	1	15,62	23,40
Diluted	1	15,62	23,40




REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

See Notes to the consolidated financial statements ---

(Next there is a Consolidated Statement of Flows in equity accounts for the years ending at December 31, 2005 and 2004 attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousands of bolivars)

	Notes	2005	2004
OPERATING ACTIVITIES:			
Net income		35,838,263	53,687,062
Adjustments to reconcile the net income with the cash provided for by operating activities:			
Exchange differences - net	20	(3,565,400)	(2,954,693)
Participation in results from joint business		919,621	369,267
Deferred income tax	11	(12,684,919)	(10,838,938)
Tax provision	11	8,307,902	19,264,180
Result *non-realized in investments*		(1,156,123)	156,935
Result from translation of subsidiary and joint business		(803,587)	(1,876,643)
Result from selling property, plant and equipment	2	-	341,751
Financial costs		4,664,484	3,013,243
Financial income		(678,654)	(445,324)
Depreciation	2	22,299,074	21,584,495
Operating cash flows before movements of working capital		53,140,661	82,301,335
Changes in operating assets and liabilities:			
Reduction (increase) in:			
Bills and accounts receivable		(12,204,966)	(23,103,766)
Advances to suppliers		1,873,901	(600,012)



	Note		
Inventories		(24,740,047)	6,146,674
Expenses paid in advance		(413,589)	108,981
Increase (reduction) in:			
Accounts payable		26,397,944	(8,106,374)
Provision for seniority payment, net payment		2,259,764	696,779
Paid interests		(3,246,770)	(2,751,837)
Collected taxes		678,654	445,324
Paid taxes		(22,756,937)	(11,182,257)
Net cash provided for operating activities		20,988,615	43,954,847
INVESTMENT ACTIVITIES:			
Increase in investments available for sale	6	(7,917,006)	(791,970)
Acquisition of property, plant and equipment	2	(9,454,319)	(12,825,486)
Net cash used in investment activities		(17,371,325)	(13,617,456)
FINANCING ACTIVITIES:			
Increase in short-term loans	10	31,143,003	2,518,700
Amount of commercial papers issuing	10	8,808,700	11,937,900
Amortization of commercial papers	10	(8,752,379)	(14,475,232)
(Reduction) increase in bills payable	10	(2,486,040)	1,263,309
Cash dividends	8	(41,292,407)	(26,267,362)
Net cash used in financial activities		(11,579,123)	(25,022,685)
NET (REDUCTION) INCREASE IN CASH AND CASH EQUIVALENTS		(7,961,833)	5,314,706
DEVALUATION EFFECT ON CASH AND CASH EQUIVALENTS	7	1,574,261	3,418,780
CASH AND CASH EQUIVALENT AT THE BEGINNING	7	22,499,405	13,765,919
CASH AND CASH EQUIVALENT AT THE END OF THE YEAR		16,111,833	22,499,405

See notes to the consolidated financial statements --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES



REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thosand bolivars)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Accounting Standards (IAS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Accounting Standards (IAS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Accounting Standards (IAS) that include the International Standards for Financial Information (ISFI), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

These standards suppose, in regard to those in effect at the time of preparing the Company consolidated financial statements for the year 2004, among other things the following:

- Significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the yearly consolidated financial statements, and
- A significant increase in the information facilitated in the memory of the yearly consolidated financial statements



Note 22 shows the reconciliation demanded by the IAS 1 among the consolidated financial statements for the year ended at December 31, 2004 and that, therefore, appear in the Company consolidated financial statements corresponding to that fiscal year, and the consolidated financial statements according to the new regulations.

January 1, 2004 was considered transition date for the purposes of preparing the first set of financial statements at December 31, 2005 under the IAS. Pursuant to the demands by the IAS 1, the information comprised in the consolidated financial statements and explanatory notes referred to the year 2004 are presented, for comparison purposes, with similar information related to the year 2005.

At the date of issuing these consolidated financial statements, the following standards and interpretations were issued but will be effective from January the 1st, 2006:

- IAS 7 – Financial instruments – information to be disclosed.
- IFRIC 4 – Determination if a contract includes leasing.
- Revision of IAS 1 – Presentation of financial statements – Information to be disclosed about capital stock.
- Revision of IAS 39 – Financial instruments – Acknowledgements and valuation.

Company management is in the process of evaluating the impact of the foregoing standards on the attached consolidated financial statements.

Approval of consolidated financial statements – Consolidated financial statements corresponding to the year ended at December 31, 2004 prepared in compliance with the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission were approved by the Shareholders´ Meeting on March 17, 2005. Consolidated financial statements corresponding to the year ended at December 31, 2005 are pending approval. Nevertheless, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that same are approved without significant changes.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the



Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses form deterioration of certain assets (Notes 3, 4, 5 and 6),
- Useful life of property, plant and equipment (Notes 2),
- Valuation of goodwill (Note 3),
- Reasonable values of financial assets and liabilities (Notes 5, 10 and 12),
- Estimated accruals payable (Note 12),
- Probability of contingencies (Notes 11 and 21),
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders (Note 20),
- Price control on certain products commercialized by the Company (Note 19).

Although these estimates are made based on the best information available at December 31, 2005 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recylcing, Inc. (domiciled in the United Status), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is



revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders' equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.



Entity	% of Voting Rights	Reason why it is considered Associated
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the



subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated



future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing



expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and



deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

- ***k.* Cash and cash equivalents** – *The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.*
- ***l. Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).
- ***m. Bank loans and obligations and commercial papers*** – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of



issuance are accounted in the income results using the method of cash interests and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

n. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank. During the years 2005 and 2004, the yearly average interest rate was 13.62% and 14.97%, respectively.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. ***Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:



- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders' equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 11 and 21).

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

q. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At closure of the year 2005 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the

outstanding capital balance and the effective interest rate applicable. In[illegible] from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using he tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.



On its part, assets from differed taxes, identified as temporary differences are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

w. **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

x. **Financial liability and equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. ***Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different form the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using



the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. PROPERTY, PLANT AND EQUIPMENT

For the years ended at December 31, 2005 and 2004 the movement of property, plant and equipment comprises (in thousand bolivars):

	Land and Buildings	Machinery and Equipment	Furniture, Automotive Vehicles and Equipment	In-process Constructions	Total
COST:					
At December 31, 2003	90,119,622	358,507,147	6,765,472	-	455,392,241
Additions	17,749	1,577,993	879,830	10,349,914	12,825,486
Withdrawals	-	(3,861)	(6,050)	-	(9,911)
Effects for translation of foreign affiliate	218,567	834,010	19,385	-	1,071,962
At December 31, 2004	90,355,938	360,915,289	7,658,637	10,349,914	469,279,778
Additions	41,330	2,943,164	1,676,524	4,793,301	9,454,319
Transfers	-	13,749,783	-	(13,749,783)	-
Effects for translation of foreign affiliate	156,895	599,444	13,934	489,070	1,259,343
At December 31, 2005	90,554,163	378,207,680	9,349,095	1,882,502	479,993,440
ACCUMULATED DEPRECIATION:					
At December 31, 2003	(189,387)	(2,139,567)	(20,915)	-	(2,349,869)



Additions	(3,851,609)	(16,710,512)	(1,022,374)	-	(21,58[illegible],495)
Withdrawals	-	-	9,835	-	9,835
Effects for translation of foreign affiliate	(38,489)	(445,134)	4,735	-	(478,888)
At December 31, 2004	(4,079,485)	(19,295,213)	(1,028,719)	-	(24,403,417)
Additions	(3,853,511)	(17,436,828)	(1,008,735)	-	(22,299,074)
Effects for translation of foreign affiliate	(33,460)	(355,192)	(1,895)	-	(390,547)
At December 31, 2005	(7,966,456)	(37,087,233)	(2,039,349)	-	(47,093,038)
Total at December 31, 2005	82,587,707	341,120,447	7,309,746	1,882,502	432,900,402
Total at December 31, 2004	86,276,453	341,620,076	6,629,918	10,349,914	444,876,361

The Company has given certain fixed assets as collateral (See Note 21).

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

The amount of property, plant and equipment temporary off service at December 31, 2005 amount to Bs.9,500 million and Bs.10,745 million, respectively (See Note 16).

At December 31, 2005 and 2004 assets leased amount to Bs.9,928 million and Bs.10,410 million, respectively (See Note 16).

At December 31, 2005 the Company holds assets amounting to Bs.7,359 million, corresponding to property, plant and equipment owned by a foreign-based affiliate.

At December 31, 2005 the Company formalized contractual commitments to acquire property, plant and equipment amounting to Bs.1,078 million.



3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES

At December 31, participation in associated companies and joint businesses comprises the following (in thousand bolivars):

	2005	2004
Participation in associated companies	-	-
Participation in joint businesses	1,040,295	1,847,041
	1,040,295	1,847,041

Participation in associated companies

At December 31, participation in associated companies comprises the following (in thousand bolivars):

	%	2005	2004
Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112
Central Cariaco	25.62	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619
		3,515,345	3,515,345
Less – Losses from deterioration		(3,515,343)	(3,515,343)
		-	-

At date of this report, the Company does not have updated financial information of these companies.

Participation in joint businesses

At December 31, participation in joint businesses comprises the following (in thousand bolivars):

	%	2005	2004
Simco Recycling Inc.	50	(2,432,726)	(1,110,720)
Manpa Centroamérica, C.A.	50	3,473,021	2,957,761
		1,040,295	1,847,041

At December 31, 2005 and 2004 participation in undistributed earnings of investments registered using the participation method, included in the consolidated undistributed



earnings of the Company, amount to Bs.(919.6) million and Bs.(369.3) million respectively.

Combined financial statements most recently condensed are summarized as follows (in thousand bolivars):

	2005	2004
Current assets	12,414	10,533
Total assets	17,533	16,488
Current liability	14,568	11,619
Shareholders´ equity	2,096	3,939
Total liabilities and shareholders´ equity	17,533	16,488
Net sales	29,986	24,553
Loss from operations	(1,413)	(101)
Net loss	(2,141)	(1,690)

Companies indicated above are not included in claims, trials or extrajudicial actions that may mean the existence of contingent liabilities.

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2005	2004
Finished products	20,656,984	8,688,241
In-process products	366,120	73,411
Raw materials	18,567,845	17,322,102
Spare parts	6,998,642	5,661,140
In-transit inventory	12,584,822	3,081,668
	59,174,413	34,826,562
Less – provision for obsolescence	(1,663,283)	(2,055,479)
	57,511,130	32,771,083



The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

Compromises to purchase raw materials (paper pulp and wastes) for the year 2006 amounted to Bs.9,942 million.

For the years ended at December 31 the movement of the provision for obsolescence is as follows (in thousand bolivars).

	2005	2004
Initial balance	(2,055,479)	(1,080,000)
Provision	-	(975,479)
Reverse	392,196	-
Final balance	(1,663,283	(2,055,479)

The reverse of the provision is based on new estimates in regard to obsolescence of supplied inventories.

5. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2005	2004
Commercial	56,958,238	62,507,057
Related companies (Note 17)	12,413,496	10,946,691
Employees	429,642	482,280
Sundry debtors	872,084	599,333
Income tax paid in advance	2,400,339	-
VAT – paid in excess (Note 11)	14,904,864	4,277,288
Tax credit VAT – Net for compensating (Note 11)	1,492,571	-
Guaranteed deposits	7,523,954	2,533,503
	96,995,188	81,346,152
Less – provision for doubtful accounts	(1,657,917)	(1,949,040)
	95,337,271	79,397,112



The average credit period given to national clients ranges from 7 to 60 days, and for export clients from 60 to 180 days.

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.

For the years ended at December 31, the movement of the provision for doubtful accounts includes (in thousand bolivars):

	2005	2004
Initial balance	(1,949,040)	(2,999,993)
Provision	(772,485)	(1,207,193)
Sanctions	1,063,608	2,258,146
	(1,657,917)	(1,949,040)

Company management considers the amount in books of commercial debtor accounts and other accounts receivable circa its reasonable value.

6. INVESTMENTS AVAILABLE FOR SALE

At December 31, the investments available for sale at short-term comprise the following (in thousand bolivars):

	2005	2004
Investment and shares available for sale	902,184	899,770
Bonds available for sale	7,914,592	-
	8,816,776	899,770

Investments and shares available for sale

At December 31, investments and shares available for sale include the following (in thousand bolivars):

	2005	2004
Investment portfolio	759,578	677,749
Shares in:		
Central Portuguesa, S.A.	354,516	354,516
Corporación Industrial de Energía, C.A. S.A.C.A.	142,606	222,021



Corporación Forestal Venezuela, C.A.	47,817	47,817
	1,304,517	1,302,103
Less – loss from deterioration	(402,333)	(402,333)
	902,184	899,770

At December 31, 2005 the Company keeps Bs.77.5 million of non-realized income from investments and shares available for sale, which are presented net in the account "Non-realized result in investments" in shareholders´ equity.

Bonds available for sale

At December 31, 2005 investments available for sale include the following (in thousand bolivars):

	Acquisition Cost	Non-Realized Result	Reasonable Value
Bond 2016 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 02/26/2016, with interests payable on a six-month basis and a fixed interest dividend at the rate of 5.75%	4,495,650	(476,539)	4,019,111
Bond 2020 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 12/09/2020, with interests payable on a six-month basis and a fixed interest dividend at the rate of 6.00%	4,495,650	(600,169)	3,895,481
	8,991,300	(1,076,708)	7,914,592

At December 31, 2005 the Company holds Bs.1,076 million of non-realized losses of investments available for sale, which are presented net in the account "Non-realized result in investments" on shareholders' equity. These non-realized losses do not represent a permanent deterioration of the market value of bonds.



Bonds for approximately US$2,024 (Bs.4,351 million) are guaranteeing loans received from a financial institution (See Note 10).

Non-realized result in investments

	2005	2004
Investment and shares available for sale	77,520	156,935
Bonds available for sale	(1,076,708)	-
	(999,188)	156,935

7. CASH AND CASH EQUIVALENTS

At December 31, cash and cash equivalents comprise the following (in thousand bolivars):

	2005	2004
Cash and cash in banks	2,808,221	8,347,453
Bank placements	13,303,612	14,151,952
	16,111,833	22,499,405

8. SHAREHOLDERS' EQUITY

Capital stock

The capital stock of the Company amounts to Bs.2,294,009,424 of the capital stock comprised by 2,294,009,424 nominal shares of Bs.10 each, fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596,000 of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345,000 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.



As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2005 and 2004 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Accumulated result for translation of affiliate and joint businesses abroad

At December 31, the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following (in thousand bolivars):

	2005	2004
Affiliates:		
Vencaribbean Paper Products, Ltd.	(347,673)	(322,884)
Joint businesses:		
Manpa Centroamérica, C.A.	829,702	472,575
Simco Recycling Inc.	(275,721)	(121,467)
	206,308	28,224

Cash dividends

On March 17, 2005 the Shareholders' Meeting agreed to decree a cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240. Likewise, on October 7, 2005 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240.

On March 26, 2004 the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.13,764,056,544. Likewise, on October 1, 2004 the



Shareholders' Meeting agreed to decree a special cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

Retained earnings

According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result from the fiscal year of the parent company and the retained earnings of its affiliates. At December 31, 2005 and 2004 the accumulated deficit of the affiliates included in the retained earnings amount to Bs.7,207 million and Bs.7,320 million, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.35,531 million and Bs.208,122 million, respectively, at December 31, 2005; and Bs.62,775 million and Bs.218,471 million, respectively, at December 31, 2004 respectively.

According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2005 and 2004 the net income includes Bs.7,683 million and Bs.19,057 million of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At December 31, 2005 outstanding ADRs is 31,959,483.

9. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 70.53% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.



b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 20).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

10. ISSUANCE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

At December 31, commercial papers and short-term loans are comprised as follows (in thousand bolivars):

	2005	2004
Issuance of commercial papers	2,946,531	2,890,210
Short-term loans	47,019,985	13,459,268
Documents payable	-	2,486,040
	49,966,516	18,835,518

Issuance of obligations and commercial papers

At December 31, issuance of commercial papers based on the currency in which they are issued and on their interest rate, is as follows (in thousand bolivars):

	2005	**2004**	**Live amount of issuance**	**Yearly interest rate (%)**
Bolivars:				
Fixed interest	2,946,531	2,890,210	3,000,000	11.5%

For the years ended at December 31, the movement of issuing obligations and commercial papers is comprised of (in thousand bolivars):

	2005	2004
Initial balance	2,890,210	2,746,674
Issuances	8,808,700	11,937,900
Repayments	(8,746,600)	(11,803,500)
Net interests	(5,779)	9,136
Final balance	2,946,531	2,890,210

Issued Outstanding commercial papers have February 16, 2006 as maturity date.



For the years ended at December 31, 2005 and 2004 issuances of commercial papers generated discounts in their placements for Bs.332 million and Bs.346 million, respectively.

Short-term loans

At December 31, short-term loans are represented (in thousand bolivars):

	2005	2004
Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable.	47,019,985	13,459,268

At December 31, 2005 the Company holds lines of credit with different financial institutions for Bs.85,200,000 and has available Bs.17,458,861 net of credit portfolio in force (see Note 21) which can cover any future commitment of the Company.

Average interest rates from loans indicated above ranged between 10.5% and 15% for the year 2005 and 12.46% and 15.17% for the year 2004.

11. TAX PROVISION

Consolidated tax group

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

Fiscal years subject to tax inspection

At December 31, 2005 the last four years were subject to revision by the tax authorities in regard to the main taxes that are applicable to Companies.

At December 31, 2005 the Company has filed tax deficiency claims amounting to a total of circa Bs.7,324 million, mainly for the concept of income tax, business asset tax and value added tax. The Company has filed the timely resources and appeals. The Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.

Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the




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opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

Balances kept with the Tax Administration

Debit and credit balances with the Tax Administration at December 31, are the following (in thousand bolivars):

	2005	2004
Accounts receivable:		
Income tax paid in excess	2,400,339	-
VAT – paid in excess	14,904,864	4,277,288
Tax credit VAT – net to compensate	1,492,571	-
	18,797,774	4,277,288
Accounts payable:		
Income tax payable	293,748	14,742,783
Withheld third-party VAT payable	918,252	740,529
	1,212,000	15,483,312

As of November 24 and 28, 2005 the Company filed with the Tax Administration the tax compensation request of the VAT paid in excess amounting to Bs.11,168 million. According to the provisions of the regulations in effect, the Tax Administration has a maximum term of 90 business days to give an opinion about such request. In view of the administrative silence by the Tax Administration, the Company may bring an action before other institutions.

Income tax

Income tax at December 31 is summarized as follows (in thousand bolivars):

	2005	2004
Tax on taxable income net	8,820,272	20,223,124
Less:		
Rebate for investments in property, plant and equipment and other credits	(1,341,708)	(366,847)
	7,478,564	19,856,277
Income tax from previous year	829,338	(592,097)



Total current income tax	8,307,902	19,264,[illegible]
Deferred income tax	(12,684,919)	(10,838,938)
	(4,377,017)	8,425,242

For the years ended at December 31, 2005 and 2004 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):

	2005		2004	
	Bs.	%	Bs.	%
Tax and tax rate applicable to income as per books	10,694,824	34	21,118,183	34
Base difference in inventories and fixed assets	4,961,660	16	8,259,300	13
Tax adjustment for inflation	(8,108,928)	(26)	(7,609,773)	(12)
Dividends received				
Foreign income				
Other non-deductible expenses	4,383,932	14	2,028,287	3
Other non-taxable income	(3,111,216)	(10)	(3,107,812)	(5)
Others net			(465,061)	(1)
Effects of rebate for investment in property, plant and equipment	(1,341,708)	(4)	(366,847)	(1)
Tax expenses and tax rate applicable to income as per the books	7,478,564	24	19,856,277	31

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or repaid in the rest of the tax useful life of the corresponding assets. For the case of inventories, that adjustment is considered in the sales cost of products once consumed



or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item. Pursuant to the aforementioned legislation, taxpayers subject to income tax that carry out transactions with parties bound abroad should determine their income by the exports made and their costs by the goods and services acquired by the parties bound abroad, according to some method established in such legislation. The management carried out the study on required transfer prices to document the aforementioned transactions, which did not indicate the important differences in regard to the amounts included to determine the net taxable income of the year ended at December 31, 2004. The Company is in the process of carrying out a study of transfer prices corresponding to the year 2005 required to document the aforementioned transactions abroad. In the opinion of company management and of its consultants, the differences in regard to the amounts included to determine the net taxable income for the year ended at December 31, 2005 will not be significant.

Likewise, pursuant to the legislation, the Company may carry forward operating tax losses, different from those originated by the tax adjustment for inflation, up to three (3) subsequent years to the fiscal year in which they are incurred in. The deductible tax effect non-compensated from the tax adjustment for inflation may be carryforward until the next subsequent year to the fiscal year in which they are incurred in. At December 31, 2005 the Company through its affiliates Inmuebles 310350, C.A. and Transporte Alpes, S.A. include tax losses for inflation carryforward amounting to Bs.1,210.5 million.

As provided for in the aforementioned legislation, the Company may carryforward rebates for new investments in property and equipment up to three (3) years following the fiscal year in which they are incurred in.

At December 31, 2005 and 2004 the foreign affiliate Vencaribbean Paper Products, Ltd. Keeps tax losses carryforwards amounting to Bs.9,476 million and Bs.4,245 million, respectively, which do not have maturity date.

The composition of the effect of entries considered to determine the differed income tax at December 31 is shown below (in thousand bolivars):





	2005	2004
Liabilities for differed income tax		
Differences based on property, plant and equipment	74,491,457	84,325,609
Income from leasing based on cash	1,189,084	829,880
	75,680,541	85,155,489
Assets for differed income tax		
Base differences on inventories	12,316,343	9,244,579
Provisions and allowances	5,231,073	4,643,953
Base differences on investments	1,667,067	3,857,467
Tax losses carryforwards	1,836,373	94,886
Tax credits carryforwards	80,077	80,077
	21,130,933	17,920,962
Net of differed tax	54,549,608	67,234,527

12. ACCOUNTS PAYABLE

At December 31, accounts payable are comprised as follows (in thousand bolivars):

	2005	2004
Commercial	53,780,859	27,667,140
Related parts (Note 17)	8,585,122	5,215,910
Others	2,229,675	1,024,093
Withheld VAT from third-parties payable	918,252	740,529
Accumulated expenses payable	7,284,469	8,466,995
	72,798,377	43,114,667

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 180 days and that for national ones ranges between advances and 65 days, respectively.

The Company holds license agreements with different providers. At December 31, 2005 and 2004 the Company has registered in results for the use of such licenses Bs.1,505



million and Bs.1,781 million, respectively. Such agreements set forth, among others, the following conditions:

- Payment of royalty percentage on net sales of licensed products.
- Deductions allowed for calculation of royalties include: sales returns according to percentage of gross sales established in contracts; and taxes on sales and discounts per volume.
- In case of delays in payment, interest should be paid at the highest rates allowed by the law.
- The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, the licensee shall acknowledge the expenses arising from such audit.

At December 31, 2005 65% of contracts were due; the remainder has maturity dates at very short-term. The Company management attempts to renew contracts with the following licensees: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P&L Global Network, New Line Cinema, Emap Power Bikes, Comunidad Huevo, S.A.; and Marvel Characters.

The Company management considers that the amount in books of commercial creditors is close to its reasonable value.

13. INCOME

At December 31, income includes the following (in thousand bolivars):

	2005	2004
Sales of goods	373,406,646	382,426,108
Income from leasing	845,910	231,000
Income from services	807,724	495,824
	375,060,280	383,152,932

14. RESULTS FROM THE FISCAL YEAR

At December 31, results from the fiscal year of the Company include the following debit balances (in thousand bolivars):



	2005	2004
Depreciation and amortization	22,299,074	21,584,495
Cost of inventory acknowledged in results	169,488,295	160,785,492
Employee benefits	42,954,679	32,284,867

15. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2005, taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2005 and 2004, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The




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costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at December 31, 2005 and 2004 (in thousand bolivars):

2005

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	192,580,704	156,416,297	1,653,634	-	350,650,635
Export sales	14,247,896	10,161,749	-	-	24,409,645
Sales among segments – local	-	-	8,226,918	(8,226,918)	-
Sales among segments – export	40,707	5,327,337	-	(5,368,044)	-
Total income	206,869,307	171,905,383	9,880,552	(13,594,962)	375,060,280
Costs and expenses	173,194,361	163,666,603	10,424,202	(12,916,127)	334,369,039
Operating results	33,674,946	8,238,780	(543,650)	(678,835)	40,691,241
Participation in results from joint-business companies	-	-	-	-	(919,621)



Financial income	-	-	-	-	
Financial expenses and others	-	-	-	-	(8,989,028)
Results before taxes	-	-	-	-	31,461,246
Results after taxes	-	-	-	-	35,838,263
Depreciation	9,253,411	9,075,817	3,969,846	-	22,299,074
Capital investments	3,482,764	5,970,150	1,405	-	9,454,319
Balance sheet					
Assets					
Assets per segment	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Assets per corporate segments	-	-	-	-	7,657,232
Participation in associated companies	1,040,295	-	-	-	1,040,295
Undistributed corporate assets	-	-	-	-	63,329,500
Total consolidated assets					616,349,704
Liabilities					
Liabilities by segments	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Liabilities by corporate segments	-	-	-	-	7,657,232
Undistributed corporate liabilities	1,040,295	-	-	-	1,040,295
Total consolidated liabilities	-	-	-	-	616,349,704

2004

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	229,398,076	124,997,520	726,824	-	355,122,420
Export sales	15,993,564	12,036,948	-	-	28,030,512
Sales among					



REPUBLICA DE VENEZUELA INTERPRETE PUBLICO ... X. HERNANDEZ MORA

segments – local	-	-	6,041,004	(6,041,004)	
Sales among segments – export	345,599	2,392,249	-	(2,737,848)	-
Total income	245,737,239	139,426,717	6,767,828	(8,778,852)	383,152,932
Costs and expenses	180,224,101	130,066,754	8,584,560	(8,471,081)	310,404,334
Operating results	65,513,138	9,359,963	(1,816,732)	(307,771)	72,748,598
Participation in results from joint-business companies	-	-	-	-	(369,267)
Financial income	-	-	-	-	445,324
Financial expenses and others	-	-	-	-	(10,712,351)
Results before taxes	-	-	-	-	62,112,304
Results after taxes	-	-	-	-	53,867,062
Depreciation	10,605,028	8,617,980	2,361,487	-	21,584,495
Capital investments	970,397	11,855,044	45	-	12,825,486
Balance sheet					
Assets					
Assets per segment	261,448,840	254,946,852	41,874,871	(17,722,787)	540,547,776
Assets per corporate segments	-	-	-	-	8,443,393
Participation in associated companies	1,847,041	-	-	-	1,847,041
Undistributed corporate assets	-	-	-	-	36,003,159
Total consolidated assets					586,841,369
Liabilities					
Liabilities by segments	18,068,520	26,457,136	6,662,035	(22,955,877)	28,231,814
Liabilities by corporate segments	-	-	-	-	10,235,333
Undistributed corporate liabilities	-	-	-	-	114,788,199
Total					




INTERPRETE
PUBLICO

consolidated liabilities	153,255,346

16. OPERATING LEASING

The Company as lessor

Income form leasing property amounted to Bs.846 million of bolivars in 2005 (Bs.231 million in 2004).

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to two (2) years, and price increases are governed by the Consumer Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2005 will be automatically renewed.

At December 31, the Company has contracted with lessees the following minimum leasing quotas (in thousand bolivars):

	2005	2004
Less than a year	2,139,036	845,910
Up to two years	4,278,074	1,691,819
	6,417,110	2,537,729

During December 2005 and January 2006, the Company entered into leasing agreements for other property owned which were not in use in the year 2005 (see Note 2).

The Company as lessee

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.

17. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company and its affiliates hold balances and carry out significant transactions with related companies. As a consequence of these relations it is possible that the terms agreed among parties were not the same as those that may result from transactions with unrelated companies.

During the years 2005 and 2004 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in approximate thousand bolivars):




INTERPRETE
PUBLICO
HERNANDEZ

	2005	2004
Inventory sales	9,332,460	7,618,484
Inventory purchases	9,172,106	16,785,609
Purchases of electricity	17,426,164	14,029,667
Administrative services	25,340	24,320

The following balances receivable and payable (in thousand bolivars) were product of these transactions and of other of lesser importance:

	2005	2004
Accounts receivable:		
MANPA Centroamérica, C.A. (joint business)	7,011,952	6,499,132
Simco Recycling, Inc. (joint business)	4,816,468	3,884,667
Agroindustrial Mandioca, C.A. (associated company)	342,150	380,327
Corporación Industrial de Energía, C.A. S.A.C.A.	203,848	150,409
Turboven Maracay Company Inc. Sucursal*	31,117	31,117
Agropecuaria Mandioca, C.A. (associated company)	1,040	1,039
Turbogeneradores Maracay, C.A.*	6,921	-
	12,413,496	10,946,691
Accounts payable:		
Simco Recycling, Inc. (joint business)	4,290,388	2,629,056
Turbogeneradores Maracay, C.A.*	3,411,542	2,459,717
MANPA Centroamérica, C.A. (joint business)	763,250	-
Turboven Maracay Company Inc.*	100,160	100,160
Turboven Cagua Company Inc.*	19,782	19,782
Agroindustrial Mandioca, C.A. (associated company)	-	7,195
	8,585,122	5,215,910

* These companies are affiliates of Corporación Industrial de Energía, C.A. S.A.C.A.

At December 31, 2005 and 2004 the Company has not created any provision for insolvencies in regard to amounts receivable from related companies, for it considers there are no doubts about their recovery.



At December 31, 2005 and 2004 the Company has not given warrantees to financial entities on account of related companies.

18. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS

Board of Directors

Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2005 to the Board of Directors for this concept amounted to Bs.469.7 million (Bs.226.4 million in the year 2004).

In addition, the Clause No.9 of the Company By-Laws sets forth that members of the Board of Directors will receive for its assistance to the Board of Directors a diet of 200 tax units. The value of tax units in effect during the years ended at December 31, 2005 and 2004 amounted to Bs.29,400 and Bs.24,700 in 2005 and Bs.24,700 Bs.19,400 in 2004, respectively. The income paid for the concept at December 31, 2005 amounted to Bs.1,058.4 million (Bs.829.9 million in the year 2004).

Salary and wages

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2005 for the 41 persons of the Company with executive responsibilities (administrators) amounted to some Bs.5.349,7 million (some Bs.4,458.1 million in 2004 for 40 persons).

Compromises for insurances and other concepts

After employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which sots is responsibility of the Company. The amount charged to results for this concept in the year 2005 amounted to Bs.42.3 million, approximately (Bs.34.9 million in the year 2004).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:

	2005	2004
Short-term remuneration to administrators	4,814,730	4,012,275
After-employment severance benefits	534,970	445,808



Remuneration to the Board of Directors	1,528,183	1,056,348

19. RISK MANAGEMENT

Risks of interest, type of exchange and prices

The Company is continuously exposed to credit risks, to foreign exchange, interest rates and price fluctuations; however, the management constantly monitors such risks and implements the necessary operating and financial procedures to minimize risks.

The greatest part of Company sales is addressed to the local market whereas part of the costs is in dollars; therefore, variations between the local inflation rate and the devaluation rate may influence the operating margins.

The risk of the interest rate is managed through a conservative indebtedness policy. Currently, the management does not anticipate any significant change in its exposure to change in the interests rates or in the current strategy to manage such risk.

The Company is subject to price risks of the main raw material and among them the most significant is the pulp price. Sales price of paper products are influenced partly by the pulp market price that is determined by offer and demand on the industry. Specifically, pulp price increases may negatively impact earnings if sale prices cannot be adjusted. Derivative instruments have not been used to manage risks.

During the years ended at December 31, 2005 the Company did not carry out any hedgings and it has not identified instruments that may be classified as derivatives.

Credit risks

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as a policy limits the amount of credit risks. Credit risk concentrations in regard to commercial accounts receivable are limited because of the big number of customers the Company has. At December 31, 2005 and 2004 the Company does not have significant risk concentrations different from those stated above.

Price Control



As of February 6, 2003 the National Executive decreed a price control on first-need goods and services among which certain products manufactured by the Company were included.

Concentration of operations

Export sales at December 31, 2005 and 2004 represent approximately 20% and 21% of net consolidated sales, respectively.

20. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Since 2003, the National Executive and the Venezuelan Central Bank have entered into different agreements which establish the Regime to Administer Foreign Currency as well as the type of foreign exchange that will govern operations set forth in such agreements. From that date, the Commission to Administer Foreign Exchange (CADIVI) is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement. At date, CADIVI has issued several regulations related to registration, guidelines, requirements and conditions concerning the regime to administer foreign currency.

At the date of this report, obtaining of the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on: (1) the approval of records and requests made before the corresponding institutions; (2) the availability of foreign currency that will be set forth in the enforcement of the aforementioned Regulations; and (3) the Company shares to access those necessary foreign currency not requested before the relevant institutions, or those foreign currency which requests are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at December 31, 2005 and 2004 are described, registered in bolivars at the exchange rate of Bs.2,150 and Bs.1,920 per US$1.oo respectively (in thousand U.S. dollars):

	(in thousand US$)	
	2005	2004
Assets:		
Cash and temporary investments	5,701	10,491
Available investments for sale	4,035	345



Commercial accounts receivable	1,325	8,937
Accounts receivable to related companies	5,600	5,482
Guaranteed deposits	3,500	1,320
Advances to suppliers and sundry debtors	1,372	1,556
	21,533	28,131

	(in thousand US$)	
	2005	2004
Liabilities:		
Documents payable	-	1,295
Commercial accounts payable	19,576	11,027
Accounts payable to related companies	2,350	1,369
Accumulated expenses payable and others	1,270	1,736
	23,196	15,427

21. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million. Likewise, the Company has given bonds in favor of the Commission to Administer Foreign Exchange (CADIVI) amounting to US$290 thousand.

In virtue of the sales contract of assets related to forest projects, a subsidiary became jointly guarantor and main payer of the Company before purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$350,000 with maturity on April 30, 2006. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in favor of the purchaser up to US$446 thousand on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.




REPUBLICA DE VENEZUELA
48
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2005 the open letters of credits for these concepts amount to US$13,17 million (Bs.28,324 million).

Contingencies

Certain civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.1,408 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2005 and 2004 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$567 thousand, filed by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.321,716 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will not have significant effects on the consolidated financial statements.

22. RECONCILIATION OF BALANCES AT THE BEGINNING AND AT THE END OF THE YEAR 2004

International Accounting Standard (IAS) No. 1 "First-time adoption of the International Financial Standard" demands first-time adopters to present the main effects of such standards on the financial statements previously presented.

As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early approve the International Accounting Standards (IAS) to prepare and present the consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission.

The year 2005 is the first fiscal year in which the Company has presented its financial statements pursuant to the IAS. The latest consolidated financial statements presented according to the principles and standards of the CNV corresponded to the years ended at December 31, 2004. Therefore, the date of transaction to IAS´s is January 1, 2004.

Impact of transition on the consolidated balance sheet at December 31, 2004 (in thousand bolivars):

	As CNV standards	Effect for transition to IASs		According to IAS
Property, plant and equipment - net	476,304,208	(31,427,847)	**1**	444,876,361
Spare parts	6,587,480	(6,587,480)	**1**	-
Investment in associates and joint businesses	4,020,200	(2,173,159)	**2**	1,847,041
Other assets	1,390,042	(1,390,042)	**3**	-
Total non current assets	488,301,930	(41,578,528)		446,723,402
Other current assets	10,325,755	(10,325,755)	**4**	-
Expenses paid in advance	885,614	(187,269)	**9**	698,345
Inventories	42,434,480	(9,663,397)	**1**	32,771,083
Advances to suppliers	4,813,668	(961,416)	**5**	3,852,252
Effects and accounts receivable – net	80,294,402	(897,290)	**5**	79,397,112
Investments available for sale	-	899,770	**6**	899,770
Cash and cash equivalents	23,142,558	(643,153)	**6**	22,499,405
Total current assets	161,896,477	(21,778,510)		140,117,967



	As CNV standards	Effect for transition to IASs		According to IAS
TOTAL ASSETS	650,198,407	(63,357,038)		586,841,369
SHAREHOLDERS´ EQUITY	560,670,334	(127,084,311)		433,586,023
MINORITY INTERESTS	1,712,875	(1,712,875)	**7**	
Other liabilities and differed credits	416,821	(416,821)	**10**	-
Provision for long-term seniority payment	9,691,114	(7,203,695)	**9**	2,487,419
Lending differed income tax	6,750,000	60,484,527	**8**	67,234,527
Non current liability	16,857,935	52,864,011		69,721,946
Provision for short-term seniority payment	-	2,694,704		2,694,704
Accounts payable	36,238,540	6,876,127	**7**	43,114,667
Documents payable	2,486,040	-		2,486,040
Obligations and commercial papers	2,937,900	(47,690)	**9**	2,890,210
Short-term loans	561,914	(561,914)		-
Promissory notes and bank overdrafts	12,800,000	659,268	**9**	13,459,268
Dividends payable	4,145,728	-		4,145,728
Taxes payable	3,575,156	11,169,627	8	14,742,783
Accumulated expenses payable	8,213,985	(8,213,985)	9	-
Total current liabilities	70,957,263	12,576,137		85,533,400
TOTAL LIABILITIES	87,815,198	65,440,148		153,255,346
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	650,198,407	(63,357,038)		586,841,369

Notes to balance reconciliation:



1. Mainly incorporation of new valuation values, analysis of spare parts inventories as components of machineries and equipment and review of useful lives, everything based on IAS 16.
2. Reverse of excess paid in purchasing Simco Recycling Inc., a foreign affiliate, based on IAS 38 instead of its repayment in 20 years as the local principle established and the effect of registration of the affiliate Manufacturas de Papel Centroamérica, C.A. for the method of participation (see 3).
3. Effect from deconsolidating the affiliate Manufacturas de Papel Centroamérica, C.A. for assets this latter had. Such deconsolidation was made based on the analysis of the joint businesses established in IAS31; registration of affiliate under IAS is made based on the method of participation.
4. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates based on the analysis of IAS 5 instead of registering it using the method of participation.
5. Effect form deconsolidating the Centro American affiliate.
6. Reclassification of financial assets based on the provisions of IAS 39.
7. The affiliate that originated the minority interest was deconsolidated as indicated in item 3.
8. Registry of differed tax mainly for differences in the accounting and tax base of certain assets according to IAS 12, not included in the local principle.
9. Reclassification of accounts to adapt presentation to that set forth in the applicable IAS.

Impact of transition on the consolidated income statement at December 31, 2004 (in thousand bolivars):

	As CNV standards	Effect for transition to IASs		According to IAS
Sales income and others	417,151,665	(33,998,733)	**1**	383,152,932
Sales cost	290,986,976	(20,131,150)	**2**	270,855,826
Gross income	126,164,689	(13,867,583)		112,297,106




INTERPRETE
PUBLICO

Costs and expenses:				
Sales expenses	30,507,190	(8,225,017)	**1**	22,282,173
Overheads and administrative expenses	17,687,956	(79,870)	**6**	17,608,086
Income from selling assets	(47,023)	(294,728)	**6**	(341,751)
Operating income	78,016,566	(5,267,968)		72,748,598
Participation in results	(3,534,010)	3,164,743	**3**	(369,267)
Financial costs	(3,235,011)	221,768	**7**	(3,013,243)
Financial income	466,638	(21,314)	**7**	445,324
Exchange differences - net	3,425,910	(471,217)	**7**	2,954,693
Other income (disbursements):				
Provision for investment	3,005,275	(2,638,964)	**4**	366,311
Loss in operations with securities	(7,945,773)	534,498	**7**	(7,411,275)
Net loss in foreign currency hedge agreements	(417,348)	-	**7**	(417,348)
ADR commissions	-	(646,810)	**7**	(646,810)
Debit tax	(3,329,929)	223,998	**7**	(3,105,931)
Others – net	109,478	451,774	**7**	561,252
Monetary result form the fiscal year	(2,866,206)	2,866,206	**5**	-
Income before taxes	63,695,590	(1,583,286)		62,112,304
Income tax	(16,165,082	(7,739,840)	**6**	(8,425,242)
Net income	47,530,508	6,156,554		53,687,062

Notes to balance reconciliation:

1. The effect comes mainly from deconsolidation of the Centro American affiliate (Bs.2,243,608 net) elimination effect of inflation amounting to Bs.27,144,204 (see note 1-c) and reclassification of certain expenses related to sales that were shown as sales expenses amounting to Bs.4,610,921.



2. Mainly the effect from deconsolidating the Centro American affiliate, eliminate the effect for inflation, and registry of higher depreciation of assets for new accounting base.
3. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates.
4. Reduction of provision for reduction of assets subject to provision for elimination of the effect of inflation for the years 2002 through 2004.
5. Elimination of the effect for inflation (see note 1-c).
6. Effect of differed tax of he year on movement of temporary differences.
7. Reclassifications of accounts to adapt presentation of provision of IAS 1.

Impact of transition on the consolidated cash flow statement for the year ended at December 31, 2004:

	As CNV standards	Effect for transition to IASs		According to IAS
Operating activities –				
Net cash provided for	56,694,850	12,740,003	**1**	43,954,847
Investing activities –				
Net cash used in	(17,980,522)	(4,363,066)	**2**	(13,617,456)
Financing activities –				
Net cash used in	(27,711,221)	(2,688,536)	**3**	(25,022,685)
Effects of inflation on cash and cash equivalents	(4,417,985)	(4,147,985)	**3**	-
Effect of devaluation on cash and cash equivalents	-	(3,418,780)		3,418,780
Cash increase and cash equivalents	6,855,122	(1,878,364)	**1**	8,733,486
Cash and cash equivalents at the beginning	16,287,436	2,521,517	**3**	13,765,919
Cash and cash equivalents at the end	23,142,558	643,153	**1**	22,499,405




INTERPRETE
PUBLICO
54

Notes to balance reconciliation:

1. The effects are mainly due to the increase of the net income under the IAS and to the deconsolidation of the Centro American affiliate and the incorporation of the affiliate Valores y Acciones 1003, C.A. and affiliates.
2. The main effect comes from capitalization of assets that did not meet with the requirements set forth by IAS 16.
3. Elimination of the effect for inflation.

Exemptions used by the Company to apply the International Accounting Standards according to the provisions fo IAS 1:

The IAS 1 allows companies to adopt for the first time the IAS, the possibility to use certain exemptions in applying them. The Company assessed the accounting treatments allowed and has chosen to use the exemptions indicated below:

- Accumulated effect for translation of foreign affiliates – the Company decided reverting the accumulated effects for translation of all its foreign affiliates that had been registered.

Property, plant and equipment – the Company decided to adopt as allocated cost of its property, plant and equipment (excluding furniture and equipment that was adopted as cost attributed to the net book value), the valuation values established by independent valuation experts registered with the Venezuelan Valuation Engineering Society. Such values were determined based on replacement values for machinery and equipment, and on market values for property and automotive vehicles pursuant to the provisions of IAS 16. For property, plant and equipment of affiliate Vencaribbean Paper Products, Ltd. a cost attributed to net book value in US dollars translated at the current exchange rate at the date of the balance sheet was adopted. Useful lives of assets were reassessed based on the use expectancy and the generation of future benefits for the different assets.

Impact of transaction on consolidated shareholders´ equity:

	January the 1st, 2004	December the 31st, 2004



Shareholders´ equity according to CNV standards	450,363,074	560,670,334
Registry of differed income tax	(76,992,673)	(71,237,333)
Effect of incorporating valuation of property, plant and equipment	29,842,868	(55,302,446)
Effect of inflation on final inventories	(3,871,219)	(2,528,980)
Effect incorporation of net assets of Valores y Acciones 3103,C.A.	2,920,001	(5,183,332)
Effect deconsolidation of inventory of Manpa Centroamérica	(2,772,786)	(3,485,350)
Effect translation of property, plant and equipment of affiliate Vencaribbean Paper Products	1,894,989	6,322,470
Effect of translation of foreign affiliates	4,158,715	3,486,025
Effect of inflation on other non-monetary entries	(50,421)	(236,714)
Effect of result on investments available for sale	-	156,935
Others, net	(544,643)	924,414
Shareholder's equity as per consolidated balance sheet under IAS	404,947,905	433,586,023

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 5th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004
(Stated in thousand bolivars)

			Retained Earnings				
	Capital stock	Accrued result from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of retained earnings for the sole use of payment of dividends of Company shares and its subsidiaries	Undistributed	Non realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2003	69,632,690	-	6,963,269	119,593,551	208,758,395	-	404,947,905
Reasonable value of investments available for sale	-	-	-	-	-	156,935	156,935
Result from translation	-	28,224	-	-	-	-	28,224
Losses directly recognized on equity	-	28,224	-	-	-	156,935	185,159
Net income for the year	-	-	-	-	53,687,062	-	53,687,062
Total earnings and losses recognized for the year	-	28,224	-	-	53,687,062	156,935	53,872,221
Decreed dividends	-	-	-	-	(25,234,103)	-	(25,234,103)
BALANCES AT DECEMBER 31, 2004	69,632,690	28,224	6,963,269	119,593,551	237,211,354	156,935	433,586,023
Reasonable value of investments available for sale	-	-	-	-	-	(1,156,123)	(1,156,123)
Result from translation	-	178,084	-	-	-		178,084
Losses directly recognized on equity	-	178,084	-	-	-	(1,156,123)	(978,039)
Net income for the year	-	-	-	-	35,838,263	-	35,838,263
Total earnings and losses recognized for the year	-	178,084	-	-	35,838,263	(1,156,123)	34,860,224
Decreed dividends	-	-	-	-	(45,880,188)	-	(45,880,188)
BALANCES AT DECEMBER 31, 2005	69,632,690	206,308	6,963,269	119,593,551	227,169,429	(999,188)	422,566,059

See notes to the consolidated financial statements.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO